FORM 6-K




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934




                             For December 17, 2003



                       Commission File Number: 000-22828


                             MILLICOM INTERNATIONAL
                                 CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                           Grand-Duchy of Luxembourg
                           -------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                          No  X
              ---                                         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                               Table of Contents

                                   ---------

                                                                           Page
                                                                           ----

Forward-Looking Statements....................................................2
Presentation of Financial and Other Information...............................3
Risk Factors..................................................................4
Selected Consolidated Financial and Operating Data...........................14
Recent Developments..........................................................18
Operating and Financial Review and Prospects.................................21
Business.....................................................................48
Management...................................................................68
Principal Shareholders.......................................................71
Certain Relationships and Related Party Transactions.........................72
Description of Certain Indebtedness..........................................76
Index to Financial Statements...............................................F-1


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                           Forward-Looking Statements

     Certain of the statements made in this report may be considered to be "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect", "estimate", "believe", "project", "anticipate", "should", "intend", "probability", "risk", "may", "target", "goal", "objective" and similar expressions or variations on such expressions. These statements appear in a number of places throughout this report, including, without limitation, in "Business" and "Operating and Financial Review and Prospects". These statements concern, among other things:

     o    strategies, outlooks and growth prospects;

     o    future plans and potential for future growth;

     o    trends affecting our financial condition or results of operations;

     o    liquidity, capital resources and capital expenditure;

     o    the use of proceeds from MIC's recent offering of senior notes;

     o    growth in demand for our services;

     o    economic outlook and industry trends;

     o    development of our markets;

     o the impact of regulatory initiatives and the supervision and regulation of the telecommunications markets in general;

     o    possible renewal of licenses;

     o    competition in areas of our business; and

     o    plans to launch new products and services.

     Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors.

     These factors include, but are not limited to:

     o general economic conditions, government and regulatory policies and business conditions in the markets served by us and our affiliates;

     o telecommunications usage levels, including traffic and customer growth;

     o competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

     o regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of litigation related to regulation;

     o the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives, and local conditions; and

     o the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances.


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     Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events of circumstances after the date of this report, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

     You should consult any additional disclosures we make in our Forms 20-F and registration statements filed with the Securities and Exchange Commission ("SEC"), including the cautionary discussion of risks and uncertainties under the caption "Risk Factors" in those documents. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.


                Presentation of Financial and Other Information

     We report under International Financial Reporting Standards ("IFRS") and unless otherwise indicated all financial data and discussions relating thereto in this report are based upon financial statements prepared in accordance with IFRS. The principal differences between the accounting policies applied by us under IFRS and U.S. generally accepted accounting principles ("U.S. GAAP") are discussed in Note 30 of the "Notes to the Consolidated Financial Statements" included elsewhere in this report.

     In this report, references to "dollars" or "$" are to U.S. dollars, references to "SEK" are to Swedish kroner and references to "Euro" or "(euro)" are to the Euro.

     Unless the context otherwise requires, the term "MIC" refers only to Millicom International Cellular S.A., a stock corporation organized under the laws of the Grand Duchy of Luxembourg, and the terms "Millicom", the "Company", "we", "us" and "our" refers to MIC and its subsidiaries, joint ventures and affiliates.

     Unless the context otherwise requires, when used in this report with respect to a licensed area, "people", "persons", "population" and "pops" are interchangeable and refer to the aggregate number of persons located in such licensed area and "equity pops" refers to the number of such persons in a licensed area multiplied by our ownership interest in the licenses for such licensed area. The term "Proportional Subscribers" refers to our share of the total subscribers in an operation. Persons, population and pops data for 2003 and 2002 have been extracted from the U.S. Central Intelligence Agency's "The World Factbook" for 2003. Market share data and penetration rates have been obtained from EMC, a cellular market research firm. EMC is aware of, and has consented to being named in this report, which may be incorporated by reference into registration statements we file with the SEC. Unless otherwise indicated, subscriber figures represent the total number of cellular subscribers of operations in which we have an ownership interest.


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                                  Risk Factors

     This report contains "forward-looking" statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below and elsewhere in this report. See "Forward-Looking Statements".

Risks Relating to our Business

General Risks

     We have a history of losses and may incur losses in the future, and we may be unable to achieve profitability.

     We experienced losses in the nine months ended September 30, 2003 and in each of the years from 1998 to 2002. For the nine months ended September 30, 2003, we made a net loss of $795,000. For the year ended December 31, 2002, we made net losses of $85,180,000. For the year ended December 31, 2001, we made net losses of $122,122,000. For the year ended December 31, 2000, we made net losses of $309,874,000. During 1999 and 1998, we made net losses of $186,599,000 and $35,755,000 respectively. The figures above exclude gains and losses from investment securities, fair value result on financial instruments and gain realized on debt exchange. See "Operating and Financial Review and Prospects."

     We are not assured of achieving or maintaining profitability in the future, nor are we sure that we will always have sufficient resources to make payments on our indebtedness. Future performance will depend, in particular, on our ability to generate demand and revenue for our services, to maintain existing subscribers and customers and to attract new subscribers and customers. Costs in connection with the acquisition and renewal of licenses and the costs incurred in order to commence and develop operations of cellular and related telecommunications systems will also affect revenues and profitability.

     Our substantial debt could have an adverse effect on our financial health and prevent us from fulfilling our obligations under such debt.

     We have a substantial amount of debt and significant debt service obligations. As of September 30, 2003, the total debt and other financing of MIC and all of its ventures was $1,177,547,000, of which $35,822,000 was not consolidated. Of this amount, $910,176,000 represented MIC's indebtedness and $231,548,000 represented our consolidated share of the indebtedness of our ventures. Corporate guarantees, cash deposits and standby letters of credit (issued at our request and guaranteed by us) secured $93,366,000 of the indebtedness of our ventures at September 30, 2003. Of our indebtedness at that date, $328,493,000 related to Millicom Telecommunications S.A.'s mandatorily exchangeable notes, which are mandatorily exchangeable into Tele2 AB shares. See "Description of Certain Indebtedness--Millicom Telecommunications S.A.'s Mandatorily Exchangeable Notes".

     In 2002, we experienced liquidity concerns resulting from our substantial indebtedness. Although we have implemented a restructuring program that has improved our liquidity by reducing our overall indebtedness and debt service obligations, there can be no assurance that we will not incur additional indebtedness that could result in liquidity concerns or other negative consequences in the future.

     Our level of indebtedness could have important negative consequences for us. For example, it could:

     o require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

     o increase our vulnerability to adverse general economic or industry conditions;

     o limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

     o limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

     o restrict us from making strategic acquisitions or exploiting business opportunities;


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     o    make it more difficult for us to satisfy our obligations with respect to the notes and our other debt; and

     o place us at a competitive disadvantage compared to our competitors that have less debt.

     Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.

     Our ability to meet our debt service obligations or to refinance our debt depends on our future operating and financial performance and ability to generate cash. This will be affected by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditures or sell assets. We cannot assure you that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially favorable terms or at all, we may not be able to satisfy our obligations with respect to our debt. If this were to occur, holders of the relevant debt would be able to declare the full amount of such debt due and payable. Our assets may not be sufficient to pay such amounts.

     Restrictions imposed by the indentures governing our outstanding debt contain various covenants that limit our ability to take certain actions.

     The indentures governing certain of our outstanding debt contain various covenants that limit our flexibility in operating our business. For example, these agreements restrict the ability of MIC and certain of its subsidiaries to, among other things:

     o    borrow money;

     o    pay dividends or make other distributions;

     o    create certain liens;

     o    make certain asset dispositions;

     o    make certain loans or investments;

     o    issue or sell share capital of our subsidiaries;

     o    issue certain guarantees;

     o    enter into transactions with affiliates; and

     o merge, consolidate, or sell, lease or transfer all or substantially all of our assets.

     We cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect our ability to finance our future operations or capital needs, engage in other business activities that may be in our interest or react to adverse market developments.

     The agreement pursuant to which we conduct our operations in Vietnam, which is our largest contributor to revenue, expires in 2005, unless extended. We do not exercise management control over Mobifone.

     In 1994, Comvik International Vietnam AB ("CIV"), in which we currently have an 80% interest, Industriforvaltnings AB Kinnevik ("Kinnevik"), our largest shareholder and Vietnam Mobile Services Co. ("VMS"), a Vietnamese government-owned company, entered into a Business Cooperation Contract ("BCC") to operate a nationwide cellular GSM system in Vietnam known as Mobifone. The BCC provides for, among other things, 50/50 revenue sharing between CIV and VMS. Our operation in Vietnam, which derives all of its revenue from the BCC, is our largest contributor to revenue. The BCC has a 10-year term from July 1, 1995. Upon its expiration on June 30, 2005, legal title to all equipment of the Vietnam operation contributed by ourselves would be transferred to VMS at a price of $1. Although we are currently in negotiations to extend the life of the BCC and have proposed an additional ten-year term, we cannot assure you that the BCC will be extended on equivalent or satisfactory terms, or at all. If the BCC is not extended on equivalent or satisfactory terms, or


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at all, our results of operations and financial condition would be adversely affected.

     In addition, under the terms of the BCC, MIC does not exercise management control over Mobifone. Certain management decisions, such as the decision to make certain capital expenditures and other business policy decisions, are made by an advisory committee comprised of eight members (four of which are appointed by CIV and four of which are appointed by VMS). Although the advisory committee has in the past made decisions based on our recommendations, we cannot assure you that the advisory committee will make decisions based on our recommendations in the future or that it will act in a manner consistent with our interests. In addition, CIV and VMS must agree in writing to amend the BCC, sell all or substantially all of the business assets or terminate any business license. If a dispute occurs between us and VMS and we are unable to resolve it satisfactory, our results of operations and financial condition would be adversely affected.

     Our ability to receive funds from, and to exercise management control over our ventures is often dependent upon the consent of other participants who are not under our control. Disagreements or unfavorable terms in the agreements governing our joint ventures could adversely affect our operations.

     We currently participate in 16 cellular ventures in 15 countries. Our participation in each venture differs from market to market, and we do not have a controlling interest in some operations. Sometimes, our ability to withdraw funds, including dividends, from our participation in, and to exercise management control over, ventures and investments therein depends on receiving the consent of the other participants. While the precise terms of the arrangements vary, our operations may be affected if disagreements develop with venture partners, as have occurred in the past. For example, in 2001, a dispute arose with local shareholders in our operation in El Salvador which resulted in our management determining that we could no longer exercise significant influence in the operation and thus that it was not appropriate to consolidate the operation during the period of the dispute. Although this dispute was resolved in September 2003 and El Salvador is now consolidated with our operations, there can be no assurance that other disagreements will not occur in the future that could adversely affect our operations. See "Notes to the Consolidated Financial Statements--Summary of Consolidation and Accounting Policies".

     We rely upon dividends and other payments from our ventures to generate the funds necessary to meet our obligations, including our obligations under the notes. The ventures are legally distinct from us and have no obligation to pay amounts due with respect to our obligations, or to make funds available for such payments. Our ventures do not guarantee our obligations. The ability of our ventures to make such payments to us will be subject to, among other things, the availability of funds, the agreement of the venture partner(s), the terms of each venture's indebtedness and applicable local laws. The majority of our operations have entered into financing facilities, some of which are guaranteed by us, many of which restrict and some of which prohibit the payment of dividends by those ventures to us. Claims of creditors of our ventures, including trade creditors, will generally have priority over our claims and the holders of our indebtedness. At September 30, 2003, the total debt and other financing of our ventures was $353,222,000 (including trade creditors).

     Certain insiders own significant amounts of our shares, giving them a substantial amount of management control.

     Kinnevik, together with our management, the estate of Jan H. Stenbeck, our former chairman who died in August 2002, and both the 1980 and 1985 Stenbeck Trusts, beneficially own 46% of the outstanding shares of our common stock as of September 30, 2003. The estate of Mr. Stenbeck is currently in probate in both Luxembourg and Sweden. Four members of our eight-person Board of Directors are independent. Consequently, the foregoing group of insiders, acting together, can exercise control over our management and affairs, including:

     o the composition of our Board of Directors and through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

     o the determination and allocation of business opportunities that may be suitable for us;

     o any determinations with respect to mergers, acquisitions or other business combinations;

     o    our acquisition or disposition of assets;


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     o    our financing; and

     o the incurrence of debt, pledge of our assets and the use of proceeds from any debt financing.

     We cannot assure you that we will agree with the decisions of Kinnevik and the other insiders or that their decisions will be consistent with your interests.

     A substantial number of our directors and executive officers hold positions with Kinnevik or Tele2 AB, which may present conflicts that are resolved in a manner unfavorable to us.

     Four MIC board members hold or held executive positions with Kinnevik, our largest shareholder. Cristina Stenbeck, a member of our Board of Directors, is also Vice Chairman of the Board of Directors of Kinnevik and Invik & Co. In addition, a number of our directors and executive officers hold executive positions with or are directors of Tele2 AB, a leading pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services. Tele2 AB is controlled by Kinnevik and certain of its affiliates. These positions could create, or appear to create, potential conflicts of interest when these directors and executive officers are faced with decisions that could have different implications for us, Kinnevik or Tele2 AB. These conflicts may ultimately be resolved in a manner that is unfavorable to us. Moreover, a portion of certain of our directors' and officers' time is spent on matters relating to Kinnevik and Tele2 AB, and not us. While it is the current expectation that we have the initial right to consider any telecommunications opportunity that arises in our markets, there is no contractual arrangement to this effect among us and Kinnevik or Tele2 AB and there can be no assurance that we would in fact receive such right of first refusal over any such business opportunity.

     Due to our insufficient equity, there is a risk we may be dissolved.

     Under Luxembourg company law, all companies must have losses less than half their subscribed share capital. If this is not the case, the shareholders must vote as to whether or not to dissolve the company. As of December 31, 2002, we had losses equal to more than half our subscribed share capital. At the annual general meeting held on May 27, 2003, the shareholders elected to continue operations for the coming 12 months. As of June 30, 2003 we had losses equal to more than half our subscribed share capital, and our losses may equal more than half our subscribed share capital in the foreseeable future. There can be no assurance that shareholders will vote to continue operations.

     Our Bolivian venture is in breach of certain financial covenants under its financing agreements. Although none of the lenders have sought to accelerate repayment, there can be no assurance that this will continue to be the case.

     In June 2001, Telefonica Celular de Bolivia SA ("Telecel") signed financing agreements in the amount of $25,000,000 with the International Finance Corporation ("IFC") and $10,000,000 from the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V. ("FMO"), also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel signed a financing agreement in the amount of approximately $10,000,000 with Bayerische Landesbank Girozentrale ("Bayerische"). All three of these financings are guaranteed by MIC. To date, Telecel has made all installment repayments due under these financing agreements and it expects to make the installment repayments due in December 2003 totaling $1,428,741. In the past, MIC has loaned money to help Telecel meet its obligations under these financings as they became due. As of September 30, 2003, $33,677,000 in aggregate was outstanding under its third-party financing arrangements.

     Since April 1, 2002, Telecel has been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances have been re-classified as short-term financing. Telecel has entered into a standstill agreement with the IFC, FMO and Bayerische pursuant to which each has agreed, absent a deterioration in the credit of Telecel or MIC, not to accelerate payment of the obligations under their respective financings until Telecel's 2003 audited financials become available, so long as MIC continues to assist Telecel in making scheduled repayments. There can be no assurance, however, that Telecel will be able to resolve this matter satisfactorily or that any of the lenders will not seek to accelerate repayment of the outstanding balances upon expiration of their respective standstill agreements. If Telecel's obligations under the financing agreements are accelerated, and if it is unable to meet its obligations, MIC would be obligated to satisfy those obligations pursuant to the guarantees.


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  U.S. investors will be subject to special tax rules if we are considered to be a passive foreign investment company.

     Special U.S. tax rules apply to U.S. taxpayers who own stock in a "Passive Foreign Investment Company," or "PFIC", or in a "Foreign Personal Holding Company," or "FPHC". We cannot assure you that that we presently are not, or will not become, a PFIC. Our status under the PFIC rules for each year depends upon our income and assets from time to time during that year. Our substantial investment in associated companies' securities and other "passive assets" result in a risk that we are a PFIC or could become a PFIC in the future. If we were determined to be a PFIC, then shareholders who are U.S. persons under U.S. tax laws would be subject to special unfavorable tax rules.

  Existing shareholders may be diluted upon conversion of our convertible notes.

     As part of our debt restructuring completed in May 2003, we issued 2% senior convertible payable-in-kind notes due 2006 which are convertible at any time into MIC common stock at a conversion price of $10.75. At maturity, MIC has the option to pay all, or a portion of, the then outstanding principal amount of these convertible notes in cash or in shares of MIC common stock. The maximum dilution to our equity holders resulting from the conversion of all of our outstanding convertible notes is approximately 26%.

  The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

     We are incorporated under the laws of the Grand Duchy of Luxembourg. All of our directors and executive officers are residents of Luxembourg or other countries other than the United States. All or a substantial portion of our assets and those of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. We have been advised by our Luxembourg counsel, Linklaters Loesch, that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in Luxembourg. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Luxembourg, the party may submit the final judgment that has been rendered in the United States to a Luxembourg court for the purpose of recognition by such court and enforcement in Luxembourg. A judgment by a federal or state court of the United States against us will be regarded by a Luxembourg court only as evidence of the outcome of the dispute to which such judgment relates, and a Luxembourg court may choose to rehear the dispute.

  Risks Related to our Cellular Telephone Operations

     We face intense competition in the cellular telephone operator market.

     The cellular systems in which we have interests face competition from the landline telephone networks and other cellular telephone operators in the markets in which they operate.

     We expect that other cellular telephone operators will obtain licenses in some markets, including markets where we do not currently have a licensed cellular telephone competitor. Moreover, additional licenses may be awarded in markets where we already face competition from other communications technologies that are being or may be developed and/or perfected in the future. In some of our markets, there may be more cellular telephone operators than the market is likely to sustain. In addition, in some of our markets, our competitors may have more advanced technology than us, such as GSM, or greater coverage area than us, or both. The cellular telephone operators in each market compete for customers principally on the basis of services offered, quality of service, coverage area and price. Some of our competitors have substantially greater capital resources than we do. Price competition can be significant.

     In addition, new competitors, such as cable companies that are able to leverage their existing networks, may enter the telecommunications markets. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants.



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     There is also a risk that, as new competitors enter our prepaid markets and price competition intensifies, our prepaid customers may be more likely to move from one cellular telephone operator to another than our postpaid customers. This could result in our revenue declining, which could adversely affect our results of operations.

     Any failure by us to compete effectively or aggressive competitive behavior by our competitors in pricing their services or acquiring new customers would have a material adverse effect on our revenues and overall results of operations.

     The cellular telephone operations market is heavily regulated.

     The licensing, construction, ownership and operation of cellular telephone networks, and the grant, maintenance and renewal of cellular telephone licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets that we service. In addition, such matters and certain other aspects of cellular telephone operations, including rates charged to customers and the resale of cellular telephone service, may be subject to public utility regulation in the relevant market. For example, in Vietnam, the regulator determines tariff charges to customers. Our ventures also typically require governmental permits, including permits for the construction and operation of cell sites. We do not believe that compliance with these permit requirements should have a material adverse effect on our company. However, we could become subject to claims or regulatory actions relating to any past or future noncompliance with permit requirements. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of cellular telephone services in the countries we service, this could have the effect of reducing our revenue. Changes in the regulation of our activities, such as increased or decreased regulation affecting prices, the terms of interconnect arrangements with landline telephone networks or mobile operators or requirements for increased capital investments, could materially adversely affect us.

     We face substantial competition for obtaining, funding and renewing telephone licenses.

     We may pursue new license opportunities within existing financial guidelines and group-wide synergy potential. In each market we may face competition for licenses from major international telecommunications entities as well as from local competitors. While we have not typically paid significant amounts for cellular licenses, the competition for the granting or renewal of the licenses is increasingly intense. As such, we anticipate that we may have to pay substantial license fees in certain markets, as well as meet specified network build out requirements. We cannot assure you that we will be successful in obtaining or renewing any cellular telephone licenses, or if licenses are awarded that they can be obtained on terms acceptable to us. If we obtain further licenses or renew existing ones, we may need to seek future funding through additional borrowings or equity offerings, and we cannot assure you that such funding will be obtained on satisfactory terms or at all.

     Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to make substantial expenditures to replace our products.

     Fixed network and other system equipment used in the cellular telephone industry has a limited life and must be replaced because of damage or as a result of ordinary wear and tear. In addition, as new technologies develop, such as, if our competitors were to introduce third-generation systems, equipment may need to be replaced or upgraded or a cellular telephone network may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. For example, we are currently building out networks based on the GSM standard in Paraguay, Guatemala and Pakistan due to increased competition from other GSM providers in those markets as well as the anticipated benefits of migrating to the GSM standard, including lower repair and maintenance costs, greater availability of handsets and increased functionality. The aggregate cost of building-out these networks, together with capital investments relating to the migration of certain of our existing customers to the GSM networks, is expected to be approximately $70 million over the next year. We cannot assure you that unforeseen technological developments will not render our services unpopular with customers or obsolete. In addition, to the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our results of operations.

     If we cannot successfully develop and manage our networks, we will be unable to expand our subscriber base and could lose market share and revenues.

     Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks. The build-out of our networks is subject to risks and uncertainties which could delay the introduction of service in some areas and increase the cost of network construction. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base. In addition, our ability to manage our ventures successfully is dependent upon our ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of our infrastructure in the future, including our billing systems, could have a material negative effect on our profits and results of operations.

     Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to expand successfully our operations.

     Our future operating results depend, in significant part, upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

     o    stringent control of network build-out and other costs;

     o continued development of financial and management controls and information technology systems;

     o    implementation of adequate internal controls;

     o    hiring and training of new personnel; and

     o coordination among our logistical, technical, accounting and finance personnel.

     Our success will also depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in our markets is intense due to the small number of qualified individuals. Our failure to manage successfully our growth and personnel needs could have a material negative effect on our business and results of operations.

     In some of our markets, our licenses and frequency allocations are subject to ongoing review, which may result in modification or early termination.

     The continued existence and terms of cellular telephone licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination. The BCC in Vietnam expires in 2005 and our licenses in Pakistan and Paraguay expire in 2005 and 2007, respectively, although the BCC and each license is subject to renewal. While we would not normally expect any of our cellular telephone companies to be required to cease operations at the end of the term of its business arrangement, license or permit, we cannot assure you that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. Upon termination, the license and the assets of the cellular telephone company associated with the system may revert to the government or local telecommunications agency, in some cases without any, or adequate, compensatory payment being made to us.

     Our operations are dependent upon interconnect agreements and transmission and leased lines.

     Our ventures are dependent upon access to networks not controlled by us, primarily networks controlled by current or former government-owned public telecommunications operators or competing cellular telephone operators. Our financial results are affected by the cost of transmission and leased lines to effect interconnection. There can be no assurance that we will be able to maintain interconnect or leased line agreements on appropriate terms to maintain or grow our business. A number of regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue.

     The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on the market price of our shares, our financial position or the results of our operations.

     Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, could adversely affect us, including by reducing our subscriber growth rate, subscriber base or average use per subscriber, and could have a negative impact on the market price of our shares. In addition, if a link between electromagnetic or radio frequency emissions and adverse health concerns is demonstrated, government authorities could increase regulation of mobile handsets and base stations as a result of these health concerns or cellular telephone operators, including us, could be held liable for costs or damages associated with these concerns. Any such regulation or litigation could also have a materially adverse effect on our financial position and results of operations.

Country Risks

     We operate in some markets that are considered politically unstable, which could negatively affect our operations.

     We currently have interests in cellular telephone licenses in 15 countries around the world and are subject to government regulation in each market. The governments of the 15 countries differ widely with respect to structure, constitution and stability, and some of these countries lack mature legal and regulatory systems. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in each of the markets in which we operate. Recent political and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. We cannot assure you that factors such as these will not have a material adverse effect on our operations in particular countries.

     We operate in a number of jurisdictions, any of which could effect changes to its laws that could unfavorably affect our financial status.

     We hold interests in our cellular telephone companies through our subsidiaries and affiliates in various jurisdictions in and outside Luxembourg. There can be no assurance that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends from the ventures, and tax concessions in certain operations), foreign exchange or otherwise in these jurisdictions will not change. Any such change could have a material adverse effect on our financial affairs and on our ability to receive funds from the ventures.

     Most of our ventures receive revenue that is denominated in the local currency. In the future, any of the countries in which these ventures are located could impose foreign exchange controls, which could restrict our ability to receive funds from the ventures.

     Most of the ventures in which we have interests receive substantially all of their revenues in the currency of the markets in which they operate. We expect to derive substantially all of our revenues through funds generated by the ventures and, therefore, we will rely on the ability of the ventures to transfer funds to us. Although there are foreign exchange controls in some of the countries in which our cellular telephone companies operate, which could significantly restrict the ability of these ventures to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, we have experienced no material difficulty in obtaining permits to allow our ventures to export cash to us. There can be no assurances, however, that this will continue to be the case. In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effect of this is likely to be time delays in accumulating significant amounts of foreign currency. In addition, a few countries in which we operate restrict the export of cash in local currencies. There can be no assurance that additional foreign exchange control restrictions will not be introduced in the future or that our ability to receive funds from the ventures will not subsequently be restricted.

     Currency fluctuations or devaluations could reduce the amount of profit and assets that we are able to report.

     Exchange rates for currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. A relevant example was the devaluation of the guarani in Paraguay in 2002 which had an adverse effect on the results of our operations. In the years ended December 31, 2002, 2001 and 2000, we suffered exchange losses of $23,483,000, $17,313,000 and $23,015,000, respectively. For the six months ended June 30, 2003, we had a gain of $8,109,000. To the extent that our ventures retain earnings or distribute dividends in local currencies in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. We generally do not hedge our foreign currency exposure.

     Our ability to reduce our foreign currency exposure may be limited by restrictions on borrowings in local currency.

     At the venture level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. Our ability to reduce our foreign currency exchange exposure may be limited by restrictions on borrowings in local currency. For example, under local regulations in Pakistan, foreign-controlled services sector companies, such as our Pakistan operations, are required to obtain approval from the State Bank of Pakistan to engage in long-term borrowing in the local market and are required to meet certain requirements imposed by the State Bank of Pakistan, including certain financial ratios. One of our Pakistan operations, Pakcom, has received a waiver from the State Bank of Pakistan, which expires on December 31, 2004, and expects to be able to meet these ratios in the short term. In addition, our other Pakistan operation, Paktel, does not currently meet the applicable ratios but has received a waiver from the State Bank of Pakistan in respect of its borrowings for the initial phases of its GSM network build out. If we fail to meet the applicable requirements, or obtain a waiver, we expect that financing for the later stages of the build out may be financed from cash flows from operations, short-term borrowing or other financing arrangements. We cannot assure you that in the future Pakcom or Paktel will meet the required ratios or obtain waivers, MIC's ability to fund Pakcom's or Paktel's capital expenditure needs as well as to reduce our foreign exchange exposure by borrowing in local currency.

     Potential inflation in local economies may affect some customers' ability to pay for our ventures' services, and it may also adversely affect the stability of the cellular operations market in those areas.

     Our operations are dependent upon the economies of the markets in which we have interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. We may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for our ventures' services. In addition, these fluctuations may affect the ability of the market to support our existing cellular telephone interests or any growth in cellular telephone operations. It is also possible that a period of significant inflation in any of our markets could adversely affect our costs and financial condition.

     We are subject to foreign taxes in the countries in which we operate, which may reduce amounts we receive from our operating ventures or may increase our tax costs.

     Many of the foreign countries in which we operate have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. In addition, the provisions of new tax laws may prohibit us from passing these taxes on to our local customers. Consequently, these taxes may reduce the amount of earnings that we can generate from our services.

     Our Pakcom venture has received tax assessment notices from Pakistan's tax authorities relating to, among other things, the disallowance of realized foreign exchange losses in the amount of approximately $2 million. Pakcom has filed petitions disputing these assessments. In some cases, Pakcom has received unfavorable decisions, which it is currently appealing. If these or other tax assessments are ultimately resolved unfavorably to us, this could reduce amounts we receive from our operating ventures or may increase our tax costs.

               Selected Consolidated Financial and Operating Data

     We report under IFRS. The following tables present comparative information under IFRS and U.S. GAAP. For a reconciliation of profit (loss) and shareholders' equity to U.S. GAAP and a discussion of the principal differences between the accounting policies applied by us under IFRS and U.S. GAAP, please see Note 30 of the "Notes to the Consolidated Financial Statements" and Note 13 of the "Notes to the Unaudited Interim Condensed Consolidated Financial Statements".

     The following tables set forth our summary financial data for the periods ended and as at the dates indicated below. The year-end financial data are based upon our audited consolidated financial statements. The six-month financial data are based upon our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2003 and 2002. Results for interim periods are not necessarily indicative of results for the full year.

     The following data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and other financial information included elsewhere in this report.

                                 Six Months Ended June 30,                           Year Ended December 31,
                                -------------------------        ---------------------------------------------------------
                                     2003        2002            2002        2001         2000       1999(1)     1998(1)
                                     ----        ----            ----        ----         ----       -------     -------
                                      (unaudited)                                                  (restated)  (restated)
                                                   (in thousands of U.S. dollars, except per share data)
Amounts in accordance with IFRS
Profit and Loss Statement
   Data:
Revenues....................       288,581     294,081           605,186     644,570     570,840      552,401     458,978
Operating profit/(loss).....        76,137      86,392           122,313      92,786     (53,378)      (8,610)    120,835
Gain (loss) from investment
   securities...............       101,705     (15,093)         (299,963)    (15,931)    665,262      144,296      73,899
Profit/(loss) for the
   period from continuing
   operations(2)............       204,377     (33,606)         (507,162)   (138,020)    408,468      (32,857)     50,347
Profit/(loss) for the period       202,261     (40,378)         (385,143)   (138,053)    355,388      (42,303)     38,144
Basic (loss) earnings
   from continuing
   operations per common
   share....................        $12.55      $(2.06)          $(31.08)     $(8.46)     $25.10       $(2.03)      $3.10
Basic (loss) earnings per
   common share.............        $12.42      $(2.47)          $(23.60)     $(8.46)     $21.84       $(2.61)      $2.35
Weighted average number of shares
   in basic computation
   (in thousands)(3)........        16,284      16,318            16,318      16,314      16,273       16,215      16,217
Diluted (loss) earnings
   from continuing
   operations per common
   share....................        $11.36      $(2.06)          $(31.08)     $(8.46)     $24.76       $(2.03)      $3.09
Diluted (loss) earnings
   per common share.........        $11.25      $(2.47)          $(23.60)     $(8.46)     $21.54       $(2.61)      $2.34
Weighted average number of shares
   in diluted computation
   (in thousands)(3)........        18,053      16,318            16,318      16,314      16,500       16,215      16,313
Dividends per share.........            --          --                --          --           --          --         --

                                   As of June 30,                         As of December 31,
                                   --------------   ------------------------------------------------------------------
                                        2003          2002          2001          2000          1999(1)      1998(1)
                                        ----          ----          ----          ----          -------      --------
                                     (unaudited)                                              (restated)    (restated)
                                                             (in thousands of U.S. dollars)
Amounts in accordance with IFRS
Balance Sheet Data:
Tangible assets, net............       412,503       458,933       512,236       577,501       499,579       489,371
Licenses, net...................        29,866        84,471       164,541       201,124       173,681       188,863
Investment in securities(4).....       389,989       321,926       676,829       816,211       407,978       281,457
Investments in associated
   companies(5).................         1,101         1,013        52,858            --       139,963         5,020
Cash, cash equivalents and time
   deposits.....................        88,567        86,651        77,720       125,868        81,116       235,553
Total assets....................     1,145,579     1,203,119     1,870,930     2,112,228     1,639,461     1,563,147
Current liabilities.............       291,769       375,862       469,191       651,034       357,045       383,160
Non-current liabilities.........       907,846     1,098,783     1,322,583     1,112,331       983,292       946,154
Minority interest...............        32,534        23,733        10,262         7,672         4,295         2,531
Shareholders' equity/(deficit)..       (86,570)     (295,259)       68,894       341,191       294,829       231,302

                                                      As of and for
                                                    Six Months Ended
                                                        June 30,             As of and for Year Ended December 31,
                                                   ------------------        -------------------------------------
                                                   2003          2002          2002          2001          2000
                                                   ----          ----          ----          ----          ----
Operating Data (unaudited):(6)
Total Subscribers (in thousands)
   Prepaid.................................     4,594,329     3,162,938     3,448,269     2,525,279     1,863,243
   Postpaid................................       709,512       552,793       554,642       604,327       709,439
Churn (%)(7)
   Prepaid.................................           4.7           4.2           4.2           4.0           5.4
   Postpaid................................           2.2           3.6           3.2           4.1           3.1

                                     Six Months Ended June 30,                        Year Ended December 31,
                                     -------------------------      ---------------------------------------------------
                                        2003       2002             2002      2001(8)    2000(8)     1999(8)    1998(8)
                                        ----       ----             ----      -------    -------     -------    -------
                                          (unaudited)                        (restated) (restated) (restated)  (restated)
                                                     (in thousands of U.S. dollars, except per share data)
Amounts in accordance with U.S.
   GAAP(9)
Profit and Loss Statement Data:
Revenues.........................      189,460    204,155           415,864    419,542     369,908    257,097     228,888
Revenues from continuing
   operations....................      183,534    162,868           335,675    346,386     297,702    238,792     214,186
Cost of sales from continuing
   operations....................      (44,773)   (44,102)         (146,980)  (153,790)   (207,755)  (112,771)    (97,238)
Operating expenses from
   continuing operations.........      (45,962)   (40,468)         (135,010)  (151,196)   (176,183)  (125,505)   (109,122)
Operating profit (loss)..........       45,315     42,394           (33,845)    12,875     (26,373)    15,405      (1,284)
Operating profit (loss) from
   continuing operations.........       45,571     40,124            65,159     76,447     (88,991)   137,103     137,746
Gain (loss) from investment
securities.......................      101,705    (10,432)         (299,963)   (15,931)    706,837    144,296      73,899
Profit (loss) for the period
   from continuing operations(2).      108,629    (29,000)         (330,357)  (126,180)    420,817    (15,697)    (10,516)
Profit (loss) for the period.....      108,332    (24,742)         (328,820)  (174,766)    370,573    (27,549)    (17,259)
Basic (loss) earnings from
   continuing operations per
   common share(10)..............        $6.67     $(2.35)          $(20.24)    $(7.73)     $25.86     $(0.97)     $(0.65)
Basic (loss) earnings per common
   share.........................        $6.65     $(1.52)          $(20.15)   $(10.71)     $22.77     $(1.70)     $(1.06)
Weighted average number of shares in
   basic computation (in
   thousands)(3).................       16,284     16,318            16,318     16,314      16,273     16,215      16,217
Diluted (loss) earnings from
   continuing operations per
   common share(10)..............        $6.06     $(2.35)          $(20.24)    $(7.73)     $25.50     $(0.97)     $(0.65)
Diluted (loss) earnings per
   common share..................        $6.04     $(1.52)          $(20.15)   $(10.71)     $22.46     $(1.70)     $(1.06)
Weighted average number of shares in
   diluted computation (in
   thousands)(3).................       18,053     16,318            16,318     16,314      16,500     16,215      16,217

                                  As of June 30,                         As of December 31,
                                  --------------   ----------------------------------------------------------------
                                       2003           2002         2001(8)       2000(8)      1999(8)       1998(8)
                                       ----           ----         -------       -------      -------       -------
                                   (unaudited)                   (restated)    (restated)    (restated)   (restated)
                                                            (in thousands of U.S. dollars)
Amounts in accordance with U.S.
   GAAP(9)
Balance Sheet Data:
Tangible assets, net............      282,363        286,372       376,676       399,585       293,960      251,869
Licenses, net...................       18,957         20,407       137,910       183,221        92,261      116,190
Investment in securities(4).....      389,968        321,905       675,865       816,456       408,213      261,514
Investments in associated
companies.......................      123,682        111,622       131,616        77,130       136,483       54,469
Total assets....................    1,077,848      1,123,194     1,724,439     1,902,814     1,314,816    1,229,147
Current liabilities.............      246,840        270,910       339,311       485,706       193,681      194,274
Non-current liabilities.........      881,626      1,033,743     1,302,088     1,137,637       905,444      877,259
Minority interest...............       32,534         23,733        10,262         7,672         4,295        2,531
Shareholders' equity/(deficit)..      (83,152)      (297,102)       72,778       271,799       211,396      155,083

------------------
(1) The figures as of and for the years ended December 31, 1998 and 1999 have been restated to reflect the retrospective application of IAS No. 38, under which the amortization of intangibles is mandatory.

(2) Under IFRS, MIC Systems and FORA Telecom BV have been reported as discontinuing operations in our consolidated financial statements. Under U.S. GAAP, MIC Systems, Liberty Broadband Limited (formerly Tele2 (UK)) and Celcaribe S.A. have been reported as discontinuing operations.

(3) The average number of shares disclosed above has been adjusted for each year presented to reflect the reverse share split in February 2003, whereby three existing shares of a par value of $2 each were exchanged for one new share with a par value of $6 each. The average number of shares, which is calculated on a weighted average basis, does not include shares held by us that have no voting, dividend or other rights while held by their current holders (7,423,767 shares at December 31, 2002).

(4) For the years ended December 31, 2001, 2000 and 1999, an amount of $5,027,000 has been reclassified from other non-current assets to investment in securities. This amount corresponds to our investment in Great Universal, Inc.

(5) Investments in associated companies under IFRS were as follows. As at June 30, 2003 and December 31, 2002, Navega S.A. As at December 31, 2001, MIC's operation in El Salvador. As at December 31, 1999, Societe Europeenne de Communication S.A. As at December 31, 1998, Great Universal Inc. See "Operating and Financial Review and Prospects--Results of Operations".

(6)  Operating data excludes divested operations.

(7) We calculate churn rates by dividing the number of subscribers whose service is disconnected during a period, whether voluntarily or involuntarily (such as when a subscriber fails to pay his or her bill), by the average number of subscribers during the period. We believe that we apply conservative policies in calculating customer totals and the related churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating customer churn.

(8) The U.S. GAAP figures for the years ended December 31, 2001, 2000, 1999 and 1998 have been restated to reflect the correction of certain errors as described in Note 30 of the "Notes to the Consolidated Financial Statements". The reconciliation between the previously reported net profit
     (loss) and shareholders' equity under U.S. GAAP as of and for the years ended December 31, 2001 and 2000 and the corresponding restated amounts are presented in Note 30 of the "Notes to the Consolidated Financial

     Statements". The U.S. GAAP figures for the years ended December 31, 1999 and 1998 have been adjusted to reflect the correct application of the equity method of accounting of our joint ventures under U.S. GAAP. Other restatement items, as described in Note 30 of the "Notes to the Consolidated Financial Statements", only refer to the years ended December 31, 2001 and 2000.

(9) As described in Note 30 of the "Notes to the Consolidated Financial Statements", under U.S. GAAP, we should consolidate our investment in Great Universal, Inc. and Modern Holdings Incorporated. The U.S. GAAP revenues and operating profit (loss) for each of the years presented in the table above do not include the effect of the consolidation. However, the effects of the consolidation on our reported revenues and operating profit (loss) for each of the years ended December 31, 2002, 2001 and 2000 and for each of the periods ended June 30, 2003 and 2002 are disclosed in
     Note 30 of the "Notes to the Consolidated Financial Statements" and Note 13 to the "Unaudited Interim Condensed Consolidated Financial Statements", respectively.

(10) Excludes impact of cumulative effect of change in accounting policy.

                              Recent Developments

Financial Results for the Quarter and Nine Months Ended September 30, 2003

     The following data reflects our results of operations for the quarter and nine months ended September 30, 2003. This should be read in conjunction with the unaudited condensed consolidated financial statements included elsewhere in this report. Results for interim periods are not necessarily indicative of results for the full year.

     On September 15, 2003, Telemovil, our cellular telephone operation in El Salvador, was reconsolidated after we resolved a dispute with our local partners. Telemovil is the market leader in El Salvador and, as of September 30, 2003, had 462,311 total subscribers. In addition, we have agreed a schedule with our partners in El Salvador to increase our equity ownership interest from 70% to 100% over a maximum of the next six years. Due to the irrevocable commitment of our local partners to sell their shares, we are deemed to have a 100% economic ownership in our operation in El Salvador and, accordingly, we account for our operation in El Salvador as a 100% owned subsidiary from September 15, 2003. Accordingly, while our results of operations for the quarter and nine months ended September 30, 2003 include the fully consolidated results of our operation in El Salvador as from September 15, 2003, our results of operations for the same periods in the prior year do not. See "Operating and Financial Review and Prospects--Results of Operations".

   Summary of Highlights

o Revenue for the third quarter of 2003 was $156.7 million, a slight increase from $155.8 million for the third quarter of 2002. Included in revenue for the third quarter of 2003 are revenues of $5.4 million from our operation in El Salvador, and included in revenue for the third quarter of 2002 are revenues of $23.0 million from operations divested in 2002.

o Total cellular minutes increased by 30% in the third quarter of 2003 from the same quarter in 2002, with prepaid minutes increasing by 54% in the third quarter of 2003.

o MIC's subsidiary, Millicom Telecommunications S.A., completed an offering of SEK 2,556 million ($310 million) of notes mandatorily exchangeable into class B shares of Tele2 AB (the "Mandatorily Exchangeable Notes") in August 2003. See "Description of Certain Indebtedness--Millicom Telecommunications S.A.'s Mandatorily Exchangeable Notes".

o We used part of the proceeds from the Mandatorily Exchangeable Notes to repay $167 million in aggregate principal amount of the 11% Senior Notes, following the purchase of U.S. Treasury STRIPS for an aggregate amount of $45 million to secure Millicom Telecommunications' obligation to pay fixed interest in respect of the Mandatorily Exchangeable Notes and the repayment of $60.4 million outstanding under its debt facility with Toronto Dominion Bank.

o From September 15, 2003, after resolution of a dispute with local partners which resulted in us reassuming control, Telemovil was reconsolidated and accounted for as a 100% owned subsidiary.

o As at September 30, 2003, we had total consolidated indebtedness of $1.14 billion and total consolidated net indebtedness (representing total consolidated indebtedness excluding cash, cash equivalents and short-term time deposits) of $991.1 million (of which $328.5 million represents the Mandatorily Exchangeable Notes and $50.0 million represents the 2% Senior Convertible PIK Notes), a reduction compared with total consolidated net indebtedness of $1,141.9 million as at December 31, 2002 and $1,337.7 million as at September 30, 2002. The Mandatorily Exchangeable Notes are mandatorily exchangeable into Tele2 AB shares, and no repayment in cash of principal is required in respect of the Mandatorily Exchangeable Notes. In addition, our interest obligations in respect of the Mandatorily Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the Mandatorily Exchangeable Notes.

o In August 2003, certain holders of 2% Senior Convertible PIK Notes with an aggregate value of $937,000 converted into 87,161 new MIC shares.

   Subscriber Growth

     As at September 30, 2003, our worldwide cellular subscriber base increased to 5,303,841 cellular subscribers (including El Salvador) from 3,715,731 cellular subscribers (excluding El Salvador) as at September 30, 2002. Excluding El Salvador, total cellular subscribers increased by 30% in the year to September 30, 2003. Particularly significant percentage increases were recorded in Ghana, Senegal, Pakistan, Cambodia and Vietnam.

     Our proportional cellular subscriber base increased to 3,806,646 cellular subscribers (including El Salvador) as at September 30, 2003 from 2,601,769 cellular subscribers (excluding El Salvador) as at September 30, 2002. Our total proportional cellular subscribers (excluding El Salvador) increased by 30% in the year to September 30, 2003. Of the 3,806,646 proportional cellular subscribers reported at the end of the third quarter of 2003, 3,341,001, or 88%, were prepaid customers.

   Financial Results for the Three Months Ended September 30, 2003

     Total revenues for the three months ended September 30, 2003 were $156.7 million, an increase from $155.8 million for the three months ended September 30, 2002. Included in total revenues for the three months ended September 30, 2003 are revenues of $5.4 million from our operation in El Salvador, and included in total revenues for the three months ended September 30, 2002 are revenues of $23.0 million from operations divested in 2002.

     We recorded revenue growth in Asia of 23% in the third quarter of 2003 compared with the same period in 2002, with Pakcom in Pakistan experiencing revenue growth of 36% in the third quarter of 2003. Revenues for Africa for the third quarter of 2003 increased by 27% to $21.2 million from the same period last year. Third quarter revenues for Latin America increased by 12% to $63.4 million from the third quarter of 2002, as a result of the re-consolidation of our operation in El Salvador and the increased stabilization of the region. The Central American market continued to perform strongly with Guatemala experiencing a revenue increase of 17% from the third quarter of 2002.

     We recorded a credit of $17.5 million in the three months ended September 30, 2003, reflecting the movement in the market price of our holding in Tele2 AB. In addition, we recorded a charge of $26.4 million, reflecting the quarterly change in the fair value of the Mandatorily Exchangeable Notes.

   Financial Results for the Nine Months Ended September 30, 2003

     Total revenues for the nine months ended September 30, 2003 were $445.2 million, a slight decrease from $449.9 million for the nine months ended September 30, 2002. Included in total revenues for the nine months ended September 30, 2003 are revenues of $5.4 million from our operation in El Salvador and $5.9 million from our operation in Colombia which was divested in February 2003, and included in total revenues for the nine months ended September 30, 2002 are revenues of $27.0 million from operations divested in 2002 and $37.8 million from our divested operation in Colombia.

     Revenues for Asia and Africa increased by 24% and 28% to $201.6 million and $57.6 million, respectively, relative to the nine months ended September 30, 2002. Revenues for Latin America for the period decreased by 14% to $177.2 million due to the divestment of our operation in Colombia in February 2003.

     Total cellular minutes increased by 32% for the nine months to September 2003 compared with the same period in 2002.

   Change in Accounting Policy

     We have recently changed our accounting treatment in respect of the Mandatorily Exchangeable Notes and the underlying Tele2 AB shares. As a result, we mark to market on a quarterly basis the value of our holding of Tele2 AB shares, with any resulting changes in fair value of the shares being recorded in our profit and loss statement under the heading "valuation movement on securities". We also account for the embedded derivative relating to the corresponding revaluation of the Mandatorily Exchangeable Notes and to the potential 30% premium if the price of the Tele2 AB shares is above the reference price in accordance with the terms of the Mandatorily Exchangeable Notes, at fair value with any subsequent change in its fair value being recorded in the profit and loss statement. The net impact on our results reflect an economic hedge against a decrease in the price of Tele2 AB shares below the reference price and the gain that we would realize at maturity if the price of the Tele2 AB shares is above the reference price as provided in the Mandatorily Exchangeable Notes. Changes in the market value of the Tele2 AB shares will likely affect our net income on a quarterly basis until the Mandatorily Exchangeable Notes mature in August 2006.

     Under U.S. GAAP, the fair value adjustment of our investment in Tele 2 AB shares should be recorded in other comprehensive income, as a separate component of shareholders' equity. Accordingly, under U.S. GAAP, MIC would reclassify the unrealized gain resulting from the change in fair value of the Tele 2 AB shares of $117,405,000 for the nine months ended September 30, 2003 to shareholders' equity.

Completion of Senior Notes Offering

     On November 24, 2003, MIC completed its offering of $550 million in aggregate principal amount of 10% Senior Notes due 2013 (the "10% Senior Notes"). MIC used a portion of the net proceeds from such offering to repay in full $395 million of the 11% Senior Notes and will use another part of such net proceeds to repay in full $137 million of the 13.5% Senior Subordinated Notes due 2006 (the "13.5% Senior Subordinated Notes"), which in each case were outstanding as of the date of such offering. See "--Results of Tender Offer and Consent Solicitations" below and "Liquidity and Capital Resources--Overview".

Results of Tender Offer and Consent Solicitations

     On November 7, 2003, MIC commenced a cash tender offer and consent solicitation in respect of its 11% Senior Notes due 2006 (the "11% Senior Notes"). On November 19, 2003, MIC announced that it had received the requisite consents from the holders of the 11% Senior Notes to (i) the waiver of the possible past default under the indenture governing the 11% Senior Notes in connection with the securities lending arrangement related to the Mandatorily Exchangeable Notes and (ii) proposed amendments to such indenture. Among other things, the supplemental indenture giving effect to these amendments, which became effective on November 25, 2003, eliminated certain of the indenture's restrictive covenants, amended certain other provisions contained in the indenture and shortened the optional redemption notice period of the 11% Senior Notes. On November 25, 2003, MIC used approximately $273 million of the proceeds of the recent offering of 10% Senior Notes to acquire 11% Senior Notes tendered on or prior to November 18, 2003 in connection with the tender offer and consent solicitation in respect of the 11% Senior Notes. The tender offer expired at 11:59 p.m., New York City time, on December 8, 2003. On December 10, 2003, MIC used approximately $143.8 million of the proceeds of the 10% Senior Notes offering to redeem in full the outstanding 11% Senior Notes.

     In addition to the tender offer and consent solicitation in respect of the 11% Senior Notes, on November 7, 2003, MIC commenced a consent solicitation in respect of its 2% Senior Convertible Payable-In-Kind Notes due 2006 (the "2% Senior Convertible PIK Notes"). On November 19, 2003, MIC also announced that it had received the requisite consents from holders of the 2% Senior Convertible PIK Notes to (i) the waiver of the possible past default under the indenture governing the 2% Senior Convertible PIK Notes in connection with the securities lending arrangement related to the Mandatorily Exchangeable Notes and (ii) the waiver of compliance with the limitation on restricted payments covenant in such indenture in connection with MIC's proposed redemption or repurchase of the 13.5% Senior Subordinated Notes with the proceeds of the recent offering of the 10% Senior Notes. Each waiver became effective with respect to the 2% Senior Convertible PIK Notes upon receipt of the consent of a majority of the holders of the 2% Senior Convertible PIK Notes.

     Previously, Millicom Telecommunications S.A. had convened a meeting of holders of the Mandatorily Exchangeable Notes in order to seek their approval to make certain technical amendments to the documentation relating to the Mandatorily Exchangeable Notes in order to ensure compliance with the covenants contained in the indentures governing the 11% Senior Notes and 2% Senior Convertible PIK Notes. This meeting was inquorate and therefore dissolved.

                  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements and the related notes thereto included in this report. The following discussion should be read in conjunction with "Presentation of Financial and Other Information" and "Selected Consolidated Financial and Operating Data". Except for the historical information contained in this report, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See "Forward-Looking Statements".

     Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon financial statements prepared in accordance with IFRS. See Note 30 of the "Notes to the Consolidated Financial Statements" and Note 13 of the "Notes to the Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2003 and 2002" for certain reconciliations between IFRS and U.S. GAAP.

Overview

   Introduction

     We are a leading operator of cellular telephone services in the world's emerging markets. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

     We currently have interests in 16 cellular systems in 15 countries, focusing on emerging markets in Asia, Latin America and Africa. As of September 30, 2003, our cellular operations had a combined population under license of approximately 382 million people.

     As we have established an early presence in most of the markets in which we operate, we have been able to secure our licenses at low cost. Historically, we have been successful in renewing all of our maturing licenses, generally on terms similar to the original licenses. We operate primarily with prominent local business partners through joint ventures, over which we typically exercise management control.

   Subscriber Base

     We have consistently achieved strong subscriber growth across our operations. As of September 30, 2003, we had total subscribers of 5.3 million. Excluding El Salvador, our total subscriber base grew 22% from 2.6 million subscribers as of December 31, 2000 to 3.1 million subscribers as of December 31, 2001 and grew 28% to 4.0 million subscribers as of December 31, 2002. Excluding El Salvador, our proportional subscribers increased 25% from 1.8 million subscribers as of December 31, 2000 to 2.2 million subscribers as of December 31, 2001 and grew 24% to 2.8 million subscribers as of December 31, 2002.

     The subscriber data above excludes subscribers of our divested operations.

   Revenue

     We derive our revenue from the provision of telecom services, such as monthly subscription fees, airtime usage fees, roaming fees and other telecommunications services, initial connection fees, equipment sales and prepaid cards. In addition, in Vietnam, we derive our revenue through a revenue sharing agreement with a Vietnamese government-owned entity.

     Our revenue was $288.6 million in the six months ended June 30, 2003 as compared to $294.1 million for the six months ended June 30, 2002. Included in total revenues for the six months ended June 30, 2003 are revenues of $5.9 million from our operation in Colombia which was divested in February 2003, and included in total revenues for the six months ended June 30, 2002 are revenues of $16.1 million from operations divested in 2002 and $25.6 million from our divested operation in Colombia.

     Revenues from our continuing operations increased during the six months ended June 30, 2003 compared with the six months ended June 30, 2002, reflecting the continued expansion of the subscriber base in continuing operations. Although total revenues from our existing operations have increased, airtime per subscriber has tended to decrease as the subscriber base has grown and the proportion of prepaid subscribers, whose usage and airtime tends to be lower than that of postpaid customers, has increased. In addition, connection fees were reduced, in some cases to zero, by most ventures as part of programs to spur subscriber growth. The improvement in operating profit reflects in part our cost reduction program applied across our operations and realization of economies of scale as our subscriber base continues to grow.

     We note that a number of our regulators have, or are expected to, reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, we believe that lower cost to customers may have the effect of expanding our markets over time.

     We believe there is a significant opportunity for rapid growth in our markets due to low cellular penetration in economies with high growth potential and substantial pent-up demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We are developing a number of non-traditional distribution channels in our ventures to expand our market share and reduce our operating costs. There is, however, a risk that, as new competitors enter our prepaid markets and price competition intensifies, our prepaid customers may be more likely to move from one cellular operator to another than our postpaid customers. In that event, we believe our strong service coverage and increasing use of non-traditional distribution channels, competitive tariffs and brand awareness will enable us to compete effectively in our prepaid markets.

   Costs

     The primary cost of sales incurred by us in relation to the provision of telecommunication services relate to interconnection costs, roaming costs and depreciation of network equipment.

     Our other main costs include commissions payable to agents for obtaining customers on our behalf, advertising and promotion costs, staff costs and depreciation of non-network equipment.

     We will continue to seek ways to further reduce our overall cost base by rationalizing our operations. In 2002, we initiated a more strict, centralized cost reduction program across our operations, which has lowered our costs. In addition, we expect to realize additional synergies across our multi-country operations, such as sharing information, human resources, best practices and technologies and centralized negotiations of financing and of supply contracts for network and equipment handsets.

   Upstreaming of Cash

     The continued improvement in the operating and financial performance of our ventures has allowed us to continue to upstream excess cash from our ventures to MIC. During the years ended December 31, 2001 and 2002, we upstreamed $55.1 million and $96.7 million, respectively, of which $3.4 million and $8.8 million, respectively, was from divested operations. For the ten months ended October 31, 2003, we upstreamed $114.0 million from 13 of the 15 countries in which we operate.

   Divestitures

     We have made a number of significant divestitures as part of our debt reduction plan and focus on delivering profitable growth over recent years. These divestitures have included:

o    our operation in Colombia in February 2003;

o    our operation in the Philippines in December 2002, MIC Systems (including
     Mach) in November 2002, Liberty Broadband (formerly known as Tele2 (UK)) in September 2002 and Tele2 AB shares during the course of 2002 and 2001; and

o our operation in Russia in November 2001 and our operation in India (Madras) in September 2001.

     See "--Investments, Capital Expenditures and Divestments".

   Debt Restructuring Plan

     In 2003, we implemented a restructuring plan to substantially improve our liquidity by reducing our indebtedness and debt service obligations. As of December 31, 2002, we had total consolidated indebtedness of $1,228,575,000, which required a substantial amount of cash from operations to service our debt. In addition to divesting selected assets (for example, we divested MIC Systems (including Mach), Tele2 AB shares, our operations in the Philippines and our operation in Colombia and Liberty Broadband Limited), we have undertaken a balance sheet restructuring plan. The restructuring plan included the following steps:

o in May 2003, MIC issued $562 million principal amount of 11% Senior Notes and $64 million principal amount of 2% Senior Convertible PIK Notes in exchange for $781 million principal amount of 13.5% Senior Subordinated Notes;

o on August 7, 2003, our subsidiary, Millicom Telecommunications, issued for an aggregate value of SEK 2,555,994,000 ($310 million) Mandatorily Exchangeable Notes, which are mandatorily exchangeable into shares of Tele2 AB; and

o on August 15, 2003 and September 30, 2003, we repurchased in private transactions $57 million and redeemed $110 million, respectively, principal amount of the 11% Senior Notes.

     As a result, our total consolidated indebtedness as of September 30, 2003 was $1,141,724,000 and our total consolidated net indebtedness (representing total consolidated indebtedness excluding cash, cash equivalents and short-term time deposits) was $991,100,000. This is a 26% reduction in our total consolidated net indebtedness from the same time last year. Of such indebtedness, $328,493,000 relates to the Mandatorily Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB shares and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the Mandatorily Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the Mandatorily Exchangeable Notes. To date, our restructuring plan has enhanced our balance sheet and significantly improved our liquidity levels by reducing our debt service obligations.

     On November 25, 2003, we used approximately $273 million of the proceeds of our recent offering of 10% Senior Notes to acquire 11% Senior Notes tendered on or prior to November 18, 2003 in connection with our tender offer and consent solicitation in respect of the 11% Senior Notes. On December 10, 2003, we used approximately $143.8 million of the net proceeds of the 10% Senior Notes offering to redeem in full the outstanding 11% Senior Notes. We have also issued a redemption notice in respect of the 13.5% Senior Subordinated Notes, which will be redeemed in full on or about December 29, 2003 with another portion of the net proceeds of such offering.

   El Salvador operations

     On September 15, 2003, Telemovil, our cellular telephone operation in El Salvador, was reconsolidated after we resolved a dispute with our local partners and reassumed management control. Telemovil is the market leader in El Salvador and, as of September 30, 2003, had 462,311 total subscribers. In addition, we have agreed a schedule with our partners in El Salvador to increase our equity interest from 70% to 100% over a maximum of the next six years. From an accounting perspective, Telemovil has been accounted for as a 100% owned subsidiary as of September 15, 2003. See "--Results of Operations".

   Completing our Migration to the GSM standard

     We expect GSM subscribers to exceed 50% of our total subscriber base by the end of 2004. Our Asian and African businesses are fully GSM-based, except for Pakistan, where GSM will be rolled out to our customers in the first part of 2004. In Latin America, we will introduce GSM systems in Paraguay and Guatemala in the first half of 2004. The equipment costs relating to GSM have decreased significantly over the last few years. We believe that GSM will increase our revenues from prepaid minutes and roaming services while lowering our infrastructure and maintenance costs. GSM also offer our customers greater choice of handsets at a lower cost with improved functionality.

   Effect of Exchange Rate Fluctuations

     Exchange rates for currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. A relevant example for us during 2002 was the devaluation of the currency in Paraguay, which had a substantial adverse effect on our results of operations. In the years ended December 31, 2002, 2001 and 2000, for the group as a whole, we suffered exchange losses of $23,483,000, $17,313,000 and $23,015,000, respectively. For the six months ended June 30, 2003, we had a gain of $8,109,000. To the extent that our ventures upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

   Expiration of Telephone Licenses and the BCC

     We are currently seeking to renew the BCC in Vietnam and our telephone license in Pakistan, which are our two largest contributors to revenue among our ventures. Although we are currently in negotiations to extend the life of the BCC and the license for a significant period of time and management expects that they will be extended, we cannot assure you that the BCC or the license will be extended on equivalent or similar terms, or at all. If the BCC or the license is not extended on equivalent or satisfactory terms, or at all, our results of operations and financial condition would be adversely affected.

     In each of our markets we may face competition for business arrangements or licenses from major international telecommunications entities as well as from local competitors. While we have not typically paid significant amounts in connection with our business arrangements or for cellular licenses, the competition for the granting or renewal of business arrangements or licenses is increasingly intense. As such, we anticipate that we may have to pay substantial renewal fees in certain markets, as well as meet specified network build out requirements. We cannot assure you that we will be successful in obtaining or renewing any profit sharing arrangement or cellular telephone licenses, or if they are awarded that they are on terms acceptable to us. In addition, we may need to seek future funding through additional borrowings or equity offerings, and we cannot assure you that such funding will be obtained on satisfactory terms or at all.

   Economic and Political Environments in our Emerging Markets

     We currently have interests in 15 countries in emerging markets around the world and are subject to government regulation in each market. The governments of the 15 countries differ widely with respect to structure, constitution and stability, and some of these countries lack mature legal and regulatory systems. In the normal course of business, we are involved in discussions regarding taxation, interconnect and tariffing arrangements, which can have a significant impact on the long-term economic viability of our operations. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in each of the markets in which we operate. Recent political and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. We cannot assure you that factors such as these will not have a material adverse effect on our operations in particular countries.

Critical Accounting Policies

     The consolidated financial statements of MIC and its subsidiaries have been prepared in accordance with IFRS. In compiling these statements, management needs to make assumptions, estimates and judgments, which are often subjective and may be affected by changing circumstances or changes in its analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. We have identified below those of our accounting policies that we believe could potentially produce materially different results if we were to change our underlying assumptions, estimates and judgments. For a detailed discussion of these and other accounting policies, see Note 2 of the "Notes to the Consolidated Financial Statements".

   Basis of Consolidation

     Entities over which we have full control are fully consolidated. Entities over which we have joint control are consolidated using the proportional method that combines our proportional share of assets, liabilities, income and expenses. The definition of full control is the power to govern the financial and operating policies of an entity so as to obtain benefits from it and is based on criteria such as the ability to vote through items at the shareholder and board level. The method of consolidation used for each entity is based on management's assessments as to whether they have full or joint control.

     MIC owns 100% of Great Universal, Inc. and Modern Holdings Incorporated. However, due to warrant holders' right to exercise, MIC considers it does not control either company and that severe long-term restrictions exist which significantly impair the ability of either company to transfer funds to MIC. Therefore, MIC accounts for these entities as available-for-sale securities. In addition, although MIC owns 70% of the share capital of its operation in El Salvador, due to a dispute which arose with local shareholders, management determined in May 2001 that it was no longer able to exercise a significant influence in the operation and thus that it was more appropriate to show its investment as a long-term asset in the balance sheet under the caption "Investment in securities". As a result of the resolution of this dispute, management determined in September 2003 that it will begin to fully consolidate the El Salvador operations effective as from September 15, 2003. See "--Results of Operations".

   Collectability of Assets

     Management is required to estimate the collectability of trade debtors. As of June 30, 2003, these totaled $151,562,000, of which management had estimated that $26,542,000 was unlikely to be collected. These estimates are based on knowledge of the local markets and prior credit history. The basis for the provisions made will vary between subscribers and amounts due from other telephone companies and are simply management's best estimates.

   Impairment of Non-current Assets

     MIC records significant intangible and tangible assets relating to cellular and non-cellular operations. Intangible assets mainly relate to goodwill and license values and tangible assets mainly relate to network value through property, plant and equipment. Significant estimates, assumptions and judgments are required to decide the useful expected lives of these assets and whether these assets are impaired. These estimates are made on a regular basis throughout the year as they can be significantly affected by changes in competition, technology and other similar factors. When certain operational, financial or other factors indicate an impairment of value, management evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management's estimates of recoverable amounts for the individual asset or, if not possible, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or of a cash generating unit will change the expected recoverable amount of the underlying assets and therefore will decrease the fair value of the underlying assets.

     In the year ended December 31, 2002, management identified an impairment of its licenses to operate high-speed wireless data services in Peru and Venezuela and, as a consequence, made a write-down of $3,034,000 in the value of these licenses. Also, in 2002, MIC recognized an impairment on both goodwill and license value in its operations in Colombia and Argentina. The total impairment recognized, by country, was $77,456,000 and $2,496,000, respectively.

     During 2001, management identified impairment of its license to operate high-speed cellular data services in the UK due to initial market conditions that delayed profitable asset deployment. Therefore, an impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows and the carrying value of the license at the measurement date, resulting in a write-down of $20,074,000.

     During 2000, management identified impairment of its analog fixed assets and related licenses and intangibles due to the faster-than-expected migration of its analog subscribers to digital platforms. This rapid migration created a likely expectation that the analog assets would be decommissioned or disposed of significantly before the end of their previously estimated useful life. As a result of this rapid migration, the Company re-assessed the recoverability of its investments in the third quarter of 2000. The discounted cash flows projected to be generated from analog assets indicated that the recoverable amount of these assets was lower than the carrying value. Therefore, impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows, and the carrying value of the analog assets at the measurement date. As a result, an impairment charge of $105,668,000 was recognized.

   Investments in Securities

     MIC holds significant investments in marketable and non-marketable securities. Marketable securities are carried at fair value with unrealized changes in market value being recorded within the statements of profit and loss under the heading "Valuation Movement in Securities". See "Recent Developments--Financial Results for the Quarter and Nine Months Ended September 30, 2003--Change in Accounting Policy". Where securities classified as available-for-sale are sold or impaired or when there is a significant or prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments are included in the income statement as "Gains and losses from investment securities". On a regular basis the Company compares the market value of its investments to their carrying amount in order to identify potential impairment issues. In considering whether the investment has been impaired, the Company considers all available evidence such as, among other things, significant financial difficulties of the issuer, breaches or default in loan agreements, the recognition of prior impairment losses on that asset or the extent and duration of a decline in fair value below cost. During 2002, the management of the Company considered there had been a prolonged decline in the fair value of its investment in Tele2 AB and consequently charged $119,138,000 to the income statement. During 2002, MIC recognized an impairment on its investment in Great Universal, Inc. and Modern Holdings Incorporated of $5,027,000 and $7,050,000, respectively.

     During the period from December 31, 2002 to September 15, 2003, MIC accounted for its investment in Telemovil El Salvador as an available-for-sale financial asset because management determined that during that period it did not have control or significant influence over Telemovil El Salvador as a result of a dispute with local shareholders. Because the shares of Telemovil El Salvador are not quoted on a public market and management had not been able to obtain reliable financial information since early 2001, management made different estimates to value this investment using different valuation techniques that resulted in a wide range of fair values. Management therefore concluded that estimating a fair value in these conditions was inappropriate. Consequently, the investment in Telemovil El Salvador was carried at its December 31, 2002 carrying amount until September 15, 2003. The valuation exercise, however, produced sufficient evidence for management to conclude that the investment had not been impaired as of the balance sheet date.

   Revenue recognition

     Our revenue comprises the following:

     (i) Revenues from provision of telecom services--these recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees and other telecommunications services such as data services and short message services. Recurring revenues are recognized on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

     (ii) Connection revenues--initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

     (iii) Equipment revenues--these revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

   Functional currency

     MIC's functional currency is the U.S. dollar because of the significant influence of the U.S. dollar on its operations. MIC is located in Luxembourg and its subsidiaries, joint ventures and associated companies operate in different currencies. The functional currency of each subsidiary, joint venture and associated company, where these are foreign entities, is determined in accordance with the requirements of Standing Interpretation Committee No. 19 (SIC 19) "Reporting Currency--Measurement and Presentation of Financial Statements under IAS 21 and IAS 29".

   Derivatives

     IAS 39 requires that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Derivatives are initially recorded at cost either in other current assets or other financial liabilities as applicable and then are subsequently measured to fair value through the statement of profit and loss under the caption "Fair value result on financial instruments". Upon adoption of IAS 39 on January 1, 2001, the Company recorded a cumulative negative adjustment related to these derivatives, reflected in shareholders' equity of $45,264,000.

     Certain derivatives embedded in other financial instruments, such as in the Mandatorily Exchangeable Notes, are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains and losses reported in income.

   Goodwill

     The excess of cost of an acquisition over our interest in the fair value of the identifiable net assets of the acquired subsidiary, associate or joint venture at the date of transaction is recorded as goodwill and recognized as an intangible asset in the balance sheet. Goodwill is amortized using the straight-line method over its estimated useful life but not longer than 20 years.

     At each balance sheet date, we assess whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

     Negative goodwill represents the excess of the fair value of our share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in our plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the identifiable non-monetary assets acquired, is recognized in the income statement over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; negative goodwill in excess of the fair values of those assets is recognized in the income statement immediately.

   Equity compensation benefits

     Share options are granted to management and key employees. Options are granted at the market price of the shares on the date of the grant and are exercisable at that price. Options granted prior to January 1, 2003, are exercisable beginning three years from the date of grant and have a contractual option term of six years. Options granted in May 2003 are exercisable one year from the date of grant and have a contractual option term of six years. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium. MIC does not make a charge in connection with share options.

   Recent U.S. GAAP pronouncements

     In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. MIC does not consider that SFAS 149 will have a material impact on its consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150), Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first fiscal period beginning after December 15, 2003. MIC does not consider that SFAS 150 will have a material impact on its consolidated financial statements.

     In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 generally applies to all business enterprises and all arrangements used by business enterprises, and it requires that a business enterprise identify all its Variable Interest Entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or a lack of controlling financial interest by an investor. The party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the primary beneficiary and must consolidate the VIE. The measurement principles of this interpretation apply to all VIEs created after January 31, 2003 and to all VIEs in which an enterprise obtains an interest after that date. Additionally, the measurement principles of FIN 46 for all VIEs held by MIC prior to January 31, 2003 will be effective for MIC's 2004 financial statements. MIC has determined that it is reasonably possible that MIC will either consolidate or disclose information about its operation in Argentina and its other joint ventures (see Note 3 of the "Notes to the Consolidated Financial Statements") when FIN 46 becomes effective.

     In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. MIC is required and plans to adopt the provisions of EITF 00-21, effective January 1, 2004. To accomplish this, MIC must identify and determine the fair value of the component deliverables. MIC is currently assessing the impact that EITF 00-21 will have on its results of operations, financial position and cash flows.

Results of Operations

     Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method and recorded our investment on the balance sheet under the caption "Investment in Associated Companies." As of December 31, 2002, the dispute was still ongoing and we determined that we could no longer exercise significant control over our operation in El Salvador and recorded our investment as a long-term asset in the balance sheet under the caption "Investment in Securities". Accordingly, while our results of operations prior to May 1, 2001 include our proportionate share of the results of our operation in El Salvador, our results of operations for the periods from May 1, 2001 to September 15, 2003 do not include the results of our operation in El Salvador.

     In September 2003, we resolved this dispute and we agreed a schedule with our local partners in El Salvador to increase our equity ownership interest from 70% to 100% over a maximum of the next six years. Due to the irrevocable commitment of our local partners to sell their shares, we are deemed to have a 100% economic ownership in our operation in El Salvador and, accordingly, we account for our operation in El Salvador as a 100% owned subsidiary as of September 15, 2003.

     This change in accounting treatment relating to our operation in El Salvador, together with our selected divestitures over recent periods and the implementation of our debt restructuring program, may limit the comparability of our financial information and operating data. Thus, our historical financial information and operating data may not be indicative of what our results of operations, financial position or cash flows will be in the future.

   Six Months Ended June 30, 2003 and 2002

     The following table sets forth certain profit and loss statement items for the periods indicated.

                                                                   Six Months               Impact on Comparative
                                                                 Ended June 30,               Results for Period
                                                             ------------------------      ------------------------
                                                                                            Amount of       Percent
                                                                 2003           2002        Variation       Change
                                                             ---------        -------      -----------      -------
                                                                                 (unaudited)
                                                              (in thousands of U.S. dollars, except percentages)
Revenues..............................................         288,581        294,081         (5,500)         (2)%
Cost of sales.........................................        (112,878)      (131,392)        18,514           14%
Sales and marketing...................................         (36,728)       (39,902)         3,174            8%
General and administrative expenses...................         (49,196)       (59,528)        10,332           17%
Gain from sale of subsidiaries and joint ventures, net           1,133         41,791        (40,658)         (97)%
Other operating expenses..............................         (14,775)       (18,658)         3,883           21%
Operating profit......................................          76,137         86,392        (10,255)         (12)%
Profit (loss) from investment securities..............         101,705        (15,093)       116,798           --
Interest expense......................................         (55,720)       (94,140)        38,420           41%
Exchange gains (losses)...............................           8,109        (16,209)        24,318           --
Charge for taxes......................................         (18,352)       (13,705)        (4,647)         (34)%
Net profit (loss) for the period......................         202,261        (40,378)       242,639           --

     Subscribers. Our worldwide cellular subscribers increased by 28% to 4,471,835 as of June 30, 2003 from 3,483,573 as of June 30, 2002. Net additions of subscribers for the six months ended June 30, 2003 were 468,924, a 32% increase over the 353,967 additions for the six months ended June 30, 2002. Of the total subscribers as of June 30, 2003, 3,920,310, or 88%, were prepaid, an increase of 34% over the 2,918,415 prepaid subscribers as of June 30, 2002. Our proportional subscribers increased by 25% to 3,088,955 as of June 30, 2003 from 2,472,960 as of June 30, 2002. The three largest contributors to subscriber growth in the six months ended June 30, 2003 were the operations in Cambodia, Vietnam and Sri Lanka with a total of 256,206 new subscribers. All of our operations experienced growth, except for Tanzania, where the number of subscribers fell due to a delay in our investment.

     The subscriber data above excludes subscribers of our divested operations and El Salvador. El Salvador was not consolidated during either period.

     Revenues. Total revenues in the six months ended June 30, 2003 were $288,581,000, a decrease of 2% over the six months ended June 30, 2002. The decrease is largely due to the divestment of certain operations in the second half of 2002, notably our cellular operation in the Philippines and our interest in MIC Systems, and the divestment of Colombia in February 2003. Included in total revenues for the six months ended June 30, 2003 are revenues of $5,926,000 from our divested operation in Colombia, and included in total revenues for the six months ended June 30, 2002 are revenues of $16,140,000 from operations divested in 2002 and $25,649,000 from our divested operation in Colombia. The three largest contributors to revenues during the six months ended June 30, 2003 were our operations in Vietnam, Guatemala and, despite the devaluation of the currency in 2002, Paraguay.

     Cost of sales. Cost of sales decreased by 14% in the six months ended June 30, 2003 to $112,878,000. The lower cost of sales is mainly explained by the divestments referred to above but also by lowering costs as a result of the impact of our cost reduction program in 2002. In the six months ended June 30, 2003, our divested operation in Colombia had consolidated cost of sales of $3,725,000, and in the six months ended June 30, 2002, our operations divested in 2002 had consolidated cost of sales of $7,855,000 and our divested operation in Colombia had consolidated cost of sales of $13,763,000. As a percentage of total revenues, cost of sales for operations decreased from 44.7% in the six months ended June 30, 2002 to 39.1% in the six months ended June 30, 2003.

     Sales and marketing. Sales and marketing expenses decreased by 8% in the six months ended June 30, 2003 to $36,728,000. This decrease reflects the divestments referred to above, which had consolidated sales and marketing expenses of $7,974,000 in the six months ended June 30, 2002. Sales and marketing expenses as a percentage of total revenues were 13.6% in the six months ended June 30, 2002 compared to 12.7% in the six months ended June 30, 2003.

     General and administrative expenses. General and administrative expenses decreased by 17% in the six months ended June 30, 2003 to $49,196,000. The decrease is largely due to the divestments referred to above, which had consolidated general and administrative expenses of $12,314,000 in the six months ended June 30, 2002, and our cost reduction program in 2002.

     Gain from sale of subsidiaries and joint ventures, net. During the six months ended June 30, 2003, we made a net gain of $1,133,000 from the sale of subsidiaries and joint ventures, down $40,658,000 in 2003 compared with the six months ended June 30, 2002. The net gain in the six months ended June 30, 2003 was due almost entirely to the sale of our operation in Colombia in the six months ended June 30, 2003, while the net gain in the six months ended June 30, 2002 was due to the gain of $30,859,000 as a result of obtaining certain GSM licenses for Russian operations disposed of in 2001 and the gain of $14,158,000 resulting from the sale of our 17% interest in MIC Systems BV in 2002.

     Other operating expenses. Other operating expenses decreased by 21% in the six months ended June 30, 2003 to $14,775,000 from $18,658,000 in the six months ended June 30, 2002. The decrease was mainly due to lower corporate costs, which decreased from $13,263,000 in the six months ended June 30, 2002 to $11,115,000 in the six months ended June 30, 2003, reflecting the impact of merging our three regional offices into one operational office. Goodwill amortization decreased during the six months ended June 30, 2003 at $3,230,000 compared to $3,911,000 in the six months ended June 30, 2002. In addition, loss on the write-down of assets decreased by $1,142,000 in the six months ended June 30, 2003.

     Operating profit. Total operating profit for the six months ended June 30, 2003 was $76,137,000, compared with $86,392,000 in the six months ended June 30, 2002 for the reasons stated above.

     Profit (loss) from investment securities. The profit from investment securities in the six months ended June 30, 2003 was $101,705,000 (including a realized gain of $1,832,000 and an unrealized gain of $99,873,000 relating to the change in market price of the Tele2 AB shares). This compares to a realized loss of $15,093,000 in the six months ended June 30, 2002 due to the sale of shares in Tele2 AB.

     Interest expenses. Interest expense for the six months ended June 30, 2003 decreased 41% to $55,720,000 from $94,140,000 in the six months ended June 30, 2002. This decrease arose primarily from the debt reduction plan that was implemented in 2003, as well as the divestment of MIC's highly leveraged operations in Colombia and the Philippines.

     Exchange gain (loss). MIC had net exchange gains for the six months ended June 30, 2003 of $8,109,000 compared to losses of $16,209,000 for the six months ended June 30, 2002, as a result of the weakening of the U.S. dollar against the majority of currencies used by the group.

     Charge for taxes. The net tax charge for the six months ended June 30, 2003 increased to $18,352,000 from $13,705,000 in the six months ended June 30, 2002.

     Net profit (loss) for the period. The net profit for the six months ended June 30, 2003 was $202,261,000 compared to a loss of $40,378,000 for the six months ended June 30, 2002 for the reasons stated above.

   Years Ended December 31, 2002 and 2001

     Our results of operations for the year ended December 31, 2001 include our proportionate share of the results of our operation in El Salvador through April 30, 2001, while the remainder of this period does not include the results of our operation in El Salvador. Our results of operations for the year ended December 31, 2002 do not include the results of our operation in El Salvador for the entire period. See "--Results of Operations" above.

     The following table sets forth certain profit and loss statement items for the years indicated.

                                                                  Year Ended               Impact on Comparative
                                                                 December 31,                Results for Period
                                                             ----------------------      -------------------------
                                                                                         Amount of         Percent
                                                              2002           2001        Variation         Change
                                                             --------      --------      -------------------------
                                                                                 (unaudited)
                                                              (in thousands of U.S. dollars, except percentages)
Revenues.............................................         605,186       644,570        (39,384)           (6)%
Cost of sales........................................        (269,621)     (283,443)        13,822             5%
Sales and marketing..................................         (80,941)      (95,463)        14,522            15%
General and administrative expenses..................        (164,703)     (172,912)         8,209             5%
Gain from sale of subsidiaries and joint ventures,
   net...............................................          88,814        35,047         53,767           153%
Other operating expenses.............................         (56,422)      (35,013)       (21,409)          (61)%
Operating profit.....................................         122,313        92,786         29,527            32%
Loss from investment securities......................        (299,963)      (15,931)      (284,032)           --
Interest expense.....................................        (185,959)     (209,912)        23,953            11%
Exchange losses......................................         (23,483)      (17,313)        (6,170)          (36)%
Charge for taxes.....................................         (22,734)       (8,217)       (14,517)         (177)%
Net loss for the period..............................        (385,143)     (138,053)      (247,090)         (179)%

     Subscribers. Our worldwide cellular subscribers increased over the year ended December 31, 2002 by 29% to 4,022,911 from 3,129,606 subscribers as of December 31, 2001. Net additions of subscribers for 2002 were 680,042, a 54% increase over the 441,734 additions in 2001. Of the total subscribers as of December 31, 2002, 3,448,269, or 86%, were prepaid, an increase of 37% over the 2,525,357 prepaid subscribers as of December 31, 2001. Our proportional subscribers increased 24% to 2,784,187 subscribers as of December 31, 2002 from 2,236,357 subscribers as of December 31, 2001. The three largest contributors to subscriber growth in 2002 were our operations in Cambodia, Guatemala and Vietnam with a total of 421,956 subscribers. All of our operations experienced subscriber growth except for Paraguay, where a general economic downturn impacted our operation.

     The subscriber data above excludes subscribers of our divested operations and El Salvador.

     Revenues. Total revenues in 2002 were $605,186,000, a decrease of 6% over the previous year. The decrease was largely due to our operations in Russia and India (Madras) which were divested during 2001 and the change in consolidation method of our operation in El Salvador in May 2001. In addition, revenues were reduced by currency devaluations, in particular, a 54% decline in the value of the currency in Paraguay. In 2001, our divested operations in Russia and Madras and our operation in El Salvador had consolidated revenues of $59,089,000. The three largest contributors to revenues were our operations in Vietnam, Paraguay and Guatemala.

     Cost of sales. Cost of sales decreased by 5% in 2002 to $269,621,000. The lower cost of sales is explained by the divestment of Madras and the Russian operations and the change in consolidation method of our operation in El Salvador in May 2001. In 2001, our divested operations in Madras and Russia and our operation in El Salvador had consolidated cost of sales of $24,724,000. In addition, during 2002, we charged $6,833,000 as an impairment against network equipment in Liberty Broadband. Cost of sales as a percentage of total revenues were 44% in 2001 compared to 45% in 2002.

     Sales and marketing. Sales and marketing expenses decreased by 15% in 2002 to $80,941,000. This decrease reflected the large sales and marketing expenses in the prior year in connection with the digitalization of networks and the divestment of Madras and the Russian operations and the change in consolidation method of our operation in El Salvador. In 2001, our divested operations in Madras and Russia and our operation in El Salvador had consolidated sales and marketing expenses of $10,247,000. Sales and marketing expenses as a percentage of total revenues decreased from 14.8% in 2001 to 13.3% in 2002.

     General and administrative expenses. General and administrative expenses decreased by 5% in 2002 to $164,703,000. The decrease was due to lower depreciation and amortization charges in 2002 of $33,372,000 (2001:
$46,894,000), the divestment of Madras and the Russian operations and the change in consolidation method of our operation in El Salvador which incurred general and administrative costs in 2001 of $18,327,000. During 2002, an impairment charge of $43,333,000 was recorded mainly for licenses in Argentina, Colombia, Peru and Venezuela. In 2001 there was an impairment charge of $21,416,000 mainly for license values.

     Gain from sale of subsidiaries and joint ventures, net. During 2002 we made a net gain of $88,814,000 from the sale of subsidiaries and joint ventures, up $53,767,000 compared with 2001. This was due to a gain of $87,655,000 on the sale of MIC Systems, a gain of $16,603,000 realized when the local partner in Vietnam exercised his option to purchase 10% of our interest in Vietnam and a loss of $35,988,000 on the sale of our cellular operation in the Philippines. In addition, during 2002, after obtaining certain GSM licenses for the Russian operations disposed of in 2001, we received the second payment for such operations and realized a further gain of $30,859,000. Also, in 2002, we incurred a loss of $10,294,000 on the sale of Liberty Broadband Ltd. and $21,000 on the sale of our interest in the Democratic Republic of Congo.

     Other operating expenses. Other operating expenses increased by 61% in 2002 to $56,422,000 from $35,013,000 in 2001. The increase was mainly due to an increased goodwill impairment charge, up from $1,652,000 in 2001 to $36,308,000 in 2002, in respect of Colombia and Argentina as we recognized a difference between the recoverable amount and the carrying amount of our goodwill. Goodwill amortization remained relatively constant during 2002 at $7,865,000 compared to $8,090,000 in 2001. Corporate costs decreased from $25,271,000 in 2001 to $21,591,000 in 2002, reflecting the reorganization of the regional offices and our cost reduction program during the year.

     Operating profit. Total operating profit for the year ended December 31, 2002 was $122,313,000, compared with $92,786,000 in 2001, an increase of 32%
for the reasons stated above.

     Loss from investment securities. The loss from investment securities increased from $15,931,000 in 2001 to $299,963,000 in 2002. During 2002, we
recorded a realized loss of $168,818,000 compared with $15,931,000 in 2001 on the sale of shares in Tele2 AB, as we sold parts of our investment in Tele2 AB at a loss in order to meet liquidity needs. In addition, we recognized a significant and prolonged decline in our remaining investment in Tele2 AB and, as a result, charged an unrealized loss of $119,138,000 to the profit and loss account. In addition, during 2002, we recognized an impairment on our investments in Modern Holdings Incorporated (formerly known as XSource) and Great Universal, Inc., totaling $12,077,000 due to uncertainty concerning its recoverability. See Note 20 of the "Notes to the Consolidated Financial Statements". We also realized a gain of $70,000 on the sale of our investment in Luxaviation S.A.

     Interest expenses. Interest expense for the year ended December 31, 2002 decreased 11% to $185,959,000 from $209,912,000 in 2001. This decrease arose from the repayment of debt during the year and the repurchase of $44,000,000 nominal value of our 13.5% Senior Subordinated Notes.

     Exchange losses. Net exchange losses for the year ended December 31, 2002 were $23,483,000 compared to $17,313,000 for 2001, an increase of 36% largely due to the sharp devaluation of the peso in Argentina and losses on the Toronto-Dominion loan which was denominated in Swedish krona.

     Charge for taxes. The net tax charge for 2002 increased to $22,734,000 from $8,217,000 in 2001 for two reasons. Firstly, increased profitability throughout the group resulted in higher tax charges in 2002. Secondly, a tax provision that was established at the date of the formation of the group was reversed, significantly reducing the tax charge in 2001. See "Certain Relationships and Related Party Transactions--History and Merger Warrants".

     Net loss for the year. The net loss for the year ended December 31, 2002 was $385,143,000 compared to $138,053,000 in 2001 for the reasons stated above.

   Years Ended December 31, 2001 and 2000

     Our results of operations for the year ended December 31, 2000 include our proportionate share of the results of our operation in El Salvador, but for the year ended December 31, 2001 they include only our proportionate share until April 30, 2001. See "--Results of Operations" above.

     The following table sets forth certain profit and loss statement items for the years indicated.

                                                                  Year Ended           Impact on Comparable Results
                                                                 December 31,                 for the Period
                                                             ----------------------    -----------------------------
                                                                                         Amount of
                                                              2001           2000        Variation    Percent Change
                                                              ----           ----        ---------    --------------
                                                                                 (unaudited)
                                                               (in thousands of U.S. dollars, except percentages)
Revenues.............................................         644,570        570,840         73,730            13%
Cost of sales........................................        (283,443)      (318,316)        34,873            11%
Sales and marketing..................................         (95,463)       (88,097)        (7,366)          (8)%
General and administrative expenses..................        (172,912)      (174,177)         1,265             1%
Gain (loss) from sale of subsidiaries and joint
   ventures, net.....................................          35,047         (2,755)        37,802            --
Other operating expenses.............................         (35,013)       (40,873)         5,860            14%
Operating profit (loss)..............................          92,786        (53,378)       146,164            --
Loss from associated companies.......................          (3,112)       (43,178)        40,066            93%
Gain (loss) from investment securities...............         (15,931)       665,262       (681,193)           --
Interest expense.....................................        (209,912)      (196,002)       (13,910)          (7)%
Exchange losses......................................         (17,313)       (23,015)         5,702            25%
Charge for taxes.....................................          (8,217)       (26,264)        18,047            69%
Net profit (loss) for the year.......................        (138,053)       355,388       (493,441)           --

     Subscribers. Our worldwide cellular subscribers increased over the year ended December 31, 2001 by 16% to 3,366,661 as of December 31, 2001 from 2,909,961 subscribers as of December 31, 2000. Net additions of subscribers for 2001 were 456,950, a decrease as compared to the 1,036,645 additions in 2000. Of the total subscribers as of December 31, 2001, 2,720,085, or 81%, were prepaid, an increase of 28% over the 2,131,328 prepaid subscribers as of December 31, 2000. Our proportional subscribers increased 21% to 2,436,408 subscribers as of December 31, 2001 from 2,005,785 subscribers as of December 31, 2000. The three largest contributors to subscriber growth in 2001 were our operations in Cambodia, Guatemala and Vietnam with a total of 340,360 subscribers. All of our operations experienced subscriber growth, except for Ghana, where the number of subscribers fell due to a delay in our implementation of GSM.

     The subscriber data above as of December 31, 2000 includes El Salvador, while the subscriber data above as of December 31, 2001 excludes El Salvador. The subscriber data below excludes El Salvador at period-end in each of the periods. All subscriber data excludes divested operations.

     Our worldwide subscribers increased over the year ended December 31, 2001 by 30% to 3,366,551 as of December 31, 2001 from 2,596,953 subscribers as of December 31, 2000. Net additions of subscribers for 2001 were 706,038, a decrease as compared with 928,689 additions in 2000. This decrease in net additions was due to slower growth in Paraguay and Colombia as a result of the general economic downturn in South America and a decline in subscribers in the Philippines as a result of a general decline in the operation. Of the total subscribers as of December 31, 2001, 2,436,408 were prepaid, an increase of 42% over the 1,912,515 prepaid subscribers as of December 31, 2000. Our proportional subscribers increased 33% to 2,436,408 subscribers as of December 31, 2001 from 1,833,630 subscribers as of December 31, 2000.

     Revenues. Total revenues in 2001 were $644,570,000, an increase of 13% over the previous year. This increase was due primarily to the start up of our Paktel operation, offset in part by the change in consolidation method of our operation in El Salvador in May 2001. In 2001, our operation in El Salvador had consolidated revenues of $17,311,000 compared to $45,555,000 in 2000. The three largest contributors to revenues were our operations in Paraguay, Vietnam and Guatemala.

     Cost of sales. Cost of sales decreased by 11% in 2001 to $283,443,000. Depreciation charges in 2001 were higher at $98,190,000, compared with $86,104,000 in 2000, reflecting network increases. The total for 2000 includes $74,180,000 for impairments on analog equipment. Cost of sales as a percentage of total revenues decreased from 56% in 2000 to 44% in 2001.

     Sales and marketing. Sales and marketing expenses increased by 8% in 2001 to $95,463,000. This increase reflects the large increase in subscribers during 2001 following the increased digitalization of networks and the new operations, including Paktel, established during 2001, offset in part by the change in consolidation method of our operation in El Salvador which had consolidated sales and marketing expenses of $3,771,000 in 2001 and $11,420,000 in 2000. The main increase was in Sanbao Telecom (Asia) with the start up of Paktel, where sales and marketing expenses increased by 55% in 2001. Sales and marketing as a percentage of revenues remained constant at 15% in 2000 and 2001.

     General and administrative expenses. General and administrative expenses decreased by 1% in 2001 to $172,912,000. During the course of 2000, we took impairment charges of $29,621,000 on certain license values and fixed fee licenses relating mainly to our operations in Russia, Colombia and the Philippines. General and administrative expenses as a percentage of revenues, decreased from 31% in 2000 to 27% in 2001, mainly due to the impairment charge which occurred in 2000 and reflecting the tight control of overheads by our operations. Additionally, in 2001 we paid a frequency charge that was determined retrospectively, which, while significant for the Ghanaian operation at the time, was not material for the group.

     Gain (loss) from sale of subsidiaries and joint ventures, net. During 2001, we made a net gain of $35,047,000 from the sale of its operations in India (Madras) and Russia. During 2000, we made a net loss of $2,755,000 from the asset value impairment of certain start-up ventures.

     Other operating expenses. During 2001, other operating expenses decreased by 14% to $35,013,000 as a result of continued control over corporate costs.

     Operating profit (loss). Total operating profit for the year ended December 31, 2001 was $92,786,000, compared with a loss of $53,378,000 in 2000 for the reasons stated above.

     Loss from associated companies. Our operation in El Salvador was consolidated on a proportional basis up to the end of April 2001. However, following a dispute with local shareholders, group management determined that circumstances regarding its investment were changed to the extent that proportional consolidation was no longer appropriate. Therefore, as of May 2001, the entity was accounted for under the equity method. The charge for 2000 reflects our share of the losses of Societe Europeene de Communication S.A. for the nine months to September 30, 2000, at which date we exchanged our shareholding in Societe Europeene de Communication S.A. for shares in Tele2 AB. Thereafter, the investment was accounted for as an available-for-sale investment.

     Gain (loss) from investment securities. In 2001, we recorded a loss of $15,931,000 on the sale of Tele2 AB shares. In 2000, in an exchange offer made by Tele2 AB, we exchanged our 29.6% interest in Societe Europeene de Communication S.A. and realized a gain of $609,941,000, corresponding to the market value of the Tele2 AB shares obtained less the value of the Societe Europeene de Communication S.A. shares as recorded in our books. In addition, during 2000, we sold shares in Tele2 AB recognizing a gain of $55,321,000.

     Interest expenses. Interest expenses for the year ended December 31, 2001 increased 7% to $209,912,000 from $196,002,000 in 2000. This increase reflects a higher average interest rate on debt at our venture level during the year.

     Exchange losses. Our net exchange losses for the year ended December 31, 2001 were $17,313,000 compared to $23,015,000 for 2000, a decrease of 25%
largely due to the more stable currency in Ghana compared with 2000. Exchange losses in 2001 arose primarily from the depreciation of the local currency in Paraguay and Colombia.

     Charge for taxes. The net tax charge for 2001 decreased to $8,217,000 from $26,264,000 in 2000. This comprised an income tax charge of $25,577,000, against a charge of $17,771,000 in 2000, and a deferred tax credit of $17,360,000, against a charge of $8,493,000 in 2000. The increased income tax charge in 2001 was the result of increased taxable profits throughout the group. The deferred tax credit was largely due to timing differences and the reversal of a tax provision established at the date of the formation of the group. See "Certain Relationships and Related Party Transactions--History and Merger Warrants".

     Net profit (loss) for the year. The loss after taxes for the year ended December 31, 2001 was $138,053,000 compared to a profit of $355,388,000 in 2000 for the reasons stated above.

Geographical Segment Information

     The table below sets forth our revenue by geographical segment for the periods indicated.

                                                        Six Months Ended June 30,           Year Ended December 31,
                                                        -------------------------        -----------------------------
                                                           2003        2002              2002         2001        2000
                                                           ----        ----              ----         ----        ----
                                                             (unaudited)
                                                                      (in thousands of U.S. dollars)
Sanbao (Asia)......................................        131,720      106,506        223,740     201,744      147,508
   Of which divested...............................             --          605          1,113       5,878        9,533
Latin America......................................        113,779      138,087        277,554     315,321      313,842
   Of which El Salvador............................             --           --             --      17,311       45,555
   Of which divested...............................          5,926       25,649         50,506      45,889       43,297
Africa.............................................         36,466       28,505         62,011      53,214       40,645
Other..............................................          6,087        8,572         15,671      11,945        3,798
   Of which divested...............................             90        2,133          2,620       2,156        1,422
MIC Systems (divested in 2002).....................             --       13,738         28,186      26,300       28,027
FORA Telecom (Russia) (divested in 2001)...........             --           --             --      37,716       36,999
Unallocated items..................................          1,000           --             41          15           21
Inter-segment eliminations.........................           (471)      (1,327)        (2,017)     (1,685)          --
   Of which divested...............................             --         (336)          (463)       (378)          --
                                                           -------      -------        -------     -------      -------
Total revenue......................................        288,581      294,081        605,186     644,570      570,840
                                                           =======      =======        =======     =======      =======

Liquidity and Capital Resources

   Overview

     We believe our working capital is sufficient for our present requirements.

     As at December 31, 2002, on a consolidated basis, we had total outstanding debt and other financing of $1,228,575,000 compared with $1,455,974,000 as at December 31, 2001. The decrease in 2002 of $227,399,000 was largely due to a partial repayment of $115,829,000 on the Toronto-Dominion Securities facility, a repurchase of 13.5% Senior Subordinated Notes with a face value of $44,000,000 and a reduction of $40,018,000 in the debt of Celcaribe. As at December 31, 2002, the total debt and other financings of MIC and each of the ventures, combining 100% of each venture's debt, was $1,289,893,000. Of the total indebtedness of the combined ventures, $189,395,000 represented indebtedness secured by pledged assets, letters of credit or MIC guarantees.

     As a result of liquidity concerns resulting from our substantial indebtedness in 2002, we implemented a restructuring program in 2003. The restructuring program included, in addition to divesting selected assets, the issuance of $562 million principal amount of 11% Senior Notes and $64 million principal amount of 2% Senior Convertible PIK Notes in exchange for $781 million principal amount of 13.5% Senior Subordinated Notes; (2) the issuance by our subsidiary, Millicom Telecommunications, of approximately $310 million principal amount of Mandatorily Exchangeable Notes, exchangeable into shares of Tele2 AB; and (3) the repurchase in private transactions of $57 million and the redemption of $110 million principal amount of the 11% Senior Notes. The interest obligations in respect of the Mandatorily Exchangeable Notes are secured by U.S. government treasury STRIPS, which were purchased by us with a portion of the net proceeds from the offering.

     As at June 30, 2003, we had total consolidated outstanding debt and other financing of $963,656,000. Of this amount,

o $136,384,000 was in respect of the 13.5% Senior Subordinated Notes not exchanged in the exchange offer, net of deferred financing costs, interest on which became payable on a semiannual basis commencing December 1, 2001;

o    $562,219,000 was in respect of the 11% Senior Notes;

o    $49,738,000 was in respect of the 2% Senior Convertible PIK Notes;

o $54,638,000 was in respect of outstanding amounts under the Toronto-Dominion Securities facility, net of deferred financing costs; and

o    $160,677,000 was in respect of the indebtedness of our ventures.

     The outstanding amount under the Toronto-Dominion Securities facility was repaid in full in July 2003 with the proceeds of the Mandatorily Exchangeable Notes. See "Description of Certain Indebtedness--Millicom Telecommunications S.A.'s Mandatorily Exchangeable Notes". The proceeds from the Mandatorily Exchangeable Notes were also used to repurchase $57 million and redeem $110 million principal amount of the 11% Senior Notes and to purchase U.S. government treasury STRIPS to secure interest payments on the Mandatorily Exchangeable Notes. The 2% Senior Convertible PIK Notes are convertible at any time into MIC common stock at a conversion price of $10.75 per share.

     On November 25, 2003, we used approximately $273 million of the proceeds of our recent offering of 10% Senior Notes to acquire 11% Senior Notes tendered on or prior to November 18, 2003 in connection with our tender offer and consent solicitation in respect of the 11% Senior Notes. On December 10, 2003, we used approximately $143.8 million of the net proceeds of the 10% Senior Notes offering to redeem in full the outstanding 11% Senior Notes. We have also issued a redemption notice in respect of the 13.5% Senior Subordinated Notes, which will be redeemed in full on or about December 29, 2003 with another portion of the net proceeds of such offering.

     We expect to meet our payment obligations on our outstanding debt through operating income and cash flows from our operations.

     At the venture level, we seek, in the long term, to finance the costs of developing and expanding cellular operations on a project-by-project basis. Ventures are typically financed initially by contributions from MIC in the form of equity and, in some cases, debt. In many cases, we seek to replace such debt with third-party financing, which after the initial stages of a venture's development, is typically non-recourse to MIC. Sources of financing at the venture level have included vendor financing provided by equipment suppliers, project financing from commercial banks and international agencies such as the International Finance Corporation ("IFC") and the Overseas Private Investment Corporation ("OPIC"), bank lines of credit and sales of equity and debt issued by the venture companies.

     We seek to obtain financing at a venture level in the relevant local currency so as to limit the impact of currency fluctuations, although this is not always possible.

   Cash Flows

     For the six months ended June 30, 2003, cash provided by operating activities was $73,670,000, compared with $11,480,000 for the six months ended June 30, 2002. The increase is mainly due to increased operating profits and lower interest payments.

     Cash generated by investing activities was $13,192,000 for the six months ended June 30, 2003, compared with $29,347,000 for the six months ended June 30, 2002. The decrease is mainly due to higher proceeds from the sale of subsidiaries and joint ventures in 2002.

     Financing activities used total cash of $80,893,000 for the six months ended June 30, 2003, compared with $52,924,000 for the six months ended June 30, 2002. The increase in use of cash is due primarily to the consent fee paid to holders of the 13.5% Senior Subordinated Notes in the debt restructuring completed in May 2003.

     The net cash inflow in the six months ended June 30, 2003 was $6,366,000 compared with an outflow of $12,747,000 for the six months ended June 30, 2002. We had a closing cash and cash equivalents balance of $76,817,000 as of June 30, 2003.

     In 2002, cash provided by operating activities was $72,581,000, compared with $103,969,000 in 2001. The decrease is mainly due to an additional payment of interest on the 13.5% Senior Subordinated Notes.

     Cash generated by investing activities was $141,665,000 in 2002, compared with a $167,074,000 usage of cash in 2001. During 2002, we sold part of our interest in Tele2 AB, realizing proceeds of $167,238,000. In addition, we realized net proceeds of $114,271,000 on the sale of MIC Systems and the final cash received for the Russian operation after expenses of $27,547,000. The main outlay in 2002 was the purchase of tangible fixed assets for $135,818,000, consisting principally of network equipment. This was to expand coverage and upgrade to new technologies, such as GSM, and was a decrease from $192,178,000 in 2001.

     Financing activities used total cash of $199,780,000 in 2002, compared with cash provided of $22,576,000 in 2001. In the course of 2002, we used $363,584,000 to repay debt while raising an additional $182,828,000 through the issuance of debt and other financing.

     The net cash generated in 2002 was $14,175,000 compared with an outflow of $38,645,000 in 2001. We had closing cash and cash equivalents balance of $70,451,000 as of December 31, 2002.

     In recent years, we have sold certain operations and shares in Tele2 AB in order to provide funding and to reduce indebtedness. We may make further asset sales from time to time, by means of selling all or a part of any existing operation for strategic reasons. Our ability to continue to make asset sales may be restricted by covenants contained in financing agreements, which would require the consent of the lenders to amend.

   Investments, Capital Expenditures and Divestments

     Investments. We have made no investment in the six months ended June 30, 2003.

     In November 2002, we acquired the remaining 30% shareholding in Millicom (Ghana) Limited at a cost of $500,000.

     During 2002, we increased our ownership in Celcaribe, our cellular operation in Colombia, through partial repayment of Celcaribe's debt, which was treated as a capital increase, and through a capital increase to 95.4% as of December 31, 2002. We subsequently sold our interest in Celcaribe in February 2003.

     In 2002, we invested $500,000 in our new venture in Laos.

     In the first quarter of 2001, we increased our shareholding in Celtel Honduras from 25% to 50%.

     In May 2001, a 15% interest in Telemovil was put to us for a price of $29.2 million. This increased our interest in Telemovil El Salvador to 70%.

     In March and September 2001, certain shareholders in Celcaribe put a part of its interest to us for a consideration of $20.1 million. In addition, we contributed to a capital increase in Celcaribe. As a result of the above, as at December 31, 2001, our ownership in Celcaribe had increased to 92.7% from 73.2% at December 31, 2000.

     In January 2000, we invested $10 million in Modern Holdings Incorporated (formerly known as XSource), a subsidiary of Great Universal, Inc., in the form of convertible promissory notes. In February 2000, these notes were converted into common stock, representing 8.5% of the share capital of XSource. At December 31, 2002, the value of this investment has been reduced to $2,950,000.

     In March and September 2000, certain shareholders in Celcaribe put a total of 6,438,970 shares to us for a consideration of $17,560,000. In addition, we contributed to a capital increase in Celcaribe. As a result of the above, as at December 31, 2000, our ownership in Celcaribe had increased to 73.2% from 41.6% at December 31, 1999.

     In November 2000, we acquired a shareholding of 98.6% in Paktel, in Pakistan.

     Divestments. In February 2003, we sold our interest in Celcaribe (Colombia) for consideration of $9,876,000, realizing a gain of $1,819,000.

     In the first half of 2003, we sold 1,044,129 B shares in Tele2 AB to Kinnevik realizing a net gain of $1,832,000.

     Following the sale of our interest in FORA Telecom BV during 2001, as described below, during 2002 we obtained the necessary GSM licenses and therefore received an additional $30 million in cash proceeds. In addition, certain loans for which we were liable were settled at less than their carrying value. The amount realized on these less costs incurred in the acquisition of the licenses, resulted in a net gain of $30,859,000 in 2002.

     In December 2002, we sold our cellular operation in the Philippines for a nominal sum, recognizing a loss of $35,988,000.

     In November 2002, we completed the disposal of MIC Systems, including Mach, realizing a gain of $87,655,000.

     In September 2002, we sold our interest in our cellular operation in the Democratic Republic of Congo, recognizing a loss of $21,000.

     In September 2002, we sold our 100% interest in Liberty Broadband Ltd. (formerly known as Tele2 UK), recognizing a loss of $10,294,000.

     In July 2002, our partner in our cellular operation in Vietnam exercised its options to purchase 10% of the share capital of the company. We recognized a gain of $16,603,000 on this transaction.

     In May 2002, we sold a 17% interest in MIC Systems BV, the parent company of Mach, to Kinnevik for a total consideration of $17,000,000 in order to make a repayment on the Toronto-Dominion financing. In November 2002, we sold our remaining 83% interest in the subsidiaries of MIC Systems BV for a total consideration of approximately $97,000,000. These proceeds were mainly used to meet our interest obligation on our outstanding 13.5% Senior Subordinated Notes.

     During the course of 2002, we sold 8,743,110 Tele2 AB class B shares, recognizing a loss of $168,818,000. The proceeds were used to make repayments on the Toronto-Dominion financing and to meet our interest obligation on our outstanding 13.5% Senior Subordinated Notes.

     During 2001, we sold 3,513,000 Tele2 AB class B shares realizing net proceeds of $125.2 million, resulting in an approximate net loss over the average book value of $15,931,000.

     In November 2001, we sold 100% of our interest in FORA Telecom BV, our Russian cellular telephony operations, to Tele2 AB. The agreement called for $80 million of Tele2 AB class B shares, (corresponding to 2,461,449 Tele2 AB class B shares), to be exchanged for the assets plus a maximum of an additional $30,000,000 depending on the outcome of GSM license applications for three of our existing cellular telephony operations in Russia. Upon execution of the sale agreement, we agreed to assign deposits held for loans by Banque Invik and waived all intercompany balances between the Russian operations and ourselves. The total disposal resulted in a $6.7 million non-cash gain recognized in 2001.

     In September 2001, we sold our 24.5% stake in SkyCell Communications Limited, the Indian cellular company operating in Chenai (formerly known as Madras), to Bharti Tele-Ventures Limited. The sale resulted in a $28,354,000 gain on the disposal.

     In July 2000, we accepted an exchange offer from Tele2 AB for the share capital of Societe Europeenne de Communication S.A. On September 27, 2000, we realized a gain of $609,941,000.
     In February 2000, we sold part of our investment in Tele2 AB for $65,434,000, reducing our holding from 5.77% to 4.9%, realizing a $55,321,000 capital gain.


   Capital Expenditure

     Our capital expenditure by geographical region has been as follows during the periods indicated:

                                                           For the Six Months            For the Years Ended
                                                             Ended June 30,                 December 31,
                                                           -------------------      ------------------------------
                                                            2003        2002        2002        2001        2000
                                                            ----        ----        ----        ----        ----
                                                                       (in thousands of U.S. dollars)
Asia.................................................       14,442      13,847      38,615      67,000      55,932



                                       38



                                                           For the Six Months            For the Years Ended
                                                             Ended June 30,                 December 31,
                                                           -------------------      ------------------------------
                                                            2003        2002        2002        2001        2000
                                                            ----        ----        ----        ----        ----
                                                                       (in thousands of U.S. dollars)
Latin America........................................        7,420      27,734      38,443      81,612     123,746
Africa...............................................        9,524       5,329      17,936      18,411      18,701
Europe...............................................           --       1,810       2,784       5,260       4,837
Russia...............................................           --          --          --       7,238       7,109
                                                            ------      ------      ------     -------     -------
Total................................................       31,386      48,720      97,778     179,521     210,325
                                                            ======      ======      ======     =======     =======

     The main expenditures were for the introduction of digitalization in Latin America, Asia and Africa and the expansion of existing networks both in terms of areas covered and capacity.

     Based on existing operations and current conditions, we expect to incur capital expenditures of approximately $150,000,000 over the next 12 months.

     We expect to direct our capital expenditures towards the roll out of GSM in Paraguay, Guatemala and Pakistan in 2004, and to provide additional capacity to meet expected subscriber demand.

     We expect to fund such expenditures from operating cash flow.

   Gain and Loss on Exchange, Disposal and Write-down of Assets

                                          Approximate                                     Debt
                                           Population     Number of                    Assumed by
          Market             Ownership      Covered      Subscribers      Price(3)     Purchaser      Date of Sale
------------------------    -----------   -----------    -----------     --------     -----------     ------------
                            (percentage)   (millions)                  ($ millions)   ($ millions)

Colombia................          95.4%           8.7       237,686           99.0        86.5      February 2003
                                                                                                    May 2002 and
MIC Systems.............           100%           --             --          114.0        --        November 2002
Democratic Republic of
   Congo................          50.9%          55.2            --            1.5        --        September 2002
Philippines(1)..........          40.0%          84.0        29,896        nominal        29.5(2)   December 2002
                               From 20%
Russia..................        to 100%          47.5       236,516          110.0        --        November 2001
India--Madras............         24.5%           5.7        99,023           21.1        --        September 2001

------------------

(1) MIC had an additional beneficial ownership of 7.9% through intermediary holding companies.

(2)  The debt figure above is 100% of the operation's external debt.

(3)  Includes debt assumed by purchaser.

     Operational financing

     At the venture level there are a number of significant debt financings.

     In September 2000, ABN-Amro arranged a five-year syndicated loan of Rupees 1,534,000,000 (approximately $20,000,000) for Celltel, MIC's operation in Sri Lanka. This financing bears interest at 3% over the weighted average Sri Lanka treasury bill rate and is repayable over 13 quarterly installments commencing two years from signing with a final maturity of September 2005. At June 30, 2003, $10,932,000 was outstanding.

     In June 2001, Telecel, our Bolivian operation, signed an agreement for additional financing in the amount of $25,000,000 with the IFC and $10,000,000 from the FMO. This financing is guaranteed by MIC and bears interest at LIBOR plus 3.00% and is repayable in installments starting in December 2002 until December 2006. In November 2001, Telecel signed an agreement with Bayerische Landesbank Girozentrale for an aggregate amount of $10,361,228. This financing is also guaranteed by MIC and bears interest at LIBOR plus 0.90%. Among other things, each financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt to equity ratio. Since April 1, 2002, Telecel has been in breach of certain financial covenants contained in each of the three facilities and the outstanding balances have been re-classified as short-term financing. Telecel has entered into a standstill agreement with the IFC, FMO and Bayerische Landesbank Girozentrale pursuant to which each has agreed, absent a deterioration in the credit of Telecel or MIC, not to accelerate payment of the obligations under their respective facilities until Telecel's 2003 audited financials become available, so long as MIC continues to assist Telecel in making scheduled repayments. There can be no assurance, however, that Telecel will be able to resolve this matter satisfactorily or that the lenders will not seek to accelerate repayment of the outstanding balances upon expiration of the standstill agreements. As of June 30, 2003, $27,062,000 was outstanding related to these financings.

     In November 2002, Pakcom, one of our two cellular operations in Pakistan, signed a syndicated finance agreement for an aggregate of Rupees 800 million (approximately $13,700,000). For this agreement, Faysal Bank Limited acts as security agent and Standard Chartered Bank acts as facility agent. The facility is repayable in monthly installments until December 31, 2004 and bears interest at the State Bank of Pakistan discount rate plus 1.75%, with a floor rate of 11.75%. As of June 30, 2003, $9,957,000 of this facility was outstanding.

     In June 2003, MIC Tanzania entered into a syndicated term loan facility agreement with Standard Chartered Bank Tanzania Limited as arranger, pursuant to which MIC Tanzania may borrow up to an aggregate of $15,000,000 ($6,000,000 million in U.S. dollars and $9,000,000 in Tanzania Shilling). This facility bears interest at, in the case of advances under the facility in U.S. dollars, LIBOR plus 4.50% and, in the case of advances in Tanzania Shilling, at the Treasury Bill Rate plus 4.50%, provided that, in the case of advances under the facility in Tanzania Shilling, the minimum applicable interest rate will be 12.00% per annum.

     In connection with the purchase of GSM equipment, Comcel Guatemala entered into a facility agreement in September 2003 with a syndicate of banks led by Banco G&T Continental. The facility agreement provides for an amortizing seven-year term loan facility in an aggregate principal amount of Quetzal 400,000,000 (approximately $40,000,000). Amortization payments are payable semi-annually in the amount of Quetzal 33,333,000 each and are scheduled to begin in March 2005. Interest is payable at a fixed annual rate of 8.0% for the first year of the loan and is subject to semi-annual adjustment thereafter.

   Corporate financing

     In June 1996, MIC issued $962,000,000 principal amount at maturity of 13.5% Senior Subordinated Notes due June 2006. The 13.5% Senior Subordinated Notes were issued at 52.075% of their principal amount, and the purchase discount on the Senior Subordinated Notes accreted at a rate of 13.5% compounded semiannually from issuance until June 1, 2001. The net cash proceeds to MIC from the issuance of the 13.5% Senior Subordinated Notes, after deducting discount and estimated expenses, were $483,433,000. The 13.5% Senior Subordinated Notes began accruing cash interest on June 1, 2001, and cash interest will continue to accrue until maturity on the 13.5% Senior Subordinated Notes at a rate of 13.5% per annum, payable semiannually in arrears on June 1 and December 1, commencing December 1, 2001.

     The 13.5% Senior Subordinated Notes are redeemable at MIC's option, in whole or in part, at any time at redemption prices starting at 106.75% of the principal amount in 2001 and decreasing to 100.00% in 2004, in each case plus accrued and unpaid interest, if any, to the date of redemption.

     During 2002, MIC purchased 13.5% Senior Subordinated Notes with a face value of $44,000,000 at market prices at the time. As of December 31, 2002, MIC had offset $5,461,000, as compared with $7,399,000 in 2001, of deferred financing fees against the value of the 13.5% Senior Subordinated Notes.

     As of December 31, 2002, MIC had total consolidated debt of $1,228,575,000 which required substantial free cash flows (i.e., cash flows generated from operations and available for repayment of debt and interest) to finance interest payments. During 2002, operating cash flows available to MIC were insufficient to pay interest on the 13.5% Senior Subordinated Notes as it became due, and there was a risk that the cash flows generated and our planned dispositions would be insufficient to pay the interest on the 13.5% Senior Subordinated Notes as it became due. Reflecting the risks involved with our leverage, the market price of the 13.5% Senior Subordinated Notes had traded significantly below par value. In order to reduce the extent of our payments, on January 21, 2003, MIC made an exchange offer and consent solicitation to holders of the 13.5% Senior Subordinated Notes. On May 8, 2003, MIC announced the closing of this offer with the tendering of approximately 85% of the 13.5% Senior Subordinated Notes. Under the terms of this exchange, holders who tendered their 13.5% Senior Subordinated Notes received

$720 of our newly-issued 11% Senior Notes due 2006 and $81.70 of our newly-issued 2% Senior Convertible PIK Notes due 2006 per $1,000 of 13.5% Senior Subordinated Notes. In addition, in consideration for consenting to certain amendments to the indenture under which the 13.5% Senior Subordinated Notes were issued, eligible holders who consented to the amendments to the indenture received $50.00 in cash for each $1,000 in principal amount of 13.5% Senior Subordinated Notes they tendered. Following the successful completion of the exchange offer, MIC has significantly reduced its overall level of indebtedness and interest burden, improved its near-term liquidity position and created greater ongoing financial and operating flexibility. For example, our interest obligations under the 13.5% Senior Subordinated Notes were $129,870,000 each year, while our aggregate interest obligations under the remaining 13.5% Senior Subordinated Notes, the 11% Senior Notes and the 2% Senior Convertible PIK Notes will be $81,624,000 each year based on the aggregate principal amount outstanding as of June 30, 2003.

     On August 8, 2003, our subsidiary, Millicom Telecommunications S.A., issued for an aggregate value of SEK 2,555,994,000 ($310 million) Mandatorily Exchangeable Notes, which are mandatorily exchangeable into our Tele2 AB shares and in respect of which no cash repayment of principal is required. In addition, our interest obligations in respect of the Mandatorily Exchangeable Notes have been secured by U.S. government treasury STRIPS, which were purchased by us with a portion of the net proceeds from the offering. We have used remaining proceeds from the Mandatorily Exchangeable Notes in part to repurchase and redeem $167 million of the 11% Senior Notes.

     During the years ended December 31, 2001 and 2002, we upstreamed $55.1 and $96.7 million, respectively, of which $3.4 million and $8.8 million, respectively, was from divested operations. For the ten months ended October 31, 2003, we upstreamed $114.0 million.

     We used a portion of the net proceeds from our recent offering of 10% Senior Notes to repay in full $395 million of the 11% Senior Notes and will use another portion of such net proceeds to repay in full $137 million of the 13.5% Senior Subordinated Notes, which in each case were outstanding as of the date of such offering. See "Liquidity and Capital Resources--Overview".

   Other Short-Term Liabilities

     As of June 30, 2003, we had a total of $291,769,000 of short-term liabilities, including $82,685,000 of short-term debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

     As of June 30, 2003, we had commitments to purchase within one year network equipment, land and buildings and other fixed assets with a value of $79,412,000 from a number of suppliers.

     As of June 30, 2003, we had outstanding letters of credit and guarantees of $11,763,000 and $104,869,000, respectively.

Contractual Obligations

     We have various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes our obligations under these contracts due by period as of June 30, 2003.

                                                        Within         Within      Within       After
                                                        1 year       2-3 years   4-5 years     5 years     Total
                                                        -------      ---------   ---------     -------   --------
                                                                      (in thousands of U.S. dollars)
Debt.............................................        82,685      865,817      13,316        1,838      963,656
Operating leases.................................           166          470         289          366        1,291
Financial leases.................................            95          173           4           --          272
Capital expenditure..............................        26,617       50,532       2,263           --       79,412
                                                        -------      -------      ------        -----    ---------
Total............................................       109,532      916,916      15,855        2,028    1,044,331
                                                        =======      =======      ======        =====    =========

     The table below summarizes the obligations of MIC's subsidiaries and ventures due by period as of June 30, 2003.

                                                        Within         Within      Within       After
                                                        1 year       2-3 years   4-5 years     5 years     Total
                                                        -------      ---------   ---------     -------   --------
                                                                      (in thousands of U.S. dollars)
Debt.............................................         82,685      117,476      13,316        1,838      215,315
Operating leases.................................            166          470         289          366        1,291
Financial leases.................................             95          173           4           --          272
Capital expenditure..............................         26,617       50,532       2,263           --       79,412
                                                         -------      -------      ------        -----    ---------
Total............................................        109,532      168,575      15,855        2,028    1,295,990
                                                         =======      =======      ======        =====    =========

Off-balance Sheet and Other Arrangements

     We did not have any off-balance sheet arrangements as at June 30, 2003.

     The Tele2 AB class B shares underlying the Mandatorily Exchangeable Notes have been lent to Deutsche Bank AG London pursuant to a securities lending arrangement. Deutsche Bank AG London may sell or on-lend the Tele2 AB class B shares it has borrowed from Millicom Telecommunications S.A. under the securities lending agreement. Deutsche Bank AG London is contractually required to deliver to Millicom Telecommunications such Tele2 AB class B shares upon requisite notice to Deutsche Bank AG London by Millicom Telecommunications, if
(1) Millicom Telecommunications requires Tele2 AB class B shares to satisfy its obligations from time to time to deliver Tele2 AB class B shares upon exchange of the Mandatorily Exchangeable Notes by the noteholders or (2) specified bankruptcy-related events with respect to Deutsche Bank AG London or defaults in the performance by Deutsche Bank AG London of its obligations under the securities lending agreement have occurred. Millicom Telecommunications is obligated to deliver Tele2 class B shares upon exchange of the Mandatorily Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications Tele2 class B shares. Millicom Telecommunications' obligations in respect of the delivery of those shares has not been guaranteed by MIC. See "Description of Certain Indebtedness--Millicom Telecommunications S.A.'s Mandatorily Exchangeable Notes".

Quantitative and Qualitative Disclosure about Market Risk

     The principal market risks to which we are exposed are interest rate risk and foreign currency exchange risk.

   Interest Rate Risk

     The interest rate risk to which we are exposed is principally a function of our long-term debt. To alleviate this risk, we obtain both fixed-rate and floating-rate debt.

     The table below summarizes, as at June 30, 2003, our fixed rate debt and floating rate debt.

                                                                   Amounts due within
                                       ----------------------------------------------------------------------------
                                                                                                After 5
                                       1 year    1-2 years  2-3 years   3-4 years  4-5 years     years      Total
                                       ------    ---------  ---------   ---------  ---------     -----      -----
                                                   (in thousands of U.S. dollars, except percentages)
Fixed rate
U.S. dollar......................        7,482      1,317     752,515      1,223         245         --     762,782
                                        ------      -----     -------      -----        ----      -----     -------
Average interest rate............          8.3%       8.3%       10.8%       8.6%        8.2%                  --
Laos.............................           --      1,642       1,887         --          --         --       3,529
Pakistan.........................       12,126      3,688       3,688        959          --         --      20,461
Paraguay.........................        3,344         --          --         --          --         --       3,344
Senegal..........................          189         75           8         --          --         --         272
                                        ------      -----     -------      -----         ---                -------
Local currency...................       15,659      5,405       5,583        959          --         --      27,606
                                        ------      -----     -------      -----         ---                -------
Average interest rate............          9.6%      12.4%       12.2%      15.0%         --         --          --
                                        ------      -----     -------      -----         ---      -----     -------
Total fixed rate.................       23,141      6,722     758,098      2,182         245         --     790,388
                                        ======      =====     =======      =====        ====      =====     =======

Floating rate
U.S. dollar......................       36,688      7,181       4,470      5,028          53        532      53,952
                                        ------      -----     -------      -----         ---      -----     -------
Average interest rate............          5.1%       5.3%        5.7%       7.5%        4.9%       4.9%        5.4%
Ghana............................          178         --          --         --          --         --         178
Guatemala........................        2,599      2,327       2,327      3,216       1,384      1,306      13,159
Mauritius........................          851      1,438         574         --          --         --       2,863
Pakistan.........................        6,638      3,319          --         --          --         --       9,957
Senegal..........................        2,437      1,841       1,841      1,016         192         --       7,327
Sri Lanka........................        7,781      7,781       3,724         --          --         --      19,286
Sweden...........................           --     60,184          --         --          --         --      60,184
Tanzania.........................        1,995      1,995       1,995         --          --         --       5,985
Vietnam..........................          377         --          --         --          --         --         377
                                        ------      -----     -------      -----         ---      -----     -------
Local currency...................       22,856     78,885      10,461      4,232       1,576      1,306     119,316
                                        ------      -----     -------      -----         ---      -----     -------
Average interest rate............          9.6%       6.2%       10.3%       8.2%        8.2%       8.1%       --
                                        ------      -----     -------      -----         ---      -----     -------
Total floating rate..............       59,544     86,066      14,931      9,260       1,629      1,838     173,268
                                        ------      -----     -------      -----         ---      -----     -------
Total............................       82,685     92,788     773,029     11,442       1,874      1,838     963,656
                                        ======     ======     =======     ======       =====      =====     =======

     The table below summarizes, as at December 31, 2002, our fixed rate debt and floating rate debt.

                                                                   Amounts due within
                                       ----------------------------------------------------------------------------
                                                                                                After 5
                                       1 year    1-2 years  2-3 years   3-4 years  4-5 years     years      Total
                                       ------    ---------  ---------   ---------  ---------     -----      -----
                                                   (in thousands of U.S. dollars, except percentages)
Fixed rate
U.S. dollar......................       43,692     36,187       1,457    913,750         886         --     995,972
                                        ------      -----     -------      -----         ---      -----     -------
Average interest rate............         12.7%      13.6%        6.2%      13.5%        6.9%        --
Colombia.........................          389         --          --         --          --         --         389
Mauritius........................          105         --          --         --          --         --         105
Pakistan.........................       18,764         --          --         --          --         --      18,764
Paraguay.........................        1,169         --          --         --          --         --       1,169
Senegal..........................          326        278         166        142         140         --       1,052
                                        ------      -----     -------      -----         ---      -----     -------
Local currency...................       20,753        278         166        142         140         --      21,479
                                        ------      -----     -------      -----         ---      -----     -------
Average interest rate............         11.8%       8.4%        8.4%       8.4%        8.4%
Total fixed rate.................       64,445     36,465       1,623    913,892       1,026         --   1,017,451
                                        ======     ======       =====    =======       =====      =====   =========

Floating rate
U.S. dollar......................       52,888      9,288       6,981      3,969       3,570         --      76,696
                                        ------      -----     -------      -----         ---      -----     -------
Average interest rate............          5.7%       5.3%        6.1%       6.2%        8.2%
Colombia.........................        7,190         --          --         --          --         --       7,190
Ghana............................          451         --          --         --          --         --         451
Guatemala........................        4,548      2,844       2,419      3,221       1,322      1,807      16,161
Mauritius........................        2,433      1,426         569         --          --         --       4,428
Pakistan.........................       15,176      6,592          --         --          --         --      21,768
Senegal..........................        1,720      1,516       1,516      1,516         758         --       7,026
Sri Lanka........................        7,815      7,304       7,040        607          --         --      22,766
Sweden...........................                  54,638          --         --          --         --      54,638
                                        ------      -----     -------      -----         ---      -----     -------
Local currency...................       39,333     74,320      11,544      5,344       2,080      1,807     134,428
                                        ------      -----     -------      -----         ---      -----     -------
Average interest rate............         12.2%       7.3%       10.6%       8.7%        8.3%       8.2%       --
                                        ------      -----     -------      -----         ---      -----     -------
Total floating rate..............       92,221     83,608      18,525      9,313       5,650      1,807     211,124
                                        ------      -----     -------      -----         ---      -----     -------
Total............................      156,666    120,073      20,148    923,205       6,676      1,807   1,228,575
                                        ======     ======       =====    =======       =====      =====   =========

     The table below summarizes, as at December 31, 2001, our fixed rate debt and floating rate debt.

                                                                   Amounts due within
                                       ----------------------------------------------------------------------------
                                                                                                After 5
                                       1 year    1-2 years  2-3 years   3-4 years  4-5 years     years        Total
                                       ------    ---------  ---------   ---------  ---------     -----        -----
                                                   (in thousands of U.S. dollars, except percentages)
Fixed rate
U.S. dollar.........................       46,127     35,176     33,935               955,828         --     1,071,066
                                           ------      -----     -------   -----      -------       ----     ---------
Average interest rate...............         12.2%      13.6%      13.9%     --          13.5%        --
Argentina...........................          580        410         --      --            --         --           990
Colombia............................          421         --         --      --            --         --           421
India...............................           --          5         --      --            --         --             5
Mauritius...........................        2,043      1,436      1,346     346            --         --         5,171
Pakistan............................        7,477      3,914         --      --            --         --        11,391
Paraguay............................        1,889         --         --      --            --         --         1,889
Philippines.........................          623         --         --      --         1,449         --         2,072
Senegal.............................          197        170        121      20            --         --           508
                                           ------      -----     -------   -----      -------       ----     ---------
Local currency                             13,230      5,935      1,467     366         1,449         --        22,447
                                           ------      -----     -------   -----      -------       ----     ---------
Average interest rate...............         10.0%      12.5%      12.1%   12.2%         13.9%
                                           ------      -----     -------   -----      -------       ----     ---------
Total fixed rate....................       59,357     41,111     35,402     366       957,277         --     1,093,513
                                           ======     ======     ======    ====       =======       ====     =========

Floating rate
U.S. dollar.........................       69,017     21,276     14,110    10,042      9,443          --       123,888
                                           ------      -----     -------   ------     -------       ----      --------
Average interest rate...............          7.3%       7.9%       7.9%      6.8%       6.5%         --
Colombia............................        8,596         --         --        --         --         --         8,596
Ghana...............................        1,076        361         --        --         --         --         1,437
Guatemala...........................        3,632      1,863      4,890     3,352        382         --        14,119
Luxembourg..........................           --      1,744         --        --         --         --         1,744
Pakistan............................           --      3,847         --        --         --         --         3,847
Philippines.........................        7,721          6         --                   --         --         7,727
Senegal.............................        1,419      1,288      1,288     1,288      1,286        697         7,266
Singapore...........................           21         --         --        --         --         --            21
Sri Lanka...........................        3,059      6,937      6,937     6,025        470         --        23,428
Sweden..............................           --         --    170,388        --         --         --       170,388
Local currency......................       25,524     16,046    183,503    10,665      2,138        697       238,573
                                           ------      -----    -------    ------     ------       ----      --------
Average interest rate...............         12.9%      12.1%       6.3%     12.4%       9.4%       7.2%          --
                                           ------      -----    -------    ------     ------       ----      --------
Total floating rate.................       94,541     37,322    197,613    20,707     11,581        697       362,461
                                          -------     ------    --------   ------    -------       ----     ---------
Total...............................      153,898     78,433    233,015    21,073    968,858        697     1,455,974
                                          =======     ======    =======    ======    =======       ====     =========


     We have not historically used interest rate swaps, forward rate agreements or any futures contracts but instead have managed our interest exposure by diversifying our debt between fixed- and floating-rate loans. In the future, we may use such instruments to manage our interest exposure. There can be no assurance, however, that the use of any such instruments will be effective.

     Included in the total for U.S. dollar fixed-rate balances above is $985,700,000 (2001: $1,063,740,000) in respect of the book value of 13.5%
Senior Subordinated Notes and notes in Colombia for which the fair value is $488,133,000 (2001: $691,154,000). For all other amounts, the fair value is taken to be the book value as stated above.

   Exchange Rate Risk

     We are exposed to fluctuations of the U.S. dollar against certain other currencies. We publish our financial statements in U.S. dollars while a significant proportion of our assets, liabilities, sales and costs are denominated in other currencies. We currently conduct business in 16 currencies.

     We seek to protect our reported earnings from falling in U.S. dollar terms, from currency depreciation, by periodically adjusting our prices in local currency terms to reflect any such depreciation. In certain countries that experience very high inflation, we set our prices in direct relation to the U.S. dollar. However, there can be no assurance that a significant devaluation of a currency against the U.S. dollar can be offset, in whole or in part, by a corresponding price increase, even over the long term. For example, the devaluation of the currency in Paraguay in

2002 had an adverse effect on the results of our operations. In the years ended December 31, 2002, 2001 and 2000, we suffered exchange losses of $23,483,000, $17,313,000 and $23,015,000, respectively. For the six months ended June 30, 2003, we had a gain of $8,109,000. To some extent, the broad mix of currencies in which we conduct our businesses and the geographic spread of our operations provides us with some measure of protection against specific exchange rate movements and reduces the overall sensitivity of our results to specific exchange rate fluctuations. We do not generally hedge our foreign currency exposure as it is considered that the cost of purchasing financial instruments outweighs the benefits derived.

     At the venture level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. In some cases, we may borrow in U.S. dollars either because it is advantageous for ventures to incur debt obligations in U.S. dollars or because dollar-denominated borrowing is the only funding source available to a venture. In these circumstances, we have currently decided to accept the inherent currency risk, principally because of the relatively high cost of buying, or inability to buy, forward cover in currencies of the countries in which we operate. See Note 2 of the "Notes to the Consolidated Financial Statements".

     The following table summarizes our debt, detailing the balances at June 30, 2003, that were denominated in U.S. dollars and that in other local currencies.

                                                                      Amounts due within
                                             ----------------------------------------------------------------------
                                                         1-2       2-3        3-4       4-5      After 5
                                             1 year     years     years      years     years      years     Total
                                             ------     -----     -----      -----     -----      -----     -----
                                                                (in thousands of U.S. dollars)
U.S. dollar............................       44,170      8,498   756,985      6,251       298        532   816,734
                                              ------     ------   -------     ------    ------     ------   -------
Ghana..................................          178         --        --         --        --         --       178
Guatemala..............................        2,599      2,327     2,327      3,216     1,384      1,306    13,159
Laos...................................           --      1,642     1,887         --        --         --     3,529
Mauritius..............................          851      1,438       574         --        --         --     2,863
Pakistan...............................       18,764      7,007     3,688        959        --         --    30,418
Paraguay...............................        3,344         --        --         --        --         --     3,344
Senegal................................        2,626      1,916     1,849      1,016       192         --     7,599
Sri Lanka..............................        7,781      7,781     3,724         --        --         --    19,286
Sweden.................................           --     60,184        --         --        --         --    60,184
Tanzania...............................        1,995      1,995     1,995         --        --         --     5,985
Vietnam................................          377         --        --         --        --         --       377
                                              ------     ------   -------     ------     -----      -----   -------
Total local currency...................       38,515     84,290    16,044      5,191     1,576      1,306   146,922
                                              ------     ------   -------     ------     -----      -----   -------
Total..................................       82,685     92,788   773,029     11,442     1,874      1,838   963,656
                                              ======     ======   =======     ======     =====      =====   =======

     The following table summarizes our debt, detailing the balances at December 31, 2002, that were denominated in U.S. dollars and that in other local currencies.

                                                                      Amounts due within
                                             ----------------------------------------------------------------------
                                                         1-2       2-3        3-4       4-5      After 5
                                             1 year     years     years      years     years      years     Total
                                             ------     -----     -----      -----     -----      -----     -----
                                                                (in thousands of U.S. dollars)
U.S. dollar.........................       96,581     45,475      8,438    917,719      4,456         --  1,072,669
                                          -------     ------      -----    -------      -----      -----  ---------
Colombia............................        7,579         --         --         --         --         --      7,579
Ghana...............................          451         --         --         --         --         --        451
Guatemala...........................        4,547      2,844      2,419      3,221      1,322      1,807     16,160
Mauritius...........................        2,538      1,426        569         --         --         --      4,533
Pakistan............................       33,940      6,592         --         --         --         --     40,532
Paraguay............................        1,169         --         --         --         --         --      1,169
Senegal.............................        2,046      1,794      1,682      1,658        898         --      8,078
Sri Lanka...........................        7,815      7,304      7,040        607         --         --     22,766
Sweden..............................           --     54,638         --         --         --         --     54,638
                                          -------     ------      -----    -------      -----      -----  ---------
Total local currency................       60,085     74,598     11,710      5,486      2,220      1,807    155,906
                                          -------    -------     ------    -------      -----      -----  ---------
Total...............................      156,666    120,073     20,148    923,205      6,676      1,807  1,228,575
                                          =======    =======     ======    =======      =====      =====  =========


     The following table summarizes our debt, detailing the balances at December 31, 2001, that were denominated in U.S. dollars and that in other local currencies.

                                                                    Amounts due within
                                           ----------------------------------------------------------------------
                                                       1-2       2-3        3-4        4-5      After 5
                                           1 year     years     years      years      years      years       Total
                                           ------     -----     -----      -----      -----      -----       -----
                                                              (in thousands of U.S. dollars)
U.S. dollar.........................      115,143     56,453     48,045     10,042    972,673         --    1,202,356
                                          -------    -------     ------    -------      -----      -----    ---------
Argentina...........................          580        410         --         --         --         --          990
Colombia............................        9,017         --         --         --         --         --        9,017
Ghana...............................        1,076        361         --         --         --         --        1,437
Guatemala...........................        3,632      1,863      4,890      3,352        382         --       14,119
India...............................           --          5         --         --         --         --            5
Luxembourg..........................           --      1,744         --         --         --         --        1,744
Mauritius...........................        2,043      1,436      1,346        346         --         --        5,171
Pakistan............................        7,477      7,761         --         --         --         --       15,238
Paraguay............................        1,889         --         --         --         --         --        1,889
Philippines.........................        8,344          6         --         --      1,449         --        9,799
Senegal.............................        1,616      1,458      1,409      1,308      1,286        697        7,774
Singapore...........................           21         --         --         --         --         --           21
Sri Lanka...........................        3,059      6,937      6,937      6,025        470         --       23,428
Sweden..............................           --         --    173,365         --         --         --      173,365
                                          -------    -------    -------    -------    -------      -----    ---------
Total local currency................       38,754     21,981    187,947     11,031      3,587        697      263,997
                                          -------    -------    -------    -------    -------      -----    ---------
Total...............................      153,897     78,434    235,992     21,073    976,260        697    1,455,974
                                          =======    =======    =======    =======    =======      =====    =========

     In six months ended June 30, 2003 we recorded exchange gains of $8,109,000, while in the years ended December 31, 2002, 2001 and 2000, we incurred exchange losses of $23,483,000, $17,313,000 and $23,015,000, respectively.

                                    Business

Our Business

     We are a leading operator of cellular telephone services in the world's emerging markets. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

     We currently have interests in 16 cellular systems in 15 countries, focusing on emerging markets in Asia, Latin America and Africa. As of September 30, 2003, our cellular operations had a combined population under license of approximately 382 million people.

     As we have established an early presence in most of the markets in which we operate, we have been able to secure our licenses at low cost. Historically, we have been successful in renewing all of our maturing licenses, generally on terms similar to the original licenses. We operate primarily with prominent local business partners through joint ventures, over which we typically exercise management control.

     Our markets are very attractive for cellular services due to the low wireline and cellular penetration in economies with potential for high growth and rising disposable personal income levels. We believe there is a significant opportunity for further growth of cellular services in all of our markets. For example, Vietnam and Pakistan, our two largest markets, had cellular penetration rates of only approximately 3% and 2%, respectively, as of September 30, 2003.

     We have achieved strong growth and operating profitability. Our total subscribers reached 5.3 million (3.8 million on a proportional basis) as of September 30, 2003. We generated revenue of $156.7 million in the three months ended September 30, 2003.

     The continued improvement in the operating and financial performance of our ventures has allowed us to continue to upstream excess cash to MIC. During the years ended December 31, 2001 and 2002, we upstreamed $55.1 million and $96.7 million, respectively, of which $3.4 million and $8.8 million, respectively, was from divested operations. For the ten months ended October 31, 2003, we upstreamed $114.0 million from 13 of the 15 countries in which we operate.

Competitive Strengths

     We believe that our competitive strengths will enable us to benefit from the increasing demand for the services provided by cellular operators in emerging markets. Our competitive strengths include:

o Established prepaid operator. Our focus on prepaid cellular services for the mass market offers the advantage of lower subscriber acquisition and operating costs, which results in higher margins and a faster average payback time (on average, approximately three months). In addition, prepaid customers offer the advantage of eliminating bad debt, billing and collection costs. The introduction of prepaid cellular services has also opened up the market for cellular services to customers who have previously been denied access to cellular service. Increased demand for prepaid cellular services is also arising from business users and those customers who purchase prepaid credits in order to control their telephone costs, creating a new segment of the market.

o Delivering profitable growth. One of our key strengths is our ability to grow our businesses while enhancing our operating profitability. As the first or second operator in most of the markets in which we have ventures, we have typically been able to acquire our licenses at low cost with minimum build-out requirements. We have consistently achieved strong subscriber growth while decreasing subscriber acquisition costs through the creation of well known, perceived price leading brands. Additionally, we have developed an extensive distribution network at low cost that provides our customers with broad service coverage, further leveraging our strong brand names. The use of handset subsidies is not part of our prepaid strategy.

o Track record of innovation. We believe that innovation is another key to our success. In nearly all of our markets, we were the first to launch branded prepaid cellular services, which now predominate in our markets. We have been the first to focus on non-traditional distribution channels to increase our mass market prepaid customer reach in our markets. For example, we have used freelance distributors, such as street vendors, and sold prepaid cards in mass market outlets, which has reduced our sales and marketing costs. In addition, because we focus on prepaid services and low costs, we believe we are a perceived price leader.

o Low operating costs and high capital efficiencies. We have established service in markets that we believe offer high potential financial returns and substantial operational leverage. While we have always had a strategy to control costs, we initiated a more strict, centralized cost reduction program for all of our ventures in 2002. We operate sizeable networks covering areas of the highest population and business activity. Any future build out of our network infrastructure will be demand driven. In addition, our migration to GSM will lower our investment per capacity minute with faster payback. Historically, our operations have generated an operating profit before depreciation and amortization within 12 to 18 months of start up.

o Integrated strategy. We have rigorously pursued the many synergies inherent in our multi-country operations and the increasing scale in our existing markets. Such synergies include sharing information and best practices about services, human resources, technologies and market strategies and centralized negotiation of financing and of supply contracts for network and subscriber equipment. For example, our operation in Laos has been able to draw on the operational and managerial experiences and resources of our operations in Cambodia and Vietnam, which has allowed us to operate in Laos at a low cost base, employing 23 persons.

o Diversified operations. We believe our 16 operations in 15 countries on three continents provide a balance of established cash flow generation and high-growth potential. Our diversification across countries and continents also lessens our exposure to unfavorable changes in a single market or currency. For example, we have continued to grow our total subscriber base and operating profitability over the last two years despite economic difficulties in South America.

o Highly skilled senior management. Our highly skilled senior management combines the extensive experience of senior managers from the telecommunications industry with experienced executives from the fast-moving consumer goods sector, who we have recruited over the last two years. Many of our senior executives have spent more than 10 years in the emerging markets and have demonstrated their ability to manage costs while rapidly growing the business and to start up and successfully integrate new businesses.

Strategy

     Our strategy is to operate with the lowest possible cost base from which we can offer the consumer better value for money through lower tariffs and better network quality and services. We believe that, given the low cellular penetration in our markets, we can continue to achieve growth in our subscriber base while continuing to improve our operating margins and cash flows. We intend to accomplish this by:

o Focusing on growth. We believe there is a significant opportunity for rapid growth in our markets due to low cellular penetration in economies with high growth potential and substantial pent up demand for basic voice telephony services. We believe we can grow our subscriber base and revenue by continuing to focus on prepaid services while controlling costs and maintaining our position with postpaid customers. We will also continue to invest in our existing cellular ventures, where we believe we can generate attractive returns. In addition, we intend to increase our equity ownership in our ventures through opportunistic buy-outs of local partners. We may participate in consolidation within our markets through the careful evaluation, selection and pursuit of strategic opportunities. We may pursue new license opportunities in our adjacent markets within existing financial guidelines and offering group-wide synergy potential, as we have done in Laos.

o Improving cost efficiencies and capturing synergies. We will continue to seek ways to further reduce our cost base by rationalizing our operations. In 2002, we initiated a more strict, centralized cost reduction program across our operations, which has lowered our costs. In addition, we expect to realize additional synergies across our multi-country operations, such as sharing of information, human resources, best practices and technologies and centralized negotiations of financing and of supply contracts for network and equipment handsets.

o Completing our migration to the GSM standard. We expect GSM subscribers to exceed 50% of our total subscriber base by the end of 2004. Our Asian and African businesses are fully GSM-based, except for Pakistan, where GSM will be rolled-out to our customers in the first part of 2004. In Latin America, we will introduce GSM systems in Paraguay and Guatemala in the first half of 2004. The equipment costs relating to GSM have decreased significantly over the last few years. We believe that GSM will increase our revenues from prepaid minutes and roaming services while lowering our infrastructure and maintenance costs. GSM also offers our customers greater choice of handsets at a lower cost with improved functionality.

The Cellular Telephone Industry

   Cellular Telephone Industry Overview

     The cellular telephone industry is typically characterized by high fixed costs and low variable costs. Until technological limitations on total capacity are approached, additional cellular telephone network capacity can normally be added in increments that closely match demand and at less than the proportionate cost of the initial capacity. The industry has also seen declining equipment prices in real terms. Once revenues exceed fixed costs, incremental revenues are expected to yield an increased incremental operating profit, giving cellular telephone operators an incentive to stimulate and satisfy demand for service in the market. The amount of profit, if any, under such circumstances is dependent on a number of factors, including prices and variable marketing costs, which, in turn, are affected by the amount and extent of competition. As competition increases in markets, prices have fallen with the result that revenues and operating profits increase at a lower rate than subscriber growth. In addition, as penetration rates increase there is a tendency for a higher proportion of new subscribers to use prepaid cards. Prepaid subscribers tend to have lower usage than credit subscribers. However, the operating margin is generally higher than with credit subscribers as the risk of bad debt is eliminated and typically there is no subsidizing of handsets.

   Development of the Cellular Telephone Industry

     Cellular Telephony in Developed Countries. The first cellular telephone networks were introduced in Scandinavia in the early 1980s and experienced modest growth for the first few years. Over the last 10 years, however, cellular telephony has grown rapidly. The majority of developed countries now have cellular telephone service and levels of penetration have increased substantially in these countries. Worldwide subscribers at September 30, 2003 were an estimated 1,290 million according to EMC.

     Given the rapid growth of cellular telephone subscribers in developed countries and high levels of penetration, particularly in large urban markets, the industry is increasingly introducing new technology that will expand capacity and improve service, including the introduction of digital cellular telephone networks and the ability to access the Internet from handsets. In industrialized nations, cellular operators are currently in the process of introducing so-called "third generation" mobile technology that will permit always-on faster access to the Internet and voice and data transmissions.

     Cellular Telephony in Developing Countries. While the cellular telephone industry is well-established in the developed world, the cellular telephone industry in the developing world is still in its infancy. MIC believes that cellular telephony will continue to grow rapidly in developing countries because of the poor quality of the existing wire-line service, the unsatisfied demand for basic telephone service and the increasing demand from users who want the convenience of cellular telephones. In some countries the cellular telephone network provides significantly improved access to the local and international wire-line network compared with the existing wire-line service. In addition, developing countries are expected to benefit both from better technology and lower equipment costs than those at comparable stages of market development in developed countries. Penetration rates (the number of subscribers per 100 people) are substantially lower in developing countries than in developed countries. Consequently, MIC believes that its markets offer high growth potential.

     For developing countries, cellular telephone networks can represent a faster and more cost-effective method of expanding telecommunications infrastructure than traditional wire-line networks. Wire-line networks involve extensive outside infrastructure in the form of buried or overhead-cable networks, while cellular telephone networks require only minimal construction activities.

Financing of the Company's Business

     We finance our operations on a project-by-project basis at both the operational and parent entity level. Once a license is awarded, we make an initial investment in the form of equity and, in some cases, debt. The local operation typically is granted between six and 12 months to build out its initial cellular telephone network. During this initial phase, we frequently supplement our investment with financing provided by equipment suppliers for the purchase of network equipment. Generally, such financing covers a period of 18 months to three years and is often guaranteed by MIC. We seek to refinance the vendor financing with longer-term borrowing from commercial banks and international agencies. Where practicable, we endeavor to obtain financing in local currencies and without recourse to MIC. However, MIC may guarantee such project financing for an initial period until certain performance targets are achieved. We intend to continue to pursue a project-by-project approach to fund our systems. If additional investment is required from us, we seek, whenever possible, to fund such investment through shareholder loans from MIC. As our local operations become more established and local financial markets become more developed, we are increasingly able to finance at the operational level in the local currency on a non-recourse basis. As of September 30, 2003, approximately 56% of our debt at the operational level was denominated in local currency.

Management Structure

     We operate in three major geographic regions of the world: Asia (Sanbao Telecom); Latin America (MIC Latin America); and Africa (MIC Africa). We manage these regional operations through five cluster managers, each of whom typically is responsible for three to four countries and acts as company manager in the largest country in the region. Each cluster manager reports directly to MIC's chief operating officer. We believe this structure allows us to maintain a high degree of coordination, cooperation and cross sharing of information among the various cluster managers while providing a degree of regional responsibility that ensures quick and effective decision making.

     We operate primarily through joint ventures with prominent local business partners, over which we typically exercise management control. While the day-to-day management of our operations is the responsibility of the local management, which implements the decision of MIC's board of directors, the general manager and other key personnel of our operations are appointed by us or in co-operation with our partners. In addition, senior management of our operations also typically receive MIC stock options as part of their compensation and incentive packages.

Operational and Financial Control

     We actively manage our operations through:

o recruitment and selection of local management, which is subject to the approval of MIC's board of directors;

o    development of business plans in conjunction with local management;

o approval of all significant capital expenditures by MIC's board of directors;

o development of the cellular telephone network design and expansion plan with local technical management;

o standardized weekly and monthly reporting and review and an annual budgeting process; and

o supervision and support by our internal auditors and marketing and administrative personnel.

     We seek to obtain controlling ownership in our operations. In most cases, where we hold less than a majority of the shares in an operation, we manage our operations through stockholders' agreements or similar arrangements, special rights with respect to board representation or special voting rights. Such provisions provide us with the means to approve or disapprove actions proposed by our partners. In some cases the stockholders' agreements contain buyout, arbitration or other procedures that can be invoked in the event of a fundamental disagreement among us and our partners.

License Acquisition

     In obtaining our licenses, we generally establish a venture with one or more prominent local business partners to apply for a cellular telephone license. We consider that the selection of the local partner, the technical and financial expertise that we provide to the license application and our successful track record as an international provider of cellular telephone services are the critical factors for a successful license bid. In most cases, the local partner is instrumental in obtaining the license and maintaining contact with the local telecommunications agency, post office (the "PTT"), or relevant government department or otherwise plays an important role in ensuring the success of the venture company. In some markets, after the award of the license, the local partner continues to take an active interest in the management of the venture.

     Licenses are normally sought through a competitive application process in which the license is awarded on the merits of the application. We have generally avoided cash auctions for cellular telephone licenses. In some cases, our ventures pay royalties on revenue or income to governments, and all of our cellular ventures pay interconnect fees to other telecommunications operators during the license period. Although the pursuit of cellular telephone licenses is usually highly competitive, our venture companies have been successful in obtaining licenses in preference to other ventures whose participants have often included major international telecommunications companies.

Sales, Marketing and Distribution

     We pursue low-cost, innovative and high-impact approaches to sales, marketing and distribution. In the majority of our markets, we typically are not involved in the distribution of handsets and typically do not provide handset subsidies for our prepaid subscribers. As a result, we have low overall subscriber acquisition costs. In addition, we are focused on strengthening our distribution footprint and expanding our mass market customer reach by distributing prepaid cards through mass market outlets such as local convenience stores, newspaper stands and street vendors. In some of our markets, we are also developing a number of non-traditional distribution channels such as freelance distributors, including students and housewives. We believe that our focus on branded prepaid services and non-traditional distribution channels will enable us to expand our market share and reduce our operating costs. We focus our advertising on cost-effective promotions.

Operations and Investments

     Descriptions of the operations of each of the ventures and other related businesses are provided below. The description of our cellular operations has been divided into the following sub-sections:

o Sanbao Telecom (Asia), MIC's cellular operations in Asia, comprising Cambodia, Lao People's Democratic Republic, Pakistan, Sri Lanka and Vietnam.

o MIC Latin America, MIC's cellular operations in Latin America, comprising Bolivia, El Salvador, Guatemala, Honduras and Paraguay.

o MIC Africa, MIC's cellular operations in Africa, comprising Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

     We also have investments in high-speed cellular data services in Argentina, El Salvador, Paraguay, Peru and Cambodia.

   Cellular Operations

     The following table shows certain information for each of MIC's cellular operations as at September 30, 2003.

                                                                                 Estimated   Cellular    Number of    Estimated
                                                                                Population  Penetration Subscribers    Market
                                                                                  of Area      as of       as of     Position at
                                      Method of      Start-Up                      under     September   September    September
        Market          Ownership  consolidation(1)    Date      Technology(2)   License(3)  30, 2003(4)   30, 2003   30, 2003(4)
--------------------    ---------  ----------------  --------    -------------   ----------  -----------   --------   -----------
                        (percent)                                                (millions)   (percent)    (000's)
Sanbao Telecom (Asia)
Cambodia............      58.4%           JV          1997                GSM      12.8          4.7      413.7          1 of 4
Lao People's
   Democratic
   Republic.........      78.0%            S          2003                GSM       5.8          2.1       12.2          2 of 3
Pakistan--Pakcom....      61.3%            S          1990          TDMA/AMPS       --           --       465.3          2 of 3(5)
Pakistan--Paktel....      98.9%            S          1990      GSM/TDMA/AMPS     147.7          1.9      310.3          2 of 3(5)
Sri Lanka...........      99.9%            S          1989           GSM/TACS      19.6          6.7      328.0          2 of 4
Vietnam(6)..........      40.0%            S          1995                GSM      81.1          3.0      908.1          2 of 4

MIC Latin America
Bolivia.............     100.0%            S          1991          TDMA/AMPS       8.4         14.7      399.7          2 of 3
El Salvador(7)......      70.0%            S          1993          TDMA/AMPS       6.4         14.7      462.3          1 of 4
Guatemala...........      55.0%           JV          1990          TDMA/AMPS      13.3         12.3      539.2          2 of 4
Honduras............      50.0%           JV          1996          CDMA/AMPS       6.6          4.7      319.0          1 of 1
Paraguay............      96.0%            S          1992          TDMA/AMPS       5.9         19.9      614.1          1 of 4

MIC Africa
Ghana...............     100.0%            S          1992           GSM/TACS      20.2          3.8       86.5          3 of 4
Mauritius...........      50.0%           JV          1989                GSM       1.2         33.7      109.1          2 of 2
Senegal.............      75.0%            S          1999                GSM      10.6          6.5      163.3          2 of 2
Sierra Leone........      70.0%            S          2001                GSM       5.6          1.4       19.1          2 of 2
Tanzania............      57.0%           JV          1994           GSM/TACS      37.2          2.6      153.4          3 of 4
                                                                                  -----                 ---------
Total...............                                                              382.4                 5,303.8(8)
                                                                                  =====                 =========

------------------
(1) JV = Joint Ventures. Under IFRS, joint ventures are consolidated using the proportional method of accounting which combines our assets, liabilities, income and expenses with our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest.

     S = Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

     MIC determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, as well as the influence it has over the day-to-day operations of the above ventures.

(2) "AMPS", Advanced Mobile Phone System, is the analogue standard developed for and used in North America and is used widely throughout the world. "TACS", Total Access Communications System, was initially the standard for the United Kingdom and is now used primarily in other Commonwealth countries. "GSM", Global System for Mobile Communications, is the digital standard developed for Europe. "TDMA", Time Division Multiple Access, is the system most widely used in North and South America.

(3)  Source: U.S. Central Intelligence Agency's "The World Factbook" for 2003.

(4)  Source: EMC, a cellular market research firm.

(5)  Represents combined market position of Pakcom and Paktel.

(6) Comvik International (Vietnam) AB ("CIV"), our 80%-owned subsidiary, and Vietnam Mobile Services Co have entered into a business cooperation contract to operate a national cellular GSM system in Vietnam ("Mobifone"). This agreement, which has a ten-year term from July 1, 1995, currently provides that CIV will be entitled to receive 50% of Mobifone's net revenues through June 2005. See "--Sanbao Telecom (ASIA)--Vietnam".

(7) Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as a long-term asset in the balance sheet. In September 2003, we resolved this dispute and, due to the irrevocable commitment of our local partners to sell their shares, we are deemed to have a 100% economic ownership in our operation in El Salvador and, accordingly, we account for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003. See "Operating and Financial Review and Prospects--Results of Operations".

(8)  Proportional subscribers at September 30, 2003 were 3,806,646.

     The following table presents, at the dates and for the periods indicated, selected operating data for each of MIC's cellular operations.

                                                                                  Prepaid Subscribers as Percentage
                                         Total Subscribers                               of Total Subscribers
                           ------------------------------------------------    ---------------------------------------
                               As at                                               As at
                           September 30,   As at December 31,                  September 30,        As at December 31,
                           ------------- ----------------------------------    -------------    ----------------------
          Market               2003          2002        2001         2000          2003         2002    2001    2000
------------------------   ------------  ----------  ----------   ---------    -------------    -------  ----    ----
Sanbao Telecom (Asia)
Cambodia................       413,720     325,264    199,916       94,163           99%         99%      94%     88%
Lao People's Democratic
   Republic.............        12,249          --         --           --          100%         --       --      --
Pakistan--Pakcom........       465,343     344,702    242,608      141,797           96%         95%      92%     78%
Pakistan--Paktel........       310,286     218,536    152,928       92,659           92%         85%      66%     --
Sri Lanka...............       328,042     266,372    172,712      108,653           97%         94%      86%     75%
Vietnam(1)..............       908,119     686,663    499,394      325,422           73%         72%      73%     69%
                             ---------   ---------  ---------    ---------
Subtotal................     2,437,759   1,841,537  1,267,558      762,694           88%         86%      81%     65%
                             ---------   ---------  ---------    ---------

MIC Latin America
Bolivia.................       399,722     410,887    348,683      300,123           95%         94%      90%     87%
El Salvador(2)..........       462,311         n/a        n/a      313,008           70%        n/a      n/a      70%
Guatemala...............       539,180     467,620    358,281      297,646           81%         74%      64%     56%
Honduras................       319,002     326,508    237,629      152,870           81%         79%      69%     64%
Paraguay................       614,124     550,109    564,512      499,813           90%         89%      81%     81%
                             ---------   ---------  ---------    ---------
Subtotal................     2,334,339   1,755,124  1,509,105    1,563,460           84%         85%      77%     73%
                             ---------   ---------  ---------    ---------

MIC Africa
Ghana...................        86,548      52,060     35,706       51,496           98%         97%      94%     89%
Mauritius...............       109,112      97,137     88,416       65,475           86%         86%      84%     69%
Senegal.................       163,347      97,804     87,143       54,743          100%        100%     100%    100%
Sierra Leone............        19,074      13,411      7,100           --          100%        100%     100%     --
Tanzania................       153,362     145,838    134,578       74,814           96%         96%      98%     94%
                             ---------   ---------  ---------    ---------
Subtotal................       531,443     406,250    352,943      246,528           96%         95%      94%     88%
                             ---------   ---------  ---------    ---------
Total...................     5,303,541   4,002,911  3,129,606    2,572,682           87%         86%      81%     72%
                             =========   =========  =========    =========

------------------
(1) Comvik International (Vietnam) AB ("CIV"), our 80%-owned subsidiary, together with Kinnevik (MIC's controlling shareholder) and Vietnam Mobile Services Co. have entered into a business cooperation contract to operate a national cellular GSM system in Vietnam ("Mobifone"). This agreement, which has a 10-year term from July 1, 1995, currently provides that CIV will be entitled to receive 50% of Mobifone's net revenues through June 2005. See "--Sanbao Telecom (Asia)--Vietnam".

(2) Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as a long-term asset in the balance sheet. In September 2003, we resolved this dispute and, due to the irrevocable commitment of our local partners to sell their shares, we are deemed to have a 100% economic ownership in our operation in El Salvador and, accordingly, we account for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003. See "Operating and Financial Review and Prospects--Results of Operations".

     The following table presents, for the periods indicated, revenues for each of MIC's cellular operations.

                                                                              Revenue
                                                      -------------------------------------------------------------
                                                        For the Nine
                                                        Months Ended                   For the Year Ended
                                                       September 30,                       December 31,
                                                      --------------------    -------------------------------------
                                      Method of
              Market               consolidation(1)       2003       2002         2002         2001         2000
---------------------------------  ----------------       ----       ----         ----         ----         ----
Sanbao Telecom (Asia)
Cambodia.........................         JV            29,577      24,089        33,203       31,409       27,589
Lao People's
Democratic Republic..............         S                603          --            --           --           --
Pakistan--Pakcom.................         S             36,828      27,531        37,796       31,500       31,810
Pakistan--Paktel.................         S             24,124      20,880        27,615       29,547        4,894
Sri Lanka........................         S             15,510      13,159        17,722       15,270       12,657
Vietnam(2).......................         S             91,849      73,351       102,457       81,063       60,611
                                                       -------     -------       -------      -------      -------
Subtotal.........................                      198,491     159,010       218,793      188,789      137,561
                                                       =======     =======       =======      =======      =======

MIC Latin America
Bolivia..........................         S             28,403      27,461        37,405       43,811       48,126
El Salvador(3)...................         S              5,367         n/a           n/a       17,311       45,555
Guatemala........................         JV            57,189      48,335        67,731       63,191       56,346
Honduras.........................         JV            35,425      35,404        48,172       44,546       15,487
Paraguay.........................         S             44,917      58,027        73,740      100,573      105,031
                                                       -------     -------       -------      -------      -------
Subtotal.........................                      171,301     169,227       227,048      269,432      270,545
                                                       =======     =======       =======      =======      =======

MIC Africa
Ghana............................         S             10,118       7,252        10,106        9,213       11,923
Mauritius........................         JV             8,592       6,878         9,931        7,891        6,748
Senegal..........................         S             18,275      10,846        15,142       10,772        6,252
Sierra Leone.....................         S              4,587       2,773         4,084        1,577           --
Tanzania.........................         JV            16,073      17,370        22,748       23,761       15,722
Subtotal.........................                       57,645      45,119        62,011       53,214       40,645
                                                       -------     -------       -------      -------      -------
Total............................                      427,437     373,356       507,852      511,435      448,751
                                                       =======     =======       =======      =======      =======

------------------
(1) JV = Joint Ventures. Under IFRS, joint ventures are consolidated using the proportional method of accounting which combines our assets, liabilities, income and expenses with our share of the assets, liabilities, income and expenses of the joint ventures in which we have an interest.

     S = Subsidiary. Subsidiaries are entities over which we have control and are fully consolidated.

     MIC determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, as well as the influence it has over the day-to-day operations of the above ventures.

(2) Comvik International (Vietnam) AB ("CIV"), our 80%-owned subsidiary, together with Kinnevik (MIC's controlling shareholder) and Vietnam Mobile Services Co. have entered into a business cooperation contract to operate a national cellular GSM system in Vietnam ("Mobifone"). This agreement, which has a 10-year term from July 1, 1995, currently provides that CIV will be entitled to receive 50% of Mobifone's net revenues through June 2005. See "--Sanbao Telecom (ASIA)--Vietnam".

(3) Prior to May 1, 2001, our results of operations included our proportionate share of the results of our operation in El Salvador. As of May 1, 2001, due to a dispute with our local partners, we determined that proportional consolidation was no longer appropriate and we began accounting for our operation in El Salvador under the equity method. As of December 31, 2002, because the dispute was still ongoing and we no longer believed we exercised significant control over our operation in El Salvador, we recorded our investment as a long-term asset in the balance sheet. In September 2003, we resolved this dispute and, due to the irrevocable commitment of our local partners to sell their shares, we are deemed to have a 100% economic ownership in our operation in El Salvador and, accordingly, we account for our operation in El Salvador as a 100% owned subsidiary as from September 15, 2003. See "Operating and Financial Review and Prospects--Results of Operations".

Sanbao Telecom (Asia)

   Background

     Sanbao Telecom comprises our Asian cellular telephone operations with interests in six cellular operations in five markets: Vietnam, Pakistan (two operations), Cambodia, Sri Lanka and Lao People's Democratic Republic. Sanbao Telecom also operates an international gateway and a high-speed data business in Cambodia. Sanbao Telecom's license areas cover approximately 267 million people as of September 30, 2003. Tango is our regional brand name in all markets, except Vietnam.

   Vietnam

     We currently have an 80% equity interest in Comvik International (Vietnam) AB ("CIV"), which has entered into a business cooperation contract ("BCC") to operate a nationwide cellular GSM network in Vietnam known as Mobifone. The remaining 20% interest in CIV is held by our private business partner. Service commenced in July 1995 and covers all provinces, including the important cities of Hanoi, Ho Chi Minh City and Da Nang. Mobifone operates a digital network based upon the GSM standard. As of September 30, 2003, Mobifone's network consisted of 672 cell sites covering approximately 29.4% of the population.

     CIV, together with MIC's controlling shareholder Kinnevik and Vietnam Mobile Services Co. ("VMS"), a government-owned company, entered into the BCC in 1994. In May 1995, the Vietnamese State Committee gave final approval for this agreement, and a license to provide cellular service throughout the entire country was issued to VMS.

     The BCC has a 10-year term from July 1, 1995. The BCC provides for revenue sharing between CIV and VMS and sets forth certain obligations of the parties, including CIV's obligations to make certain investments in network infrastructure and to provide training and other services to Mobifone. The BCC provides for negotiation for extension commencing after eight years. We have proposed extending the BCC for a ten-year period. Although management currently expects the BCC to be extended, there can be no assurance that it will be extended on equivalent or satisfactory terms, or at all.

     The BCC originally provided that CIV would be entitled to receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the BCC received an amended investment license which increased CIV's contribution to the BCC by $15 million and provided for a 50:50 revenue sharing arrangement until June 2005. In 2001, the BCC received a further amended investment license which provided for a $100 million increase in network investment, of which CIV and VMS committed to contribute $50 million each. Of the $65 million additional contribution required by CIV under the amended investment licenses, $30.8 million had been made as of September 30, 2003. As a result of these amendments, CIV's minimum agreed contribution to the venture over the term of the license to June 2005 amounts to $192.8 million.

     Under the terms of the BCC, MIC does not exercise management control over Mobifone. Certain management decisions, such as the decision to make certain capital expenditures and other business policy decisions, are made by an advisory committee comprised of eight members (four of which are appointed by CIV and four of which are appointed by VMS). Although the advisory committee has in the past made decisions based on our recommendations, we cannot assure you that the advisory committee will make decisions based on our recommendations in the future or that it will act in a manner consistent with our interests. In addition, CIV and VMS must agree in writing to amend the BCC, sell all or substantially all of the business assets or terminate any business license. If a dispute occurs between us and VMS and we are unable to resolve it satisfactorily, our results of operations and financial condition would be adversely affected.

     Upon expiration of the BCC at the end of June 2005, legal title to all equipment will be transferred to VMS at the depreciated book value of those assets on such date, which will equal $1.

     Vietnam is a highly-regulated market. The Vietnamese Ministry of Posts and Telematics ("MPT"), which regulates telecommunications services in Vietnam, has recently issued a telecommunications ordinance outlining its regulatory policy. The MPT has introduced the concept of "significant market power" (i.e., greater than 30% market share) and is expected to adopt regulations which favor competition, including the regulation of end-user tariffs for operators with "significant market power" such as Mobifone. These regulations could have a negative effect on our results of operations. In addition, the MPT has recently adopted new interconnection rates which lowered rates for calls terminating in fixed and mobile networks as from July 1, 2003. Although the reduction in rates has adversely impacted Mobifone's revenues from interconnection charges, it has resulted in a corresponding decrease in interconnection costs and Mobifone's gross margins have improved since their adoption. Vietnam has a calling party pays system.

     Mobifone currently has one principal competitor in the cellular telephony market in Vietnam: VinaPhone, which launched GSM services in June 1996 and is wholly-owned by the government. According to EMC, as of September 30, 2003, Mobifone had the number two market position behind VinaPhone.

   Pakistan

     Pakistan is our largest market in terms of population. We have two distinct cellular operations in Pakistan, Pakcom Limited ("Pakcom") which we formed in 1990, and Paktel Limited ("Paktel"), which we acquired in November 2000. We manage these operations separately, addressing different market segments with different brands. We have consolidated our support and infrastructure functions to take advantage of available synergies. Following Paktel's receipt of a GSM license and the allocation of the necessary frequency, in the near term, we intend to drive growth in our cellular operations in Pakistan through Paktel. Subject to our agreement with the other shareholders, we expect to reduce our current ownership interest in Paktel and increase our current ownership interest in Pakcom to 70% in each.

     Pakistan--Pakcom

     We have a 61.3% equity interest in Pakcom. MIC's partners in Pakcom are Grand Canyon Corporation, Arfeen International and members of the Arfeen family, which together own 38.7% of the equity.

     In early 1990, Pakcom was granted a license to operate a cellular telephone network throughout Pakistan. In 1999, Pakcom received regulatory approval to operate digital services under its existing license. Pakcom's license expires in April 2005 and is renewable thereafter. The renewal process has commenced, and Pakcom is currently in discussions with the Pakistan Telecommunications Authority regarding the terms and conditions of such renewal. Pakcom pays a royalty to the Pakistan Telecommunications Authority at the rate of 1.5% of gross sales revenues (net of leased circuit and public switched telephone network charges paid to Pakistan Telecommunication Company Limited ("PTCL")), which is payable quarterly in arrears.

     Pakcom launched commercial service, providing analog services, in December 1990. Pakcom implemented the digitalization of its cellular network and launched TDMA services in Karachi in October 2000. As of September 30, 2003, Pakcom's network consisted of 191 cell sites, covering approximately 45% of the population.

     In December 2000, the government of Pakistan implemented calling party pays. End-user tariffs in Pakistan are subject to price caps set by the Pakistan Telecommunications Authority.

     Pakcom and Paktel currently have two other competitors in the cellular telephony market in Pakistan: Pakistan Mobile Communications (Private) Limited ("PMCL"); and Pakistan Telecommunications Mobile Limited ("PTML"), a subsidiary of PTCL. PMCL and PTML each operate a GSM network. According to EMC, as of September 30, 2003, Pakcom and Paktel had a combined number two market position behind PMCL. We expect additional market entrants in the future.

     In 2000, Pakcom was granted the frequencies required to launch high-speed cellular data services. Pakcom has entered into an agreement on an arm's-length basis with Telecard, an affiliate of one of Pakcom's individual shareholders, to allow Telecard to operate a mobile virtual network using these frequencies.

     Pakistan--Paktel

     We have a 98.9% equity interest in Paktel, which we acquired in November 2000.

     Paktel was granted a license in early 1990 to operate a cellular telephone network throughout Pakistan. In October 2002, Paktel was granted a modification to its license, allowing it to operate a GSM network. The Frequency Allocation Board has awarded Paktel the necessary frequency.

     Under the terms of the modification to its license, Paktel is required to submit to the Pakistan Telecommunications Authority a roll-out plan, subject to commercial and economic viability, for investment amounting to $150 million over a period of three years. Following the award of the necessary frequency in September 2003, Paktel expects to submit shortly a roll-out plan in accordance with those terms.

     Paktel's license expires in April 2005 and is renewable thereafter. The renewal process has commenced, and Paktel is currently in discussions with the Pakistan Telecommunications Authority regarding the terms and conditions of such renewal. Paktel pays a royalty to the Pakistan Telecommunications Authority at the rate of 1.5% of gross sales revenues (net of leased circuit and public switched telephone network charges paid to PTCL), which is payable quarterly in arrears.

     Paktel launched commercial service in 1990. In April 2001, Paktel commenced offering prepaid services under the brand name Tango. As of September 30, 2003, Paktel's network consisted of 85 cell sites, covering approximately 45% of the population. Paktel expects to build out a GSM network and to introduce GSM services in the first half of 2004.

   Cambodia

     We have a 58.4% equity interest in CamGSM Company Limited ("CamGSM"). The remaining 41.6% of CamGSM is owned by a Cambodian company and a private business partner.

     On April 20, 1996, CamGSM was awarded a 25-year license to operate a nationwide GSM cellular network, the first such license granted in that country. The annual license fee payable to the Ministry of Posts & Telecommunications of Cambodia for the years 1999 to 2001 was 10% of gross revenue, net of interconnection and certain other charges. This fee increased to 15% from 2002 onwards.

     The operation commenced commercial service in Phnom Penh in March 1997, and coverage has been expanded significantly to cover five regional capitals as well as all provinces and major towns. We are the only operator with coverage in all provinces and major towns.

     CamGSM's network is based upon the GSM standard. As of September 30, 2003, CamGSM's network consisted of 135 cell sites covering approximately 19.4% of the population.

     Cambodia has a calling party pays system.

     CamGSM currently has two principal competitors in the cellular telephony market in Cambodia, each of which operates a GSM network: Shinawatra; and CaSaCom, a joint venture between Samart and Telecom Malaysia. According to EMC, as of September 30, 2003, CamGSM had the number one market position.

     In addition to our cellular telephony operation, since November 2000, we also operate an international gateway in Cambodia, under the name Royal Telecam International Limited ("Telecam"), facilitating both incoming and outgoing international traffic. The license is for 25 years from November 2000, subject to renewal for an additional five-year period. MIC owns 57% of Telecam with the remaining 43% owned by a Cambodian company and a private business partner. The license fee is 51% of gross revenues, net of interconnection and accounting/settlement rates.

     Since January 2001, we have also provided cellular broadband services in certain cities in Cambodia and, through a joint venture with the Cambodian Ministry of Information, broadcast-to-air UHF television services.

   Sri Lanka

     We have a 99.99% equity interest in Celltel Lanka (Private) Limited ("Celltel"). The remaining equity interest in Celltel is held by four local individuals.

     Celltel has a license to operate a cellular telephone network, which expires in 2008, covering the entire country. This license was a renewal of Celltel's initial license that was granted in 1988 and expired in 1995. An annual license fee is payable to the Telecommunications Regulatory Commission of Sri Lanka ("TRCSL").

     Celltel operates an analog network and a digital network and in 2000 launched GSM services. The present network covers almost all the major towns in Sri Lanka, including the Greater Colombo area, Kandy, Galle, Kurunegala and Nuwara Eliya. As of September 30, 2003, Celltel's network consisted of 131 cell sites, covering approximately 46% of the population.

     Sri Lanka currently has a mobile party pays system and is expected to adopt a calling party pays system in early 2004.

     Celltel currently has three competitors in the cellular telephony market in Sri Lanka: MTN Networks, which operates a GSM network and in which Telekom Malaysia is a shareholder; Mobitel, which operates an analog network and in which Sri Lanka Telecom is a shareholder; and Lanka Cellular, which operates both an analog and a GSM network and in which Hutchison Whampoa is a shareholder. Mobitel is expected to launch a GSM network in late 2003. According to EMC, as of September 30, 2003, Celltel had the number two market position behind MTN Networks.

     Pursuant to arrangements with the Board of Investment, Celltel has had a tax-free holiday since 1998, during which period it has been exempt from corporate tax. Under the present arrangement, Celltel's tax-free holiday expires in 2008. Celltel has the option of applying for a further five-year extension of the tax-free holiday.

     In addition to our cellular telephony operation, since early 2003, we have also operated an international gateway in Sri Lanka, facilitating both incoming and outgoing international traffic. The license is for 10 years from 2003.

   Lao People's Democratic Republic

     We have a 78% equity interest in our most recent start-up, Millicom Lao Co. Ltd. ("Millicom Lao"), a joint venture to provide cellular telephone service in Lao People's Democratic Republic ("Laos"). The Laotian Ministry of Communications, Transports, Posts and Construction ("MCTPC") owns the remaining 22%.

     In January 2002, we were awarded a 20-year license to operate in Laos. The annual license fee is $100,000 per year plus 2% of net airtime revenues. The joint venture commenced operations in April 2003 and offers only prepaid services.

     Millicom Lao operates a digital network based upon the GSM standard, with coverage in three major cities, including the capital city. Millicom Lao is currently in the process of rolling out its network to other main urban centers. As of September 30, 2003, the Millicom Lao's network consisted of 21 cell sites covering approximately 6.7% of the population.

     Laos has a calling party pays system.

     We compete with three other GSM operators in Laos: Laos Telecommunications Company, a joint venture between Shinawatra and the government of Laos; and ETL, which is wholly-owned by the government of Laos. In addition, a virtual mobile network operator, LAT, offers services using ETL's network. According to EMC, as of September 30, 2003, our Laos joint venture had the number two market position behind Laos Telecommunications Company.

MIC Latin America

   Background

     MIC Latin America consists of MIC's cellular operations in Guatemala, Honduras, El Salvador, Bolivia and Paraguay. MIC Latin America's licenses cover approximately 40.6 million people as of September 30, 2003.

   Guatemala

     We have a 55% equity interest in Comunicaciones Celulares S.A. ("Comcel Guatemala"). Comcel Guatemala's other stockholders are Miffin Associates Corp., owning 35%, and Arkade International Inc., owning 10%.

     From January 1990, Comcel Guatemala had a concession to operate a cellular telephone network, and in March 2003 it purchased a license for a period of 15 years ending 2018, which is renewable thereafter. Comcel Guatemala also has a license to offer international long-distance services.

     Comcel Guatemala launched commercial service in October 1990. The cellular telephone network currently covers most of the country. Comcel Guatemala operates both an analog network and a digital network, which is based on the TDMA standard. As of September 30, 2003, Comcel Guatemala's network consisted of 264 cell sites. Comcel Guatemala plans to migrate to GSM in 2004.

     To date, Guatemala has not implemented a calling party pays system. Comcel Guatemala has entered into interconnection arrangements with Telgua, the former PTT, and with the other 18 operators. The interconnection charges are subject to adjustment by mutual agreements between the parties.

     Comcel Guatemala currently has three competitors in the cellular telephony market in Guatemala: Sercom, which operates a GSM network and a digital network based on the CDMA standard and is controlled by America Movil; Consultora de Inversiones BSC Comunicaciones y Cia, which operates a digital network based on the CDMA standard and in which BellSouth is a shareholder; and Telefonica Centroamerica Guatemala, which operates a digital network based on the CDMA standard and is wholly-owned by Telefonica Moviles. During the first quarter of 2003, two new licenses were granted to potential entrants, including a license to operate a network in the GSM 900 Mhz frequency band. The licenses allow the purchaser to provide cellular services nationwide. Neither of the operators who were recently awarded licenses have commenced operations. According to EMC, as of September 30, 2003, Comcel Guatemala had the number two market position behind Sercom.

   Honduras

     Pursuant to a shareholders' agreement, we have a 50% economic interest in Telefonica Celular S.A. ("Celtel"). The other stockholders are Motorola Inc. and Proempres Panama S.A.

     In 1996 Celtel was awarded a 10-year cellular license for the Republic of Honduras. Celtel paid a license fee of $5.1 million to the Honduran government for the license. The license has since been extended until 2021, subject to the payment of a fee in 2006, which we expect will be nominal. MIC cannot guarantee that this fee will be on terms acceptable to us.

     The operation commenced commercial service in September 1996. Celtel operates both an analog network and a digital network, which is based on the CDMA standard. As of September 30, 2003, Celtel's network consisted of 93 cell sites, covering approximately 49.2% of the population.

     Honduras has a calling party pays system.

     There is currently no other cellular operator in Honduras. A new entrant is expected to launch a GSM network in 2003 in urban areas. In addition, a third operator may enter the market in 2006, subject to the award of a license by the Honduran government.

   El Salvador

     We have a 70% equity interest in Telemovil El Salvador S.A. ("Telemovil"). MIC has two partners in Telemovil who hold a 15% equity interest each. We have agreed to a schedule with our partners in El Salvador to increase our equity interest from 70% to 100% over a maximum of the next six years under an agreement that contains restrictions on dividends and distributions by Telemovil during that period. See "Operating and Financial Review and Prospects--Results of Operations".

     Telemovil's license contract was signed in September 1991 for a 15-year period. The license is automatically renewable for successive five-year periods after the initial 15-year period in the absence of default by Telemovil under the license conditions.

     Telemovil currently operates a digital network based on the TDMA standard. As of September 30, 2003, Telemovil's network consisted of 169 cell sites covering approximately 90% of the population. We intend to migrate to the GSM standard in 2004.

     El Salvador has a calling party pays system.

     Telemovil currently has three competitors in the cellular telephony market in El Salvador: Telefonica Moviles El Salvador, which operates a digital network based on the CDMA standard and is controlled by Telefonica Moviles; CTE Telecom Personal, which operates a GSM network and in which America Movil recently acquired a majority stake; and Digicel. In addition, another license has been granted to a potential entrant. According to EMC, as of September 30, 2003, Telemovil had the number one market position.

   Bolivia

     We have a 100% equity interest in Telecel, which has a license to operate a nationwide cellular telephone network. The license is valid until November 2015. Although the license was initially awarded to cover only La Paz, in May 1997, Telecel received an extension of the license to cover the entire country. The license establishes a "price cap" mechanism for interconnection charges and services between telecommunications operators and provides for charges on the use of frequencies. Telecel pays a concession fee for access to the fixed-line network equal to 1% of the monthly net recurring subscriber revenue generated from the three main cities of La Paz, Cochabamba and Santa Cruz and a regulatory fee to the telecommunications regulatory authority equal to 1% of the total monthly gross recurring revenue.

     Telecel currently operates both an analog network and a digital network, which is based on the TDMA standard. Telecel's coverage includes eight of the nine districts in the country, including La Paz, Santa Cruz (including Puerto Suarez), Cochabamba, Sucre, Beni, Potosi, Taraija and Oruro. As of September 30, 2003, Telecel's network consisted of 187 cell sites, covering approximately 59.6% of the population.

     Bolivia has a calling party pays system.

     Telecel currently has two principal competitors in the cellular telephone market in Bolivia: Movil de Entel, the mobile subsidiary of Entel, the Bolivian telecommunications, which is a joint venture between Telecom Italia and the Bolivian government; and NuevaTel, a joint venture between Western Cellular and a local telephone company. Movil de Entel began providing cellular service in the last quarter of 1996. It currently operates a GSM network as well as a TDMA network. In 2000, NuevaTel won a license for GSM services which it commenced providing in 2001. According to EMC, as of September 30, 2003, Telecel had the number two market position behind Movil de Entel.

     In November 2001, Bolivia deregulated its long-distance market, and Telecel signed a 40-year concession to provide long-distance services throughout the country. In February 2002, Telecel began offering both national and international long-distance services. The long-distance license imposes certain network coverage requirements and is subject to a regulatory fee of 1% of monthly gross revenue.

     Telecel is currently in breach of certain financial covenants under its financing agreements. To date, Telecel has made all installment repayments due under these financing agreements, and it expects to make the installment payments due in December 2003. Telecel has entered into a standstill agreement with each of the lenders under these facilities. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Operational Financing".

   Paraguay

     We have a 96% equity interest in Telefonica Celular del Paraguay S.A. ("Telecel Paraguay"), and one local partner owns the remaining 4%.

     In July 1991, Telecel Paraguay was awarded a license to build, maintain and operate a cellular telephone network. The license now covers the entire country. Telecel Paraguay's license was originally for a 10-year period ending in 2001. In December 2000, the license was renewed for a further five years, expiring in September 2006, and it is renewable for successive 5-year periods subject to Telecel Paraguay's commitment to further investments. Telecel Paraguay will launch GSM service in 2004. The license has no limitations on technology, and therefore implementing a GSM network requires no regulatory approval. In December 1997, Telecel Paraguay was also awarded a license for digital PCS, which covers the whole of Paraguay. The license was renewed in January 2003 for a period ending November 2007.

     Telecel Paraguay currently operates both an analog network and a digital network, which is based on the TDMA standard. As of September 30, 2003, Telecel Paraguay's network consisted of 240 cell sites covering approximately 60% of the population.

     Paraguay has a free market in term of prices for telecommunications services to end users. Only changes in charges for interconnection to the PTT included in license arrangements and interconnection among cellular operators are subject to prior approval from the telecommunications authority. The license arrangements include interconnection facilities to the wire-line network at standard charges. The regulator is currently reviewing mobile interconnection rates and a reduction is expected beginning in 2005. Telecel Paraguay expects that the impact on its pricing advantage for in-network calls will be balanced by an increase in market volumes and penetration levels in the rural areas.

     Telecel Paraguay currently has three competitors in the cellular telephony market in Paraguay: Nucleo, which operates a digital network in the TDMA standard and in which Telecom Argentina is a shareholder; Hola Paraguay, which operates a GSM network; and HT Paraguay, which operates a GSM network and in which Hutchison Whampoa is a shareholder. Nucleo is planning a GSM migration in 2004. According to EMC, as at September 30, 2003, Telecel Paraguay had the number one market position. Two new licenses have been issued but the licensees have not yet commenced operations. Telecel Paraguay does not expect these licenses to become operational due to the high level of competition in the market and the limited profitability levels for new entrants.

     Telecel Paraguay also provides broadband and dial-up Internet services in Paraguay under the brand "Telesurf". As at September 30, 2003, Telesurf was one of the leading Internet service providers in Paraguay in terms of subscribers. In addition, since May 2000, we have provided data transmission services in Paraguay.

MIC Africa

   Background

     MIC Africa consists of MIC's cellular operations in Senegal, Tanzania, Ghana, Mauritius and Sierra Leone. MIC Africa's licenses cover approximately
74.8 million people as of September 30, 2003.

   Senegal

     We have a 75% equity interest in SentelGSM. The remaining 25% of SentelGSM is owned by a local businessman.

     In July 1998, SentelGSM was awarded a GSM license for The Republic of Senegal. The license, awarded for a period of 20 years, is renewable every five years thereafter. The license required no initial payment; however, there is an annual administrative fee of approximately $100,000 in addition to a $16,000 annual fee for used channel frequency.

     The venture commenced operations in April 1999 and currently only offers a prepaid product.

     SentelGSM operates a digital network based upon the GSM standard. As of September 30, 2003, SentelGSM's network consisted of 55 cell sites covering approximately 60% of the population.

     Senegal has a calling party pays system.

     SentelGSM currently has only one other competitor in the cellular telephony market in Senegal, Sonatel-Mobiles, which is operated by Sonatel Mobile, a branch of Sonatel, the local privatized PTT and in which France Telecom is a shareholder. Sonatel-Mobiles operates a GSM network. According to EMC, as of September 30, 2003 SentelGSM had the number two market position. A third license is in the process of being granted.

   Tanzania

     We have a 57% equity interest in MIC Tanzania Limited ("MIC Tanzania"). Our joint venture partners are Ultimate Communications Ltd., a private Tanzanian company, and a government entity.

     MIC Tanzania acquired a 15-year license in November 1993, which expires in 2008, to operate a cellular telephone network in the United Republic of Tanzania. MIC Tanzania currently pays a royalty of 1% of airtime revenue (reduced from 5% in 2002) and cellular frequency fees based on the allocated number of frequencies, which are dependent upon the number of cell sites. The license was re-issued in 2001 with additional frequency ranges.

     Analog cellular service became operational in September 1994, and in September 2000 MIC Tanzania launched its GSM network. MIC Tanzania operates both an analog network and a digital network, which is based upon the GSM standard. As of September 30, 2003, MIC Tanzania's network consisted of 122 cell sites, covering approximately 10% of the population. MIC Tanzania currently provides coverage to all major urban areas and a substantial number of rural areas and Zanzibar. MIC Tanzania plans to add eight new coverage sites and increase capacity in main regional centers.

     Tanzania has a calling party pays system.

     MIC Tanzania currently has two principal competitors in the cellular telephony market in Tanzania: Vodacom Tanzania which operates a GSM network; and Celtel Tanzania, which also operates a GSM network and is a subsidiary of TTCL, the privatized former PTT. In 1999 and 2000, three new licenses were issued, of which one, Zanzibar Telecom, commenced operations on the island of Zanzibar in 1999. In 2000, Vodacom Tanzania commenced operations and has rapidly built-out its network to provide coverage in most of the areas covered by MIC Tanzania. According to EMC, as of September 30, 2003, MIC Tanzania had the number three market position behind Vodacom Tanzania and Celtel Tanzania.

     MIC Tanzania has recently won a claim against TTCL in the amount of $13,000,000 for interconnection charges accrued but not paid prior to the privatization. As of September 30, 2003, MIC has received $900,000 of this amount. Although we continue to be in discussions regarding payment of the remaining amount owed to us, we cannot assure you that we will recover the full amount.

   Ghana

     We currently have a 100% equity interest in Millicom (Ghana) Ltd., having increased our shareholding from 70% to 100% in mid-2002. We granted an option to the former shareholder from whom it acquired this 30% equity stake to repurchase his shares. The option may be exercised from June 2002 to June 2007 at an exercise price equal to the price at which the shares were sold to us.

     Millicom (Ghana) Ltd, operating under the trade name "Mobitel", currently has a license to operate analog cellular services throughout Ghana. In addition, in 2002 Mobitel obtained a license to operate GSM cellular services throughout the country. The government of Ghana and the country's telecommunications operators are currently in discussions regarding the issuance of new licenses to replace existing ones. We expect the new license to have a term of 15 to 25 years, subject to renewal. Although MIC also expects the licenses to have substantially similar terms to our existing license, we cannot guarantee that the replacement license will be awarded on terms acceptable to us. Additionally, in 2001 we paid a frequency charge that was determined retrospectively.

     Mobitel commenced operations in May 1992, providing analog cellular services, and in June 2002 successfully launched its GSM network.

     Mobitel operates both an analog network and a GSM network, consisting of 65 cell sites, covering approximately 28% of the population.

     A new interconnection agreement entered into with Ghana Telecom provides that, as from October 1, 2003, the parties will pay interconnection rates that are pegged to the U.S. dollar. As a result, revenues from interconnection and interconnection costs are expected to increase.

     Mobitel currently has three competitors in the cellular telephony market in Ghana: Ghana Telecom, which operates a GSM network; Scancom Ltd., which also operates a GSM network; and Celltel, which operates an analog network. According to EMC, as of September 30, 2003, Mobitel had the number three market position behind Scancom Ltd and Ghana Telecom.

   Mauritius

     We have a 50% equity interest in Emtel Limited ("Emtel"). A local partner, Currimjee Jeewanjee & Co. Ltd., owns the remaining 50% of the share capital.

     In 1989, Emtel was granted a license, which allows it to operate a cellular telephone system covering the entire island. The license was renewed in 1998 and expires in November 2014.

     Emtel commenced operations in May 1989, providing analog cellular services, and in November 1999 launched GSM services.

     Emtel operates a digital network based upon the GSM standard. As of September 30, 2003, Emtel's network consisted of 75 cell sites covering approximately 98% of the population.

     Emtel pays interconnection charges to Mauritius Telecom and license fees to the regulatory authority, the Information and Communications Technologies Authority ("ICTA"). Emtel's pricing structure is subject to the ICTA's prior approval.

     Mauritius has a mobile party pays system.

     Emtel currently has only one other competitor in the cellular telephony market in Mauritius, Cellplus Mobile Communications, a government-owned telecommunications company which commenced operations during 1996 and currently operates a GSM network. According to EMC, as of September 30, 2003, Emtel had the number two market position.

   Sierra Leone

     We have a 70% equity interest in Millicom Sierra Leone Limited ("MSL") with the remaining 30% owned by a number of investors.

     In August 2000, MSL acquired a nationwide license to provide GSM cellular telephony in Sierra Leone. The license expires in August 2015.

     MSL commenced operations in late May 2001 and currently operates a prepaid service in all major provinces.

     MSL operates a digital network based upon the GSM standard. As of September 30, 2003, MSL's network consisted of 8 cell sites covering approximately 10% of the population. MSL initially rolled out its operation in Freetown, the capital, with a population of 1.5 million people.

     MSL currently has only one other competitor in the cellular telephony market in Sierra Leone, Celtel Sierra Leone. According to EMC, as of September 30, 2003, MSL had the number two market position.

Other Investments

   Tele2 AB

     Tele2 AB is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services. In August 2003, Millicom Telecommunications, our wholly-owned subsidiary through which we hold our interest in Tele2 AB, issued Mandatorily Exchangeable Notes which are exchangeable on or before August 7, 2006 into substantially all of our shares of Tele2 AB. For a more detailed description of the offering and the terms of the Mandatorily Exchangeable Notes and the related securities lending arrangement entered into in connection with the offering of the Mandatorily Exchangeable Notes, see "Description of Certain Indebtedness--Millicom Telecommunications S.A.'s Mandatorily Exchangeable Notes".

   Argentina

     In 1997, MIC obtained a license to provide fixed wireless data, Internet access and fixed telephony services in Argentina. Millicom Argentina SA ("Millicom Argentina"), in which MIC has a 65% equity interest, launched services in May 2000. The license covers the six largest cities in Argentina, covering approximately 90% of the urban population. Millicom Argentina is focused on providing Internet access and communications for bandwidth intensive applications such as high-speed data transmission and Internet access to small-, medium- and large-sized businesses and home office workers. We have announced our intention to exit this business.

   Peru

     In July 2000, MIC was awarded a license to provide fixed wireless data, Internet access and fixed telephony services in Peru. The license covers the main nine cities and is valid for a 20-year period with renewal for a similar period. The frequency award is one of three license awards of this type in Peru. MIC is focused on providing Internet access and communications for bandwidth intensive applications such as high-speed data transmission and Internet access to businesses and home office workers. Services were launched in January 2001 in Lima and now cover Chiclayo and Trujillo.

     In May 2002, MIC entered into a concession agreement with the Peruvian government, allowing it to provide long-distance (domestic and international) carrier services. The concession area comprises the states of Ancash, Arequipa, Ica, La Libertad, Lambbayeque, Lima and the constitutional province of Callao as well as signals abroad. The concession agreement is for a term of 20 years with renewal for a similar period or partial renewals for five years, not to exceed 20 years.

     We have announced our intention to exit these businesses.

   Other licenses

     MIC has been actively pursuing further licenses in countries where it has existing cellular networks and strong brand recognition. A fixed wireless license has also been awarded in Venezuela. We do not intend to commence providing services in Venezuela.

Property, Plant and Equipment

     We and our operating companies own, or control through long-term leases or licenses, properties consisting of plant and equipment used to provide cellular telephone services. In addition, we and our operating companies own, or control through leases, properties used as administrative office buildings and other facilities. These properties include land, interior office space and space on existing structures of various types used to support equipment used to provide cellular telephone services. The leased properties are owned by private and municipal entities.

     Plant and equipment used to provide cellular telephone services consist of:

o    switching, transmissions and receiving equipment;

o connecting lines (cables, wires, poles and other support structures, conduits and similar items);

o    land and buildings;

o    easements; and

o other miscellaneous properties (work equipment, furniture and plants under construction).

     MIC's principal executive offices are located in Bertrange, the Grand Duchy of Luxembourg, where it leases approximately 448 square meters. The lease is automatically renewable from year to year unless terminated by MIC or the lessor upon six months advance written notice. The current annual rental is approximately $167,000. MIC believes its principal executive offices are suitable and adequate for its operations.

Insurance

     We and our operations maintain the types and amounts of insurance customary in the industries and countries in which we and our operations operate, including coverage for employee-related accidents and injuries and property damage. We consider our insurance coverage and that of our operations to be adequate both as to risks and amounts for the business conducted by us and our operating companies.

Employees

     On a proportional basis, as at September 30, 2003, MIC had 1,522 employees, of which 508 were employed in Asia, 661 in Latin America, 345 in Africa and 8 in Europe. On a proportional basis, MIC employed an average of 2,080 employees for the year ended December 31, 2002 (2001: 3,032; 2000:
3,515). Of these, in 2002, 680 were employed in Asia, 981 in Latin America, 325 in Africa, 89 in Europe and 5 in the United States.

Legal Proceedings

     We are currently party to litigation relating to certain operations, but in management's opinion these will not have a material negative impact on our financial position or operations.

                                   Management

Board of Directors

   Directors

     MIC's directors are as follows:

                                                   Year     Date of Expiration
Name                               Position     Appointed         of Term
-------------------------------    --------     ---------   ------------------

E. Hakan Ledin.................    Chairman        1990         May 2004
Vigo Carlund...................    Member          2002         May 2004
Ernest Cravatte................    Member          2003         May 2004
Lars-Johan Jarnheimer..........    Member          2001         May 2004
Daniel Johannesson.............    Member          2003         May 2004
Raymond Kirsch.................    Member          1994         May 2004
Michel Massart.................    Member          2003         May 2004
Cristina Stenbeck..............    Member          2003         May 2004

     E. Hakan Ledin, age 66, Chairman, was President of Millicom International Holdings Limited, a subsidiary of Mil-Inc, from 1987 until December 1990, when Millicom International Holdings Limited became part of MIC and Mr. Ledin became an Executive Vice President of MIC. He became Vice Chairman in May 1995 and was appointed Chairman in August 2002. Previously, he was Group Executive Vice President and a director of Telefonaktiebolaget LM Ericsson as well as Chairman and President of Ericsson Inc. He became a director of MIC in May 1991. Mr. Ledin is also Vice Chairman of Tele2 AB.

     Vigo Carlund, age 57, non-executive member, has worked for the Kinnevik Group since 1968. In 1997 he became Vice President of Industriforvaltnings AB Kinnevik and took over as President in May 1999. He is also Chairman of Transcom WorldWide S.A. and Korsnas AB. He was appointed to the Board of MIC in 2002 and is also a director of Tele2 AB and Viking Telecom AB.

     Ernest Cravatte, age 54, non-executive member, is a practicing lawyer in Luxembourg and a former member of the Executive Management of Banque Generale du Luxembourg. He has also held positions on various banking supervisory committees.

     Lars-Johan Jarnheimer, age 43, non-executive member, was appointed to the Board in May 2001. He has been President and CEO of Tele2 AB since March 1999, and previously was Vice President of Industriforvaltnings AB Kinnevik and President of Investment AB Kinnevik.

     Daniel Johannesson, age 60, has held a number of executive positions at major Swedish companies including Senior Executive of the construction company Skanska, where he was responsible for their telecommunications and facilities management interests, and Chief Executive Officer of Industriforvaltnings AB Kinnevik and national railway operator, SJ.

     Raymond Kirsch, age 61, non-executive member, is the President and Chief Executive Officer of Banque et Caisse d'Epargne de L'Etat Luxembourg. He became a director of MIC in May 1994.

     Michel Massart, age 52, non-executive member, was appointed to the Board in May 2003. Up to June 2002, he was a Partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997, and was a former member of the Board of the Institute of Statutory Auditors. He is currently a professor at Solvay Business School in Brussels, Belgium.

     Cristina Stenbeck, age 26, is Vice Chairman of the Board of Directors of Industriforvaltnings AB Kinnevik, Invik & Co. and Metro International, and a member of the Board of Directors of Modern Times Group, Tele2 AB and Transcom WorldWide S.A.

   Board Practices

     Directors' Service Agreements. None of MIC's directors has entered into service agreements with MIC or its subsidiaries providing for benefits upon termination of employment.

     Audit Committee. MIC's directors have established an Audit Committee that convenes at least twice a year, comprising Mr. Michel Massart, Mr. Ernest Cravatte and Mr. Raymond Kirsch, each of whom are directors of MIC. This committee has responsibility for planning and reviewing MIC's annual and quarterly reports and accounts and the involvement of MIC's auditors in that process, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving MIC's annual and quarterly reports and accounts remains with MIC's directors.

     Remuneration Committee. MIC's directors have established a Remuneration Committee comprised of Mr. Marc Beuls, MIC's Chief Executive Officer, and Mr.
E. Hakan Ledin, MIC's Chairman. This committee reviews and makes recommendations to MIC's directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

Senior Management

Name                                                     Position
------------------------------------    -------------------------------------
Marc Beuls..........................    President and Chief Executive Officer
Mikael Grahne.......................    Chief Operating Officer
John Ratcliffe......................    Chief Financial Controller
Won-Suck Song.......................    Executive Vice President--Operations
Judy Tan............................    Chief of Finance--Global Operations


     Marc Beuls, age 46, President and Chief Executive Officer, was promoted to his current position in January 1998 from his position as Senior Vice President Finance. Mr. Beuls joined MIC in March 1992. Prior to joining MIC he held several positions with Generale Banque Belgium, both as branch manager and senior trade finance manager for emerging markets. Mr. Beuls is also a non-executive director of Tele2 AB.

     Mikael Grahne, age 50, joined MIC in February 2002, having previously been President of Seagram Latin America. Prior to this he held various senior management positions at PepsiCo and at Procter & Gamble. Mr. Grahne has an MBA from the Swedish School of Economics in Helsinki.

     John Ratcliffe, age 40, joined MIC as Group Financial Controller in January 1998, having previously worked at United News & Media Plc. He was appointed to his present position in November 2002. He qualified as a Chartered Accountant with Hayes Allan in London, having obtained a mathematics and business management degree from London University.

     Won-Suck Song, age 36, was appointed to his current position in October 2002. He started his career with the Kinnevik Group in 1997, where he held the position of Chief Operating Officer of Metro International before being transferred in June 2001 to Tele2 AB as Executive Vice President.

     Judy Tan, age 32, joined MIC in 1998 with responsibility for the Asian operations. She was appointed to her current position in November 2002 with responsibility for all operating ventures. She qualified as a Certified Public accountant with PricewaterhouseCoopers, Singapore and has an MBA from Imperial College, London.

Compensation

     The aggregate amount of compensation paid by MIC and its subsidiaries during 2002 was $1,711,000 to the directors of MIC and $961,000 to the executive officers and senior management. In addition, options to purchase 66,666 shares of MIC common stock, with a par value of $6 each, were issued to directors. These options are exercisable in tranches for an indefinite period after one year from the date of issuance at a price of $15 each. Also, options to purchase 47,333 shares of MIC common stock, with a par value of $6 each, were issued to senior management of MIC. These options are exercisable in tranches, with a maximum exercise period of six years, after three years from the date of issuance at a price of $15 each.

     During 2002, no amounts were set aside as accrued by MIC to provide pension, retirement or other similar benefits to its directors and officers.

   Options

     The following options to purchase shares of MIC common stock with a par value of $6 each, issued to directors, officers and employees of MIC were outstanding as of September 30, 2003.

                                                Number of
Date issued                                      options        Exercise price              Terms of option
------------------------------------------      ----------      --------------     ---------------------------------
May 1994, 1995, 1996, 1997, 1998, January         652,491       $15.00-$146.625    Exercisable in tranches, for an
   1998, August 1999, May 2000, December                                           indefinite period, after one
   2001 and 2002                                                                   year from the date of issuance

May 1994, 1995, 1996, 1997, 1998, 2000,           313,399        $15.00-$127.50    Exercisable in tranches,
   August 1996, November 1996, March                                               with a maximum exercise
   1997, August 1999, May 2000, June                                               period of six years, after
   2000, December 2001 and 2002                                                    three years from the date of
                                                                                   issuance

May 2003                                          144,352                $13.28    Exercisable in tranches,
                                                                                   with a maximum exercise
                                                                                   period of six years, after
                                                                                   one year from the date of
                                                                                   issuance
                                                ---------
Balance as of September 30, 2003                1,110,242
                                                ---------

     Of the above options, 515,710 were exercisable at September 30, 2003. During the nine months ended September 30, 2003, no options were exercised. At December 31, 2002, 489,051 (2001: 514,092; 2000: 390,072) were exercisable. No options were exercised during 2002 (2001: 111; 2000: 54,685), and 426,534 (2001:
103,977; 2000: 115,056) options, with an exercise price of between $36.00 and $143.625 were forfeited.

     Included above are 652,491 options to purchase shares of MIC common stock, with a par value of $6 each, which are held by directors of the Company as a group.

     In February 2003, an Extraordinary General Meeting of MIC passed a resolution approving a reverse share split whereby three existing shares with a par value of $2 each would be exchanged for one new share with a par value of $6 each. The number and exercise price of options referred to for periods prior to such date above have been restated to reflect the reverse share split.

Share Ownership of Directors and Officers

     The following table sets forth, as at September 30, 2003, the total amount of MIC common stock, with a par value of $6 each, beneficially owned by the directors and other executive officers and senior management of MIC, and the percentage of the MIC common stock represented by such MIC common stock.

                                                                                                         Percent of
Title of Class                                            Identity of Person or Group   Amount Owned       Class
------------------------------------------------------    ---------------------------   ------------     ----------
Common Stock..........................................    Directors(1)                   1,538,744           9.4%
Common Stock..........................................    Senior management                 51,286           0.3%

------------------
(1) This includes 1,283,235 shares owned by The 1980 Stenbeck Trust and 105,110 shares owned by The 1985 Stenbeck Trust.

                             Principal Shareholders

     The following table sets forth certain information known to MIC as of September 30, 2003, unless otherwise indicated, with respect to beneficial ownership of MIC common stock, with a par value of $6 each, by: (i) each person who beneficially owns more than 5% of the MIC common stock; and (ii) all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. The holders listed below have the same voting rights as the holders of MIC common stock. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of stock options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. MIC is deemed to be controlled by Kinnevik B.V. by virtue of their beneficial ownership of 36.4% of MIC's outstanding common stock.

Identity of Person or Group                                                        Amount owned    Percent of Class
-----------------------------------------------------------------------------      ------------    ----------------
Kinnevik B.V.(1).............................................................        6,061,650            36.4%
Genesis Asset Managers International Limited(2)..............................        1,125,011             6.9%
Barry R. Feirstein(3)........................................................          833,333(6)          5.1%
T. Rowe Price Associates Inc.(4).............................................          927,600(6)          5.6%
All MIC directors and officers as a group(5).................................        1,974,057            11.8%

------------------
(1) Kinnevik B.V. is a wholly-owned subsidiary of Kinnevik. Includes 547,881 shares of MIC common stock held by Kinnevik International AB, a subsidiary of Kinnevik. Also includes 217,860 shares of MIC common stock receivable upon conversion of $2,342,000 in aggregate principal amount of 2% Senior Convertible PIK Notes held by Kinnevik as at September 30, 2003. Of the 6,061,650 shares, Kinnevik has pledged 1,416,667 against various borrowings.

(2) As of February 21, 2003, based on information filed with the SEC, pursuant to Schedule 13G, jointly with Genesis Asset Managers International Limited.

(3) As of December 6, 2002, based on information filed with the SEC, pursuant to Schedule 13G.

(4) T. Rowe Price Associates Inc. has sole voting power over 123,900 shares, as adjusted to reflect the reverse share split in February 2003. The number of shares held is based on information filed with the SEC, pursuant to Schedule 13G, as at February 5, 2003.

(5) Includes 384,027 shares of MIC common stock that may be acquired upon the exercise of MIC stock options that are currently exercisable. Also includes 1,283,235 shares of MIC common stock owned by The 1980 Stenbeck Trust and 105,110 shares of MIC common stock owned by The 1985 Stenbeck Trust.

(6)  Adjusted to reflect the reverse share split in February 2003.

     On December 15, 2003, Kinnevik announced that it had purchased $10,863,000 in aggregate principal amount of 2% Senior Convertible PIK Notes, which are convertible into an aggregate of 1,010,512 shares of MIC common stock. As at that date, Kinnevik held an aggregate of $13,205,000 in principal amount of 2% Senior Convertible PIK Notes, which are convertible into an aggregate of 1,228,372 shares of MIC common stock. Consequently, as of the date of this report, Kinnevik beneficially owns approximately 40.1% of MIC's outstanding common stock, calculated as set forth above.

              Certain Relationships and Related Party Transactions

     In the past, MIC allowed its senior management to participate in its joint venture companies. In the future, management participation in our business will only be through options granted to acquire MIC common stock. See also "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Investments".

Related Party Transactions

     On December 31, 1995, MIC acquired 17.7% of Mach from Kinnevik. The consideration, which was to have a minimum present value of $5,000,000 at December 31, 1995, consisted of (i) an initial payment of $1,000,000 plus interest, at the prevailing market rate, for the month of January 1996, (ii) seven additional payments for each of the financial years 1996 to 2002, calculated as 17.7% of Mach's pre-tax profit for the relevant year and payable in April of the following year, and (iii) a final payment payable in April 2003, calculated as the higher of (a) the sum of the seven additional payments multiplied by a factor of 1.3 minus the initial payment or (b) the amount required to make the present value of all payments at December 31, 1995 equal to $5,000,000. The final payment was made in common stock of MIC using a pre-stock split share price of $30.50 per share through the issuance of 44,357 shares from treasury stock. An amount of $3,958,000 (2001: $7,042,000), equal to the estimated remaining purchase payment for this transaction based on the results of Mach to date, is included in the balance sheet as of December 31, 2002 under the heading "Amounts due to shareholders". In 1996, the remaining 2.7% of Mach was purchased from the remaining unrelated shareholder giving MIC a 100% interest.

     In May 2002, we sold a 17% interest in MIC Systems BV, the parent company of Mach, to Kinnevik B.V. for $17,000,000.

     As of December 31, 2002, we owed $63,000 (2001: $116,000) to Kinnevik for additional charges relating to services provided.

     During 2002, Kinnevik purchased some of our 13.5% Senior Subordinated Notes on the open market with a face value of $44,000,000. MIC then exchanged these for $1,500,000 in cash and 672,016 Tele2 AB shares at market prices.

     During the course of 2002, we sold an additional 6,177,369 Tele2 AB class B shares at market prices to Kinnevik for a value of $104,295,000.

     On September 27, 2000, following an exchange offer made by Tele2 AB, we exchanged our shares of Societe Europeenne de Communication S.A. into Tele2 AB shares.

     In November 2001, we sold 100% of our interests in FORA Telecom BV, our Russian cellular telephony operations, to Tele2 AB. The agreement called for $80 million in Tele2 AB class B shares to be exchanged for the assets plus a maximum equivalent of $30 million in cash or additional Tele2 AB class B shares, depending on the outcome of GSM license applications for three of MIC's existing cellular telephony operations in Russia. The sale resulted in a $6,693,000 gain on the disposal in 2001. During 2002, we obtained the necessary GSM licenses referred to above and therefore received the additional $30 million proceeds in cash. In addition, certain loans for which we were liable were settled at less than their carrying value. The credit realized on the receipt of the $30 million in cash and the settlement of loans of $3,755,000, less costs of $2,896,000 incurred in the acquisition of the licenses, resulted in a net gain of $30,859,000 in 2002.

     We maintain corporate bank accounts at Banque Invik through which we make payments and receive monies in the normal course of business. As of September 30, 2003, the Group had current accounts, time deposits and blocked deposits at Banque Invik.

     MIC charged no fee in 2002 (2001: $280,000; 2000: $800,000) to related parties for services rendered.

     In January 2000, Modern Holdings Incorporated sold its 100% interest in Mach USA to Mach SA for a total consideration of $1,800,000. Due to the loss situation of Mach USA and the low expected development of Mach USA, MIC's management decided to discontinue the activities of Mach USA and to write down the investment.

     In January 2000, MIC invested $10,000,000 in Modern Holdings Incorporated in the form of convertible promissory notes. In February 2000, those notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of Modern Holdings Incorporated. This investment is recorded as a non-current available-for-sale security. As of December 31, 2002, following a restructuring of Modern Holdings Incorporated and an independent valuation, MIC recognized an impairment of $7,050,000 on its investment.

     The largest single shareholder in MIC is Kinnevik, with a direct interest of approximately 36%. Kinnevik is a diversified Swedish investment holding company with principal activities in telecommunications, forestry and packaging materials. The following purchases and outstanding balances occurred with companies affiliated with Kinnevik and MIC. All transactions were conducted on commercial terms and conditions at market prices. The services supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

     As of and in the nine months ended September 30, 2003 and 2002 and as of and in the year ended December 31, 2002 and 2001, we had the following payables and purchases to related parties:

                                                                                Purchases in
                                       Purchases in                             nine months
                                        year ended        Amount payable           ended          Amount payable at
                                       December 31,       at December 31,      September 30,        September 30,
                                     ---------------      ---------------     ---------------      ----------------
                                     2002       2001      2002      2001      2003       2002      2003      2002
                                     -----     -----      -----    ------     -----     -----      ----     ------
                                                            (in thousands of U.S. dollars)
Bassett........................        669     1,222         23       101       249       406        103        39
Great Universal................         --        --         25        39        --        --         23        26
Netcom Consultants.............        157       554          9        56       329       157         --        18
Procure-it-right...............        839       962        100         1       640       740         59        94
Applied Sales Management.......        110       100         --        --         5        69          5        --
Applied Value..................      2,009       484        252        --       249     1,561         71        --
Praesidium.....................        204        70         --         3        67        87         --        27
Lothar Systems.................         10     1,601        288       508        --        10         --        24
Ephibian.......................         38        --         --        --        14        --         14        37
Shared Value...................        656       477         23        --       443       469         26        --
YXK Systems....................         28        --         --        --        --        --         --        --
Search Value...................        489       189         --        --       131       132         25        --
Banque Invik...................        638       438         44        --       473       452          4        93
Tele2..........................         50        25      5,723    10,596        38        33         13    10,890
                                     -----     -----      -----    ------     -----     -----        ---    ------
Total..........................      5,897     6,122      6,487    11,304     2,638     4,116        343    11,248
                                     =====     =====      =====    ======     =====     =====        ===    ======

     We had the following receivables from Kinnevik and other related parties at the dates indicated:

                                                                           As of                     As of
                                                                           December 31,           September 30,
                                                                     ------------------          ----------------
                                                                      2002         2001          2003        2002
                                                                      ----         ----          ----        ----
                                                                           (in thousands of U.S. dollars)
Kinnevik.....................................................         1,976        2,581          154        2,770
Modern Times Group...........................................           752          281          265          752
Metro........................................................           734          256          247          734
Lothar.......................................................           922           29           29          922
Tele2........................................................           359        4,216          359          360
Modern Holdings..............................................         1,825        1,633        1,749        1,748
Netcom.......................................................            64          100           16           62
Shared Value.................................................            18            6           18           18
Stonebrook Enterprises.......................................           156          156          156          156
Total........................................................         6,806        9,258        2,993        7,522

     In the opinion of our management, the terms of the transactions described above are at least as favorable to us as could have been obtained from independent parties.

History and Merger Warrants

     MIC, a stock corporation (societe anonyme) organized under the laws of the Grand-Duchy of Luxembourg, was formed in December 1990 by two of the cellular industry's early pioneers, Kinnevik and Millicom Incorporated, a Delaware corporation ("Mil-Inc"), to hold certain of their cellular interests in 12 countries.

     Mil-Inc was formed in 1979 to pursue opportunities in the nascent American mobile telephone industry. In 1982, the U.S. Federal Communications Commission (the "FCC") awarded Mil-Inc one of only three developmental licenses for cellular telephony. Also in 1982, Mil-Inc founded, with Racal Electronics Plc, a joint venture that evolved into Vodafone Group Plc, now the largest cellular telephone operator in the world. The interest in this joint venture was sold to finance Mil-Inc's further development. Mil-Inc, after initially pursuing U.S. cellular opportunities, decided in 1992 to concentrate on non-U.S. markets, in which licenses generally could be obtained, at that time, without the cost of acquiring interests in licenses awarded by the FCC lottery system.

     From early 1983, Kinnevik and Mil-Inc began jointly applying for cellular telephone licenses internationally. The first successful joint application resulted in the award of a cellular license for Hong Kong in 1983. In 1990, after approximately seven years of co-operation, 12 successful license bids and the establishment of cellular operations in a number of markets, Kinnevik and Mil-Inc agreed to form MIC for the purposes of managing the development of these operations and pursuing new licenses. At the date of formation, the common stock of MIC was owned approximately 49% by Kinnevik and 46% by Mil-Inc. MIC subsequently disposed of the joint venture in Hong Kong to fund its continuing development.

   The Merger

     In 1993, it was determined that a merger of Mil-Inc and MIC could accomplish goals sought by both companies.

     Pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated September 21, 1993, as amended, between MIC, MIC-USA Inc ("MIC-USA"), a wholly-owned subsidiary of MIC, and Mil-Inc, Mil-Inc was merged (the "Merger") with and into MIC-USA on December 31, 1993 (the "Effective Date"). The outstanding shares of Mil-Inc common stock were exchanged for approximately 46.5% of the common stock of MIC, par value $2.00 per share (exclusive of the additional merger shares described below). Kinnevik held the remaining 53.5% of MIC Common Stock.

     Immediately prior to the Merger, substantially all of the operations other than the cellular telephone operations and certain related liabilities of Mil-Inc were transferred to Great Universal, Inc., a Delaware corporation at that date an indirect wholly-owned subsidiary of MIC. Both MIC and Great Universal, Inc. have separate management, and transactions between Great Universal, Inc., both MIC and our affiliates are subject to certain restrictions as described below.

     Following the Effective Date, MIC contributed to the capital of Great Universal, Inc. an aggregate of 211,864 shares of MIC common stock, par value $2 each, calculated at the time of issuance as having an aggregate value of $5,027,000.

   Merger Warrants

     Immediately prior to the Merger, Mil-Inc stockholders received from MIC-USA Inc. ("MIC-USA") warrants to purchase from MIC-USA 100% of the shares (3,867,287 shares) of Great Universal, Inc. common stock for a purchase price equal to $1.30 per share (the "Warrants"). The purpose of the warrant distribution was to afford Mil-Inc stockholders the opportunity to participate in the future prospects of such non-cellular businesses and to reduce or eliminate MIC's interests in such businesses in the event the Warrants are exercised. The Warrants are not transferable except in certain limited circumstances. They became exercisable on January 1, 1999 and expire six months after the registration of Great Universal, Inc. on a public market in the United States, unless extended under certain circumstances (the "Warrant Expiration Date"). At present, registration statements relating to the shares of Great Universal, Inc. (and, subsequent to the reorganization described below, Modern Holdings) underlying the Warrants have not yet been filed with the U.S. Securities and Exchange Commission.

     On December 31, 1993, Great Universal, Inc. and MIC entered into an agreement pursuant to which, as an inducement to MIC to contribute MIC common stock to Great Universal, Inc., as described above, Great Universal, Inc. granted to MIC-USA an option (the "Put Option") to require Great Universal, Inc. to purchase from MIC-USA the shares of Great Universal, Inc. common stock not acquired by exercise of the Warrants. Additionally, MIC granted to Great Universal, Inc. the option (the "Call Option") to purchase from MIC-USA the Great Universal, Inc. common stock. The purchase price for the Great Universal, Inc. common stock upon exercise of either the Put Option or the Call Option is an amount equal to the difference between the aggregate exercise price of such Warrants ($5,027,473) and the actual aggregate exercise price of the Warrants exercised prior to their expiration. The Put Option and the Call Option are exercisable as to all, but not less than all, of the remaining Great Universal, Inc. common stock for a period of 20 days commencing on the day following the Warrant Expiration Date. Great Universal, Inc. may pay the purchase price for the Great Universal, Inc. common stock by delivering to MIC-USA that number of the shares of MIC common stock which in the aggregate equals the purchase price, based upon the last sale price of the MIC common stock as quoted on the NASDAQ Stock Market on the Warrant Expiration Date.

     If all of the Warrants are exercised or all of the shares of Great Universal, Inc. common stock not acquired by exercise of the Warrants are repurchased by Great Universal, Inc., MIC would have no further ownership interest in Great Universal, Inc. Certain of the MIC's management and shareholders, who became holders of Warrants as part of the Merger, may become shareholders of Great Universal, Inc. or may participate in the management of Great Universal, Inc. if they choose to exercise the Warrants. From December 30, 1993, the date the Warrants were issued, until the Warrant Expiration Date, MIC will not consummate a transaction with Great Universal, Inc. or any of Great Universal, Inc.'s affiliates which involves the sum of $1,000,000 or more unless MIC and Great Universal, Inc. shall have received an opinion from an independent investment banker that such transaction is on terms at least as favorable as those that can be obtained from an unrelated third party. In the event that the Warrants are not exercised prior to the Warrant Expiration Date, management will evaluate other plans to dispose of Great Universal, Inc. upon the expiration of the Warrants.

     In June 1999, Great Universal, Inc. affected a reorganization of Great Universal, Inc. and its subsidiaries, in which Great Universal, Inc. was merged with and into Great Universal LLC and operations were spun-off into two separate businesses, being Great Universal, Inc. and Modern Holdings Incorporated (formerly known as XSource Corporation). Great Universal, Inc. holds the subsidiaries in teleservices, television and media and specialized electronics industries, and Modern Holdings Incorporated holds the subsidiaries in the integrated network services industries. Great Universal LLC holds 100% of common shares in Great Universal, Inc. and 53% of common shares in Modern Holdings Incorporated. MIC does not consolidate its investment in Great Universal, Inc. as, due to warrant holders' right to exercise, it considers it does not control Great Universal, Inc. and also that there exist severe long-term restrictions that significantly impair the ability of Great Universal, Inc. to transfer funds to MIC.

     Following this reorganization and pursuant to the Warrant agreement, each warrant now entitles the holder to purchase one share of Great Universal, Inc. common stock and 2.0721 shares of Modern Holdings Incorporated common stock at an exercise price of $1.30 per Warrant, subject to adjustment. Following this reorganization, the rights and obligations of MIC-USA arising from the Warrant agreement and the Put Option and the Call Option agreement referred to above were assigned to Great Universal LLC. Under the terms of the Merger, Great Universal LLC continues to indemnify MIC against certain contingent liabilities.

     On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal, Inc. to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of MIC's investment in Great Universal, Inc. This amount is recorded in "Investment in securities". During 2002, management made an impairment for 100% of this asset due to uncertainty concerning its recoverability.

     Great Universal, Inc. is contingently liable for any liabilities in respect of the representations and warranties made by Mil-Inc to MIC under the Merger Agreement and in respect of any United States federal, state and local income tax in excess of $13,544,000 which may be payable by Mil-Inc for 1993 and prior years.

                      Description of Certain Indebtedness

10% Senior Notes

     On November 24, 2003, MIC issued $550 million aggregate principal amount of 10% Senior Notes due 2013. The 10% Senior Notes were issued pursuant to an indenture dated November 24, 2003 between MIC and The Bank of New York, as Trustee (the "10% Senior Notes Indenture").

     The 10% Senior Notes are senior, unsecured obligations of MIC. The 10% Senior Notes bear interest at 10% per annum, payable semiannually in arrears on June 1 and December 1 of each year, with a final maturity on December 1, 2013. The interest on the 10% Senior Notes is payable in cash.

     At any time and from time to time on or after December 1, 2008, MIC may redeem the 10% Senior Notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest to the redemption date.



12-month period commencing December 1 in Year              Percentage
---------------------------------------------              ----------

2008......................................................  105.000%
2009......................................................  103.333%
2010......................................................  101.667%
2011 and thereafter.......................................  100.000%

     At any time and from time to time prior to December 1, 2006, MIC may redeem 10% Senior Notes with the net cash proceeds received by it from any sale of its common stock at a redemption price equal to 110% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the 10% Senior Notes (including additional notes, if any, issued under the 10% Senior Notes Indenture); provided that

     (1) in each case the redemption takes place not later than 90 days after the closing of such sale, and

     (2) not less than 65% of the original principal amount of the 10% Senior Notes (including additional notes, if any, issued under the 10% Senior Notes Indenture) remains outstanding immediately thereafter.

     The 10% Senior Notes may also be redeemed at MIC's option in whole, but not in part, at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, if any, and other amounts due to the date of redemption, if MIC (or its successor) becomes obligated to pay certain additional amounts as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of Luxembourg (or such successor's jurisdiction) or their respective political subdivisions or taxing authorities, or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment becomes effective after the issue date of the 10% Senior Notes (or the date such successor assumes MIC's obligations under the 10% Senior Notes).

     The 10% Senior Notes Indenture contains certain covenants that, among others, restrict our ability to (i) incur additional debt; (ii) make certain payments, including dividends or other distributions, with respect to our capital stock, or prepayments of subordinated debt; (iii) make certain investments or sell assets; (iv) create certain liens or engage in sale and leaseback transactions; (v) provide guarantees for certain debt; (vi) enter into restrictions on the payment of dividends and other amounts; (vii) engage in certain transactions with affiliates; (viii) incur indebtedness other than at the MIC or operating subsidiary levels; (ix) consolidate, merge or transfer all or substantially all our assets; and (x) enter into other lines of business.

     Upon the occurrence of a change of control triggering event, which is defined in the 10% Senior Notes Indenture as a rating decline and change of ownership, holders of the 10% Senior Notes may require MIC to purchase all or a portion of the 10% Senior Notes at a purchase price of 101% of the stated principal amount of the 10% Senior Notes, plus accrued and unpaid interest, if any, on the 10% Senior Notes to the date of purchase.

     Under the 10% Senior Notes Indenture, MIC may not incur indebtedness unless the "leverage ratio" would be less than 4 to 1. The leverage ratio is the ratio of the consolidated principal amount of net debt outstanding to four times operating income for the latest preceding quarter. Even if MIC ceases to meet the leverage ratio requirement, it may incur debt under several "debt baskets" as set forth in the 10% Senior Notes Indenture.

13.5% Senior Subordinated Notes

     In June 1996, MIC issued $962,000,000 principal amount at maturity of 13.5% Senior Subordinated Notes. The 13.5% Senior Subordinated Notes will mature on June 1, 2006. The 13.5% Senior Subordinated Notes were issued at 52.075% of their principal amount, and the purchase discount on the 13.5% Senior Subordinated Notes accreted at a rate of 13.5% compounded semiannually from issuance until June 1, 2001. The 13.5% Senior Subordinated Notes began accruing cash interest on June 1, 2001, and cash interest will continue to accrue until maturity on the 13.5% Senior Subordinated Notes at a rate of 13.5% per annum, payable semiannually in arrears on June 1 and December 1, commencing December 1, 2001.

     The 13.5% Senior Subordinated Notes are redeemable at MIC's option, in whole or in part, at any time at redemption prices starting at 106.75% of the principal amount in 2001 and decreasing to 100.00% in 2004, in each case plus accrued and unpaid interest, if any, to the date of redemption. On November 28, 2003, MIC issued a redemption notice in respect of all of its outstanding 13.5% Senior Subordinated Notes and expects to redeem them in full on or about December 29, 2003.

     The indenture pursuant to which the 13.5% Senior Subordinated Notes were issued (the "Senior Subordinated Notes Indenture") originally contained certain covenants that, among others, restrict MIC's ability, its Restricted Subsidiaries, Restricted Affiliates and Restricted Subsidiaries of its Restricted Affiliates (each as defined in the Senior Subordinated Notes Indenture) to (i) incur additional indebtedness; (ii) pledge or dispose of assets; (iii) make distributions on and repurchases of its common stock or make certain investments; (iv) have restrictions on the ability of Restricted Subsidiaries or Restricted Affiliates to make dividend or other payments to MIC; and (v) engage in transactions with affiliates. The Senior Subordinated Notes Indenture also restricts the ability of MIC to merge or consolidate with or transfer all or substantially all of its assets to another entity. In connection with the exchange offer described below, the issuance of the 11% Senior Notes and the 2% Senior Convertible PIK Notes was conditioned upon delivery of consent to amendments to the Senior Subordinated Notes Indenture. The Senior Subordinated Notes Indenture was modified by a supplemental indenture. The supplemental indenture eliminated the covenants described in clauses (ii), (iii) and (iv) above. The remainder of the covenants remain in full force and effect.

     Upon the occurrence of a change of control triggering event, which is defined in the Senior Subordinated Notes Indenture as a rating decline and change of ownership, holders of the 13.5% Senior Subordinated Notes may require MIC to purchase all or a portion of the 13.5% Senior Subordinated Notes at a purchase price of 101% of the stated principal amount of the 13.5% Senior Subordinated Notes, plus accrued and unpaid interest, if any, on the 13.5% Senior Subordinated Notes to the date of purchase.

     Under the Senior Subordinated Notes Indenture, MIC may not incur indebtedness unless the "debt coverage ratio" would be less than 7 to 1. The debt coverage ratio is the ratio of the consolidated principal amount of debt outstanding to four times operating income. Even if MIC ceases to meet the debt coverage ratio requirement, it may incur debt under several "debt baskets" as set forth in the Senior Subordinated Notes Indenture.

11% Senior Notes and 2% Senior Convertible PIK Notes

     In May 2003, MIC issued $562 million of 11% Senior Notes due 2006 and approximately $64 million of 2% Senior Convertible PIK Notes due 2006 in exchange for $781 million of 13.5% Senior Subordinated Notes. The 11% Senior Notes were issued pursuant to an indenture dated May 8, 2003 between MIC and The Bank of New York, as Trustee, and the 2% Senior Convertible PIK Notes were issued pursuant to an indenture dated May 8, 2003 between MIC and The Bank of New York, as Trustee (the "2% Senior Convertible PIK Notes Indenture").

     The 11% Senior Notes have been redeemed in full and are no longer oustanding. See "Recent Developments --Results of Tender Offer and Consent Solicitations".

     The 2% Senior Convertible PIK Notes are senior, unsecured obligations of MIC. The 2% Senior Convertible PIK Notes bear interest at 2%, payable semiannually in arrears on June 1 and December 1 of each year, with a final maturity on June 1, 2006. The interest on the 2% Senior Convertible PIK Notes is payable, at MIC's option, in cash or through the issuance of 2% Senior Convertible PIK Notes (valued at 100% of the principal amount of such additional notes).

     The holders of the 2% Senior Convertible PIK Notes may convert their 2% Senior Convertible PIK Notes into shares of MIC's common stock at an initial conversion price of $10.75 per share, subject to adjustment as set forth in the 2% Senior Convertible PIK Notes Indenture, at any time on or before the close of business on the last trading day prior to June 1, 2006, unless MIC has previously redeemed or repurchased the 2% Senior Convertible PIK Notes.

     At maturity of the 2% Senior Convertible PIK Notes, MIC may, at its option, pay all or a portion of the then outstanding principal amount of the 2% Senior Convertible PIK Notes in cash or in shares of MIC's common stock. If MIC decides to pay the holder of the 2% Senior Convertible PIK Notes all or a portion of the outstanding principal amount in shares of its common stock, MIC will calculate the number of shares of common stock such holder is entitled to receive by dividing the principal amount of 2% Senior Convertible PIK Notes being repaid by the lesser of (a) the conversion price and (b) the average closing price of the common stock over the 60-day period immediately preceding the maturity date.

     The 2% Senior Convertible PIK Notes are redeemable at MIC's option, in whole or in part, at any time prior to June 1, 2004 at a redemption price of 102.25% of the outstanding principal amount plus accrued and unpaid interest to the date of redemption and at June 1, 2004 and thereafter at a price of 100% of the outstanding principal amount plus accrued and unpaid interest to the date of redemption.

     The 2% Senior Convertible PIK Notes Indenture contains certain covenants that, among others, restrict MIC's ability, its Restricted Subsidiaries, Restricted Affiliates and Restricted Subsidiaries of its Restricted Affiliates (each as defined in the 2% Senior Convertible PIK Notes Indenture) to (i) incur additional indebtedness; (ii) pledge or dispose of assets; (iii) make distributions on and repurchases of its common stock or make certain investments; (iv) have restrictions on the ability of Restricted Subsidiaries or Restricted Affiliates to make dividend or other payments to MIC; and (v) engage in transactions with affiliates. The 2% Senior Convertible PIK Notes Indenture also restricts the ability of MIC to merge or consolidate with or transfer all or substantially all of its assets to another entity.

     Upon the occurrence of a change of control triggering event, which is defined in the 2% Senior Convertible PIK Notes Indenture as a rating decline and change of ownership, holders of the 2% Senior Convertible PIK Notes may require MIC to purchase all or a portion of the 2% Senior Convertible PIK Notes at a purchase price of 101% of the stated principal amount of the 2% Senior Convertible PIK Notes, plus accrued and unpaid interest, if any, on the 2% Senior Convertible PIK Notes to the date of purchase.

     Under the 2% Senior Convertible PIK Notes Indenture, MIC may not incur indebtedness unless the "debt coverage ratio" would be less than 7 to 1. The debt coverage ratio is the ratio of the consolidated principal amount of debt outstanding to four times operating income for the latest preceding quarter. Even if MIC ceases to meet the debt coverage ratio requirement, it may incur debt under several "debt baskets" as set forth in the 2% Senior Convertible PIK Notes Indenture.

     On September 22, 2003, we announced that we were informed by our advisors that, while the issue is not free from doubt, the securities lending arrangement described below under "--Millicom Telecommunications S.A.'s Mandatorily Exchangeable Notes" entered into in connection with the issuance and sale of Mandatorily Exchangeable Notes by our wholly-owned subsidiary, Millicom Telecommunications S.A., may have inadvertently resulted in a technical breach of certain negative covenants relating to transfers of assets contained in the respective indentures governing the 11% Senior Notes and the 2% Senior Convertible PIK Notes. On November 19, 2003, we announced that, pursuant to a tender offer and consent solicitation in respect of the 11% Senior Notes and a consent solicitation in respect of the 2% Senior Convertible PIK Notes, we had received the requisite consents of the holders of the relevant notes to the waiver of this possible past default arising from the Mandatorily Exchangeable Notes and the related securities lending arrangement. See Recent Developments--Results of Tender Offer and Consent Solicitations".

Millicom Telecommunications S.A.'s Mandatorily Exchangeable Notes

     On August 7, 2003, Millicom Telecommunications, MIC's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatorily Exchangeable Notes, which are exchangeable into Tele2 AB class B shares. The Mandatorily Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications as described below. The Mandatorily Exchangeable Notes will be exchangeable for an aggregate of up to 8,968,400 of the 8,968,414 Tele2 AB class B shares which MIC beneficially owned through Millicom Telecommunications at the time of the offering of the Mandatorily Exchangeable Notes. The number of Tele2 AB class B shares that Millicom Telecommunications is obligated to deliver upon exchange of the Mandatorily Exchangeable Notes is based on a formula that takes into account the market price of the Tele2 AB class B shares prior to any exchange. Under the formula, Millicom Telecommunications could retain up to 30% of the increase in value of the Tele2 AB class B shares over the designated reference price of SEK 285 per share. As a result, at August 6, 2006 or earlier, if all of the Mandatorily Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications could own up to approximately 23% of the 8,968,400 Tele2 AB class B shares underlying the Mandatorily Exchangeable Notes.

     The Mandatorily Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum. The aggregate U.S. dollar equivalent amount at the time of issuance of the Mandatorily Exchangeable Notes was approximately $310 million.

     The Mandatorily Exchangeable Notes may be exchanged voluntarily at the option of the noteholder at any time during the period commencing on September 17, 2003 and ending on the 25th trading day prior to August 7, 2006, which is expected to be July 11, 2006. In addition, the Mandatorily Exchangeable Notes may be exchanged voluntarily at the option of the holder in the event of certain changes in tax laws and in the event of a takeover offer in respect of Tele2 AB.

     Unless otherwise previously redeemed and exchanged or purchased and canceled, each Mandatorily Exchangeable Note will be mandatorily exchanged by Millicom Telecommunications on August 7, 2006. If an event of default occurs under the trust deed governing the Mandatorily Exchangeable Notes, Millicom Telecommunications will be required to redeem and exchange the outstanding Mandatorily Exchangeable Notes in whole but not in part.

     Millicom Telecommunications' obligations in respect of the exchange of the Mandatorily Exchangeable Notes have been secured by, among other things:

o an assignment of all of Millicom Telecommunications' rights, title and interest in and to the securities lending agreement described below pursuant to which Millicom Telecommunications has loaned to Deutsche Bank AG London 8,968,414 Tele2 AB class B shares;

o a pledge agreement and a first fixed charge over all Tele2 AB class B shares redelivered to Millicom Telecommunications by Deutsche Bank AG London under the securities lending agreement; and

o a fixed charge over Millicom Telecommunications' rights, title and interest in all other property delivered to Millicom Telecommunications by Deutsche Bank AG London under the securities lending agreement.

     Millicom Telecommunications has secured its obligations in respect of interest payments under the Mandatorily Exchangeable Notes by granting a security interest in certain U.S. Treasury STRIPS which were purchased by Millicom Telecommunications with a portion of the net proceeds of the offering. Millicom Telecommunications S.A. may not dispose of such securities without the consent of the trustee under the trust deed governing the Mandatorily Exchangeable Notes. Millicom Telecommunications' obligations to pay interest on the Mandatorily Exchangeable Notes, including additional amounts payable to noteholders if cash dividends or other cash distributions are made in respect of the Tele2 AB class B shares, have been guaranteed by MIC. Under the terms of the Mandatorily Exchangeable Notes, Millicom Telecommunications will be required to pay to the noteholders an amount equal to the amount of any cash dividend or distribution on the Tele2 AB class B shares underlying the exchangeable notes.

     Of the net proceeds of the offering of Mandatorily Exchangeable Notes, which amounted to SEK 2,483 million ($300.3 million), Millicom Telecommunications used $45.3 million to purchase U.S. Treasury STRIPS for purposes of securing the payment of interest on the Mandatorily Exchangeable Notes and approximately $60 million to repay borrowings under a short-term credit facility which had been used to refinance Millicom Telecommunications' facility with Toronto-Dominion Securities. Pursuant to the limitation on asset dispositions covenant under the New Notes Indentures described above, MIC may be required to make a pro rata offer to repurchase 11% Senior Notes and 2% Senior Convertible PIK Notes to the extent that it does not use the remainder of the applicable net proceeds of the offering in the manner specified by the covenant within the 360-day period following the issuance of the exchangeable notes.

     Pursuant to the securities lending agreement entered into with Deutsche Bank AG London (the "Securities Lending Agreement"), Millicom Telecommunications agreed to lend to and delivered to Deutsche Bank AG London, on or about July 22, 2003, 8,968,414 Tele2 AB class B shares, of which 8,968,400 currently remain borrowed. Deutsche Bank AG London may sell or on-lend the Tele2 AB class B shares it has borrowed from Millicom Telecommunications under the Securities Lending Agreement, subject to compliance with applicable securities laws. Millicom Telecommunications may require Deutsche Bank AG London to deliver to it Tele2 AB class B shares by providing requisite notice to Deutsche Bank AG London, if (i) Millicom Telecommunications requires Tele2 AB class B shares to satisfy its obligations from time to time to deliver Tele2 AB class B shares upon exchange of the Mandatorily Exchangeable Notes by the noteholders or (ii) specified bankruptcy-related events with respect to Deutsche Bank AG London or defaults in the performance by Deutsche Bank AG London of its obligations under the Securities Lending Agreement have occurred. Under the Securities Lending Agreement, Deutsche Bank AG London has agreed that if any dividends or other distributions are made in relation to the borrowed Tele2 AB class B shares, it shall pay and deliver to Millicom Telecommunications a sum of money or property equivalent to the dividends or distributions. As discussed above under "--11% Senior Notes and 2% Senior Convertible PIK Notes", we have been informed by our advisors that, while the issue is not free from doubt, the Securities Lending Agreement may have inadvertently resulted in a technical breach of certain negative covenants relating to transfers of assets contained in the respective indentures governing the 11% Senior Notes and the 2% Senior Convertible PIK Notes. Pursuant to a tender offer and consent solicitation in respect of the 11% Senior Notes and a consent solicitation in respect of the 2% Senior Convertible PIK Notes, we have received the requisite consents of the holders of the relevant notes to the waiver of this possible past default arising from the Mandatorily Exchangeable Notes and the Securities Lending Agreement. See Recent Developments--Results of Tender Offer and Consent Solicitations".

Other Debt

     A portion of MIC's share of the indebtedness of its ventures is secured by cash deposits and standby letters of credit issued at the request of, and guaranteed by, MIC. Such corporate guarantees, cash deposits and standby letters of credit issued at MIC's request and guaranteed by MIC secured liabilities of $93,992,000 at September 30, 2003.

Operational financing

   Bolivia

     Telecel financed the expansion and further digitalization of its cellular network and refinanced existing debt by borrowings under:

o a loan agreement dated June 1, 2001 with the IFC. The loan agreement provides for facilities of up to $25,000,000 and is comprised of three term loan facilities, which we refer to as the A Loan, the B Loan and the C Loan. The A Loan was in the amount of $10,000,000, the B Loan was in the amount of $10,000,000 and the C Loan was in the amount of $5,000,000. The C Loan is subordinate and junior in right of payment to the senior debt of Telecel, including the A Loan and the B Loan. Telecel borrowed the full amount under each loan. Each loan bears interest at LIBOR plus 3.00%. Certain additional interest amounts are payable in respect of the C Loan. Payments of principal and interest in respect of the A Loan are repayable in semiannual installments beginning on December 15, 2002 and ending on December 15, 2006. Payments of principal and interest in respect of the B Loan are repayable in semiannual installments beginning on December 15, 2002 and ending on December 15, 2005. Payments of principal and interest in respect of the C Loan are repayable on December 15, 2006. The loan agreement contains financial covenants, including covenants to maintain minimum ratios of senior debt to EBITDA, long-term debt to debt service coverage and senior debt to equity.

o a loan agreement dated June 11, 2001 with the FMO. The loan agreement provides for facilities of up to $10,000,000. The loan bears interest at LIBOR plus 3.0%. In September 2003, Telecel and FMO entered into an amendment to this agreement whereby the interest charged for the period between April 1, 2002 and June 16, 2003 and for the period beginning June 17, 2003 was increased by .75% and 2.00%, respectively. Payments of principal and interest in respect of the loan are repayable in semiannual installments beginning on December 15, 2002 and ending on December 15, 2005. The loan agreement contains the same covenants to maintain certain financial ratios as the loan with the IFC.

o a loan agreement dated November 5, 2001 with Bayerische. The loan agreement provides for facilities of up to $10,361,228 and is comprised of two term loan facilities, which we refer to as Tranche I and Tranche II. The loan bears interest at LIBOR plus 0.90%. Each loan is repayable in 10 equal, consecutive semiannual installments, the first of which was paid on June 15, 2002. The loan agreement contains the same covenants to maintain certain financial ratios as each of the loans with the IFC and the FMO.

     MIC has guaranteed each of these loans, and debt owed by Telecel to MIC is subordinated in right of payment to the loans. As security for its obligations under these loans, Telecel has also granted a security interest in respect of certain of its assets.

     Since April 1, 2002, Telecel has been in breach of certain financial covenants contained in each of the three facilities. Telecel has entered into a standstill agreement with the IFC, FMO and Bayerische pursuant to which each has agreed, absent a deterioration in the credit of Telecel or MIC, not to accelerate payment of the obligations under their respective facilities until Telecel's 2003 audited financials become available, so long as MIC continues to assist Telecel in making scheduled repayments. There can be no assurance, however, that Telecel will be able to resolve this matter satisfactorily or that any of the lenders will not seek to accelerate repayment of the outstanding balances upon expiration of the standstill agreements.

   Guatemala

     In connection with the purchase of GSM equipment, Comcel entered into a facility agreement dated September 8, 2003 with a syndicate of banks led by Banco G&T Continental. The facility agreement provides for an amortizing seven-year term loan facility in an aggregate principal amount of Quetzal 400,000,000 (approximately $40,000,000). Amortization payments are payable semiannually in the amount of Quetzal 33,333,000 each and are scheduled to begin in March 2005. Interest is payable at an annual rate of 8.00% for the first year of the loan and is subject to adjustment semiannually thereafter. The facility agreement contains financial covenants, including covenants to maintain minimum debt to EBITDA and debt service coverage ratio, as well as negative covenants that restrict Comcel's ability to, among others things, pay dividends.

   Pakistan

     In November 2002, Pakcom signed a syndicated finance agreement for an aggregate of Rupees 800 million (approximately $13,700,000). For this agreement, Faysal Bank Limited acts as security agent and Standard Chartered Bank acts as facility agent. The facility is repayable in monthly installments until December 31, 2004 and bears interest at the State Bank of Pakistan discount rate plus 1.75%, with a floor rate of 11.75%. As security for its obligations under the agreements, Pakcom has assigned certain receivables from PTCL and created a first charge by way of hypothecation in favor of the security agent on certain of Pakcom's present fixed assets.

   Sri Lanka

     Celltel entered into a term facility agreement dated September 15, 2000, with ABN-Amro as arranger, pursuant to which Celltel borrowed Rupees 1,534,000,000 (approximately $20,000,000). This facility bears interest at the Sri Lanka treasury bill rate plus 3.00%. Payments of principal and interest are repayable in 13 quarterly installments commencing two years from the date of the agreement. The agreement contains financial covenants, including covenants to maintain minimum debt to EBITDA, debt service coverage ratio and interest cover ratio, as well as negative covenants that restrict Celltel's ability to, among other things, pay dividends. As security for its obligations under the agreement, the agreement provides for Celltel's creation of mortgages over its assets.

   Tanzania

     In June 2003, MIC Tanzania entered into a syndicated term loan facility agreement with Standard Chartered Bank Tanzania Limited as arranger, pursuant to which MIC Tanzania may borrow up to an aggregate of $15,000,000 ($6,000,000 million in U.S. dollars and $9,000,000 in Tanzania Shilling). This facility bears interest at, in the case of advances under the facility in U.S. dollars, LIBOR plus 4.50% and, in the case of advances in Tanzania Shilling, at the Treasury Bill Rate plus 4.50%, provided that, in the case of advances under the facility in Tanzania Shilling, the minimum applicable interest rate will be 12.00% per annum. As security for its obligations under the agreement, the agreement provides for a fixed and floating charge over MIC Tanzania's assets.

                                        INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Millicom and its Subsidiaries for the Years Ended
  December 31, 2002, 2001 and 2000
Independent Auditor's Report............................................................................       F-2
Consolidated Balance Sheets as of December 31, 2002 and 2001............................................       F-3
Consolidated Statements of Profit and Loss for the Years ended December 31, 2002, 2001 and 2000.........       F-5
Consolidated Statements of Cash Flows for the Years ended December 31, 2002, 2001 and 2000..............       F-6
Consolidated Statements of Changes in Shareholders' Equity for the Years ended December 31, 2002, 2001
  and 2000..............................................................................................       F-7
Notes to the Consolidated Financial Statements as of December 31, 2002 and 2001, including
  reconciliation to U.S. GAAP (Note 30).................................................................       F-8

Unaudited Interim Condensed Consolidated Financial Statements of Millicom and its Subsidiaries for the
   Six Months Ended June 30, 2003 and 2002

Unaudited Condensed Consolidated Balance Sheet as of June 30, 2003 and December 31, 2002................      F-77

Unaudited Condensed Consolidated Statements of Profit and Loss for the Six Months ended June 30, 2003
   and 2002.............................................................................................      F-79

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2003 and
   2002.................................................................................................      F-80

Unaudited Condensed Consolidated Statements in Shareholders' Equity for the
   Six Months ended June 30, 2003 and 2002..............................................................      F-81

Notes to the Unaudited Condensed Consolidated Financial Statements as of June 30, 2003 and 2002,
   including reconciliation to U.S. GAAP (Note 13)......................................................      F-82

Unaudited Interim Condensed Consolidated Financial Statements of Millicom and its Subsidiaries for the
   Nine Months Ended September 30, 2003 and 2002

Unaudited Condensed Consolidated Balance Sheet as of September 30, 2003 and December 31, 2002...........     F-107

Unaudited Condensed Consolidated Statements of Profit and Loss for the Nine Months ended September 30,
   2003 and 2002........................................................................................     F-109

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2003
   and 2002.............................................................................................     F-110

Unaudited Condensed Consolidated Statements in Shareholders' Equity for the Nine Months ended
   September 30, 2003 and 2002..........................................................................     F-111

Notes to the Unaudited Condensed Consolidated Financial Statements as of
   September 30, 2003 and 2002..........................................................................     F-112

                          INDEPENDENT AUDITOR'S REPORT



                             To the shareholders of
                      Millicom International Cellular S.A.

     We have audited the accompanying consolidated balance sheets of Millicom International Cellular S.A. and its subsidiaries ("MIC") as of December 31, 2002 and 2001, and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows for the three years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millicom International Cellular S.A. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations, changes in shareholders' equity and cash flows for the three years ended December 31, 2002, 2001 and 2000, in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the profit (loss) after taxes for each year, as well as the shareholders' equity for the three years ended December 31, 2002, 2001 and 2000, to the extent summarized in Note 30 to the consolidated financial statements.

     As discussed in Note 30, MIC has restated its shareholders' equity and its profit (loss) after taxes as of and for each of the two years ended December 31, 2001 and 2000 as reported in accordance with accounting principles generally accepted in the United States, previously audited by other independent auditors who have ceased operations.



PricewaterhouseCoopers S.a r.l.    Luxembourg, June 30, 2003, except for Note
Reviseur d'entreprises             32, as to which the date is December 15, 2003

                      MILLICOM INTERNATIONAL CELLULAR S.A.
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001

                                                             Notes       2002         2001
                                                             -----    ---------    ---------
                                                                      (US$'000)    (US$'000)
ASSETS
NON-CURRENT ASSETS
Intangible assets
   Goodwill, net........................................       4         10,172       52,575
   Licenses, net........................................       5         84,471      164,541
   Deferred costs and other non-current assets, net.....       6          4,919       15,685
Tangible assets, net....................................       7        458,933      512,236
Financial assets
   Investment in securities.............................       8        220,386      676,829
   Investments in associated companies..................       3          1,013       52,858
   Pledged deposits.....................................      10         32,921       47,404
Deferred taxation.......................................      21          8,470        3,785
                                                                      ---------    ---------
TOTAL NON-CURRENT ASSETS................................                821,285    1,525,913
                                                                      ---------    ---------
CURRENT ASSETS
Investment in securities................................       8        101,540           --
Inventories.............................................      11          6,962       12,932
Trade receivables, net..................................      12        113,221      136,078
Amounts due from joint ventures.........................       3         14,053       46,001
Amounts due from other related parties..................      27          6,806        9,258
Prepaid and accrued income..............................                 14,148       27,228
Other current assets....................................      13         38,453       35,800
Time deposits...........................................      14         16,200       21,444
Cash and cash equivalents...............................      15         70,451       56,276
                                                                      ---------    ---------
TOTAL CURRENT ASSETS....................................                381,834      345,017
                                                                      ---------    ---------
TOTAL ASSETS............................................              1,203,119    1,870,930
                                                                      =========    =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      MILLICOM INTERNATIONAL CELLULAR S.A.
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001


                                                          Notes         2002             2001
                                                          -----      ---------        ---------
                                                                     (US$'000)        (US$'000)
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY                                       16
   Share capital and premium........................                   281,989          281,989
   Treasury stock...................................                   (54,521)         (52,033)
   Legal reserve....................................                     4,256            4,256
   Retained (loss) profit brought forward...........                   (57,719)          80,334
   Loss for the year................................                  (385,143)        (138,053)
   Revaluation reserve..............................                        --          (61,325)
   Currency translation reserve.....................                   (84,121)         (46,274)
                                                                     ---------        ---------

TOTAL SHAREHOLDERS' EQUITY..........................                  (295,259)          68,894
                                                                     ---------        ---------
Minority interest...................................                    23,733           10,262
                                                                     ---------        ---------
LIABILITIES
NON-CURRENT LIABILITIES
   Deferred taxation................................       21           26,874           20,507
   Borrowings
     Corporate subordinated debt....................       17          912,539          954,601
     Other debt and financing.......................       17          159,370          347,475
                                                                     ---------        ---------
                                                                     1,098,783        1,322,583
                                                                     ---------        ---------
CURRENT LIABILITIES
   Other debt and financing.........................       17          156,666          153,898
   Trade payables...................................                    90,945          109,739
   Amounts due to shareholders......................       27            4,021            7,158
   Amounts due to other related parties.............       27            6,487           11,304
   Other financial liabilities......................        9               --           36,365
   Accrued interest and other expenses..............                    42,745           57,981
   Other current liabilities........................       28           74,998           92,746
                                                                     ---------        ---------
                                                                       375,862          469,191
                                                                     ---------        ---------
TOTAL LIABILITIES...................................                 1,474,645        1,791,774
                                                                     ---------        ---------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES..........                 1,203,119        1,870,930
                                                                     =========        =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      MILLICOM INTERNATIONAL CELLULAR S.A.
                   CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                               Notes            2002           2001           2000
                                                               -----         ---------      ---------      ---------
                                                                             (US$'000)      (US$'000)      (US$'000)
Revenues.............................................           18             605,186        644,570        570,840
Cost of sales........................................           18            (269,621)      (283,443)      (318,316)
                                                                             ---------      ---------      ---------

GROSS PROFIT.........................................                          335,565        361,127        252,524
                                                                             ---------      ---------      ---------
Sales and marketing..................................                          (80,941)       (95,463)       (88,097)
General and administrative expenses..................                         (164,703)      (172,912)      (174,177)
Gain (loss) from sale of subsidiaries and joint
   ventures, net.....................................           20              88,814         35,047         (2,755)
Other operating expenses.............................           4, 20          (56,422)       (35,013)       (40,873)
                                                                             ---------      ---------      ---------
OPERATING PROFIT (LOSS)..............................                          122,313         92,786        (53,378)
Profit (loss) from associated companies..............           18                  62         (3,112)       (43,178)
                                                                             ---------      ---------      ---------
PROFIT (LOSS) BEFORE FINANCIAL INCOME (EXPENSE),
   TAXES AND MINORITY INTEREST.......................                          122,375         89,674        (96,556)
(Loss) gain from investment securities...............           20            (299,963)       (15,931)       665,262
Interest expense.....................................           17            (185,959)      (209,912)      (196,002)
Interest income......................................                           12,726         22,768         28,395
Other income.........................................          16, 17           42,247         11,596             --
Fair value result on financial instruments...........            9              (7,858)        (9,914)            --
Exchange loss, net...................................                          (23,483)       (17,313)       (23,015)
                                                                             ---------      ---------      ---------
(LOSS) PROFIT BEFORE TAXES AND MINORITY INTEREST.....                         (339,915)      (129,032)       378,084
Charge for taxes.....................................           21             (22,734)        (8,217)       (26,264)
                                                                             ---------      ---------      ---------
(LOSS) PROFIT BEFORE MINORITY INTEREST...............                         (362,649)      (137,249)       351,820
Minority interest....................................                          (22,494)          (804)         3,568
                                                                             ---------      ---------      ---------
NET (LOSS) PROFIT FOR THE YEAR.......................                         (385,143)      (138,053)       355,388
                                                                             =========      =========      =========
Basic (loss) earnings per common share (US$).........           29              (23.60)         (8.46)         21.84
                                                                             =========      =========      =========
Weighted average number of shares outstanding in the
   year (in 000's)...................................           29              16,318         16,314         16,273
                                                                             =========      =========      =========
Diluted (loss) earnings per common share, (US$)......           29              (23.60)         (8.46)         21.54
                                                                             =========      =========      =========
Weighted average number of shares and diluted
   potential common shares (in 000's)................           29              16,318         16,314         16,500
                                                                             =========      =========      =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      MILLICOM INTERNATIONAL CELLULAR S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                            Notes             2002            2001           2000
                                                            -----          ---------       ---------      ---------
                                                                           (US$'000)       (US$'000)      (US$'000)
Net cash provided by operating activities.........           22               72,581         103,969        127,469
                                                                           ---------       ---------      ---------
Cash flow from investing activities
Acquisition of subsidiaries and joint ventures,
   net of cash acquired...........................           23               (2,000)        (22,978)       (27,399)
Increase in investment in associate company.......                                --         (29,213)            --
Cash impact of change in consolidation method.....                                --             470            366
Proceeds from the disposal of subsidiaries and
   joint ventures, net of cash....................           24              135,071          19,251             17
Purchase of licenses and other non-current assets.                            (2,064)        (11,631)       (29,833)
Increase in deferred costs........................                            (3,141)         (6,692)        (6,400)
Purchase of investments in securities.............                              (186)         (1,728)       (11,646)
Proceeds from the disposal of investments in
   securities.....................................                           167,082         125,196         65,434
Purchase of tangible fixed assets.................                          (135,818)       (192,178)      (182,771)
Disposal of tangible fixed assets.................                               307          16,873          2,427
Increase in amounts due from joint venture
   partners.......................................                            (7,131)        (35,372)        (2,294)
Increase in pledged deposits......................                           (16,506)        (39,083)        (2,414)
Decrease in time deposits.........................                             6,051          10,011         12,149
                                                                           ---------       ---------      ---------
Net cash provided (used) by investing activities..                           141,665        (167,074)      (182,364)
                                                                           ---------       ---------      ---------
Cash flow from financing activities
Proceeds from the issuance of share capital.......                                --              --            774
Proceeds from the issuance of debt and other
   financing......................................                           182,828         379,957        276,778
Repayment of debt and other financing.............                          (363,584)       (358,294)      (173,563)
Proceeds from minority share of recapitalization
   of subsidiary..................................                                --              --          4,206
Payment of dividends to minority interests........                           (16,536)             --             --
Proceeds from shareholders........................                                --             905            516
Net (purchase) sale of treasury stocks............                            (2,488)              8          3,797
                                                                           ---------       ---------      ---------
Net cash (used) provided by financing activities..                          (199,780)         22,576        112,508
                                                                           ---------       ---------      ---------
Cash effect of exchange rate changes..............                              (291)          1,884           (775)
                                                                           ---------       ---------      ---------
Net increase (decrease) in cash and cash
   equivalents                                                                14,175         (38,645)        56,838
Cash and cash equivalents, beginning..............                            56,276          94,921         38,083
                                                                           ---------       ---------      ---------
Cash and cash equivalents, ending.................                            70,451          56,276         94,921
                                                                           =========       =========      =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      MILLICOM INTERNATIONAL CELLULAR S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                             Number                                               Profit
                                 Number    of shares                                             and loss
                               of shares    held in     Share     Share    Treasury  Revaluation  account    Other
                              outstanding  the Group   Capital   Premium     Stock     Reserve  (Restated) Reserves(i)
                              -----------  ---------   -------   -------     -----     -------  ---------- -----------
                                  '000       '000     (US$'000) (US$'000)  (US$'000)  (US$'000)  (US$'000)  (US$'000)
Balance as of December
   31, 1999...............        70,737    (22,036)   141,474   136,742    (55,838)   333,778   (225,828)   (35,499)
Transfer to legal reserve.            --         --         --        --         --         --       (613)       613
Shares issued via the
   exercise of options
   during the year........            13        150         26       748      3,797         --         --         --
Profit for the year.......            --         --         --        --         --         --    355,388         --
Movement in revaluation
   reserve................            --         --         --        --         --   (316,042)        --         --
Movement in currency
   translation reserve....            --         --         --        --         --         --         --      2,445
                                --------   --------   --------  --------   --------   --------   --------   --------
Balance as of December
   31, 2000...............        70,750    (21,886)   141,500   137,490    (52,041)    17,736    128,947    (32,441)
Cumulative effect of
   adopting IAS 39(ii)....            --         --         --        --         --         --    (45,264)        --
                                --------   --------   --------  --------   --------   --------   --------   --------
Restated balance as of
   January 1, 2001........        70,750    (21,886)   141,500   137,490    (52,041)    17,736     83,683    (32,441)
Transfer to legal reserve.            --         --         --        --         --         --     (3,349)     3,349
Shares issued/sold via
   the exercise of options
   during the year........            --          1         --        --          8         --         --         --
Loss for the year.........            --         --         --        --         --         --   (138,053)        --
Issuance of Shares........           374         --        749     2,250         --         --         --         --
Movement in revaluation
   reserve................            --         --         --        --         --    (79,061)        --         --
Movement in currency
   translation reserve....            --         --         --        --         --         --         --    (12,926)
                                --------   --------   --------  --------   --------   --------   --------   --------
Balance as of December
   31, 2001...............        71,124    (21,885)   142,249   139,740    (52,033)   (61,325)   (57,719)   (42,018)
Shares issued/sold via
   the exercise of
   options during the year            --         --         --        --         --         --         --         --
Loss for the year.........            --         --         --        --         --         --   (385,143)        --
Shares purchased during
   the year...............            --       (386)        --        --     (2,488)        --         --         --
Effect of reverse stock
   split..................       (47,416)    14,847         --        --         --         --         --         --
Prolonged decrease in
   market value...........            --         --         --        --         --     61,325         --         --
Movement in currency
   translation reserve....            --         --         --        --         --         --         --    (37,847)
                                --------   --------   --------  --------   --------   --------   --------   --------
Balance as of December
   31, 2002...............        23,708     (7,424)   142,249   139,740    (54,521)        --   (442,862)   (79,865)
                                ========   ========   ========  ========   ========   ========   ========   ========

----------
(i) Other reserves at December 31, 2002 consist of a $(84,121,000) currency translation reserve (2001: $(46,274,000), 2000: $(33,348,000)) and a
     $4,256,000 legal reserve (2001: $4,256,000, 2000: $907,000).

(ii) See Note 2r.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      MILLICOM INTERNATIONAL CELLULAR S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2002, 2001 AND 2000

1.   ORGANIZATION

     Millicom International Cellular S.A. (the "Company"), a Luxembourg Societe Anonyme, and its subsidiaries, joint ventures and associated companies (the "Group" or "MIC") is a leading operator of telephone services in the world's emerging markets in Asia, Latin America and Africa. As of December 31, 2002, the Company had interests in 16 cellular operations in 15 countries. In addition, MIC provides high-speed cellular data services in five countries. MIC also has a 6.8% interest in Tele2 AB. Tele2 AB is an alternative pan-European telecommunications company offering fixed and mobile telephony, data network and internet services in 22 countries. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg stock exchange. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg.

     MIC's cellular interests ("MIC Cellular") operate through strategic operating entities principally focused on major geographic regions of the world:

     Sanbao Telecom (Asia)
     MIC Latin America
     MIC Africa

     In 2001, MIC disposed of FORA Telecom, its Russian segment (Note 20). In November 2002, MIC disposed of MIC Systems, its GSM clearing-house (Note 20).

     The Group was formed in December 1990 when Industriforvaltnings AB Kinnevik ("Kinnevik"), a company established in Sweden, and Millicom Incorporated ("Millicom"), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom was merged ("the Merger") into a wholly owned subsidiary of MIC, MIC-USA Inc ("MIC-USA") a Delaware corporation, and the outstanding shares of Millicom's common stock were exchanged for approximately 46.5% of MIC's common stock outstanding at that time.

     As of December 31, 2002, Kinnevik owns approximately 36% of MIC.

2.   SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

   Basis of preparation

     The consolidated financial statements of the Group are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. These consolidated financial statements are not prepared for the purposes of statutory filing.

     The Group has experienced significant losses during the last two years and has negative equity of $295,259,000 at December 31, 2002. The Group has substantial outstanding debt, significant debt service obligations and capital requirements. Management of the Group has taken certain measures to restructure the operations of the Group and reduce the extent of its obligations. This has included the disposal of certain businesses and investments during 2002 (see
Note 20) and subsequent to the end of the year (see Note 31). Further, the Group has made an exchange offer to holders of the Senior Subordinated Notes (see Note 17 for a description of the Senior Subordinated Notes, and Note 31 for a description of the exchange offer). Management expects that the Group will generate sufficient cash from operations to meet its obligations as they come due and the financial statements have been prepared on the basis that the Group is a going concern.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

     Beginning on January 1, 2001, IAS 39, "Financial Instruments: Recognition and Measurement" became effective. The statement required that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Upon adoption of IAS 39, the Group recorded a cumulative adjustment, reflected in shareholders' equity, related to the options and other contracts as discussed in note 9, of $45,264,000.

     The consolidated financial statements are prepared in accordance with the following significant consolidation and accounting policies:

a)   Group accounting

     Subsidiaries

     Subsidiaries, which are those entities (including Special Purpose Entities) in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

     The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

     Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets acquired, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See note 2(b) for the accounting policy on goodwill. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

     Associates

     Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-investment profits or losses of associates is recognized in the income statement and its share of post-investment movements in reserves is recognized in reserves. The cumulative post-investment movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortization) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

     Joint ventures

     Entities that are jointly controlled are consolidated using the proportional method which combines the Group's assets, liabilities, income and expenses with the Group's share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest.

     The Group recognizes the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other venturers. The Group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

b)  Goodwill

     The excess of cost of an acquisition over the Group's interest in the fair value of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of transaction is recorded as Goodwill and recognized as an asset in the balance sheet. Goodwill is amortized using the straight-line method over its estimated useful life but not longer than 20 years. Goodwill on associates is included in their carrying value in the caption "Investments in associated companies".

     At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

     Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the identifiable non-monetary assets acquired, is recognized in the income statement over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; negative goodwill in excess of the fair values of those assets is recognized in the income statement immediately.

c)  Licenses

     The carrying value of licenses for the right to provide mobile cellular, cellular and other telephone services as well as related ancillary services held by joint ventures and subsidiaries is disclosed in note 5.

     The Group operates in an industry that is subject to changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate making, frequency allocation and technical standards. Licenses are amortized using the straight-line basis over periods of five to 20 years depending on the term of the license. Licenses held, subject to certain conditions, are renewable and are generally non-exclusive. MIC does not currently expect any of the Group's telephone operations to be required to cease due to license reviews and renewals. Under the terms of the respective licenses, the joint ventures and subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

d)  Deferred costs

     The Group capitalizes internal software development costs. The capitalization of these costs begins when a software package's technological feasibility has been established and the costs can be measured reliably and ends when the software package is completed and ready for use. On completion of each software package, such costs are amortized on a straight-line basis over three to five years with a periodic evaluation as to their ultimate realization. The majority of these costs related to Multinational Automated Clearing House SA ("MACH"), a subsidiary developing clearing services for Global System for Mobile Communications ("GSM") operators.

e)  Tangible assets

     Tangible assets are stated at cost and are depreciated over their estimated useful lives using the straight-line method. All repairs and maintenance expenditures are expensed as they occur.

     Maximum estimated useful lives are:

     Buildings......................   40 years or life of lease if lower
     Networks.......................   five to ten years
     Other..........................   two to seven years

     Construction in progress consists of the cost of labor and other direct costs associated with tangible assets being constructed by the Group.

     Costs directly associated with the establishment of new networks are recorded as construction in progress in tangible fixed assets in the consolidated balance sheets. Such costs are primarily related to engineering and design work for the installation of the network and systems integral to its operation. The amortization of these costs commences on the date that the network becomes operational.

     The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

f)  Inventories

     Inventories consist of cellular telephone equipment and related accessories, which are classified as trading inventory, and network equipment spares, which are classified as non-trading inventory. Inventory is stated at the lower of cost or market value, with cost determined on a first-in, first-out basis and market value based on the estimated net realizable value.

g)  Time and pledged deposits

     Time deposits represent cash deposits with banks that earn interest at market rates and have maturity periods of between six and nine months.

     Pledged deposits represent contracted cash deposits with banks that are held as security for debts either at the corporate or operational entity level. MIC is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.

h)  Cash and cash equivalents

     Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

     Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are included within other debt and financing in current liabilities on the balance sheet.

i)  Foreign currency translation

     i) Reporting and measurement currency

     The measurement currency of the Group is the US dollar. The Company is located in Luxembourg and its subsidiaries, joint ventures and associated companies operate in different currencies. The measurement currency of the Company is the US dollar because of the significant influence of the US dollar on its operations. The measurement currency of each subsidiary, joint venture and associated company, where these are foreign entities, is determined in accordance with the requirements of SIC 19 "Reporting Currency--Measurement and Presentation of Financial Statements under IAS 21 and IAS 29".

     ii) Transactions and balances

     In the financial statements of Group entities, transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rate existing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year-end are reported at the exchange rates prevailing at the year-end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the consolidated statements of profit and loss.

     For the purposes of consolidating joint ventures and subsidiaries that report in currencies other than US dollars, the balance sheets are translated using the closing rate method. Profit and loss accounts are translated at the average exchange rate during the year. Foreign exchange gains and losses arising from the translation of financial statements are recorded as a separate component of shareholders' equity.

     The following is a table of the principal currency translation rates to the US dollar as of December 31, 2002 and 2001 and the average rates for the year ended December 31, 2002.

                                                  2002           2002               2001
Country                         Currency      Average rate  Year-end rate      Year-end rate
-------                         --------      ------------  -------------      -------------
Argentina...................    Pesos                 3.15           3.36               1.00
El Salvador.................    Colon                 8.75           8.75               8.75
Ghana.......................    Cedi              7,957.19       8,400.00           7,400.00
Guatemala...................    Quetzal               7.81           7.64               7.91
Honduras....................    Lempira              16.39          16.92              15.88
India.......................    Rupee                48.56          47.97              48.22
Luxembourg..................    Euro                  1.06           0.95               1.12
Mauritius...................    Rupee                29.96          29.30              30.25
Pakistan....................    Rupee                59.50          58.25              59.90
Paraguay....................    Guarani           5,697.27       7,150.00           4,635.00
Philippines.................    Peso                 51.74          53.60              51.60
Senegal.....................    CFA franc           696.21         625.76             736.70
Sierra Leone................    Leone             2,058.09       1,970.00           2,091.00
Sri Lanka...................    Rupee                95.56          96.73              93.16
Tanzania....................    Shilling            960.69         963.00             917.00
United Kingdom..............    Pound                 0.67           0.62               0.69

     Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and end of the period.

     Foreign exchange risk

     MIC seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, MIC may borrow in US dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in US dollars or because US dollar-denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, MIC has currently decided to accept the remaining currency risk associated with the financing of its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover in the currencies of the countries in which the Group operates.

j)  Revenue recognition

     The Group revenue sources in the consolidated income statement comprise the following:

     Revenues from provision of telecom services

     These recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees, revenue from the provision of data clearing services and other telecommunications services such as data services and short message services. Recurring revenues are recognized on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

     Connection revenues

     Initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

     Equipment revenues

     These revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

k)  Prepaid cards

     Prepaid cards allow the forward purchase of a specified amount of airtime by customers. Revenues are recognized as credit is used. Unutilized airtime is carried in the balance sheet and is included under deferred income within other current liabilities.

l)  Cost of sales

     The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of channel, costs of handsets and other accessories sold and commissions payable to agents for obtaining customers on behalf of the Group. Costs of sales are recorded on an accrual basis.

     Cost of sales also includes the depreciation, amortization and impairment of network equipment (Note 2 e) and licenses (Note 2 c).

m)  Customer subscriber acquisition costs

     Specific customer subscriber acquisition costs, including handset subsidies and free phone promotions, are charged to sales and marketing when the subscriber is activated. Advertising costs are charged to sales and marketing when incurred and amounted to $24,914,000 for the year ended December 31, 2002 (2001: $31,376,000; 2000: $30,065,000).

n)  Leases

     Operating lease rentals are charged to the profit and loss account on a straight-line basis over the life of the lease.

     Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

o)  Taxation

     The companies of the Group are subject to taxation in the countries in which they operate. Corporate tax, including deferred taxation where appropriate, is applied at the applicable current rates on their taxable profits. Deferred income taxes are determined using the liability method whereby the future expected consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements are recognized as deferred tax assets and liabilities.

     Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

     Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

p)  (Loss) earnings per common share

     Basic (loss) earnings per common share are based on the (loss) profit for the year divided by the weighted average number of common shares outstanding during the year. Diluted (loss) earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the sum of the weighted average number of common shares outstanding and the dilutive effect of the weighted average number of dilutive potential ordinary shares.

q)  Amounts due from joint ventures

     In the ordinary course of business, the Company advances cash to fund operations of the joint ventures. During consolidation of the Group's financial statements, certain amounts are eliminated based on the Company's ownership percentage in each joint venture. The remaining amount represents the partner's share of the joint venture's payable to the Company.

r)  Financial instruments

     A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. After the initial recognition, the Group revalues financial assets held as available-for-sale and derivatives at fair value.

     Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced or liquidation sale. Fair values are obtained from quoted market prices, discounted cash flow models and option- pricing models using management's estimates as appropriate.

     Investment in securities

     The Company has classified all of its financial assets and financial liabilities in accordance with the categories identified in IAS 39. Management considers all of the Group's investments in marketable and non-marketable equity securities, other than subsidiaries, joint ventures and associated companies, to be available for sale.

     Available-for-sale securities are reported at fair value with net unrealized gains or losses reported within shareholders' equity under the caption "Revaluation reserve". Realized gains and losses are computed on an average cost basis and are recorded in the profit and loss statement.

     When securities classified as available-for-sale are sold or impaired or when there is a significant and prolonged decline in the fair value below subscriber acquisition cost, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

     The Group determines the fair value of its investment in securities, which is comprised of available-for-sale securities, based on quoted market prices. The fair value of non-marketable securities is based on management's best estimate of the amount at which the securities could be sold in a current transaction.

     Unquoted available-for-sale equity investments are reviewed for impairment losses every balance sheet date and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash inflows. The discount rate applied is based upon the entities' weighted average cost of capital with appropriate adjustment for the risks associated with the investment under assessment. When the level of information available to calculate the net present value of expected future cash inflows makes this exercise unworkable, management use different valuation techniques to estimate whether there is objective evidence of impairment and to determine the likely amount of impairment, if any.

     Other current financial assets and liabilities

     The fair value of the other current financial assets and liabilities due within one year approximate the carrying value disclosed in the financial statements due to the short-term nature on which these transactions settle. Current assets, on which provisions are necessary, are netted against that provision to reflect the estimated amount that will be settled.

     Borrowings

     Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

     Corporate subordinated debt consists of 13.5% Senior Subordinated Notes due in 2006 (Note 17). These were issued at a discount and were initially recorded based on the face value less the un-amortized discount. The discount between the issue and redemption values is amortized through the interest expense account in the income statement at a constant percentage of the balance sheet carrying value. The corresponding amount is added to the balance sheet carrying value of the notes for each period up to the commencement of the payment of cash interest.

     Borrowings due after more than one year, excluding corporate subordinated debt and subordinated debt notes in Colombia, is primarily comprised of bank loans bearing market rates of interest that vary on a regular basis.

     Derivative financial instruments

     IAS 39 requires that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Derivatives are initially recorded at cost either in other current assets or other financial liabilities as applicable and then are re-measured to fair value through the statement of profit and loss under the caption "Fair value result on financial instruments". Upon adoption of IAS 39, the Company recorded a cumulative adjustment related to these derivatives, reflected in shareholders' equity of $45,264,000. See note 9 for further description and fair value of the derivatives.

     Certain derivatives embedded in other financial instruments, such as call and put options related to the Company subordinated debt (Note 17), are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains and losses reported in income.

     Trade receivables

     Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

s)  Risk management

     Liquidity Risk

     The Group has incurred significant indebtedness but evaluates its ability to meet its obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage its liquidity risk, including the designation of certain assets as available for sale.

     Credit Risk

     Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, time and pledge deposits, letters of credit, available-for-sale securities and accounts receivable. The counter-parties to the agreements relating to the Group's cash and cash equivalents, time deposits, pledge deposits and available-for-sale securities are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counter-parties. Accounts receivable are derived from the provision of telecom services to a large number of customers, including businesses and individuals as well as local telecommunications companies and the related concentration of credit risk is therefore limited. The Group maintains a provision for impairment of trade receivables based upon the expected collectability of all trade accounts receivable.

t)  Impairment of non-financial assets

     The recoverability of the Group's assets, including its intangible assets, is subject to the future profitability of the Group's operations and the evolution of the business in accordance with its plans. In evaluating the recoverability of its assets, the value and future benefits of the Group's operations are periodically reviewed by management based on technological, regulatory and market conditions. When certain operational and financial factors indicate an impairment of value, the Group evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance, and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management's estimates of recoverable amounts for the individual asset or, if not possible, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. For new product launches where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets' carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. In 2002, 2001 and 2000, management recorded a non-cash charge related to the impairment of certain assets (Note 20).

u)  Segment reporting

     Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

v)  Comparatives

     When necessary, and in particular in the consolidated income statement, comparative figures have been adjusted to conform with changes in presentation in the current year.

w)  Equity compensation benefits

     Share options are granted to management and key employees. Options are granted at the market price of the shares on the date of the grant and are exercisable at that price. Options are exercisable beginning three years from the date of grant and have a contractual option term of six years. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium. The Group does not make a charge to staff costs in connection with share options.

3.   JOINT VENTURES AND SUBSIDIARIES

a)  Joint ventures

     The following companies have been proportionally consolidated as joint ventures:

                                                                         Holding        Holding
                                                                       December 31,   December 31,
Name of the company                                  Country               2002           2001
-------------------                                 -------------     -------------  -------------
                                                                        % of share     % of share
                                                                      capital owned  capital owned
Sanbao Telecom (Asia)
   Cam GSM Company Limited......................    Cambodia                 58.4           58.4
   Royal Telecam International Limited..........    Cambodia                 57.0           57.0
   Millicom Lao Co. Ltd.(i).....................    Lao People's             78.0           --
                                                    Democratic
                                                    Republic
   Emtel Limited................................    Mauritius                50.0           50.0
   Express Telecommunications Co Inc(ii)........    Philippines              --             40.0
MIC Latin America
   Comunicaciones Celulares SA..................    Guatemala                55.0           55.0
   Inversiones Rocafuerte SA....................    Honduras                 50.0           50.0
MIC Africa
   Cellco sarl(iii).............................    Democratic               --             50.9
                                                    Republic of
                                                    Congo
   MIC Tanzania Limited.........................    Tanzania                 57.0           57.0

Other
   Millicom Argentina SA........................    Argentina                65.0           65.0

----------
(i) In January 2002, the Company was awarded a license to provide a GSM service. It is expected that services will commence in the first half of 2003.

(ii) The Company had an additional beneficial ownership of 7.9% in Express Telecommunications Co. Inc. through intermediary holding companies, which is included in the consolidated results. In December 2002, MIC sold its interest in Express Telecommunications Co. Inc.

(iii) In September 2002, MIC disposed of its interest in Cellco sarl.

      The Directors have determined the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, of the above ventures.

     The following amounts have been consolidated into the Group accounts representing the Group's share of assets, liabilities, income and expenses in the above ventures, excluding divested operations.

                                                             2002         2001        2000
                                                          ---------    ---------    ---------
                                                          (US$'000)    (US$'000)    (US$'000)
Revenues..............................................     186,935      180,704      123,626
Total operating expenses..............................    (141,422)    (135,763)     (95,745)
Operating profit......................................      45,513       44,941       27,881

Tangible assets.......................................     134,439      125,893      108,579
Fixed fee licenses, net...............................         401          451        1,241
Deferred costs and other non-current assets, net......       2,352        2,361        1,747
Total non-current assets..............................     138,079      131,140      111,588
Current assets........................................      71,237       58,841       48,273
Amounts due from joint ventures to MIC................     (14,053)     (14,827)      (7,763)
Non-current liabilities...............................     (40,358)     (35,334)     (24,724)
Current liabilities...................................     (65,875)     (82,804)     (70,957)

Cash flow:
   Cash generated from operating activities...........      46,791       34,251       43,650
   Cash flow from investing activities................     (30,879)     (32,103)      46,788
   Cash flow from financing activities................     (21,146)     (13,350)     (75,669)

b)  Subsidiary companies

     The Group has the following significant subsidiary companies:

                                                                          Holding        Holding
                                                                        December 31,   December 31,
Name of the company                                     Country             2002           2001
-------------------                                   ------------     -------------   -------------
                                                                        % of share      % of share
                                                                       capital owned   capital owned
SANBAO Telecom (Asia)
   Celltel Lanka Limited..........................    Sri Lanka               99.9           99.9
   Comvik International (Vietnam) AB(i)...........    Vietnam                 80.0           90.0
   Pakcom Limited.................................    Pakistan                61.3           61.3
   Paktel Limited.................................    Pakistan                98.9           98.9
MIC Latin America
   Telefonica Celular de Bolivia SA...............    Bolivia                100.0          100.0
   Celcaribe SA(ii)...............................    Colombia                95.4           92.7
   Telefonica Celular del Paraguay SA.............    Paraguay                96.0           96.0
MIC Africa
   Millicom (Ghana) Limited(iii)..................    Ghana                  100.0           70.0
   Sentel GSM.....................................    Senegal                 75.0           75.0
   Millicom Sierra Leone LTD......................    Sierra Leone            70.0           70.0
Other
   Cybertwiga Limited.............................    Tanzania               100.0          100.0
   GisMo SA(iv)...................................    Luxembourg              --            100.0
   GisMo Finance SA(iv)...........................    Luxembourg              --            100.0
   Millicom Peru SA...............................    Peru                   100.0          100.0
   Liberty Broadband Limited(v)...................    United Kingdom          --            100.0

MIC Systems(vi)
   Multinational Automated Clearing House SA......    Luxembourg              --            100.0
   Magellan SA....................................    Luxembourg              --            100.0
   Globalport SA..................................    Luxembourg              --            100.0
   Interfact SA...................................    Luxembourg              --            100.0
Unallocated
   Millicom International Operations SA...........    Luxembourg             100.0          100.0
   MIC-USA Inc....................................    United States          100.0          100.0
   Millicom Holding BV............................    Netherlands            100.0          100.0
   Millicom International Operations BV...........    Netherlands            100.0          100.0
   Millicom Telecommunications BV.................    Netherlands            100.0          100.0
   Millicom Telecommunications SA.................    Luxembourg             100.0          100.0
   MIC Systems BV(vii)............................    Netherlands             83.3          100.0
   MIC Latin America BV...........................    Netherlands            100.0          100.0
Millicom International BV.........................    Netherlands            100.0          100.0

----------

(i) Comvik International (Vietnam) AB ("CIV"), a 80% owned subsidiary of the Company, and Vietnam Mobile Services Co. ("VMS") have entered into a revenue sharing agreement to operate a national cellular GSM system in Vietnam ("Mobifone"). This revenue sharing agreement, which had a ten year term starting July 1, 1995, provided that CIV would be entitled to receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the revenue sharing agreement was amended and stated that MIC would continue to receive 50% of net revenue in years six through ten of the contract agreement. CIV initially contracted to invest $128 million in the venture. Such commitment has been met as of December 31, 2002. As part of the amendment in 2000, and a further amendment in 2001, CIV committed to invest an additional minimum of $65 million, of which approximately $18 million has been disbursed as of December 31, 2002. At the time the revenue sharing agreement expires in 2005, legal title to all equipment shall be transferred to VMS at a price of $1. Negotiations are ongoing to extend the life of the revenue sharing agreement for a significant period of time. In July 2002, MIC's partner exercised his right to acquire an additional 10% in the operation (Note
      20b).

(ii) In 2002, the Company increased its ownership throughout the year to arrive at an ownership percentage of 95.4% as of December 31, 2002 (note 9 and note 17).

(iii) In November 2002, MIC purchased the remaining 30% interest in Millicom (Ghana) Limited.

(iv)  These companies were liquidated in December 2002.

(v) In September 2002, MIC sold its interest in Liberty Broadband Limited, formerly Tele2 (UK) Limited.

(vi) MIC sold its remaining 83% interest in the MIC Systems' companies in November 2002.

(vii) In May 2002, MIC sold a 17% interest in MIC Systems BV to Kinnevik BV.

c)   Associated companies

                                                         2002           2001
                                                      --------       --------
                                                      (US$'000)      (US$'000)
At the beginning of year.........................       52,858             --
Share of results before tax......................           62             --
Share of tax.....................................           --             --
                                                      --------       --------
Share of results after tax.......................           62             --
                                                      --------       --------

Exchange differences.............................           34             --
Transfers(i).....................................      (51,941)        52,858
                                                      --------       --------
At end of year...................................        1,013         52,858
                                                      ========       ========


     As at December 31, 2002, the principal associated company, which is unlisted, is Navega S.A.(ii).

----------
(i) As of May 2001, Group management determined that, due to a dispute with the local shareholders, circumstances regarding its investment in 70% owned operation in El Salvador had changed so that proportional consolidation was no longer appropriate. Therefore, as of December 2001, the entity was accounted for under the equity method and recorded in the balance sheet under the caption "Investments in associated companies". As of December 31, 2002, this dispute has still to be settled and management no longer feels it is able to exercise a significant influence in the operation and therefore feels it is more appropriate to show its investment as a long-term asset in the balance sheet under the caption "Investment in securities".

(ii) As of December 31, 2001, MIC's interest in Navega SA was recorded as a long-term investment in securities. During the course of 2002, the Group was able to exercise significant influence in the operation and therefore transferred the investment cost of $917,000 to investments in associated companies.

4.   GOODWILL

     The movements in goodwill, including negative goodwill, were as follows:

                                                       2002           2001
                                                    ---------      ---------
                                                    (US$'000)      (US$'000)
Cost
Opening balance.................................       70,431        64,982
Additions.......................................        2,268         8,091
Write-down in year (Note 20)(i).................      (36,308)       (1,652)
Acquisition of negative goodwill................           --          (755)
Effect of change in ownership...................         (829)         (235)
                                                    ---------     ---------

Closing balance.................................       35,562        70,431
                                                    =========     =========
Amortization
Opening balance.................................      (17,856)      (10,001)
Charge for the year.............................       (7,865)       (8,090)
Effect of change in ownership...................          331           235
                                                    ---------     ---------
Closing balance.................................      (25,390)      (17,856)
                                                    =========     =========
Net book value
Closing balance.................................       10,172        52,575
                                                    =========     =========
Opening balance.................................       52,575        54,981
                                                    =========     =========

----------
(i)  Accumulated write-downs at December 31, 2002 were $36,308,000 (2001:
     $1,030,000). These write-downs are mainly in respect of MIC's interest in Colombia. During 2002, the Group reversed $1,030,000 accumulated write-down as part of the divestment of its operation in the Philippines (Note 20).

     Included in the gain from sale of subsidiaries and joint ventures in the year ended December 31, 2002 was $498,000 of goodwill. This amount relates to the disposal of MIC's operation in the Democratic Republic of Congo and is included in the segment "MIC Africa". The amount of goodwill acquired in 2002 of $2,268,000 is allocated to the following segment: $752,000 for MIC Latin America, $1,110,000 for Sanbao Telecom and $406,000 for MIC Africa.

     The movements in negative goodwill were as follows:

                                                     2002        2001
                                                  ---------   ---------
                                                  (US$'000)   (US$'000)
Cost
Opening balance.................................    (11,483)    (10,728)
Additions.......................................         --        (755)
Effect of change in ownership...................         99          --
                                                  ---------   ---------
Closing balance.................................    (11,384)    (11,483)
                                                  =========   =========
Amortization
Opening balance.................................      2,147         754
Charge for the year.............................      1,393       1,393
Effect of change in ownership...................        (99)         --
                                                  ---------   ---------
Closing balance.................................      3,441       2,147
                                                  =========   =========
Net book value
Closing balance.................................     (7,943)     (9,336)
                                                  =========   =========
Opening balance.................................     (9,336)     (9,974)
                                                  =========   =========

5.   LICENSES

     Licenses comprise the amortized cost of purchased fixed fee licenses and other licenses held by joint ventures and subsidiaries (Note 2c). The movements were as follows:

                                                     Total          Total
                                                     2002           2001
                                                   ---------      ---------
                                                   (US$'000)      (US$'000)
Cost
Opening balance................................      284,519        315,800
Additions......................................        3,962          6,486
Write-downs for the year (Note 20)(i)..........      (46,678)       (20,570)
Effect of change in ownership percentage.......      (54,940)       (17,741)
Transfers......................................          404             --
Exchange rate movements........................       (2,435)           544
                                                   ---------      ---------
Closing balance................................      184,832        284,519
                                                   ---------      ---------
Amortization
Opening balance................................     (119,978)      (114,676)
Charge for the year............................      (16,726)       (18,703)
Effect of change in ownership percentage.......       36,125         13,397
Transfers......................................          120             --
Exchange rate movements........................           98              4
                                                   ---------      ---------
Closing balance................................     (100,361)      (119,978)
                                                   =========      =========
Net book value
Closing balance................................       84,471        164,541
                                                   =========      =========
Opening balance................................      164,541        201,124
                                                   =========      =========

----------
(i)  Accumulated write-downs as of December 31, 2002 were $46,678,000 (2001:
     $39,627,000, 2000: $33,020,000), including the disposal of $39,627,000 accumulated write-downs as part of the divestment of the Group's interest in the Philippines and Liberty Broadband Ltd. (Note 20).

     During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

     The weighted-average amortization period of licenses acquired during 2002 is 10 years.

     The estimated aggregate amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is shown the table below:

Estimated amortization expense                                (US$'000)
------------------------------                                ---------

For the year ended December 31, 2003.......................      5,833
For the year ended December 31, 2004.......................      4,428
For the year ended December 31, 2005.......................      3,578
For the year ended December 31, 2006.......................      2,881
For the year ended December 31, 2007.......................      2,852

6.   DEFERRED COSTS AND OTHER NON-CURRENT ASSETS, NET

     The movements in the year were as follows:

                                                    Software       Other
                                                  development    non-current     Total         Total
                                                      costs        assets        2002          2001
                                                    ---------     ---------    ---------     ---------
                                                    (US$'000)     (US$'000)    (US$'000)     (US$'000)
Opening balance, net...........................        8,820         6,865       15,685        19,492

Additions......................................        3,331         1,300        4,631         7,177
Disposals......................................         (266)       (4,213)      (4,479)       (1,702)
Amortization for the year(i)...................       (5,087)       (1,125)      (6,212)       (6,424)
Effect of change in ownership percentage.......       (3,253)          (80)      (3,333)       (7,105)
Transfers......................................         (856)           --         (856)        4,999
Exchange rate movements........................           19          (536)        (517)         (752)
                                                     -------       -------      -------       -------
Closing balance, net...........................        2,708         2,211        4,919        15,685
                                                     =======       =======      =======       =======

----------
(i) Accumulated amortization for software development costs and other non-current assets as of December 31, 2002 was $13,946,000 (2001:
     $23,099,000; 2000: $22,097,000).

     During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

     The Company does not hold major intangible assets not subject to amortization.

7.   TANGIBLE ASSETS

     The movements in the year were as follows:

                                      Land and                 Construction                   Total         Total
                                      buildings     Networks    in progress      Other        2002          2001
                                      ---------     ---------  ------------    ---------    ---------     ---------
                                      (US$'000)     (US$'000)    (US$'000)     (US$'000)    (US$'000)     (US$'000)
Cost
Opening balance..................       20,778       676,243       56,763       118,691      872,475       925,134

Additions........................        1,556        65,476       27,005         3,737       97,774       179,521
Disposals........................       (1,194)         (355)      (9,781)      (15,267)     (26,597)      (29,852)
Transfers........................          672        33,951      (44,838)        9,111       (1,104)          (16)
Write-down of assets.............           --        (6,833)          --            --       (6,833)           --
Exchange rate movements..........       (2,054)      (32,594)      (3,211)       (3,940)     (41,799)      (50,819)
Effect of change in ownership
   percentage....................         (618)      (11,719)      (1,788)       (7,864)     (21,989)     (151,493)
                                      --------      --------     --------      --------     --------      --------

Closing balance..................       19,140       724,169       24,150       104,468      871,927       872,475
                                      ========      ========     ========      ========     ========      ========

Depreciation
Opening balance..................       (5,630)     (288,065)          --       (66,544)    (360,239)     (347,633)

Charge for the year..............       (1,215)      (87,988)          --       (19,779)    (108,982)     (120,974)
Disposals........................        1,283         8,858           --        16,448       26,589        15,845
Transfers........................           --           459           --        (1,035)        (576)          126
Exchange rate movements..........          358        16,994           --         2,280       19,632        20,232
Effect of change in ownership
   percentage....................          301         5,407           --         4,874       10,582        72,165
                                      --------      --------     --------      --------     --------      --------

Closing balance..................       (4,903)     (344,335)          --       (63,756)    (412,994)     (360,239)
                                      ========      ========     ========      ========     ========      ========
Net book value
Closing balance..................       14,237       379,834       24,150        40,712      458,933       512,236
                                      ========      ========     ========      ========     ========      ========
Opening balance..................       15,148       388,178       56,763        52,147      512,236       577,501
                                      ========      ========     ========      ========     ========      ========
Leased assets included in the
   above.........................        1,139            --           --           125        1,264         1,644
                                      ========      ========     ========      ========     ========      ========

     During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

8.   INVESTMENT IN SECURITIES

     As of December 31, 2002 and 2001, MIC had the following available-for-sale securities:

                                                           2002           2001
                                                         ---------     ---------
                                                         (US$'000)     (US$'000)
Non-current available for sale securities:
   Tele2 AB.........................................      164,031       659,440
   El Salvador......................................       52,858            --
   Other investments................................        3,497        17,389
                                                        ---------     ---------
                                                          220,386       676,829
                                                        =========     =========
Current available for sale securities:
   Tele2 AB.........................................      101,540            --
                                                        =========     =========

     Tele2 AB

     Tele2 AB ("Tele2") is an alternative pan-European telecommunication company offering fixed and mobile telephony, data network and Internet services in 22 countries. Tele2 is listed on the Stockholm Stock Exchange and the NASDAQ National Market. In 2001, the Group classified its investment in Tele2 as non-current as management considered it to be a strategic investment. However, the Group sold certain of these shares during the course of 2002 in order to meet liquidity needs and has re-classified that portion of its holding that is not pledged against financing as a current asset in the consolidated balance sheet as of December 31, 2002.

     Tele2 share transactions have been summarized in the table below:

                                        Number of Shares held
                                        ---------------------
                                                                                   Cash
                                                                                 received/
                                                                                  (assets
                                         Tele2 A       Tele2 B      Ownership   disposed of)  Gain/(loss)      Total
                                       ----------    ----------    ----------   ------------  -----------   ----------
                                                                         %        (US$'000)     (US$'000)    (US$'000)
Balance as of December 31, 1999...      1,384,316     4,607,228          5.77%                                 400,895
Sale of shares....................             --      (900,000)        (0.85)%      65,434       55,321       (10,113)
Exchange SEC shares for Tele2
   AB shares......................      4,000,000    10,715,660          8.78%     (115,390)     609,941       725,331
Unrealized change in market
   value..........................             --            --            --            --     (316,043)     (316,043)
                                       ----------    ----------    ----------    ----------   ----------    ----------
Balance as of December 31, 2000...      5,384,316    14,422,888         13.70%                                 800,070
Sale of shares....................             --    (3,513,000)        (3.60)%     125,195      (15,931)     (141,126)
Exchange of Shares for FORA
   assets (Note 20)...............             --     2,461,449          2.63%      (72,864)       6,693        79,557
Unrealized change in market
   value..........................             --            --            --            --      (79,061)      (79,061)
                                       ----------    ----------    ----------    ----------   ----------    ----------
Balance as of December 31, 2001...      5,384,316    13,371,337         12.73%                                 659,440
Sale of Tele2 AB shares...........             --    (8,743,110)        (5.94)%     167,238     (168,818)     (336,056)
Exchange of A shares for B
   shares.........................     (5,384,316)    5,384,316            --            --           --            --
Unrealized change in market
   value..........................             --            --            --            --      (57,813)      (57,813)
Prolonged decline in value
   transferred to profit and
   loss...........................             --            --            --            --      (61,325)           --
                                       ----------    ----------    ----------    ----------   ----------    ----------
Balance as of December 31, 2002...             --    10,012,543          6.79%           --           --       265,571
                                       ==========    ==========    ==========    ==========   ==========    ==========

     The cost of the Tele2 shares sold is determined on an average cost basis.

     In December 2001, MIC entered into a credit facility up to an amount totaling SEK 1,855 million (approximately $175 million as of December 31, 2001) from Toronto-Dominion Bank. As of December 31, 2002 6,184,293 shares of Tele2 AB (2001: 9,115,479), with a fair value of $164,031,000 (2001: $328,479,000), were pledged under this agreement (Note 17).

     El Salvador

     Note 3 (c)(i) explains that the Group no longer has control or significant influence over Telemovil El Salvador, so the Group's investment is accounted for as an available-for-sale financial asset in 2002. The shares of this investment are not quoted on a public market and management has not been able to obtain reliable financial information since early 2001. Management has made different estimates to value this investment using different valuation techniques that have resulted in a wide range of fair values. Management has therefore concluded that estimating a fair value in these conditions is inappropriate. Consequently the investment is being carried at the carrying amount as of December 31, 2001. The valuation exercise, however, produced sufficient evidence for management to conclude that the investment has not been impaired as of the balance sheet date.

     Other available-for-sale securities

     In January 2000, MIC invested $10,000,000 in Modern Holdings inc. ("Modern Holdings"), formerly known as XSource Corporation (Note 27) in the form of promissory notes. In February 2000, those notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of Modern Holdings. As of December 31, 2002 and 2001 the shares of Modern Holdings are not quoted on a public market. Following a restructuring of Modern Holdings and an independent valuation, MIC recognized an impairment of $7,050,000 on its investment in Modern Holdings. The carrying value of this investment was $2,950,000 at December 31, 2002 (2001: $10,000,000). In addition, the Group holds other available-for-sale securities for a total fair value of $547,000 as of December 31, 2002 (2001: $2,362,000).

     As indicated in Note 27, MIC does not consolidate its investment in Great Universal and Modern Holdings as, due to the warrant holders' right to exercise, it considers it does not control either company, and also that there exists severe long-term restrictions which significantly impair the ability of Great Universal and Modern Holdings to transfer funds to MIC.

     During the course of 2002, management made an impairment on 100% of Great Universal due to uncertainty concerning its recoverability.

9.   DERIVATIVES ARISING FROM BUSINESS COMBINATIONS

     MIC or its partners have agreements to purchase or sell interests in certain operations according to fixed conditions. These agreements qualify as derivatives under the prescribed accounting treatment in IAS 39. Details of the agreements are described as follows:

     Colombia--The holders of the Celcaribe Ordinary Share Trust Certificates ("Certificates") (Note 17) have an option to put their Certificates to the Company at a price that provides the holders with an internal rate of return of 15%. The option may be exercised on March 15 and September 15 each year, subject to the Company receiving 60 days' written notice, and expires on the earlier of a public market for Celcaribe shares and/or Stock Trust Certificates or March 15, 2004. Should MIC sell its interest in Celcaribe, the Certificates require the holders to sell their Certificates to the buyer on the same terms and conditions. During the course of 2002, no options were put to the Company. In 2001, holders of the Share Trust Certificates put 6,320,262 shares to the Group for a consideration of $20,108,895. The Group entered into a conditional agreement to sell its interest in Celcaribe to Comcel S.A. in December 2002 and at the same time gave notice to the holders of the Certificates that they would be required to sell their Certificates. The Group was not relieved of its obligation under the option until the sale of Celcaribe was finalized. However, invoking the requirement that the holders must sell their Certificates to the buyer, reduced the value of the option to nil as the sale was highly probable at December 31, 2002 and occurred on February 13, 2003. The fair value of the liability of the option as of December 31, 2002, was reduced to $nil (2001:
$14,414,000). The change in the fair value during the period to the date of the conditional sale agreement of $6,684,000 (2001: $6,176,000) has been recorded in the profit and loss statement under the caption "Fair value result on financial instruments". The credit generated on the reduction of the liability, $21,098,000, has been recorded in the profit and loss statement under the caption "General and administrative expenses".

     El Salvador--Since 1997, International Finance Corporation ("IFC"), a shareholder and lender to Telemovil, MIC's El Salvadorian operation, held a put option which, when exercised, required the Company to purchase IFC's shares in Telemovil at an agreed price. Additionally, the Company had a one-time right to purchase IFC's shares in Telemovil at an agreed price. As of December 31, 2002 and 2001, there were no remaining rights or obligations by the Company to repurchase shares as a result of the exercising of outstanding options during 2001. The settlement of the financial asset and liability resulted in a charge of $3,348,000 recorded in "Fair value result on financial instruments" in 2001. As of January 1, 2001, the fair value of the call option was $8,952,000 and the fair value of the put option was $5,604,000.

     Express Telecommunications Co. Inc--As part of the sale agreement for Express Telecommunications Co. Inc. ("Extelcom"), MIC has been granted, for the price of $1, the option to purchase 47.9% of the issued share capital of Extelcom at various prices up to ten years after issuance. The exercise price is $1,000,000 if exercised within 12 months increasing by an additional $1,000,000 for each year afterwards. If exercised between five and ten years after the option is issued, the purchase price is $8,000,000. Due to the history of losses incurred by the operation, management considers that the option has nil value. The option is not exercisable in part. As of December 31, 2002, the option has not been exercised.

     Vietnam--The shareholders' agreement grants the Company's partner an option to purchase an additional 10% equity interest in CIV by (i) paying an exercise price equal to 10% of the Company's total capital contribution with interest at a rate of LIBOR+2% and (ii) assuming a proportionate share of all financial guarantees and loans made by the Company to CIV. This option expires on the first anniversary of the date the term of the license is extended to at least 15 years. In July 2002, the option was put to the Company at an exercise price of $24,000. As of December 31, 2001, the fair value of the option that had not been put to the Company was $21,951,000 (2000: 21,561,000). The change in fair value to the date of exercisement of $1,174,000 (2001: $390,000) has been recorded as a "Fair value result on financial instruments" with the reversal of the liability, $23,125,000, credited to the profit and loss as a "Gain from sale of subsidiaries".

10.  PLEDGED DEPOSITS

     Pledged deposits represent interest bearing collateral for certain debts of Group companies (Note 17).

                                                        2002          2001
                                                     ---------     ---------
                                                     (US$'000)     (US$'000)

Pledged deposits..................................     37,762        58,523
Offset against borrowings (note 17)...............     (4,841)      (11,119)
                                                     --------      --------
                                                       32,921        47,404
                                                     ========      ========

     The effective interest rate on pledged deposits as at December 31, 2002, was 2.6% (2001: 7.3%).

11.  INVENTORIES

     The Group carries the following inventories, measured at lower of cost or net realizable value:

                                                        2002          2001
                                                     ---------     ---------
                                                     (US$'000)     (US$'000)

Trading inventories...............................      5,589        10,605
Non-trading inventories...........................      1,373         2,327
                                                     --------      --------
Total inventories.................................      6,962        12,932
                                                     ========      ========

12.  TRADE RECEIVABLES, NET

     Trade receivables comprise:

                                                        2002          2001
                                                     ---------     ---------
                                                     (US$'000)     (US$'000)

Trade receivables, gross
Opening balance.................................      162,697       172,455
Additions, net..................................        2,983        26,736
Write-offs......................................       (4,065)      (11,712)
Change in ownership.............................      (11,442)      (12,534)
Exchange rate movement..........................       (9,388)      (12,248)
                                                     --------      --------
Closing balance.................................      140,785       162,697
                                                     ========      ========
Impairment from doubtful receivables
Opening balance.................................      (26,619)      (35,773)
Impairment charge...............................       (6,624)       (9,066)
Write-offs......................................        4,065        11,712
Change in ownership.............................          635         4,204
Exchange rate movement..........................          979         2,304
                                                     --------      --------
Closing balance.................................      (27,564)      (26,619)
                                                     ========      ========
Trade receivables, net
Closing balance.................................      113,221       136,078
                                                     ========      ========
Opening balance.................................      136,078       136,682
                                                     ========      ========

     Included in the net trade receivables' balance above is $82,356,000 (2001:
$92,834,000) related to amounts due from national telecommunication companies in respect of interconnection.

13.  OTHER CURRENT ASSETS

     Other current assets are comprised as follows:

                                                        2002          2001
                                                     ---------     ---------
                                                     (US$'000)     (US$'000)

Employment and other taxes......................        9,758         9,943
Cash receivable from VMS, net(i)................       11,503         8,924
Other current assets............................       17,192        16,933
                                                     --------      --------
                                                       38,453        35,800
                                                     ========      ========

----------
(i) This reflects the net cash receivable under the revenue sharing agreement in Vietnam (Note 3 b(i)).

14.  TIME DEPOSITS

     Time deposits as of December 31, 2002 of $16,200,000 (2001: $21,444,000)
represent cash deposits with banks which earn market rates of interest and have maturity periods of between six and nine months.

     As of December 31, 2002, the effective interest rate on short-term bank deposits was approximately 4.6% (2001: 14.0%).

15.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised as follows:

                                                        2002          2001
                                                     ---------     ---------
                                                     (US$'000)     (US$'000)

Cash and cash equivalents in US dollars...........     42,252        23,517
Cash and cash equivalents in other currencies.....     28,199        32,759
                                                     --------      --------
Total cash and cash equivalents...................     70,451        56,276
                                                     ========      ========

16.  SHAREHOLDERS' EQUITY

a) Share capital and premium

     The authorized capital of the Company totals 100,000,000 registered shares. At December 31, 2002, the total subscribed and fully paid-in share capital and premium amounts to $281,989,458 (2001: $281,989,458) consisting of 71,124,729
(2001: 71,124,729) registered common shares at a par value of $2 (2001: $2) each.

     As a result of the Merger (Note 1), 19,915,328 shares of MIC's common stock, with a par value of $2 each, were issued to former Millicom stockholders on December 31, 1993. In February 1994, under the terms of the Merger Agreement, 923,721 interim additional merger shares, with a par value of $2 each, were issued to former Millicom stockholders and 211,864 shares of MIC's common stock, with a par value of $2 each, were issued to Great Universal. Under the terms of the Merger Agreement, the former Millicom shareholders also had the non-transferable contingent right to receive a maximum of 808,047 final additional merger shares of common stock, with a par value of $2 each, based on the payment of certain tax liabilities of Millicom (the "Tax Liabilities").

     In October 2001, the Group determined that the Tax Liabilities amounted to $7,023,000. At the time of the Merger, the Group had recorded a provision of $13,544,000 for the Tax Liabilities, resulting in a difference of $6,521,000. That difference was settled by the final issuance of 374,521 shares, with a par value of $2 each, and a realized gain of $3,521,000 (Note 21), corresponding to the difference between the issuance price and the share price as of the date of the transaction.

     In February 2003, an Extraordinary General Meeting of the Company passed a resolution approving a reverse share split whereby three existing shares of a par value of $2 each would be exchanged for one new share with a par value of $6 (Note 30).

b)  Treasury stock

     As a result of the Merger, 21,647,096 shares of MIC's common stock, previously held by Millicom, now held by subsidiaries of MIC-USA, are accounted for as treasury stock for consolidated reporting purposes. In 2002, 386,350 shares (2001 nil; 2000: nil) were acquired by the Company. Those acquired were accounted for as treasury stock. In 2002, nil shares with a par value of $6 each (2001: 333; 2000: 149,989) were issued from treasury stock under share option plans.

     As of December 31, 2002, the total number of treasury shares held was 7,423,767 (2001: 21,884,954) MIC shares.

c) Legal and consolidation reserves

     On an annual basis, if the Company reports a net profit for the year, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net income to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. A consolidation reserve will be required for consolidated profits that are not available for distribution.

     See Note 17 for other restrictions relating to dividend payments.

d)  Options outstanding

     The following table summarizes information about stock options outstanding at December 31, 2002, which have been issued to officers and employees of the Group. The Company has elected to not record the expense associated with the issuance of stock options as permitted under IFRS.

                    Options Outstanding                                       Options Exercisable
----------------------------------------------------------------       -----------------------------------
                                  Number           Weighted                Number             Weighted
                              outstanding at    Average Exercise       exercisable at     Average Exercise
 Range of Exercise Prices $   Dec. 31, 2002         Price $             Dec. 31, 2002          Price $
---------------------------   --------------    ----------------       --------------     ----------------
15.00                             200,000             15.00                      --                  --
36.00                             238,166             36.00                  30,555               36.00
67.125 to 81.375                  219,683             75.63                 184,516               74.52
114.00 to 118.98                  138,201            116.43                 126,756              116.22
127.50 to 146.625                 259,200            132.63                 147,222              136.53
                                ---------        ----------              ----------           ---------

15.00 to 146.625                1,055,250             74.55                 489,049              101.58
                                =========        ==========              ==========           =========

     The following table summarizes the terms of options outstanding as of December 31, 2002:

                                                   Number of        Exercise
Date issued                                         options         price $             Terms of option
-----------                                       -----------      -----------  -------------------------------
May 1994, May 1995, May 1996, May 1997,             560,266         15.00-14    Exercisable in tranches, for an
January 1998, May 1998, August 1999, May 2000                                   indefinite period, after one
                                                                                year from the date of issuance

May 1994, May 1995, May 1996, August 1996,          494,984         15.00-12    Exercisable in tranches, with a
November 1996, March 1997, May 1997, May 1998,                                  maximum exercise period of six
August 1999, May 2000, June 2000, December                                      years, after three years from
2001 and December 2002                                                          the date of issuance

     A summary of the Company's stock options as of December 31, 2002, 2001 and 2000, and changes during the years then ended is as follows:

                                                2002                    2001                    2000
                                       ---------------------    --------------------    --------------------
                                                    Weighted                Weighted                Weighted
                                                    average                 average                 average
                                       Number of    exercise    Number of   exercise    Number of   exercise
                                        options     price $      Options    price $      Options    price $
                                       ---------   ---------    ---------  ---------    ---------  ---------
Outstanding at beginning of year...    3,845,357       30.40    3,142,222      36.89    2,724.956      34.34
Effect of reverse stock split......   (2,563,573)      60.80           --         --           --         --
Granted............................      200,000       15.00    1,015,400      12.00      926,489      42.19
Exercised..........................           --          --         (333)     22.38     (164,055)     27.86
Forfeited..........................     (426,534)      96.72     (311,932)     36.15     (345,168)     35.22
                                       ---------   ---------    ---------  ---------    ---------  ---------
Outstanding at end of year.........    1,055,250       74.55    3,845,357      30.40    3,142,222      36.89
                                       ---------   ---------    ---------  ---------    ---------  ---------
Exercisable at end of year.........      489,049      101.58    1,542,278      36.91    1,170,217      36.74
Weighted average fair value of
   options granted.................                     3.15                    7.05                   24.45

     Shares issued from the exercise of stock options are granted using treasury shares. Total treasury shares held as of December 31, 2002 amounted to 7,423,767 with a par value of $6 each (2001: 21,884,954 with a par value of $2 each).

     Other options in subsidiary companies, outstanding at December 31, 2002, have been issued to officers and employees of the Group as follows:

     Liberty Broadband Limited--An option plan was established on July 1, 2000 authorizing certain employees and officers to purchase a total of 5% of the share capital of Liberty Broadband Limited, formerly Tele2 (UK). The strike price of these options is calculated as the corresponding share of MIC's historic total investment in the relevant operation. These options are exercisable in tranches with a maximum exercise period of six years from the date of issuance. As of December 31, 2001, all of the options have been issued under the option plan and none of the above options have been exercised. In September 2002, the Group disposed of its interest in Liberty Broadband Limited and the options were cancelled.

     Millicom Argentina S.A.--An option plan was established on December 15, 2000 for certain employees and officers to purchase a total of 10% of the share capital of Millicom Argentina S.A. The strike price of these options is calculated as the corresponding share of MIC's historic total investment in the relevant operation. These options are exercisable in tranches until December 31, 2004. As of December 31, 2001, 8.8% of the share capital had been issued under the option plan. During 2002 the right to exercise options over 6.0% of the share capital was cancelled. As of December 31, 2002, none of the above options have been exercised.

     Millicom International BV--An option plan was established on December 15, 2000 for certain employees and officers to purchase a total of 1.7% of the share capital of Millicom International BV. The strike price of these options is calculated as the corresponding share of MIC's historic total investment in the relevant operation. These options are exercisable in tranches until December 31, 2004 and were all issued in 2000. During 2002 the right to exercise options over 0.7% of the share capital was cancelled. As of December 31, 2002, none of the above options have been exercised.

17.  BORROWINGS

     Borrowings comprise:

     (i) Borrowings due after more than one year:

                                                                                  2002          2001
                                                                               ---------     ---------
                                                                               (US$'000)     (US$'000)
        13.5% Senior Subordinated Discount Notes, net of financing fees.....     912,539       954,601
                                                                               =========     =========
        Other debt and financing:
        Secured equipment financing facilities..............................      15,709         9,658
        Secured bank financing facilities...................................     207,941       398,070
                                                                               ---------     ---------
        Total long-term other debt and financing............................     223,650       407,728
        Less: portion payable within one year...............................     (64,280)      (60,253)
                                                                               ---------     ---------
        Total other debt and financing due after more than one year.........     159,370       347,475
                                                                               =========     =========

     (ii) Borrowings due within one year:

                                                                                  2002          2001
                                                                               ---------     ---------
                                                                               (US$'000)     (US$'000)
        Other debt and financing:
           Secured equipment financing facilities...........................      11,200        31,955
           Secured bank financing facilities................................      81,186        61,690
                                                                               ---------     ---------
        Total short term other debt and financing...........................      92,386        93,645
        Portion of long-term debt payable within one year...................      64,280        60,253
                                                                               ---------     ---------
        Total other debt and financing due within one year..................     156,666       153,898
                                                                               =========     =========

a)  Company borrowings

     Borrowings mainly comprise notes, including the 13.5% Senior Subordinated Discount Notes, term loans and revolving credit facilities in various countries and are mainly denominated in US dollars. Average interest on these facilities is approximately 12.5% (2001: 12.9%; 2000: 11.3%). Average interest on short-term borrowings is approximately 10.2% (2001: 10.3%; 2000: 10.8%). Also included in debt and other financing is $456,000 (2001: $1,145,000) in respect of finance leases (Note 26).

     On April 25, 1996, the Group signed a seven-year $200,000,000 Bank Credit Agreement (the "Original Bank Credit Agreement") arranged by ABN-Amro Bank and ING Bank. The main part of the facility was used to refinance existing short-term credit facilities at the Company level and for investments in existing and new operations and for corporate and interest expenses. The financing was subsequently amended in 1998 and 1999 and secured by a portion of MIC's shares in Tele2 AB. The loan bears interest starting at LIBOR+1.75% but decreasing to LIBOR+1% depending on the amount and value of the security put in place. The facility was subject to the maintenance of various restrictive and financial covenants such as not exceeding a certain ratio of certain consolidated debt to earnings before interest, taxation, depreciation and amortization. This facility was fully repaid on December 14, 2001.

     In December 2001, the Group entered into an equity swap transaction with Toronto-Dominion Bank for a maximum facility amount of SEK 1,855 million (approximately $175 million as of December 31, 2001) to replace the Original Bank Credit Agreement. In exchange for the facility, the Group has pledged Tele2 AB "B' shares. The number of shares pledged is adjusted on a monthly basis based on Tele2 AB "B' shares market value. The facility bears an annual interest rate calculated using the current STIBOR one-month rate plus 2% payable on a monthly basis, and must be fully repaid by November 2004. As of December 31, 2002 $54,638,000 (2001: $173,365,000) was outstanding under this facility collateralized by 6,184,293 (2001: 9,115,479) "B' shares of Tele2 AB. This transaction has been accounted for as a borrowing and the related Tele2 AB "B' shares are recorded as pledged securities under the caption "Investment in securities".

     As of December 31, 2002, the Group had outstanding standby letters of credit and guarantees of $25,303,000 and $106,606,000 respectively (2001:
$31,838,000 and $148,854,000) securing debt and commitments in the Group. The Group's share of this debt is included in the balance sheet under the caption "Other debt and financing".

     In the normal course of business, MIC has issued corporate guarantees to secure the obligations of some of its operations under bank, lease and supplier's financing agreements. The table below describes, for each operation, the outstanding amount under the guarantees and the remaining terms of the guarantees.

                                           Terms as at               Terms as at                Terms as at
                                 Bank      December 31,     Lease    December 31,  Suppliers'   December 31,
                              Guarantees       2002      guarantees      2002      guarantees       2002         Total
                              ----------   ------------  ----------  ------------  ----------   ------------   --------
                                US$'000                    US$'000                   US$'000                    US$'000
MIC Latin America
Argentina..................          --                      110       0-2 years        485      0-2 years         595
Bolivia....................      40,891      0-4 years        --                         --                     40,891
Peru.......................          --                       --                      2,064      0-2 years       2,064
Colombia...................          --                       --                        459      0-2 years         459
El Salvador(1).............      12,500      0-1 year         --                         --                     12,500
Guatemala..................         918      0-3 years        --                         --                        918
Sanbao Telecom (Asia)
Pakistan...................      19,743      0-1 year         --                        248      0-1 year       19,991
Cambodia...................       4,609      0-2 years        --                      1,223      0-1 year        5,832
Sri Lanka..................      17,964      0-4 years        --                        559      0-1 year       18,523
Vietnam....................          --                       --                      3,246      0-1 year        3,246
Lao People's Democratic
   Republic................          --                       --                        826      0-3 years         826
MIC Africa.................
Ghana......................         452      0-1 year         --                         87      0-1 year          539
Other......................          --                       --                        222      0-2 years         222
Total guarantees...........      97,077                      110                      9,419                    106,606

----------
(1) As of December 31, 2002, this entity is accounted for as a non-current investment.

     The Group's share of the book value of total pledged assets held by subsidiaries and joint ventures securing Group debt is $97,204,000 (2001:
$52,320,000). The book value of pledged assets held by Corporate at December 31, 2002 is

$164,031,000 (2001: $328,479,000). The Group has pledged 6,184,293 "B'
shares of Tele2 AB (2001: 9,115,479). As of December 31, 2002, the Group had $37,762,000 (2001: $58,523,000) of blocked deposits against borrowings. The Group's share of total liabilities secured by either pledged assets, letters of credit or company guarantees is $189,395,000 (2001: $226,195,000).

     The total interest charged in the year is $185,959,000 (2001: $209,912,000; 2000: $196,002,000).

b)  Corporate subordinated debt

     On June 4, 1996, the Company raised approximately $483,433,000 (after deducting discount and estimated expenses) through a private offering of 13.5% Senior Subordinated Notes due 2006 (the "Notes"). The Notes were issued at 52.075% of their principal amount of $962,000,000 and the purchase discount on the Notes accretes from issuance until June 1, 2001. Cash interest began to accrue on the Notes on June 1, 2001 at a rate of 13.5% per annum, payable semiannually in arrears on June 1 and December 1, until maturity on June 1, 2006.

     During 2002, the Company re-purchased Notes to the value of $44,000,000 at market prices at the time, realizing a gain of $28,676,000 which is recorded in the profit and loss under the heading "Other Income". As of December 31, 2002, MIC has offset $5,461,000 (2001: $7,399,000) of deferred financing fees against the value of the Notes.

     The fair value of the Notes at December 31, 2002, which has been determined from their market value, was approximately $440,066,000 (2001: $630,110,000).

     The Company undertook the offering of the Notes to fund the continued construction and expansion of its cellular systems, working capital and operating expenses. In addition, the net proceeds of the offering were also used to fund the acquisition and development of additional licenses or systems or to increase the Group's ownership in its existing systems.

     The Notes contain provisions that allowed the early redemption of the Notes, in whole or in part, at the option of the Company at any time on or after June 1, 2001 and prior to maturity at prices ranging from 106.75% of the principal amount in 2001 to 100% in 2004 and thereafter, plus accrued interest. Upon the occurrence of a Change of Control Triggering Event, defined as a rating decline and change in control, holders of the Notes could have required the Company to purchase all outstanding Notes at a purchase price of 101% of the accreted value of the Notes on or before June 1, 2001 or 101% of the stated principal amount of the Notes, plus accrued and unpaid interest, if any, on the Notes to the date of purchase, after June 1, 2001.

     The Notes are senior subordinated unsecured obligations of the Company, which rank pari passu in right of payment with all senior subordinated unsecured obligations of the Company. The Notes are subordinated in right of payment to all Senior Debt (as defined in the Indenture with respect to the Notes) of the Company.

     The Indenture pursuant to which the Notes were issued contains certain covenants that, among other things, limit the ability of the Group to: (i) incur additional indebtedness; (ii) pledge or dispose of assets; (iii) make distributions on and repurchases of its common stock or make certain investments; (iv) make dividend or other payments to the Company; (v) engage in transactions with affiliates, and includes certain cross default clauses. The Indenture also limits the ability of the Group to merge or consolidate with or transfer all or substantially all of its assets to another entity.

c)  Other debt and financing

     Total other debt and financing analyzed by country is as follows:

                                                           2002          2001
                                                        ---------     ---------
                                                        (US$'000)     (US$'000)
         Argentina..................................         337         2,471
         Bolivia(i).................................      46,660        48,703
         Cambodia...................................       6,090        10,594
         Colombia(ii)...............................      78,819       118,859
         Ghana......................................         537        11,220
         Guatemala..................................      28,817        24,792
         Honduras...................................       2,888         3,415
         India......................................          --             5
         Luxembourg.................................         529         1,765
         Lao People's Democratic Republic...........       1,289            --
         Mauritius..................................       4,533         5,171
         Pakistan(iii)..............................      45,373        31,488
         Paraguay...................................       8,517         9,124
         Peru.......................................       1,009         1,511
         Philippines................................          --        11,918
         Senegal....................................       8,078         7,774
         Sri Lanka(iv)..............................      23,325        26,657
         Tanzania...................................       2,565        10,345
         Vietnam....................................       6,493        14,882
         less: pledged deposits.....................      (4,841)      (11,119)
                                                        --------      --------
         Total......................................     261,018       329,575
         Corporate..................................      55,018       171,798
                                                        --------      --------
         Total other debt and financing.............     316,036       501,373
                                                        ========      ========
         Of which:
           due within 1 year........................     156,666       153,898
           due after more than 1 year...............     159,370       347,475
                                                        --------      --------
                                                         316,036       501,373
                                                        ========      ========

     At December 31, 2002, MIC was in breach of loan covenants for a total debt of $22,459,000 (2001: $174,000), which is classified as short-term debt on the balance sheet. None of the above facilities have been called by the banks concerned. In the opinion of management, the outcome of discussions to resolve these breaches will not materially impact the ability of these companies to maintain adequate funding arrangements to support and develop future operations.

     Significant individual financing facilities are described below:

     i) Bolivia

     In June 2001, Telefonica Celular de Bolivia SA signed an agreement for additional financing in the amount of $25,000,000 with the IFC and $10,000,000 from the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V.
(FMO), also known as the Netherlands Development Finance Company to fund the expansion and further digitalization of the Group's mobile cellular telecommunications network in Bolivia. This financing bears interest at LIBOR+3.00% and is repayable in installments starting in December 2002 until December 2006. Among other things, the financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt-to-equity ratio. As of December 31, 2002, the company was in breach of certain covenants on the IFC loan and the outstanding balances had been reclassified as short-term financing. As of December 31, 2002, $31,030,000 was drawn down related to these financings. Management considers this to be the fair value.

     ii) Colombia

     MIC arranged financing during 1994 for Celcaribe SA, its operation in Colombia. This financing consisted of units in a high yield note trust certificate ($82,504,129) and Celcaribe ordinary share trust certificates ($26,264,876) and secured bank financing ($11,400,000). The high yield note trust certificate is repayable in several tranches starting in March 2001 and ending in the year 2004 and bears interest at 14.5% per annum. The amount outstanding under this financing as of December 31, 2002, was $67,700,000. The fair value of the outstanding notes at December 31, 2002, based upon secondary market trading information, was $48,067,000 (2001: $61,044,000).

     In 2002 and 2001, Celcaribe repurchased $34,000,000 of the high yield note trust certificates at market price at that time, realizing a gain of $13,571,000 (2001: $8,075,000) which has been recorded as "Other income" in the consolidated statement of profit and loss.

     The high yield note and the supplier financing are both secured by a pledge of the shares of Millicom de Colombia ("MdC"), MIC's 96.1% (2001: 96.1%) owned company, which holds 4.8% of the share of Celcaribe, and certain other assets of Celcaribe.

     iii) Pakcom

     In November 2002, Pakcom signed a syndicated finance agreement for Rupees 800 million (approximately $13,700,000). For this agreement Faysal Bank Limited acts as security agent and Standard Chartered Bank acts as facility agent. The facility is repayable in monthly installments until December 31, 2004 and attracts interest at State Bank of Pakistan discount rate plus 1.75%, with a floor rate of 11.75%. As of December 31, 2002, $13,185,000 of this facility was outstanding. Management considers this to be the fair value.

     iv) Sri Lanka

     In September 2000, ABN-Amro arranged a seven-and-a-half-year syndicated loan of LKR 1,534,000,000 ($20,000,000) for Celltel Lanka Limited, MIC's 99.9% owned operation in Sri Lanka. This financing bears interest at 3% over the weighted average Treasury Bill Rate and is repayable over 13 quarterly installments commencing one year from signing. At December 31, 2001, the facility has been fully drawn down. As of December 31, 2002, $13,418,000 was outstanding. Management considers this to be the fair value.

d) Analysis of borrowings by maturity

     The total amount repayable at December 31, 2002 and 2001 is as follows:

                                 Company     Operations      Total        Company    Operations       Total
                                   2002          2002        2002          2001         2001          2001
                                ---------     ---------    ---------     ---------    ---------     ---------
                                (US$'000)     (US$'000)    (US$'000)     (US$'000)    (US$'000)     (US$'000)
Due within:
   1 year....................          --       156,666      156,666         1,033      152,865       153,898
   1 - 2 years...............      57,536        65,435      122,971            --       78,433        78,433
   2 - 3 years...............         380        19,768       20,148       173,365       62,627       235,992
   3 - 4 years...............     918,000        10,666      928,666           380       20,693        21,073
   4 - 5 years...............          --         6,676        6,676       962,000       14,260       976,260
Due after 5 years............          --         1,807        1,807            --          697           697
                                ---------     ---------    ---------     ---------    ---------     ---------
Total repayable..............     975,916       261,018    1,236,934     1,136,778      329,575     1,466,353
                                ---------     ---------    ---------     ---------    ---------     ---------
Unamortized portion of
   financing fees............      (8,359)           --       (8,359)      (10,379)          --       (10,379)
                                ---------     ---------    ---------     ---------    ---------     ---------
Total debt, net..............     967,557       261,018    1,228,575     1,126,399      329,575     1,455,974
                                =========     =========    =========     =========    =========     =========
Of which subordinated(v).....     918,000        67,700      985,700       962,000      101,740     1,063,740
                                =========     =========    =========     =========    =========     =========

----------
(v) The subordinated debt shown above as Operations is in respect of the high yield note trust certificates in Colombia (Note 17c(ii)).

18.  ANALYSIS OF GROUP REVENUES AND COST OF REVENUES, SEGMENTAL REPORTING

     The Group mainly operates in one reportable industry segment, telecommunications services. The Group's revenues and cost of sales comprise the following:

                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
Provision of telecom services...........................     581,321      600,315       526,494
Connection revenues.....................................       7,982        9,567         7,009
Equipment revenues......................................      15,883       34,688        37,337
                                                           ---------    ---------     ---------
Total revenues..........................................     605,186      644,570       570,840
                                                           =========    =========     =========

     The Group's cost of sales comprise the following:

                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
Costs from the provision of telecom Services............    (235,986)    (227,970)     (241,293)
Connection costs........................................      (5,818)      (6,213)       (4,762)
Equipment costs.........................................     (27,817)     (49,260)      (72,261)
                                                           ---------    ---------     ---------
Total cost of sales.....................................    (269,621)    (283,443)     (318,316)
                                                           =========    =========     =========

     The segmental reporting by strategic operating entity is prepared on a geographical basis and reflects the measures of segmental profit and loss and financial position reviewed by management. The definition of strategic segment is defined in notes 1 and 3. Other than financing arrangements, there are no significant transactions between the segments. For the purposes of this presentation, corporate expenses have been fully allocated to Unallocated.

                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
SANBAO Telecom (Asia)
Revenues................................................     233,671      209,635       154,256
   of which divested....................................       1,113        5,878         9,533
Depreciation and amortization...........................     (47,023)     (45,041)      (35,199)
   of which divested....................................      (4,812)      (3,870)       (4,269)
Operating profit (loss).................................      71,547       50,559         3,656
   of which divested....................................      (5,601)      (4,048)       (3,666)
Non-cash expenses.......................................         199         (529)      (52,290)
   of which divested....................................          --           --       (33,639)
Profit (loss) before minority interest..................      47,207       23,297       (32,022)
   of which divested....................................     (13,318)     (11,450)      (17,083)
Assets..................................................     286,878      275,994
   of which divested....................................          --       12,568
Capital expenditure.....................................      39,991       67,000
   of which divested....................................           4        1,984
Liabilities.............................................    (199,189)    (291,034)
   of which divested....................................          --      (52,490)

                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
MIC Latin America
Revenues................................................     277,554      315,321       313,842
   Of which El Salvador.................................          --       17,311        45,555
Depreciation and amortization...........................     (54,286)     (67,545)      (57,132)
   Of which El Salvador.................................          --       (2,992)       (5,658)
Operating (loss) profit.................................     (10,867)      63,424        54,353
   Of which El Salvador.................................          --        3,517        11,094
Share of net profit of investment in associate company..          62           --            --
Non-cash expenses.......................................     (27,742)      (1,422)      (18,380)
(Loss) Profit before minority interest..................      (1,648)       9,897         2,043
   Of which El Salvador.................................          --        1,603         6,577
Assets..................................................     451,997      538,666
   Of which El Salvador.................................      52,858       52,858
Capital expenditure.....................................      33,379       75,301
   Of which El Salvador.................................          --        1,944
Liabilities.............................................    (205,192)    (333,290)

                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
MIC Africa
Revenues................................................      52,080       45,323        33,897
Depreciation and amortization...........................      (8,883)      (6,928)       (5,399)
   of which divested....................................         (20)         (15)           --
Operating profit (loss).................................       1,161        5,484         3,681
   of which divested....................................        (392)        (311)           --
Non-cash expenses.......................................        (745)         (15)       (2,466)
Loss before minority interest...........................      (6,918)      (2,672)      (10,765)
   of which divested....................................        (500)        (378)           --
Assets..................................................      89,705       96,251
   of which divested....................................          --        9,894
Capital expenditure.....................................      16,248       18,224
   of which divested....................................          12        2,065
Liabilities.............................................     (99,301)    (107,679)
   of which divested....................................          --      (10,018)

                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
Other
Revenues................................................      15,671       11,945         3,798
   of which divested....................................       2,620        2,156         1,422
Depreciation and amortization...........................      (8,586)      (5,707)       (3,534)
   of which divested....................................      (1,080)      (2,628)       (2,673)
Operating loss..........................................     (18,366)     (11,124)      (10,667)
   of which divested....................................     (11,954)      (8,091)       (7,097)
Loss from associated companies..........................          --           --       (43,178)
   of which divested....................................          --           --       (43,178)
Non-cash expenses.......................................     (11,960)          --            --
   of which divested....................................      (6,833)          --            --
Loss before minority interest...........................     (24,483)     (16,634)      (55,681)
   of which divested....................................     (14,453)     (11,976)      (51,661)
Assets..................................................      15,604       38,151
   of which divested....................................          --       11,969
Capital expenditure.....................................       7,217       10,489
   of which divested....................................       1,650        3,956
Liabilities.............................................     (14,485)     (58,606)
   of which divested....................................          --      (42,394)


                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
MIC Systems (divested in 2002)
Revenues................................................      28,186       26,300        28,027
Depreciation and amortization...........................      (6,814)      (4,588)       (3,139)
Operating profit........................................       7,275        5,864         4,758
Non-cash expenses.......................................         (53)        (211)       (3,766)
Profit (loss) before minority interest..................       3,892        3,124        (1,816)
Assets..................................................          --       26,074
Capital expenditure.....................................         774        1,184
Liabilities.............................................          --      (13,734)


                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
FORA Telecom (divested 2001)
Revenues................................................          --       37,716        36,999
Depreciation and amortization...........................          --       (7,642)      (11,999)
Operating profit (loss).................................          --        1,061       (39,115)
Non-cash expenses.......................................          --          214       (30,294)
Loss before minority interest...........................          --       (9,844)      (51,483)
Assets..................................................          --           --
Capital expenditure.....................................          --        7,238
Liabilities.............................................          --           --

                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
Unallocated items
Revenues................................................          41           15            21
Depreciation and amortization...........................      (5,861)      (7,633)      (12,849)
Operating profit (loss).................................      71,564      (22,482)      (70,044)
   of which divested....................................      (1,410)        (440)       (1,624)
Loss from associated companies..........................          --       (3,112)           --
Non-cash expenses.......................................      (9,865)     (19,453)       (2,436)
(Loss) profit before minority interest..................    (380,698)    (144,417)      501,544
   of which divested....................................      (6,914)      (1,009)       (2,043)
Assets..................................................   1,857,632    3,253,189
   of which divested....................................          --        3,247
Capital expenditure.....................................         165           85
Liabilities.............................................  (2,365,170)  (3,344,803)
   of which divested....................................          --      (12,167)


                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
INTER-SEGMENT ELIMINATIONS
Revenues................................................      (2,017)      (1,685)           --
   of which divested....................................        (463)        (378)           --
Operating loss..........................................          --           --            --
Profit before minority interest.........................          --           --            --
Assets..................................................  (1,498,697)  (2,357,395)
Capital expenditure.....................................          --           --
Liabilities.............................................   1,408,692    2,357,372

                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
TOTAL
Revenues................................................     605,186      644,570       570,840
   of which divested....................................      31,456       71,672        75,981
Depreciation and amortization...........................    (131,453)    (145,084)     (129,251)
   of which divested....................................     (12,726)     (18,743)      (22,080)
Operating profit (loss).................................     122,313       92,786       (53,378)
   of which divested....................................     (12,082)      (5,965)      (46,744)
Profit (loss) from associated companies.................          62       (3,112)      (43,178)
Non-cash expenses.......................................     (50,166)     (21,416)     (109,632)
   of which divested....................................      (6,886)           3       (67,699)
(Loss) profit before minority interest..................    (362,649)    (137,249)      351,820
   of which divested....................................     (31,293)     (31,533)     (124,086)
Assets..................................................   1,203,119    1,870,930
   of which divested....................................          --       63,752
Capital expenditure.....................................      97,774      179,521
   of which divested....................................       2,440       16,427
Liabilities.............................................  (1,474,645)  (1,791,774)
   of which divested....................................          --     (130,803)

     Non-cash expenses other than depreciation and amortization mainly comprise write-downs of assets disclosed in note 20.

19.  PERSONNEL CHARGES

     The following personnel charges are included in sales and marketing expenses, general and administrative expenses:

                                                              2002         2001          2000
                                                           ---------    ---------     ---------
                                                           (US$'000)    (US$'000)     (US$'000)
Wages and salaries
   Sales and marketing..................................       8,761       12,073        10,375
   General and administrative...........................      23,961       30,756        29,448
   Other operating expenses.............................      10,609       10,625         8,498
                                                           ---------    ---------     ---------
                                                              43,331       53,454        48,321
                                                           =========    =========     =========
Social security
   Sales and marketing..................................         948        1,468         1,367
   General and administrative...........................       3,809        4,603         5,398
   Other operating expenses.............................         111          264           190
                                                           ---------    ---------     ---------
                                                               4,868        6,335         6,955
                                                           =========    =========     =========
                                                              48,199       59,789        55,276
                                                           =========    =========     =========

     The average number of permanent employees on a proportional basis during 2002 was 2,080 (2001: 3,032; 2000: 3,515).

     Directors received payments of $1,711,000 (2001: $1,840,000; 2000:
$2,277,000) in respect of their services to the Group.

     The Group does not have any material pension or post retirement plan arrangements.

     Stock-based compensation offered to officers and employees are disclosed in
Note 16.

20.  GAIN AND LOSS ON EXCHANGE, DISPOSAL AND WRITE-DOWN OF ASSETS, NET

a)  Write-down of assets, net

     During 2002, MIC entered into discussions concerning the sale of its cellular operation, Celcaribe, in Colombia. Following the signing of a sale and purchase agreement in December 2002, management recognized an impairment between the recoverable amount and the carrying value of its intangibles in Celcaribe. Other impairments have also been identified and recorded as disclosed in the following table by reporting segment:

                                                                2002
                                  ----------------------------------------------------------------
                                  Licenses(ii)  Goodwill(i)   Equipment       Other        Total
                                  -----------   ----------    ---------    ---------     ---------
                                   (US$'000)     (US$'000)    (US$'000)     (US$'000)    (US$'000)
MIC Latin America.............       41,733       35,723            --        7,107        84,563
Sanbao Telecom................           --           --            --         (199)         (199)
Africa........................           --           --            --          745           745
MIC Systems...................           --           --            --           53            53
Unallocated...................           --           --            --          464           464
Other.........................        4,945          585         6,833          182        12,545
                                   --------     --------      --------     --------      --------
                                     46,678       36,308         6,833        8,352        98,171
                                   ========     ========      ========     ========      ========

----------
(i)  Recorded under "Other operating expenses".

(ii) Recorded under "General and administrative expenses".

     In December 2002, MIC invoked a drag-along clause on Celcaribe options, resulting in a credit of $21,098,000 (Note 9).

     During 2001, management identified impairment of its license to operate high-speed cellular data services in the UK due to initial market conditions that have delayed profitable asset deployment. Therefore, an impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows and the carrying value of the license at the measurement date, resulting in a write-down of $20,074,000. Other impairments have also been identified and recorded as disclosed in the following table by geographic region:

                                                                      2001
                                             ----------------------------------------------------
                                             Licenses(ii)   Goodwill(i)     Other         Total
                                             ------------   -----------   ---------     ---------
                                               (US$'000)     (US$'000)    (US$'000)     (US$'000)
Sanbao Telecom...........................           350         1,030          179         1,559
FORA Telecom.............................           146           622         (360)          408
Lama.....................................            --            --        1,422         1,422
Africa...................................            --            --           15            15
MIC Systems..............................            --            --          211           211
Unallocated..............................            --            --         (655)         (655)
Other....................................        20,074            --           34        20,108
                                               --------      --------     --------      --------
                                                 20,570         1,652          846        23,068
                                               ========      ========     ========      ========

----------
(i)  Recorded under "Other operating expenses".

(ii) Recorded under "General and administrative expenses".

     During 2000, management identified impairment of its analog fixed assets and related licenses and intangibles due to the faster-than-expected migration of its analog subscribers to digital platforms. This rapid migration created a likely expectation that the analog assets would be decommissioned or disposed of significantly before the end of their previously estimated useful life. As a result of this rapid migration, the Company re-assessed the recoverability of its investments in the third quarter of 2000. The analog assets will continue to be held and used in the operations until migration to digital networks is complete. However, the discounted cash flows projected to be generated from analog assets have indicated that the recoverable amount of these assets is lower than the carrying value. Therefore, impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows, and the carrying value of the analog assets at the measurement date. As a result, an impairment charge of $105,668,000 ($2.13 per share on a diluted basis) was recognized in the consolidated income statement and is included in the caption "General and administrative expenses". Following is a detail of the impairment by geographical region:

                                                                2000
                                  ----------------------------------------------------------------
                                  Licenses(ii)  Goodwill(i)   Equipment       Other        Total
                                  -----------   ----------    ---------    ---------     ---------
                                   (US$'000)     (US$'000)    (US$'000)     (US$'000)    (US$'000)
Sanbao Telecom................       19,203           --        33,087           --        52,290
MIC Latin America.............           --           --        18,379           --        18,379
FOR A Telecom.................       10,046        2,239        20,248           --        32,533
MIC Africa....................           --           --         2,466           --         2,466
MIC Systems...................           --           --            --        3,766         3,766
Unallocated...................           --           --            --        2,437         2,437
                                   --------     --------      --------     --------      --------
                                     29,249        2,239        74,180        6,203       111,871
                                   ========     ========      ========     ========      ========

----------
(i)  Recorded under "Other operating expenses".

(ii) Recorded under "General and administrative expenses".


b)  Gain (loss) from sale of subsidiaries and joint ventures, net

     Year ended December 31, 2002--

     Following the sale of the Company's interest in FORA Telecom BV during 2001, as described below, during 2002 MIC obtained the necessary GSM licenses and therefore received the additional $30 million proceeds in cash. In addition, certain loans for which MIC was liable were settled at less than their carrying value. The credit realized on these less costs incurred in the acquisition of the licenses, resulted in a net gain of $30,859,000 in 2002.

     In July 2002, MIC's partner in its cellular operation in Vietnam exercised his options to purchase 10% of the share capital of the company. MIC has recognized a gain of $16,603,000 (Note 9).

     In September 2002, MIC sold its interest in its cellular operation in the Democratic Republic of Congo recognizing a loss of $21,000.

     Additionally, in September 2002, the Group sold its 100% interest in Liberty Broadband Ltd. recognizing a loss of $10,294,000.

     In May 2002, MIC sold 17% of its interest in MIC Systems BV, the direct parent company of MACH SA, for $17,000,000 to Kinnevik BV. Further, in November 2002, MIC Systems BV sold its 100% interest in Mach SA for a sum of euro 95 million, approximately $97,000,000. These two transactions resulted in the recognition of a gain of $87,655,000 for the Group.

     In December 2002, the Group completed the sale of its cellular operation in the Philippines for a nominal sum, recognizing a loss of $35,988,000

     Year ended December 31, 2001--

     In September 2001, the Company sold its 24.5% investment in SkyCell Communications Limited, the Indian cellular company operating in Chennai (formerly known as Madras), to Bharti Tele-Ventures Limited. The sale resulted in a $28,354,000 gain on the disposal.

     In November 2001, the Company sold 100% of its interest in FORA Telecom BV, its Russian Cellular telephony operations, to Tele2 AB. The agreement called for $80 million of Tele2 AB class "B" shares, (corresponding to 2,461,449 Tele2 AB "B" shares), to be exchanged for the assets plus a maximum of $30 million in cash or additional Tele2 AB "B" shares, depending on the outcome of GSM license applications for three of MIC's existing cellular telephony operations in Russia. Upon execution of the sale agreement, MIC agreed to assign deposits held for loans by

Banque Invik and to waive all intercompany balances between the segment and the Group. The total disposal resulted in a $6,693,000 non-cash gain recognized in 2001.

     Year ended December 31, 2000--

     In May 2000, MIC sold a 20% interest in Millicom (Ghana) Limited to an existing partner. The sale generated no gain or loss on disposal.

     During 2000, the Group charged its profit and loss account with $2,755,000 in respect of the impairment of the carrying value of investments in certain start-up ventures.

c)  (Loss) gain from investment securities

     As of December 31, 2002, MIC holds a 6.8% interest in Tele2 AB ordinary shares accounted for as both a current and non-current investment in securities. From time to time MIC has sold parts of its investment in Tele2 AB and recognized a loss or gain on the disposal. Losses or gains recognized in 2002, 2001, and 2000 are $(168,818,000), $(15,931,000) and $55,321,000, respectively
(Note 8). Additionally, during 2002, MIC has recognized a significant and prolonged decline in the value of its investment in Tele2 AB and, as a result, charged an amount of $119,138,000 to the profit and loss account.

     Also, during 2002, MIC made an impairment on its investment in Great Universal for an amount of $5,027,000. In addition, MIC recognized an impairment on its investment in Modern Holdings of $7,050,000 (Note 8).

     During 2002, the Group also disposed of its investment in Luxaviation SA, previously held as an investment in securities, recognizing a gain of $70,000.

     In September 2000, following the exchange offer of Tele2 AB, the Company exchanged its 29.6% interest ownership in SEC realizing a gain of $609,941,000, corresponding to the market value of the Tele2 AB shares obtained less the value of SEC as recorded in the books of the Company.

d)  Disclosure on discontinuing operations

     In May 2002 the Group publicly announced its intention to sell the MIC Systems group of companies. These operations were sold on November 15, 2002 and are reported in these financial statements as a discontinuing operation. The sales, results, cash flows and net assets of the MIC Systems operations were as follows:

                                                                 From
                                                           January 01, 2002
                                                            to November 15,     Year ended
                                                                  2002       December 31, 2001
                                                           ----------------  -----------------
                                                               (US$'000)          (US$'000)
Sales.....................................................       27,723             25,921
Operating costs...........................................      (20,911)           (20,423)
                                                             ----------         ----------
Profit from operations....................................        6,812              5,498
Finance cost..............................................       (1,969)            (1,521)
                                                             ----------         ----------
Profit before tax.........................................        4,843              3,977
Tax.......................................................       (1,414)            (1,219)
                                                             ----------         ----------
Profit after tax..........................................        3,429              2,758
                                                             ==========         ==========
Operating cash flows......................................       (1,088)             6,181
Investing cash flows......................................        4,499             (5,361)
Financing cash flows......................................         (281)                (4)
                                                             ----------         ----------
Total cash flows..........................................        3,130                816
                                                             ==========         ==========

                                                                   At                 At
                                                           November 15, 2002  December 31, 2001
                                                           -----------------  -----------------
                                                               (US$'000)          (US$'000)
Property, plant and equipment.............................        2,293              2,297
Other non-current assets..................................        6,255              5,477
Current assets............................................       26,167             11,309
                                                             ----------         ----------
Total assets..............................................       34,715             19,083
Total liabilities.........................................       (8,099)            (6,748)
                                                             ----------         ----------
Net assets................................................       26,616             12,335
                                                             ==========         ==========
The gain on disposal was determined as follows:
Net assets sold...........................................       26,616
Proceeds from sale........................................      114,271
                                                             ----------
Gain on disposal..........................................       87,655
Tax thereon...............................................           --
                                                             ----------
After-tax gain on disposal................................       87,655
                                                             ----------
The net cash inflow on sale is determined as follows:
Proceeds from sale........................................      114,271
Less: cash and cash equivalents in subsidiary sold........       (4,125)
                                                             ----------
Net cash inflow on sale...................................      110,146
                                                             ==========

21.  TAXES

     Group taxes are comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Societe Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2002, 2001 or 2000.

     The effective tax burden on profitable operations is approximately 25% (2001: 19%; 2000: 17%). The weighted average effective rate of tax has been reduced in the years 1999 to 2001 largely due to the government in Paraguay creating a foreign investment incentive program reducing the basic rate of income tax by 95% on the incremental profits generated by new capital investment. Currently profitable operations are in jurisdictions with tax rates of 13% to 35% (2001: 8% to 40%; 2000: 14% to 40%). The utilization of tax loss carryforwards or holidays had an impact of decreasing the effective tax rate on profitable operations by approximately 1% in 2002 (2001: 1%; 2000: (1)%). The operations currently incurring losses operate in tax jurisdictions with rates ranging from 25% to 35% (2001: 25% to 35%; 2000: 20% to 35%).

     A reconciliation between the weighted average statutory rate applicable to profitable operations and the effective weighted average tax rate is as follows:

                                                   2002     2001      2000
                                                  -----    -----     -----
                                                      %        %         %
Weighted average statutory rate..............        26       22        22
Investment incentive program (Paraguay)......        --       (2)       (6)
Utilization of tax loss carry forwards.......        (1)      (1)        1
                                                  -----    -----     -----
Weighted average effective rate..............        25       19        17
                                                  =====    =====     =====

     The charge for income taxes is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

                                                   2002       2001        2000
                                                ---------  ---------   ---------
                                                (US$'000)  (US$'000)   (US$'000)
Current income tax charge....................     21,143     25,577      17,771
Deferred income tax charge (income)..........      1,591    (17,360)      8,493
                                                --------   --------    --------
Charge for taxes.............................     22,734      8,217      26,264
                                                ========   ========    ========

     Included in the above charge is $1,467,000 (2001: $3,323,000; 2000:
$6,085,000) in respect of divested operations and a charge of $77,000 (2001: credit of $309,000; 2000: charge of $88,000) in respect of taxes relating to prior periods.

     The tax effects of significant items comprising the Group's net deferred income tax liability as of December 31, 2002 and 2001 are as follows:

                                                                                    2002          2001
                                                                                 ---------     ---------
                                                                                 (US$'000)     (US$'000)
Deferred income tax liabilities:
   Differences between book and tax basis of assets and liabilities...........    (26,874)      (20,507)
                                                                                 ---------     ---------
Deferred income tax assets:
   Tax credit carryforwards...................................................      2,734         3,110
   Temporary differences due to impairment charges............................      3,510            --
   Net operating and other loss carryforwards.................................      2,226           675
                                                                                 ---------     ---------
Net deferred income tax assets................................................      8,470         3,785
                                                                                 ---------     ---------
Deferred income tax liability.................................................    (18,404)      (16,722)
                                                                                 =========     =========
Amount included in balance sheet as non-current deferred tax liability........    (26,874)      (20,507)
                                                                                 =========     =========
Amount included in balance sheet as non-current deferred taxation asset.......      8,470         3,785
                                                                                 =========     =========

     Deferred income tax liabilities are comprised of $13,500,000 (2001:
$13,500,000) deferred US Federal income taxes and $13,374,000 (2001: $7,007,000)
deferred income taxes in other jurisdictions, reflecting temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets are comprised of tax credit carryforwards and operating losses in joint ventures and subsidiaries.

     The Company has not recorded deferred income tax liabilities applicable to undistributed earnings of foreign joint ventures and subsidiaries that will be reinvested in foreign operations. Undistributed earnings amounted to approximately $87,641,000 at December 31, 2002 (2001: $325,264,000; 2000:
$265,311,000).

     Net operating and other loss carryforwards amounting to $189,080,000 (2001:
$108,069,000; 2000: $84,269,000) are present in the Group. These have expiry periods depending on their jurisdiction of greater than one year. $177,271,000 (2001: $107,394,000; 2000: $84,269,000) of these net operating and other loss carryforwards are not anticipated to be used within expiry periods.

     In October 2001, the Company determined that the Tax Liabilities, as defined by the Merger Agreement, amounted to $7,023,000. At the time of the Merger, the Group recorded a provision of $13,544,000 as a deferred tax liability for the Tax Liabilities, resulting in a difference of $6,521,000 that was settled by the final issuance of 374,521 shares and a realized gain of $3,521,000 (Note 16) corresponding to the difference between the issuance price and the share price as of the date of the transaction.

     Concurrently, the Group reversed a deferred tax provision of $12,274,000. Such amount has been recorded as a deduction to the tax provision for the year ended December 31, 2001 as a deferred tax income.

22.  CASH FLOW FROM OPERATING ACTIVITIES

                                                                      2002        2001          2000
                                                                   ---------    ---------    ---------
                                                                   (US$'000)    (US$'000)    (US$'000)
(Loss) profit after taxes for the year.......................      (385,143)    (138,053)     355,388
Adjustments for non-cash items:
   Depreciation and amortization.............................       141,754      154,191      143,329
   Decrease in discount on subordinated notes................            --       50,685      111,604
   Write-down of assets......................................        78,167       23,998      112,719
   Loss (gain) on exchange and disposal of assets............       (88,814)     (35,047)       2,755
   Loss (gain) from investment securities....................       299,963       15,931     (665,262)
   Charge for financial instruments..........................         7,858        9,914           --
   (Profit) loss from operations in associate companies......           (62)       3,112       43,178
   Increase in the impairment for doubtful debts.............         2,558        9,531          291
   Minority interest.........................................        22,494          804       (3,568)
   Other income..............................................       (42,247)     (11,596)          --
Adjustment to reconcile working capital:
   Increase (decrease) in trade debtors, prepaid and
     other current assets....................................         5,790      (34,701)     (56,424)
   Decrease (increase) in inventories........................         5,386        3,277       (5,532)
   Increase in trade and other payables......................        30,732       58,347       70,938
   (Decrease) increase in accrued interest...................        (8,841)       2,435        3,355
   Increase (decrease) in accrued taxation...................         2,986       (8,859)      14,698
                                                                   --------     --------     --------
Net cash provided (used) by operating activities.............        72,581      103,969      127,469
                                                                   ========     ========     ========

     Interest paid during the year amounted to $197,297,000 (2001: $208,029,000; 2000: $74,302,000). Taxes paid amounted to $21,582,000 (2001: $22,671,000; 2000:
$5,552,000).

23.  ACQUISITION OF SUBSIDIARIES

     The Group has, from time to time, acquired or increased its share in certain subsidiaries and joint ventures. The fair value of the assets acquired and liabilities assumed during the year were as follows:

                                                                      2002        2001          2000
                                                                   ---------    ---------    ---------
                                                                   (US$'000)    (US$'000)    (US$'000)
Tangible fixed assets.........................................           --       11,430        60,909
Goodwill......................................................        2,268        8,091        30,560
Intangible fixed assets.......................................           --       12,851        30,632
Current assets................................................          390        3,742         6,609
Amounts due in more than one year.............................           --       (1,691)      (42,966)
Amounts due in less than one year.............................           --       (7,902)      (53,568)
Minority interest.............................................         (658)      (3,150)         (277)
                                                                   --------     --------      --------
Total purchase price..........................................        2,000       23,371        31,899
Less: Cash acquired...........................................           --         (393)       (4,500)
                                                                   --------     --------      --------
Cash paid for acquisitions net of cash acquired...............        2,000       22,978        27,399
                                                                   ========     ========      ========

     In 2002, the Company increased its ownership in Celcaribe throughout the year to arrive at an ownership percentage of 95.4% as of December 31, 2002 (Note
9). In addition, in November 2002, MIC purchased the remaining 30% interest in Millicom (Ghana) Limited. Both operations were fully consolidated at December 31, 2002 and 2001.

24.  DISPOSAL OF SUBSIDIARIES

     The Group has, from time to time, disposed of or reduced its share in certain subsidiaries and joint ventures. The impact of the change in consolidation method and the fair value of the assets disposed of and liabilities assigned during the year were as follows:

                                                                      2002        2001          2000
                                                                   ---------    ---------    ---------
                                                                   (US$'000)    (US$'000)    (US$'000)
Tangible fixed assets...........................................     11,396       36,419         2,231
Intangible fixed assets.........................................     26,332        9,503           780
Pledged deposits................................................     30,989           --            --
Current assets..................................................     72,553       60,596           845
Amounts due in more than one year...............................     (2,125)      (2,526)          (72)
Amounts due in less than one year...............................    (86,899)     (38,352)       (4,434)
Disposal of minority interest...................................      5,594          (75)          650
                                                                   --------     --------      --------
                                                                     57,840       65,565            --
Profit on sale..................................................     57,955       35,047            17
                                                                   --------     --------      --------
Total sale price................................................    115,795      100,612            17
Add: Additional proceeds on sale of FORA less expenses incurred.     27,547           --            --
Less: Cash......................................................     (8,271)      (1,803)           --
      Available-for-sale securities received....................         --      (79,558)           --
                                                                   --------     --------      --------
Cash flow on disposal net of cash...............................    135,071       19,251            17
                                                                   ========     ========      ========

     The results, assets and liabilities of divested operations are summarized in Note 18.

25.  NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                                      2002        2001          2000
                                                                   ---------    ---------    ---------
                                                                   (US$'000)    (US$'000)    (US$'000)
Investing activities:
   Revaluation of marketable securities........................     (57,813)     (79,061)     (316,043)
   Non-cash capital expenditure, net...........................      28,935       12,657        26,113
   Change in consolidation method..............................          --       25,464            --
   Disposal of joint ventures..................................          --      (72,865)           --
   Acquisition of available-for-sale securities................          --       79,557            --
Financing activities:
   Increase of debt and other financing........................          --       50,685       111,604
   Repayment of debt...........................................     (35,753)          --            --
   Issuance of capital.........................................          --        2,999            --

26.  COMMITMENTS AND CONTINGENCIES

     The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2002, MIC's consolidated share of these matters that have not been provided totaled $16,381,000. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

   Mach

     In November 2002, MIC completed the sale of MACH SA for Euro 95 million. Following examination of the books and records of Mach SA subsequent to purchase, the buyers have claimed a reduction of approximately $4,550,000 in the purchase price to reflect a claimed lower balance sheet value, as per the terms of the purchase agreement. MIC's management is currently examining this claim but does not expect there to be any material adjustment.

   Debt pledges, guarantees and commitments

     Details of debt pledges, guarantees and commitments are contained in Notes 17 and 27.

   Letters of support

     In the normal course of business, the Company issues letters of support to various companies and joint ventures within the Group.

   Operational environment

     MIC has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, MIC is involved in discussions regarding taxation, interconnect and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations. In management's opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which MIC has operations will not materially negatively impact MIC's financial position or operations.

   Lease commitments

     Operating Leases:

     The Group has the following annual operating lease commitments as of December 31, 2002 and 2001 maturing at various dates through 2048.

Minimum lease commitments                                 2002          2001
-------------------------                              ---------     ---------
                                                       (US$'000)     (US$'000)
Within:    one year...............................         246         1,120
Between:   one - two years........................         228           500
           two - three years......................         199           309
           three - four years.....................         167           247
           four - five years......................         128           205
After:     five years.............................         196         1,109
                                                         -----         -----
Total.............................................       1,164         3,490
                                                         =====         =====

     Operating lease expense was approximately $5,018,000 in 2002 (2001:
$3,466,000; 2000: $10,594,000).

     Finance leases:

     Future minimum payments on the finance leases are as follows:

Finance lease repayments                                  2002          2001
------------------------                               ---------     ---------
                                                       (US$'000)     (US$'000)
Within:    one year...............................         290           737
Between:   one - two years........................         138           229
           two - three years......................          26           156
           three - four years.....................           2            23
           four - five years......................          --            --
After:     five years.............................          --            --
                                                           ---         -----
Total.............................................         456         1,145
                                                           ===         =====

     The finance leases are comprised mainly of lease agreements relating to vehicles used by the Group.

   Capital commitments

     The Company and its joint ventures have a fixed commitment to purchase network equipment, land and buildings and other fixed assets with a value of $11,867,000 (2001: $56,436,000) from a number of suppliers within one year.

     Included in the above commitments are those related to Comvik International (Vietnam) AB for an amount of $9,619,000. As part of the 2000 and 2001 amendments (Note 3), the operation still needs to spend approximately $47 million before the end of the revenue sharing agreement in 2005.

   Dividends

     The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from MIC's various joint ventures.

27.  RELATED PARTY TRANSACTIONS

     The Company's principal shareholder is Industriforvaltnings AB Kinnevik ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries.

     On December 31, 1995 MIC acquired 17.7% of MACH from Kinnevik. The consideration, which was to have a minimum present value of $5,000,000 at December 31, 1995, consisted of (i) an initial payment of $1,000,000 plus interest, at the ruling market rate, for the month of January 1996, (ii) seven additional payments for each of the financial years 1996 to 2002, calculated as 17.7% of MACH's pre-tax profit for the relevant year and payable in April of the following year, and (iii) a final payment payable in April 2003, calculated as the higher of (a) the sum of the seven additional payments multiplied by a factor of 1.3 minus the initial payment or (b) the amount required to make the present value of all payments at December 31, 1995 equal to $5,000,000. The final payment is to be made in common stock of MIC using a share price of $30.50 per share. An amount of $3,958,000 (2001: $7,042,000), equal to the estimated remaining purchase payment for this transaction based on the results of MACH to date, is included in the balance sheet under the heading "Amounts due to shareholders". In 1996 the remaining 2.7% of MACH was purchased from the remaining unrelated shareholder giving MIC a 100% interest.

     In May 2002, MIC sold a 17% interest in MIC Systems BV, the parent company of MACH to Kinnevik BV for $17,000,000.

     As of December 31, 2002, MIC owed $63,000 (2001: $116,000) to Kinnevik for additional charges.

     During 2002, Kinnevik purchased MIC Notes (Note 17) on the open market with a face value of $44,000,000. MIC then exchanged these for $1,500,000 cash and 672,016 Tele2 AB shares at market prices.

     During the course of 2002, MIC sold an additional 6,177,369 Tele2 AB "B' shares at market prices to Kinnevik for a value of $104,295,000.

     On September 27, 2000, following an exchange offer made by Tele2 AB, the Company exchanged its SEC shares into Tele2 AB shares.

     In November 2001, the Company sold 100% of its interests in FORA Telecom BV, its Russian Cellular telephony operations to Tele2 AB. The agreement called for $80 million in Tele2 AB class "B' shares to be exchanged for the assets plus a maximum equivalent of $30 million in cash or additional Tele2 AB "B" shares, depending on the outcome of GSM license applications for three of MIC's existing cellular telephony operations in Russia. The sale resulted in a $6,693,000 gain on the disposal in 2001 (Note 20). During 2002, MIC obtained the necessary GSM licenses referred to above and therefore received the additional $30 million proceeds in cash. In addition, certain loans for which MIC was liable were settled at less than their carrying value. The credit realized on these, less costs incurred in the acquisition of the licenses, resulted in a net gain of $30,859,000 in 2002.

     The Group maintains corporate bank accounts at Banque Invik through which it makes payments and receives monies in the normal course of business. As of December 31, 2002, the Group had current accounts, time deposits and blocked deposits at Banque Invik.

     MIC charged $nil (2001: $280,000; 2000: 800,000) to related parties for services rendered.

     During the course of the year, directors received payments in respect of their services to the Group (Note 19).

     Great Universal

     As of December 31, 1998, the Group, through its subsidiary MIC-USA inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal. On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of MIC's investment in Great Universal. This amount is recorded in Investment in securities. During 2002, management made an impairment for 100% of this asset due to uncertainty concerning its recoverability. Following the reorganization described below, the rights and obligations of MIC-USA toward Great Universal were assigned to Great Universal LLC. Great Universal continues to indemnify MIC against certain contingent liabilities of Millicom. Great Universal is currently engaged in the communications, information technology, teleservices and media industries primarily in the United States.

     In June 1999, Great Universal effected a reorganization of Great Universal and its subsidiaries, in which Great Universal was merged with and into Great Universal LLC and operations were spun-off into two separate businesses, being Great Universal and Modern Holdings. Great Universal Inc. holds the subsidiaries in teleservices, television and media and specialized electronics industries, and Modern Holdings holds the subsidiaries in the integrated network services industries. Great Universal LLC holds 100% of common shares in Great Universal Inc. and 53% of common shares in Modern Holdings. MIC does not consolidate its investment in Great Universal as, due to the warrant holders' right to exercise, it considers it does not control Great Universal and also that there exists severe long-term restrictions that significantly impair the ability of Great Universal to transfer funds to MIC.

     In January 2000, Modern Holdings sold its 100% interest in MACH USA to MACH SA for a total consideration of $1,800,000. Due to the loss situation of MACH USA and the low expected development of MACH USA, the Company's management decided to close the activities of MACH USA and to write down the investment.

     In January 2000, MIC invested $10,000,000 in Modern Holdings in the form of promissory notes. In February 2000, those notes were converted into 1,293,095 shares of common stock, representing 8.5% of the share capital of Modern Holdings. This investment is recorded as a non-current available-for-sale security (Note 8).

     The largest single shareholder in the Company is Kinnevik, with a direct interest of 36%. The following purchases and outstanding balances occurred with companies affiliated to Kinnevik. All transactions were conducted on commercial terms and conditions at market prices. The services supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

     As of December 31, 2002 and 2001, MIC had the following payables and purchases to related parties:

                                                                     Amount payable at
                                          Purchases in year             December 31,
                                        ----------------------     ----------------------
                                          2002          2001         2002          2001
                                        ---------    ---------     ---------    ---------
                                        (US$'000)    (US$'000)     (US$'000)    (US$'000)
Bassett..............................       669         1,222           23           101
Great Universal......................        --            --           25            39
Netcom Consultants...................       157           554            9            56
Procure-it-right.....................       839           962          100             1
Applied Sales Management.............       110           100           --            --
Applied Value........................     2,009           484          252            --
Praesidium...........................       204            70           --             3
Lothar Systems.......................        10         1,601          288           508
Ephibian.............................        38            --           --            --
Shared Value.........................       656           477           23            --
YXK Systems..........................        28            --           --            --
Search Value.........................       489           189           --            --

                                                                     Amount payable at
                                          Purchases in year             December 31,
                                        ----------------------     ----------------------
                                          2002          2001         2002          2001
                                        ---------    ---------     ---------    ---------
                                        (US$'000)    (US$'000)     (US$'000)    (US$'000)
Banque Invik.........................       638           438           44            --
Tele2................................        50            25        5,723        10,596
                                        -------       -------      -------       -------
                                          5,897         6,122        6,487        11,304
                                        =======       =======      =======       =======

     As of December 31, 2002 and 2001, MIC had the following receivables from Kinnevik and other related parties:

                                                           2002          2001
                                                        ---------     ---------
                                                        (US$'000)     (US$'000)
Kinnevik..........................................         1,976         2,581
Modern Times Group................................           752           281
Metro.............................................           734           256
Lothar............................................           922            29
Tele2.............................................           359         4,216
Modern Holdings...................................         1,825         1,633
Netcom............................................            64           100
Shared Value......................................            18             6
Stonebrook Enterprises............................           156           156
                                                         -------       -------
                                                           6,806         9,258
                                                         =======       =======

28.  OTHER CURRENT LIABILITIES

     Other current liabilities are comprised as follows:

                                                           2002          2001
                                                        ---------     ---------
                                                        (US$'000)     (US$'000)
Taxes payable.....................................        25,530        26,189
Deferred revenue..................................         8,389        10,771
Subscriber deposits...............................         6,463         8,500
Prepayment cards..................................        11,180         7,733
Other current liabilities.........................        23,436        39,553
                                                         -------       -------
                                                          74,998        92,746
                                                         =======       =======

29.  (LOSS) EARNINGS PER COMMON SHARE

     (Loss) earnings per common share is comprised as follows:

                                                                                  2002           2001         2000
                                                                                --------      --------     --------
Basic and diluted (loss) earnings (US$'000's)............................       (385,143)     (138,053)     355,388
                                                                                ========      ========     ========
Weighted average number of shares outstanding during the period
   (in 000's)............................................................         16,318        16,314       16,273
                                                                                ========      ========     ========
Effect of dilutive securities............................................             --            --          227
Weighted average number of diluted shares outstanding during
   the period (in 000's).................................................         16,318        16,314       16,500
                                                                                ========      ========     ========
Basic (loss) earnings per common share (US$).............................          23.60          8.46        21.84
                                                                                ========      ========     ========
Diluted (loss) earnings per common share (US$)...........................          23.60          8.46        21.54
                                                                                ========      ========     ========

     At December 31, 2002, the Group had nil (2001: nil; 2000: 235,000) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

30.  RECONCILIATION TO U.S. GAAP

     The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). If the consolidated financial statements had been prepared under accounting principles generally accepted in the United States ("U.S. GAAP") the following principal differences would arise:

1. Under IFRS, the Company's interests in joint ventures are proportionally consolidated. Under U.S. GAAP, interests in joint ventures should be reflected in the consolidated financial statements using the equity method. The results of the reclassification of balance sheet captions are illustrated in the balance sheet reconciliation on the following pages. Information on the Group's share of income and expenses and cash flows contributed on a proportional basis under IFRS are included in Note 3 to the consolidated financial statements.

2. Under the equity method of consolidation, if an investor's share of losses of an associate equals or exceeds the carrying amount of an investment plus advances made by the investor, the investor ordinarily discontinues including its share of losses and the investment is reported at nil value. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended. Additional losses are provided for when the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. Losses recognized in excess of the investor's total investment due to a commitment to provide further financial support are recorded as a liability.

     Over the years, a number of joint ventures have incurred sufficient losses to reduce the value of the investment below MIC's total investment value in the joint venture, including loans, pledged deposits, obligations and guarantees. Under IFRS, MIC's proportional share of these losses are included in the Company's losses for the year. Summarized below are the adjustments to the profit and loss account that would have been recorded under U.S. GAAP for a) discontinuing MIC's share of losses on certain joint ventures in excess of MIC's total investment in the joint venture, and b) additional losses recorded by MIC above those recorded for IFRS due to MIC's commitment to provide further financial support to the joint venture. Furthermore, an adjustment was made to increase the gain recorded for IFRS on the sale of the FORA joint ventures, due to the joint ventures having a lower net asset value under U.S. GAAP.

                                                                                2001          2000
                                                                  2002       (Restated)    (Restated)
                                                                --------     ----------    ----------
                                                                 US$'000       US$'000       US$'000
     Discontinued share of losses...........................        (416)          119       (1,990)
     Additional losses in excess of investment value........      (3,805)       (2,126)      (9,013)
     Increase in gain on sale of FORA joint ventures........          --        18,710           --
                                                                --------      --------      -------
                                                                  (4,221)       16,703      (11,003)
                                                                ========      ========      =======

3. The value of cellular properties contributed by the shareholders of certain of the Company's joint ventures, upon formation, were not recorded at the contributing shareholder's carryover basis under IFRS. Rather, the value of such properties were stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to franchises and licenses, for $58,628,000. Following the implementation of IFRS 38, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense recorded in 2002 was $2,273,000 (2001:
     $2,273,000; 2000: $3,742,000). Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholder's carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

     Additionally, in 2000, the Company recorded an impairment charge for its cellular license in the Philippines. Upon formation of the Philippines joint venture, the value of the license was stepped-up in value, as described above. Because the value of this license was not stepped-up for U.S. GAAP, the impairment charge was reversed under U.S. GAAP for an amount of $9,502,000.

4. In September 2000, the Company exchanged its shareholding in SEC for shares in Tele2 AB, realizing a gain of $609,941,000, corresponding to the market value of the Tele2 AB shares obtained less the value of SEC as recorded in the books of the Company. Under U.S. GAAP, the book value of the SEC investment would have been adjusted to reflect differences between IFRS and U.S. GAAP accounting resulting in a higher gain on the disposal of SEC in the amount of $41,575,000.

5. Under U.S. GAAP, the accounting treatment of the options described in Note 9 of the consolidated financial statements is as follows: (1) the Colombian and El Salvadoran written put options, which when exercised required the Company to purchase additional shares in the respective operations, were recorded at inception as liabilities at their fair values, with subsequent changes in their fair values being recorded in the profit and loss account;
     (2) the call option held by the Company which gave the Company the right to purchase additional shares in the El Salvadoran operation, was recorded as an asset at its fair value as of the date of its inception, and subsequently carried at the lower of the option's cost or fair value; and
     (3) the written call option giving the holder the right to acquire from the Company shares in the Company's Vietnamese subsidiary was recorded at inception as a liability at its fair value, with subsequent book value losses of the option being recorded in the profit and loss account to reflect any loss that the Company would realize upon the exercise of the option.

     Until January 2001, the various options' values were not recorded under IFRS. Therefore, the adjustment to reconcile IFRS net income to U.S. GAAP net income in 2000 includes charges of $22,643,000, $4,284,000, and $1,414,000, to recognize the change in the fair values of the Colombian and El Salvadoran options, and the change in the book value losses of the Vietnamese option, respectively. As at January 1, 2001, the Company adopted IFRS 39. Since adopting IFRS 39, these options have been carried at their fair values, with the change in fair value reflected as a non-operating income or expense in the statement of profit and loss. Therefore, the adjustments to reconcile IFRS net loss to U.S. GAAP net loss in 2001, includes (1) an increase to net loss of $2,125,000 for the Vietnamese option to adjust the change in fair value of the option recorded for IFRS to the change in the book value losses of the option recorded for U.S. GAAP and (2) a decrease to net loss of $8,533,000 for the El Salvadoran call option to remove the change in fair value under IFRS and to record the option at its cost for U.S. GAAP. The adjustment to reconcile stockholders' equity in 2001 between IFRS and U.S. GAAP considers the cumulative adjustment in retained earnings of $45,264,000 recorded by the Company, upon adoption of IFRS 39.

     During 2002, the holder of the Vietnamese call option exercised its right to acquire an additional 10% of the shares of the Company's operation in Vietnam. The resulting adjustments to reconcile the IFRS accounts, as described in Note 9, and the U.S. GAAP accounts are as follows: (i) a decrease of $16,817,000 to the retained loss brought forward, corresponding to the difference, as at December 31, 2001, between the fair value and book value losses on the written call option, (ii) an increase of $295,000 to the net loss for 2002 due to the excess of the option's book value losses over the fair value of the option, recorded for IFRS, and (iii) a reversal of the gain realized on the sale of the subsidiary of $16,522,000 for IFRS, to reflect a gain of $nil for U.S. GAAP.

     As described in Note 9 of the consolidated financial statements, the fair value of the Colombian option, as of December 31, 2002, was reduced to $nil (2001: $14,414,000). The U.S. GAAP accounting treatment of this option is consistent with IFRS. As described in Note 9, the Company recorded the gain on the reduction of the Colombian option liability in 2002 under the caption "General and administrative expenses". For U.S. GAAP, this gain would have been recorded to non-operating income.

     Summarized below are the adjustments to net (loss) profit under U.S. GAAP:

                                                                      2002         2001          2000
                                                                    --------     --------      --------
                                                                     US$'000      US$'000       US$'000
     Fair value result of financial instruments:
        Colombia put option....................................                        --       (22,643)
        El Salvadoran put option...............................           --        8,533        (4,284)
        Vietnamese put option..................................         (295)      (2,125)       (1,414)
     Reduction from gain on sale of Vietnamese subsidiary......      (16,522)
                                                                    --------     --------      --------
                                                                     (16,817)       6,408       (28,341)
                                                                    ========     ========      ========

     The following table shows the change in liabilities recorded in the balance sheet under U.S. GAAP from IFRS:

                                                                                    2002          2001
                                                                                   US$'000      US$'000
     Vietnamese put option..................................................           --       (16,817)
                                                                                 --------      --------
     Total decrease in liabilities..........................................           --       (16,817)
                                                                                 ========      ========

6. Under IFRS, no compensation expense is recorded for stock based compensation described in Note 16(d) of the consolidated financial statements. Under U.S. GAAP, the Company accounts for stock compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

     As described in Note 16(d), stock options have been granted by the Company to certain employees in Liberty Broadband Limited, Millicom Argentina S.A. and Millicom International B.V. Because either the exercise price or the number of shares granted under the option plans is not known at the grant date, compensation expense for these plans under APB 25 is recalculated, based on the intrinsic value of this stock based compensation, at each balance sheet date. Recalculated compensation expense is recognized over the vesting period. Such plans are referred to as "variable plans". Options granted to employees of Millicom Argentina S.A, do not qualify as options granted to employees in accordance with APB 25, since Millicom Argentina S.A. is accounted for as an equity investment for U.S. GAAP. Accordingly, such options are accounted for on a mark to market basis. An adjustment of $1,308,000 (2001: $5,315,000; 2000: $(8,155,000)) has been recorded in the
     U.S. GAAP reconciliation of net profit or loss to reflect these options.

     As also described in Note 16(d), the Company grants stock options to employees and directors for a fixed number of shares with a fixed exercise price. The grant date intrinsic value of such options is amortized over the vesting periods of the options. Such plans are referred to as "fixed plans". Because the exercise price of such options granted by the Company equals their fair market value at the date of the grant, the options have no intrinsic value. Accordingly, no compensation expense has been recorded for the Company's fixed plans.

     At December 31, 2002, a cumulative amount of $6,707,000 (2001: $12,021,000)
     has been recorded in the Company's retained loss brought forward, share capital and premium for prior years' compensation expense, under U.S. GAAP.

7. Under IFRS, the Company recognizes revenues for initial connection fees when the customer is connected and able to use the service. The Company recognizes revenues from the sale of handsets at the time of sale.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, Revenue recognition in Financial Statements (SAB 101). SAB 101 outlines the SEC's view on applying generally accepted accounting principles to revenue recognition in financial statements. Specifically, the bulletin provides guidance as to the periods in which companies should recognize revenues. Effective January 1, 2000, for U.S. GAAP purposes, the Company evaluates each element of a customer arrangement to determine the appropriate period for recognition of revenues. Revenues on connection fees are deferred and recognized as revenues on a pro rata basis over the estimated life of the customer relationship which is, based on management estimates, one year. Revenues from handsets sales are recognized immediately if a fair value can be attributed to the separate element of the contract and use of the telephone is not dependant on the customer's continued use of network services. If telephone sales do not meet these conditions, the revenues are deferred and amortized over the estimated life of the customer relationship.

     Cost of sales, which include direct incremental expenses related to connection fees and handset sales, are deferred and amortized over the same period that revenues are recognized. Certain customer subscriber acquisition costs such as dealer commissions and handset subsidies have been classified as sales and marketing expenses under IFRS. Under U.S. GAAP these costs would have been classified as cost of sales in the same periods.

     Upon adoption of SAB 101 on January 1, 2000, the Company recorded a decrease in net profit of $3,141,000 for U.S. GAAP. The adjustment to defer revenue on connection fees for U.S. GAAP results in a decrease in revenue in 2002 of $145,000 (2001: increase of $263,000; 2000: increase of
     $397,000) and the adjustment to defer incremental cost on connection fees in 2002 for U.S. GAAP results in an increase in cost of sales of $192,000 (2001: decrease of $239,000; 2000: decrease of $513,000) resulting in a net increase of $337,000 to the Company's 2002 net loss (2001: decrease of $502,000 of the net loss; 2000: increase of $910,000 of the net profit).

8. In 2000, under IFRS, the Company recognized an impairment of its analogue fixed assets and related licenses and intangibles. This impairment was measured as the difference between the recoverable amount, determined by reference to discounted cash flows projected to be generated from these assets, and the carrying value of the analogue assets at the measurement date. Prior to January 1, 2002, the Company applied Statement of Financial Accounting Standard No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under SFAS 121, a long-lived asset or asset group was tested whenever events or changes in circumstances indicated its carrying amount may not be recoverable, i.e. a triggering event occurred. If such a triggering event occurred, the book value of the asset was compared to the undiscounted cash flows forecast from the asset. If the undiscounted cash flows forecast to be generated from the asset was less than the asset's book value, the carrying value of the asset was regarded as not recoverable. When such a determination was made, impairment was measured as the excess of the carrying value above the asset's fair value, typically determined by a discounted cash flow projection of the asset. Therefore, the impairment charge recorded on the analogue assets of some of MIC's operations in an amount of $10,441,000 was reversed for U.S. GAAP purposes.

     During the course of 2001, certain assets of the FORA business that were previously impaired under IFRS were sold. Because the assets sold had a higher value under U.S. GAAP than IFRS, a reduction of the gain on the sale of the assets of $5,216,000 was recorded for U.S. GAAP purposes. Additionally in 2001, incremental depreciation expense of $1,373,000 for U.S. GAAP was recorded on the remaining assets that were previously impaired under IFRS.

     In 2002, the Company adopted Statement of Financial Accounting Standard No. 144 (SFAS 144) Accounting for the Impairment or disposal of long-lived assets, which requires the same two-step impairment evaluation required under SFAS 121. As of December 31, 2002, analogue assets belonging to MIC's Colombian operations, which were impaired under IFRS in 2000 but not under U.S. GAAP, were deemed to be impaired in connection with the Colombian operation being classified as a discontinued operation, as described in U.S. GAAP item 13 hereafter. Accordingly, the assets' increased net value under U.S. GAAP of $2,571,000, after incremental depreciation expense for the year of $936,000, has been charged to the profit and loss of the year as an additional impairment.

     Under IFRS, as at December 31, 2002, the Company recorded an impairment charge of $2,234,000 on the license value of its operation in Peru. This impairment was measured as the difference between the recoverable amount of the asset, which was determined by reference to the discounted cash flows projected to be generated from this asset, and its carrying value at the measurement date. Since the recoverable amount of the license, determined by reference to an undiscounted cash flow model, as required by SFAS 144, was higher than its carrying value, the impairment recorded under IFRS has been reversed for U.S. GAAP purposes.

     Summarized below are the adjustments to the Company's IFRS profit and loss that have been made due to the application of SFAS 121 (2001 and 2000) and SFAS 144 (2002):

                                                               2002         2001          2000
                                                             -------      -------       -------
                                                             US$'000      US$'000       US$'000
     Reversal of impairment recorded for IFRS...........       2,234           --        10,441
     Increased depreciation charge......................        (936)      (1,373)         (345)
     Impairment charge on Colombian assets..............      (2,571)          --            --
     Decreased gain on sale of FORA assets..............          --       (5,216)           --
                                                             -------      -------       -------
     Total adjustment to (loss)/profit in year..........      (1,273)      (6,589)       10,096
                                                             =======      =======       =======

9. With the adoption of IFRS 39, the Company began recording its debt net of un-amortized financing fees incurred to acquire the debt. Under U.S. GAAP, these financing fees should be capitalized as a deferred charge. The amount that would be reclassified as an asset in the balance sheet as of December 31, 2002, is $8,359,000 (2001: $10,379,000).

10. In June 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standard No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 requires companies to cease amortizing goodwill, which existed at June 30, 2001. Accordingly, for U.S. GAAP purposes, the Company ceased amortization of existing goodwill on December 31, 2001. Additionally, under U.S. GAAP, the Company has reversed $7,865,000 of amortization on goodwill charged during 2002 under IFRS. In accordance with Statement of Financial Accounting Standard No. 141 (SFAS
     141), Business Combinations, negative goodwill in the amount of $9,336,000 as of December 31, 2001, has been written-off as a cumulative effect of change in accounting principle in the first quarter of 2002, upon adoption of SFAS 141. The Company did not generate additional negative goodwill during 2002.

     Reported net (loss) profit under U.S. GAAP before extraordinary items and accounting change was $(174,766,000) and $373,714,000 in 2001 and 2000, respectively. Goodwill amortization, net of tax was $9,483,000 and $9,692,000 in 2001 and 2000, respectively. Negative goodwill amortization, net of tax was $1,393,000 and $755,000 in 2001 and 2000, respectively. Adjusted net (loss) profit before extraordinary items and accounting change was $(166,676,000) and $382,651,000 in 2001 and 2000, respectively.

     The table below shows MIC's adjusted U.S. GAAP net (loss) profit as if goodwill amortization had ceased from January 1, 2000, together with a reconciliation of the adjusted net (loss) profit with the reported net
     (loss) profit:

                                                               2001         2000
                                                            ---------     --------
                                                             US$'000      US$'000
     Reported (loss) profit under U.S. GAAP..............    (174,766)     370,573
     Reversal of goodwill amortization...................       9,483        9,692
     Reversal of negative goodwill amortization..........      (1,393)        (755)
                                                            ---------     --------
     Adjusted net (loss) profit under U.S. GAAP..........    (166,676)     379,510
                                                            =========     ========

     The following tables present the impact on MIC's basic and diluted earnings per share as if goodwill amortization had ceased on January 1, 2000:

                                                                                        2001         2000
     Basic (loss) earnings per share                                        2002     (restated)   (restated)
     -------------------------------                                    ----------   ----------   ----------
     Reported basic (loss) earnings per share under U.S. GAAP.......    $  (20.15)    $ (10.71)   $  22.77
     Reversal of goodwill amortization..............................           --     $   0.58    $   0.60
     Reversal of negative goodwill amortization.....................           --     $  (0.09)   $  (0.05)
     Adjusted basic (loss) earnings per share under U.S. GAAP.......    $  (20.15)      (10.22)   $  23.32
     Weighted average number of shares outstanding in the year
        (in '000)...................................................       16,318       16,314      16,273

                                                                                        2001         2000
     Diluted earnings per share                                             2002     (restated)   (restated)
     --------------------------                                         ----------   ----------   ----------
     Reported diluted (loss) earnings per share under U.S. GAAP.....    $  (20.15)   $   (10.71)  $    22.46
     Reversal of goodwill amortization..............................           --    $     0.58   $     0.59
     Reversal of negative goodwill amortization.....................           --    $    (0.09)  $    (0.05)
     Adjusted diluted (loss) earnings per share under U.S. GAAP.....    $  (20.15)   $   (10.22)  $    23.00
     Weighted average number of shares and diluted potential
        common shares (in `000).....................................       16,318        16,314       16,500

     SFAS 142 also establishes a method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In addition, SFAS 142 requires transitional impairment testing as of January 1, 2002. As a result, the Company tested its goodwill for impairment under this new standard both as of January 1, 2002, and December 31, 2002. The transitional testing that MIC performed as of January 1, 2002 concluded that no impairment was required under U.S. GAAP. As a result of classifying the Company's Colombian operation as a discontinued operation in 2002 (see U.S. GAAP item 13), the Company performed an impairment test on the goodwill generated on the acquisition of the Colombian operation. This impairment test indicated that the goodwill was fully impaired. Under IFRS, the carrying value of this goodwill was set to $nil through the recording of an impairment charge of $35,723,000. Following the cessation of the amortization, as described under SFAS 142, MIC incurred an additional impairment charge of $3,136,000 under U.S. GAAP related to the impairment write-down of goodwill on the Colombian operation.

11.  During 2002, MIC purchased part of its Senior Subordinated Notes (see Note
     17) at market prices for an amount of $44,000,000, realizing a gain of $28,676,000. Under U.S. GAAP, this gain was recognized as an extraordinary item.

12. MIC holds shares in Tele2 AB recorded as investment in securities, which have declined in value since their acquisition dates. As of December 31, 2001, the management of MIC did not consider that the decline in share price of Tele2 AB met the criteria of impairment under IFRS 39 and recorded the decline in the revaluation reserve. However, taking into account the factors discussed in Staff Accounting Bulletin 59, the management of MIC considered, under U.S. GAAP, the decline in its investment in Tele2 AB to be other than temporary and therefore recorded a charge for an amount of $61,325,000 in 2001. As of December 31, 2002, taking into account the significant and prolonged decline in value of the Tele2 AB shares and the losses realized on their disposals, MIC recorded the change in fair value of these securities of $119,138,000 to the profit and loss for IFRS, in accordance with the Company's policies, and for U.S. GAAP, since the continued decline in value was determined to be other than temporary. Consequently, in 2002 MIC recorded an adjustment to reverse $61,325,000 from net loss for the year to retained loss brought forward, under U.S. GAAP.

13. As at December 31, 2002, MIC classified its investment in its Colombian subsidiary as an asset held for sale in accordance with SFAS 144. During 2002, MIC entered into discussions concerning the sale of the Colombian operation and, in December 2002, signed a sale and purchase agreement. The sale was completed in February 2003. The Colombian operation's net selling price of $9,876,000 was considered to be the fair value of all the assets and liabilities of the entity. Accordingly, the Company recorded an impairment charge of $41,733,000 on the license value of the Colombian operation. This amount has been recorded under the caption "General and administrative expenses" for IFRS. Additionally, other disposals made by the Company during the year qualify as discontinued operations in accordance with FAS 144. Presented below is a reconciliation of loss from discontinued operations:

                                                                    Year ended December 31,
                                                -----------------------------------------------------------------
     Net profit (loss) from component
     qualifying as discontinued operations:        2002           2001          2000    Segment in which reported
     --------------------------------------     ---------      ---------     ---------  -------------------------
                                                 US$'000        US$'000       US$'000
     Colombian operations................        (63,484)       (18,868)      (37,381)  MIC Latin America
     MIC Systems.........................         89,960          2,758        (1,816)  MIC Systems
     Liberty Broadband Ltd...............        (24,939)       (32,476)      (11,047)  Other
                                                --------       --------      --------
     Net profit reported from
        discontinued operations..........          1,537        (48,586)      (50,244)
                                                ========       ========      ========

14. In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No.143 (SFAS 143), Accounting for Asset Retirement Obligations. SFAS 143 applies to all entities and addresses financial accounting and reporting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective from January 2003 and requires obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability upon acquisition of the asset. The Company is in the process of evaluating the impact of SFAS 143 on the consolidated financial statements.

     The FASB issued Statement of Financial Accounting Standard No. 145 (SFAS
     145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, FASB Statement No. 64, Extinguishments of Debt made to satisfy sinking-fund requirement, and FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FAS No. 4 and FAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. By adopting SFAS 145 in fiscal year 2003, MIC expects to reclassify gains on the extinguishment of debt recorded in 2002, which are not sinking fund payments, of $28,676,000 from extraordinary to ordinary gains.

     In July 2002, the FASB issued Statement of Financial Accounting Standard 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is effective for disposal activities initiated after December 31, 2002. As the Company has not currently commenced exit or disposal activities as defined in SFAS 146, adoption of the Standard is not expected to have a material impact on its consolidated financial statements.

     In December 2002, the FASB issued Statement of Financial Accounting Standard 148 (SFAS 148), Accounting for Stock-Based Compensation--Transition and Disclosure--an Amendment of SFAS No. 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation", to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 does not change the fair value measurement principles of SFAS 123. As MIC has elected to continue to account for stock compensation in accordance with APB 25, the adoption of the Standard is not expected to have a material impact on its consolidated financial statements. However, the Company has already adopted the disclosure requirements of SFAS 148.

     In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not consider that SFAS 149 will have a material impact on its consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150), Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first fiscal period beginning after December 15, 2003. The Company does not consider that SFAS 150 will have a material impact on its consolidated financial statements.

     In November 2002, the FASB issued Financial Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Under this interpretation, a guarantor must recognize the fair value of the obligation it assumes under the guarantee, upon issuance of a guarantee. Additionally, FIN 45 requires that the guarantor determine and disclose its policy for subsequently re-measuring the guarantor's liability. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently assessing the impact that FIN 45 will have on its consolidated financial statements. The disclosure requirements of FIN 45 are applicable for financial statements that end after December 15, 2002. Accordingly, such disclosures are included in Note 17 of the consolidated financial statements.

     In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 generally applies to all business enterprises and all arrangements used by business enterprises, and it requires that a business enterprise identify all its Variable Interest Entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or a lack of controlling financial interest by an investor. The party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the Primary Beneficiary and must consolidate the VIE. The measurement principles of this interpretation apply to all VIEs created after January 31, 2003 and to all VIEs in which an enterprise obtains an interest after that date. Additionally, the measurement principles of FIN 46 for all VIEs held by MIC prior to January 31, 2003 will be effective for MIC's 2004 financial statements. However, MIC has determined that it is reasonably possible that MIC will either consolidate or disclose information about its operation in Argentina and its other joint ventures (see Note 3) when FIN 46 becomes effective.

15. Under IFRS 27 a subsidiary should be excluded from consolidation if it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent. In addition, Standing Interpretations Committee ("SIC") No. 33 states that potential voting rights that are presently exercisable or presently convertible must be considered when, in substance, they provide the capability to exercise control. As discussed in Note 27, under IFRS, MIC does not consolidate its investment in Great Universal ("GU") and Modern Holdings ("Modern") since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to MIC. Further, the warrants, which enable the holders to obtain 100% of GU and 53% of Modern, are presently exercisable and provide the capability, to the warrant holders, to control GU and Modern.

     Under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent a reason that GU and Modern should not be consolidated they should be consolidated. The restriction on the ability of GU and Modern to distribute dividends would not preclude consolidation under U.S. GAAP. In addition, under U.S. GAAP, potential voting rights are generally not considered in determining whether an entity should be consolidated. Accordingly, under U.S. GAAP, both GU and Modern are consolidated. The line items of MIC's consolidated income statement for the years ended December 31, 2002, 2001 and 2000 and consolidated balance sheet for the years ended December 31, 2002 and 2001, which are materially impacted by the consolidation of GU and Modern, are disclosed in a separate table at the bottom of the U.S. GAAP reconciliation of (loss) profit after taxes and of the U.S. GAAP balance sheet reconciliation.

16. The Company's U.S. GAAP net income and shareholders' equity as of, and for the years ended December 31, 2001 and 2000 have been restated to reflect the correction of certain errors as detailed below. The effects of these corrections are as follows:


                                                                                 Note        2001        2000
                                                                                 ----      --------   ---------
                                                                                           US$'000     US$'000
        Net (loss) profit in accordance with U.S. GAAP as previously
           reported:......................................................                 (201,811)    375,545
        Adjustment to line item "Application of equity method of
           accounting"....................................................         a.        28,108     (14,271)
        Adjustment to line item "Adjustments to initial step-up in the
           value of the licenses".........................................         b.        (1,063)      9,299
        Reclassification of line item "Extraordinary items-- Early
           extinguishment of debt"........................................         c.            --          --
                                                                                          ---------   ---------
        Restated net (loss) profit in accordance with U.S. GAAP...........                 (174,766)    370,573
                                                                                          =========   =========
        Net (loss) profit per share data:
        Basic net (loss) profit per share as previously reported:.........                $  (12.37   $   23.08
        Effect of adjustments reported above..............................                $    1.66   $   (0.31)
        Restated Basic net (loss) profit per share........................                $  (10.71   $   22.77
        Weighted average number of shares outstanding in the year (in
           `000)..........................................................                   16,314      16,273
        Diluted net (loss) profit per share as previously reported:.......                $  (12.37   $   22.76
        Effect of adjustments reported above..............................                $    1.66   $   (0.30)
        Restated diluted net (loss) profit per share......................                $  (10.71   $   22.46
        Weighted average number of shares and diluted potential common
           shares (in '000)...............................................                   16,314      16,500
        Shareholders' equity in accordance with U.S GAAP as previously
           reported:......................................................                   66,669     302,033
        Adjustment to line item "Application of equity method of
           accounting"....................................................         a.        (2,126)    (30,234)
        Adjustment to line item "Adjustments to initial step-up in the
           value of the licenses".........................................         b.         8,235       9,299
                                                                                          ---------   ---------
        Restated shareholders' equity in accordance with U.S GAAP.........                   72,778     281,098
                                                                                          =========   =========

---------------------------------------
    a.   In 2001 and 2000, $2,126,000 and $30,234,000 ($14,271,000 on the profit of the year and $15,963,000 on prior years' profit or loss), respectively, of additional losses on certain joint ventures should have been recognized by MIC due to either a) additional investment, including guarantees, by MIC in the venture that was not taken into account, or b) MIC's commitment to providing funding to the joint venture, in excess of its investment. Additionally, an adjustment of $25,081,000 has been recorded in 2001, to reflect the impact of these adjustments on the gain recognized by MIC on the sale of its FORA joint ventures.

    b. In 2000 and 2001, $203,000 and $1,063,000 respectively, of amortization expense related to the stepped-up value on cellular licenses was incorrectly included in the determination of U.S. GAAP net loss. In 2000, an impairment charge of $9,502,000, recorded for IFRS, related to the stepped-up value of a cellular license in the Philippines, was incorrectly not reversed for U.S. GAAP.

    c. In 2001, a gain of $8,075,000 was recorded as an extraordinary gain for U.S. GAAP. As this gain relates to the extinguishment of debt due to sinking fund payments, such gain should not have been reported as an extraordinary item.

     Reconciliation of (Loss) Profit after Taxes:

     The above items give rise to the following difference in net (loss) profit recorded under U.S. GAAP:

                                                                                             2001          2000
                                                                    Item         2002      (restated)   (restated)
                                                                    ----       --------    ----------   ----------
                                                                                US$'000      US$'000      US$'000
        (Loss) profit for the year reported under IFRS....                     (385,143)    (138,053)     355,388
        Items decreasing (increasing) reported loss or
           (decreasing) increasing reported profit:
        Application of equity method of accounting........             2         (4,221)      16,703      (11,003)
        Adjustments to initial step-up in the value of
           licenses.......................................             3          2,273        2,273       13,244
        Increased gain on disposal of SEC.................             4             --           --       41,575
        Valuation of stock options........................             5        (16,817)       6,408      (28,341)
        Compensation cost for stock options granted to
           employees......................................             6          1,308        5,315       (8,155)
        Recognition of connection fees and related costs..             7           (337)         502          910
        Reduced impairment of tangible and intangible
           assets.........................................             8         (1,273)      (6,589)      10,096
        Reversal of goodwill amortization.................            10          7,865           --           --
        Additional goodwill impairment....................            10         (3,136)          --           --
        Extraordinary items-- Early extinguishment of debt            11        (28,676)          --           --
        Impairment in securities, other than temporary....            12         61,325      (61,325)          --
                                                                               --------     --------     --------
        (Loss) profit after taxes, before extraordinary                        (366,832)    (174,766)     373,714
           items and cumulative effect of change in
           accounting principle under U.S. GAAP...........
        Extraordinary items--Early extinguishment of debt..           11         28,676           --           --
                                                                               --------     --------     --------
        (Loss) profit after taxes and extraordinary items
           and before cumulative effect of change in
           accounting principle...........................                     (338,156)    (174,766)     373,714
                                                                               ========     ========     ========
        Cumulative effect of change in accounting
           principle......................................            7, 10       9,336           --       (3,141)
        Net (Loss) profit under U.S. GAAP.................                     (328,820)    (174,766)     370,573
        Presented as:
        Net (loss) income from continuing operations......                     (368,369)    (126,180)     423,958
        Discontinued operations:..........................            13
           Loss from discontinued operations, net of
           taxes(a).......................................                      (75,824)     (48,586)     (50,244)
           Gain on disposal, net of taxes(a)..............                       77,361           --           --
                                                                               --------     --------     --------
        Loss from discontinued operations.................                        1,537      (48,586)     (50,244)
                                                                               --------     --------     --------
        (Loss) profit after taxes, before cumulative
           effect of change in accounting principle and
           before extraordinary items under U.S. GAAP.....                     (366,832)    (174,766)     373,714
                                                                               ========     ========     ========
        Extraordinary items--Early extinguishment of
           debt(a)........................................            11         28,676           --
        Cumulative effect of change in accounting
           principle(a)...................................            10          9,336           --       (3,141)
                                                                               --------     --------     --------
        Net loss (income) under U.S. GAAP.................                     (328,820)    (174,766)     370,573
                                                                               ========     ========     ========


                                                                                             2001          2000
       Basic and Diluted (loss) profit per Common Share                           2002     (restated)    (restated)
       ------------------------------------------------                         --------   ----------   ----------
       Basic (loss) profit per common share under
       U.S. GAAP:
         --from continuing operations...................................        $ (22.57)   $  (7.73)    $  26.05
         --from discontinuing operations................................        $   0.09    $  (2.98)    $  (3.09)
       Basic (loss) profit per common share after taxes, before cumulative effect of change in accounting principle and
          extraordinary items...........................................        $ (22.48)   $ (10.71)    $  22.96
       Impact of extraordinary items....................................        $   1.76          --           --
       Impact of cumulative effect of change in accounting principle....        $   0.57          --     $  (0.19)
       Basic (loss) profit per common share under U.S. GAAP.............        $ (20.15)   $ (10.71)    $  22.77
                                                                                ========    ========     ========
       Weighted average number of shares outstanding in the year
          (in '000).....................................................          16,318      16,314       16,273
                                                                                ========    ========     ========
       Diluted (loss) profit per common share under U.S. GAAP:
         --from continuing operations...................................        $ (22.57)   $  (7.73)    $  25.69
         --from discontinuing operations................................        $   0.09    $  (2.98)    $  (3.04)
       Diluted (loss) profit per common after taxes, before cumulative effect of change in accounting principle and extraordinary
          items.........................................................        $ (22.48)   $ (10.71)    $  22.65
       Impact of extraordinary items....................................        $   1.76          --           --
       Impact of cumulative effect of change in accounting principle....        $   0.57          --     $  (0.19)
       Diluted (loss) profit per common share under U.S. GAAP...........        $ (20.15)   $ (10.71)    $  22.46
                                                                                ========    ========     ========
       Weighted average number of shares and diluted potential common
          shares (in '000)..............................................          16,318      16,314       16,500
                                                                                ========    ========     ========

----------
    (a) The tax impact on these items is $nil (2001: $nil; 2000: $nil).

Impact of consolidation of Great Universal


     As explained in adjustment item No. 15, under U.S. GAAP, both Great Universal ("GU") and Modern Holdings ("Modern") should be consolidated. Presented in the table below are the main line items of MIC's consolidated income statement for the years ended December 31, 2002, 2001 and 2000 that would be materially impacted had GU and Modern been consolidated.

                                                                           2002         2001         2000
                                                                        --------     --------      --------
                                                                         US$'000      US$'000       US$'000
     Consolidated revenues under U.S. GAAP before the effect of
        the consolidation of Great Universal and Modern............      418,251      419,542       571,237
     Impact of consolidation.......................................       97,287      112,966       142,624
     Consolidated revenues under U.S. GAAP after the effect of the
        consolidation of Great Universal and Modern................      515,538      532,508       713,861
     Consolidated expenses under U.S. GAAP before the effect of
        the consolidation of Great Universal and Modern............     (362,549)    (405,603)     (606,909)
     Impact of consolidation.......................................      (99,034)    (119,799)     (174,727)
     Consolidated expenses under U.S. GAAP after the effect of the
        consolidation of Great Universal and Modern................     (461,583)    (525,402)     (781,636)
     Consolidated other income (expense) under U.S. GAAP before the effect of the consolidation of Great Universal and
        Modern.....................................................     (252,503)     (72,406)          594
     Impact of consolidation.......................................       (5,665)      10,881           235
     Consolidated other income (expense) under U.S. GAAP after the
        effect of the consolidation of Great Universal and Modern..     (258,168)     (61,525)          829
     Consolidated operating (loss) profit under U.S. GAAP before the effect of the consolidation of Great Universal and
        Modern.....................................................       55,702       13,939       (35,672)
     Impact of consolidation.......................................       (1,747)      (6,833)      (32,103)
     Consolidated operating (loss) profit under U.S. GAAP after the effect of the consolidation of Great Universal and
        Modern.....................................................       53,955        7,106       (67,775)

Balance Sheet Reconciliation:

     The following significant balance sheet differences arise under U.S. GAAP:


                                                                                            Held for
                                                              Proportional                 sale assets
                                                              Consolidation                    and
        Balance sheet as of                      Per Balance   Adjustment       Other      liabilities    Under U.S.
        December 31, 2002                Item    Sheet Group  (Items 1 & 2)  Adjustments    (Item 13)     GAAP Group
        -----------------                ----    -----------  -------------  -----------   -----------    ----------
                                                   US$'000       US$'000       US$'000       US$'000        US$'000
        Non-Current Assets
        Goodwill, net..........            10        10,172           --        14,065            --         24,237
        Licenses, net..........           3,8        84,471       (4,083)       (7,911)      (52,070)        20,407
        Deferred costs and
           other non-current
           assets, net.........             9         4,919       (2,351)        8,359            (9)        10,918
        Tangible assets, net...                     458,933     (135,699)           --       (36,862)       286,372
        Investment in
           securities..........                     220,386          (21)           --            --        220,365
        Investments in
           associated companies                       1,013      110,609            --            --        111,622
        Pledged deposits.......                      32,921           --            --          (508)        32,413
        Deferred taxation......                       8,470       (1,165)           --            --          7,305
                                                  ---------     --------      --------      --------      ---------
           Total Non-Current
           Assets..............                     821,285      (32,710)       14,513       (89,449)       713,639

        Current Assets
        Investment in
           securities..........                     101,540           --            --            --        101,540
        Inventories............                       6,962       (3,209)           --           (56)         3,697
        Trade receivables, net.                     113,221      (27,629)           --       (14,019)        71,573
        Amounts due from joint
           ventures............                      14,053        6,647            --           (33)        20,667
        Amounts due from other
           related parties.....                       6,806         (351)           --            --          6,455
        Prepaid and accrued
           income..............             7        14,148       (4,882)        1,328        (2,164)         8,430
        Other current assets...                      38,453       (6,592)           --         4,734         36,595
        Time deposits..........                      16,200       (1,428)           --        (1,111)        13,661
        Cash and cash
           equivalents.........                      70,451      (25,612)           --        (1,988)        42,851
                                                   --------     --------      --------      --------       --------
           Total Current Assets                     381,834      (63,056)        1,328       (14,637)       305,469
                                                   --------     --------      --------      --------       --------
        Total Assets from
           disposal group
           classified as held
           for sale............            13            --           --            --       104,086        104,086
                                                  ---------     --------      --------      --------      ---------
        Total Assets...........                   1,203,119      (95,766)       15,841            --      1,123,194
                                                  =========     ========      ========      ========      =========

        Shareholders' Equity
           and Liabilities
        Share capital and
           premium.............             6       281,989           --         5,398            --        287,387
        Treasury stock.........                     (54,521)          --            --            --        (54,521)


                                     F-65

                                                                                            Held for
                                                              Proportional                 sale assets
                                                              Consolidation                    and
        Balance sheet as of                      Per Balance   Adjustment       Other      liabilities    Under U.S.
        December 31, 2002                Item    Sheet Group  (Items 1 & 2)  Adjustments    (Item 13)     GAAP Group
        -----------------                ----    -----------  -------------  -----------   -----------    ----------
                                                   US$'000       US$'000       US$'000       US$'000        US$'000
        Legal reserve..........                       4,256           --            --            --          4,256
        Retained loss brought
           forward.............                     (57,719)      (1,710)       (3,226)           --        (62,655)
        Profit for the year,
           after cumulative
           effect of change in
           accounting principle                    (385,143)      (4,221)       60,544            --       (328,820)
        Currency translation
           reserve.............                     (84,121)          --            --            --        (84,121)
        Excess of contribution
           over assets acquired             3            --           --       (58,628)           --        (58,628)
        Total Shareholders'
           Equity..............                    (295,259)      (5,931)        4,088            --       (297,102)
                                                  ---------     --------      --------      --------      ---------
        Minority Interest......                      23,733           --            --            --         23,733

        Liabilities
        Non-Current liabilities
           Other non-current
           liabilities.........                      26,874      (12,831)           --            --         14,043
           Corporate
           subordinated debt...             9       912,539           --         5,461            --        918,000
           Other debt and
           financing...........             9       159,370      (26,803)        2,898       (33,765)       101,700
                                                  ---------     --------      --------      --------      ---------
           Total Non-Current
           Liabilities.........                   1,098,783      (39,634)        8,359       (33,765)     1,033,743

        Current liabilities
           Other debt and
           financing...........                     156,666      (20,244)           --       (45,064)        91,358
           Trade payable.......                      90,945       (5,043)           --        (6,216)        79,686
           Amounts due to
           shareholders........                       4,021           --            --            --          4,021
           Amounts due to
           other related
           parties.............                       6,487          472            --            (8)         6,951
           Accrued interest
           and other expenses..             7        42,745      (10,547)        3,394        (3,389)        32,203
           Other current
           liabilities.........                      74,998      (14,839)           --        (3,468)        56,691
                                                  ---------     --------      --------      --------      ---------
        Total Current
           Liabilities.........                     375,862      (50,201)        3,394       (58,145)       270,910
                                                  ---------     --------      --------      --------      ---------
        Total Liabilities from
           disposal group
           classified as held
           for sale............                          --           --            --        91,910         91,910
                                                  ---------     --------      --------      --------      ---------
        Total Shareholders'
           Equity and
           Liabilities.........                   1,203,119      (95,766)       15,841            --      1,123,194
                                                  =========     ========      ========      ========      =========


The following significant balance sheet differences arise under U.S. GAAP:


                                                                            Proportional                 Under U.S.
                                                                            Consolidation     Other         GAAP
        Balance sheet as of December 31, 2001                  Per Balance   Adjustment    Adjustments     Group
        (Restated)                                     Item    Sheet Group  (Items 1 & 2)   (Restated)   (Restated)
        -------------------------------------       -------   ------------  ------------   -----------   ----------
                                                                 US$'000      US$'000        US$'000       US$'000
        Non-Current Assets
        Goodwill, net........................                     52,575          (982)           --         51,593
        Licenses, net........................             3      164,541       (14,214)      (12,417)       137,910
        Deferred costs and other non-current
           assets, net.......................             9       15,685        (2,378)       10,379         23,686
        Tangible assets, net.................             8      512,236      (139,067)        3,507        376,676
        Investment in securities.............                    676,829          (964)           --        675,865
        Investments in associated companies..             2       52,858        78,758            --        131,616
        Pledged deposits.....................                     47,404           (71)           --         47,333
        Deferred taxation....................                      3,785            --            --          3,785
                                                               ---------      --------      --------     ----------
           Total Non-Current Assets..........                  1,525,913       (78,918)        1,469      1,448,464

        Current Assets
        Inventories..........................                     12,932        (4,560)           --          8,372
        Trade receivables, net...............                    136,078       (33,668)           --        102,410
        Amounts due from joint ventures......                     46,001         4,640            --         50,641
        Amounts due from other related
           parties...........................                      9,258            --            --          9,258
        Prepaid and accrued income...........             7       27,228        (5,027)        1,521         23,722
        Other current assets.................                     35,800       (10,107)           --         25,693
        Time deposits........................                     21,444        (1,649)           --         19,795
        Cash and cash equivalents............                     56,276       (20,192)           --         36,084
                                                               ---------      --------      --------     ----------
           Total Current Assets..............                    345,017       (70,563)        1,521        275,975
                                                               ---------      --------      --------     ----------
        Total Assets.........................                  1,870,930      (149,481)        2,990      1,724,439
                                                               =========      ========      ========     ==========

        Shareholders' Equity and Liabilities
        Share capital and premium............             6      281,989            --         6,707        288,696
        Treasury stock.......................                    (52,033)           --            --        (52,033)
        Legal reserve........................                      4,256            --            --          4,256
        Retained profit brought forward......                     80,334       (18,413)       50,190        112,111
        Profit for the year, after
           cumulative effect of change in
           accounting principle..............                   (138,053)       16,703       (53,416)      (174,766)
        Revaluation reserve..................            12      (61,325)           --        61,325             --
        Currency translation reserve.........                    (46,274)         (584)           --        (46,858)
        Excess of contribution over assets
           acquired..........................             3           --            --       (58,628)       (58,628)
                                                                --------      --------      --------      ---------
        Total Shareholders' Equity...........                     68,894        (2,294)        6,178         72,778
        Minority interest....................                     10,262            --            --         10,262

        Liabilities
        Non-Current Liabilities
           Other non-current liabilities.....                     20,507        (2,136)           --         18,371
           Corporate subordinated debt.......             9      954,601            --         7,399        962,000
           Other debt and financing..........             9      347,475       (28,738)        2,980        321,717

        Current Liabilities
           Other debt and financing..........                    153,898       (43,321)           --        110,577

                                     F-67


                                                                            Proportional                 Under U.S.
                                                                            Consolidation     Other         GAAP
        Balance sheet as of December 31, 2001                  Per Balance   Adjustment    Adjustments     Group
        (Restated)                                     Item    Sheet Group  (Items 1 & 2)   (Restated)   (Restated)
        -------------------------------------       -------   ------------  -------------  -----------   ----------
                                                                 US$'000      US$'000        US$'000       US$'000
           Trade payables....................                    109,739       (26,464)           --         83,275
           Amounts due to shareholders.......                      7,158            --            --          7,158
           Amounts due to other related
           parties...........................                     11,304            --            --         11,304
           Financial liabilities.............             5       36,365            --       (16,817)        19,548
           Accrued interest and other
           expenses..........................             7       57,981       (17,416)        3,250         43,815
           Other current liabilities.........                     92,746       (29,112)           --         63,634
                                                                 469,191      (116,313)      (13,567)       339,311
                                                               ---------      --------      --------      ---------
        Total Liabilities....................                  1,791,774      (147,187)       (3,188)     1,641,399
                                                               ---------      --------      --------      ---------
        Total Shareholders' Equity and
           Liabilities.......................                  1,870,930      (149,481)        2,990      1,724,439
                                                               =========      ========      ========      =========

Impact of consolidation of Great Universal

     As explained in adjustment item No. 15, under U.S. GAAP, both Great Universal ("GU") and Modern Holdings ("Modern") should be consolidated. Presented in the table below are the main line items of MIC's consolidated balance sheet as of December 31, 2002 and 2001 that would be materially impacted had GU and Modern been consolidated.


                                                                                                           2001
                                                                                              2002      (restated)
                                                                                           ---------    ----------
                                                                                             US$'000       US$'000
     Consolidated total assets under U.S. GAAP....................................         1,123,194     1,724,439
     Impact of consolidation......................................................            71,592        90,782
     Consolidated total assets after consolidation................................         1,194,786     1,815,221
     Consolidated total shareholders' equity under U.S. GAAP......................          (297,102)       72,778
     Impact of consolidation......................................................            (8,611)       (6,814)
     Consolidated total shareholders' equity after consolidation..................          (305,713)       65,964

Comprehensive Income:

     The Company's statement of comprehensive income under U.S. GAAP for the three-year period ended December 31, 2002, is as follows:

                                                                                              2001           2000
                                                                                2002       (restated)     (restated)
                                                                              --------     ----------     ---------
                                                                               US$'000       US$'000        US$'000
     Net (loss) profit under U.S. GAAP...............................         (328,820)     (174,766)       370,573
                                                                              --------     ----------     ---------
     Other comprehensive income (loss):
     Holding gain (loss) excluding effect of sale of marketable
        securities sold during the year, net of tax(b)...............          (37,422)      (35,616)      (265,790)
     Holding gain for securities sold during the year, net of tax(b).         (131,396)        1,949          5,069
     Reclassification adjustment for net gain realized on sale of
        marketable securities, net of tax(b).........................          168,818        15,931        (55,321)
     Foreign CTA.....................................................          (37,263)      (13,510)         2,445
                                                                              --------      --------         ------
     Other comprehensive income (loss)...............................          (37,263)      (31,246)      (313,597)
                                                                              --------      --------         ------
     Comprehensive (loss) income under U.S. GAAP.....................         (366,083)     (206,012)        56,976
                                                                              ========      ========         ======

----------
(b) The tax impact on these items is $nil (2001: $nil; 2000: $nil).

Additional Stock Option Disclosure:

     As described above, under U.S. GAAP, the Company accounts for stock options under APB25. Had compensation costs been determined in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts.

                                                                                     Year ended December 31,
                                                                              -------------------------------------
                                                                                              2001          2000
                                                                                 2002      (restated)    (restated)
                                                                              --------     ----------    ----------
                                                                               US$'000       US$'000       US$'000
     Net income, as reported..........................................        (328,820)     (174,766)      370,573
     Deduct: total stock-based employee compensation expense
        determined under fair value based method for all awards, net
        of related tax effects........................................          16,275        (5,728)        (5,066)
     Pro forma net income.............................................        (312,545)     (180,494)       365,507
                                                                              --------     ----------     ---------
     Earnings per share: As reported (basic)--$........................         (20.15)       (10.71)         22.77
     Pro form (basic)--$...............................................         (19.15)       (11.06)         22.46
     As reported (diluted)--$..........................................         (20.15)       (10.71)         22.46
     Pro forma (diluted)--$............................................         (19.15)       (11.06)         22.15

     The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 4.4% (2001: 4.4%), expected lives of 6 years, no dividends and expected volatility of 58.4% (2001: 58.4%).

31.  SUBSEQUENT EVENTS

     On January 21, 2003, MIC made an exchange offer and consent solicitation to bondholders of the 13.5% Senior Subordinated Notes due 2006 (the "Notes"). On May 8, 2003, MIC announced the closing of this offer with the tendering of approximately 85% of the Notes.

     On January 21, 2003, MIC announced that it had received written confirmation from The Nasdaq Stock Market Inc. that it would be de-listed from the Nasdaq National Market ("Nasdaq") unless its equity was raised to at least $10 million or it were able to maintain its minimum bid price per share at $3 for a period of at least ten consecutive trading days on or before February 17, 2003. As a consequence of this, a resolution was passed at an Extraordinary General Meeting held on February 17, 2003, for a reverse stock split of the Company's issued shares, exchanging three existing shares of a par value of $2 each for one new share with a par value of $6. The new shares commenced trading on the Nasdaq on February 20, 2003. On March 6, 2003, the Company received confirmation from Nasdaq that it now complied with all the current listing requirements and that de-listing was no longer necessary.

     On February 13, 2003, the Group announced the successful completion of the sale of Celcaribe, its cellular operation in Colombia.

     In January 2003, MIC sold an additional 44,129 Tele2 AB shares to Kinnevik at market price in settlement of an amount payable. In addition, MIC has sold a further 1,000,000 Tele2 AB shares to third parties. Total proceeds from these sales were approximately $34 million.

32.  SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

     As mentioned in Note 31, MIC exchanged, on May 8, 2003, $780,920,000 of the Notes for $562,219,000 of 11% Senior Amortizing Notes due 2006 (the "11% Notes") and $63,714,000 of 2% Convertible Payment in Kind Notes due 2006 (the "2% Notes), together the "New Notes". MIC's indirectly wholly owned subsidiary, Millicom International Operations B.V. or "MIOBV", will irrevocably and unconditionally guarantee certain payments of the New Notes.

     The following information presents condensed consolidating financial information for MIC, the "Issuer", MIOBV, "the Guarantor", and the other non-guarantor subsidiaries of MIC, the "Non-Guarantor Subsidiaries".

     The Company has not provided reconciliation between IFRS and U.S. GAAP for the columns relating to the Guarantor as such reconciliation would not materially affect an investor's understanding of the nature of the guarantee.

     Consolidated condensed balance sheets as of December 31, 2002 and 2001 are as follows:


                                                                       As of December 31, 2002
                                                    ------------------------------------------------------------------
                                                                           Non-Guarantor  Consolidation
                                                    Issuer      Guarantor   Subsidiaries   adjustments    Consolidated
                                                   --------     ---------  -------------  --------------  ------------
                                                   US $'000     US $'000      US $'000       US $'000       US $'000
ASSETS
Non-current assets
Tangible assets, net........................            188           --       604,555       (145,810)        458,933
Investment in securities....................             --           --     1,585,505     (1,365,119)        220,386
Pledged deposits............................         36,595           --         5,531         (9,205)         32,921
Deferred taxation...........................             --           --         8,470             --           8,470
Other non-current assets....................            498           --       112,420        (12,343)        100,575
Current assets
Inventories.................................             --           --         9,685         (2,723)          6,962
Investment in securities....................             --           --       101,540             --         101,540
Amounts due from joint ventures.............        616,844           --       637,790     (1,240,581)         14,053
Time deposits...............................         10,427           --         6,851         (1,078)         16,200
Cash and cash equivalents...................          6,895           61        86,609        (23,114)         70,451
Other current assets........................          7,051           --       198,335        (32,758)        172,628
                                                   --------     --------     ---------     ----------       ---------
Total assets................................        678,498           61     3,357,291     (2,832,731)      1,203,119
                                                   ========     ========     =========     ==========       =========

LIABILITIES
Non-current liabilities
Other non-current liabilities...............             --       61,313        24,065        (58,504)         26,874
Corporate subordinated debt.................        912,539           --            --             --         912,539
Other debt and financing....................             --           --       201,383        (42,013)        159,370
Current liabilities
Other debt and financing....................             --           --       161,266         (4,600)        156,666
Trade payable...............................          1,300           --     1,045,230       (955,585)         90,945
Amounts due to shareholders.................             62           --         3,976            (17)          4,021
Amounts due to other related parties........             --        5,714       571,201       (570,428)          6,487
Other liabilities...........................         59,856        6,540        70,132        (18,785)        117,743
                                                   --------     --------     ---------     ----------       ---------
Total liabilities...........................        973,757       73,567     2,077,253     (1,649,932)      1,474,645
                                                   ========     ========     =========     ==========       =========

EQUITY
Total shareholders' equity..................       (295,259)     (73,506)    1,280,038     (1,206,532)       (295,259)
Minority interest...........................             --           --            --         23,733          23,733

                                                                         As of December 31, 2001
                                                 ---------------------------------------------------------------------
                                                                            Non-Guarantor  Consolidation
                                                    Issuer     Guarantor     Subsidiaries   adjustments   Consolidated
                                                 ----------   ----------     ------------  -------------  ------------
                                                   US $'000     US $'000       US $'000       US $'000       US $'000
ASSETS
Non-current assets
Tangible assets, net........................          1,332           --       702,623       (191,719)        512,236
Investment in securities....................        263,726           --     2,255,568     (1,842,465)        676,829
Pledged deposits............................          4,392           --        57,861        (14,849)         47,404
Deferred taxation...........................             --           --         3,785             --           3,785
Other non-current assets....................            702           --       193,192         91,765         285,659
Current assets
Inventories.................................             --           --        16,902         (3,970)         12,932
Amounts due from joint ventures.............      1,155,014      100,007     1,093,697     (2,302,717)         46,001
Other current assets........................            502           --        48,044        (12,746)         35,800
Time deposits...............................             --           --        22,700         (1,256)         21,444
Cash and cash equivalents...................          3,926            2        69,845        (17,497)         56,276
Other current assets........................          6,829           --       153,178         12,557         172,564
                                                 ----------   ----------     ---------     ----------       ---------
Total assets................................      1,436,423      100,009     4,617,395     (4,282,897)      1,870,930
                                                 ==========   ==========     =========     ==========       =========
LIABILITIES
Non-current liabilities
Other non-current liabilities...............             --           --        35,507        (15,000)         20,507
Corporate subordinated debt.................        954,601           --            --             --         954,601
Other debt and financing....................             --           --       383,584        (36,109)        347,475
Current liabilities
Other debt and financing....................             --           --       229,014        (75,116)        153,898
Trade payable...............................          1,763           --     1,625,661     (1,517,685)        109,739
Amounts due to shareholders.................            115           --         7,564           (521)          7,158
Amounts due to other related parties........             --       10,635       878,424       (877,755)         11,304
Financial liabilities.......................         36,365           --            --             --          36,365
Other liabilities...........................        374,685      110,174      (298,239)       (35,893)        150,727
                                                 ----------   ----------     ---------     ----------       ---------
Total liabilities...........................      1,367,529      120,809     2,861,515     (2,558,079)      1,791,774
                                                 ==========   ==========     =========     ==========       =========

EQUITY
Total shareholders' equity..................         68,894      (20,800)    1,755,880     (1,735,080)         68,894
Minority interest...........................             --           --            --         10,262          10,262

     Consolidated condensed profit and loss accounts for the year ended December 31, 2002, 2001 and 2000 are as follows:

                                                                For the year ended December 31, 2002
                                                  --------------------------------------------------------------------
                                                                           Non-Guarantor  Consolidation
                                                    Issuer     Guarantor    Subsidiaries   adjustments    Consolidated
                                                  ---------    ---------   -------------  ------------    ------------
                                                   US $'000     US $'000      US $'000       US $'000        US $'000
Revenues...................................           7,419           --       774,477       (176,710)        605,186
Cost of sales..............................              --           --      (352,061)        82,440        (269,621)
Sales and marketing........................              --           --      (103,297)        22,356         (80,941)
General and administrative expenses........              --      (17,121)     (232,123)        84,541        (164,703)
Gain (loss) from sale of subsidiaries and
   joint ventures, net.....................          19,084       17,543      (153,507)       205,694          88,814
Other operating expenses...................         (20,417)         (54)       (6,375)       (29,576)        (56,422)
Loss from investment securities, net.......              --           --      (299,963)            --        (299,963)
Net interest...............................         (55,235)      (2,799)     (129,329)        14,130        (173,233)
Exchange gain (loss).......................           5,387          (30)      (19,383)        (9,457)        (23,483)
Charge for taxes...........................            (320)         (33)      (29,808)         7,427         (22,734)
Other income (charges)(1)..................         118,698       64,853      (138,526)       (10,574)         34,451
Equity income (loss).......................        (459,759)    (132,791)           --        592,550              --
Minority interest..........................              --           --            --        (22,494)        (22,494)
Net profit (loss) for the year.............        (385,143)     (70,432)     (689,895)       760,327        (385,143)

----------
(1) The amount of $118,698,000 recorded in the Issuer results mainly from waivers on intercompany liabilities. In the Guarantor, the other income corresponds mainly to dividends received from joint ventures.

                                                                For the year ended December 31, 2001
                                                                           Non-Guarantor Consolidation
                                                     Issuer    Guarantor    Subsidiaries  adjustments     Consolidated
                                                  ---------    ---------    ------------  -----------     ------------
                                                   US $'000     US $'000      US $'000       US $'000       US $'000
Revenues...................................           5,382           --       875,658       (236,470)       644,570
Cost of sales..............................              --           --      (357,640)        74,197       (283,443)
Sales and marketing........................              --           --      (133,579)        38,116        (95,463)
General and administrative expenses........              --           --      (242,641)        69,729       (172,912)
Gain (loss) from sale of subsidiaries and
   joint ventures, net.....................         (46,327)     (40,785)        9,748        112,411         35,047
Other operating expenses...................         (23,874)         (20)       (4,830)        (6,289)       (35,013)
Loss from investment securities, net.......              --           --       (15,931)            --        (15,931)
Net interest...............................         (68,947)        (384)     (135,434)        17,621       (187,144)
Exchange loss..............................         (19,449)          --       (17,740)        19,876        (17,313)
Charge for taxes...........................             (79)          --       (33,444)        25,306         (8,217)
Other income (charges).....................          15,900       15,880       (10,475)       (22,735)        (1,430)
Equity income (loss).......................            (659)       1,597            --           (938)            --
Minority interest.........................               --           --            --           (804)          (804)
Net profit (loss) for the year............         (138,053)     (23,712)      (66,308)        90,020       (138,053)


                                                                For the year ended December 31, 2000
                                                  -------------------------------------------------------------------
                                                                           Non-Guarantor  Consolidation
                                                     Issuer    Guarantor    Subsidiaries   adjustments   Consolidated
                                                  ---------    ---------   -------------   ------------  -------------
                                                   US $'000     US $'000      US $'000        US $'000        US $'000
Revenues..................................            2,886            --       821,265       (253,311)      570,840
Cost of sales.............................               --            --      (351,577)        33,261      (318,316)
Sales and marketing.......................               --            --      (135,520)        47,423       (88,097)
General and administrative expenses.......             (242)           --      (222,054)        48,119      (174,177)
Loss from sale of subsidiaries and joint
   ventures, net..........................               --            --            --         (2,755)       (2,755)
Other operating expenses..................          (26,158)          (10)       (6,248)        (8,457)      (40,873)
Gain from investment securities, net......               --            --       665,262             --       665,262
Net interest..............................          (68,044)         (196)     (119,533)        20,166      (167,607)
Exchange loss.............................           (1,889)           --       (35,357)        14,231       (23,015)
Charge for taxes..........................              (11)           --      (177,158)       150,905       (26,264)
Other income (charges)(1).................          161,289        98,077      (162,696)      (139,848)      (43,178)
Equity income (loss)......................          287,557      (225,388)           --        (62,169)           --
Minority interest.........................               --            --            --          3,568         3,568
Net profit (loss) for the year ...........          355,388      (127,517)      276,384       (148,867)      355,388

----------
(1)  For the Issuer and the Guarantor, these amounts correspond mainly to dividends received from subsidiaries and joint ventures.

Consolidated condensed cash flow statements for the year ended December 31, 2002, 2001 and 2000 are as follows:

                                                                 For the year ended December 31, 2002
                                                      -----------------------------------------------------------
                                                                                   Non-Guarantor
                                                        Issuer       Guarantor      Subsidiaries     Consolidated
                                                      --------       ---------     -------------     ------------
                                                      US $'000        US $'000          US $'000        US $'000
Net cash provided by (used in) operating
   activities.................................          36,479            (135)           36,237          72,581
                                                      --------        --------          --------        --------
Cash flows from investing activities:
Proceeds from the disposal of subsidiaries
   and joint ventures, net of cash disposed...          24,292              --           110,779         135,071
Proceeds from the disposal of investments in
   securities.................................              73              --           167,009         167,082
Purchase of tangible assets...................              --              --          (135,818)       (135,818)
(Increase) Decrease in pledged deposits.......         (32,203)             --            15,697         (16,506)
Cash provided by (used in) other investing
   activities.................................         (25,748)            194            17,390          (8,164)
                                                      --------        --------          --------        --------
Net cash provided by (used in) investing
   activities.................................         (33,586)            194           175,057         141,665
                                                      ========        ========          ========        ========

Cash flows from financing activities:
Proceeds from the issuance of debt............              --              --           182,828         182,828
Repayment of debt and other financing.........              --              --          (363,584)       (363,584)
Other financing activities....................              76              --           (19,100)        (19,024)
                                                      --------        --------          --------        --------
Net cash provided by (used in) financing
   activities.................................              76              --          (199,856)       (199,780)
                                                      --------        --------          --------        --------
Cash effect of exchange changes...............              --              --              (291)           (291)
                                                      --------        --------          --------        --------
Net increase in cash and cash equivalents.....           2,969              59            11,147          14,175
Cash and cash equivalents, beginning..........           3,926               2            52,348          56,276
                                                      --------        --------          --------        --------
Cash and cash equivalents, ending.............           6,895              61            63,495          70,451
                                                      ========        ========          ========        ========

                                                                   For the year ended December 31, 2001
                                                      ------------------------------------------------------------
                                                                                     Non-Guarantor
                                                       Issuer        Guarantor        Subsidiaries    Consolidated
                                                      --------       ---------       -------------    ------------
                                                      US $'000        US $'000          US $'000        US $'000
Net cash provided by (used in) operating
   activities............................                 (182)            724           103,427         103,969
                                                      --------        --------         ---------       ---------
Cash flows from investing activities:
Proceeds from the disposal of
   subsidiaries and joint ventures, net
   of cash disposed.....................                    --              --            19,251          19,251
Proceeds from the disposal of
   investments in securities............                    --              --           125,196         125,196
Purchase of tangible assets.............                    --              --          (192,178)       (192,178)
(Increase) Decrease in pledged deposits.                70,584              --          (109,667)        (39,083)
Cash provided by (used in) other
   investing activities.................                 3,588            (762)          (83,086)        (80,260)
                                                      --------        --------         ---------       ---------
Net cash provided by (used in)
   investing activities.................                74,172            (762)         (240,484)       (167,074)
                                                      ========        ========         =========       =========

Cash flows from financing activities:
Proceeds from the issuance of debt......                    --              --           379,957         379,957
Repayment of debt and other financing...              (115,088)             --          (243,206)       (358,294)
Other financing activities..............                (1,055)             33             1,935             913
Net cash provided by (used in)
   financing activities.................              (116,143)             33           138,686          22,576
                                                      --------        --------         ---------       ---------
Cash effect of exchange changes..........                   --              --             1,884           1,884
                                                      --------        --------         ---------       ---------
Net (decrease) increase in cash and
   cash equivalents.....................               (42,153)             (5)            3,513        (38,645)
Cash and cash equivalents, beginning....                46,079               7            48,835          94,921
                                                      --------        --------         ---------       ---------
Cash and cash equivalents, ending.......                 3,926               2            52,348          56,276
                                                      ========        ========         =========       =========


                                                               For the year ended December 31, 2000
                                                      ------------------------------------------------------------
                                                                                     Non-Guarantor
                                                        Issuer       Guarantor        Subsidiaries    Consolidated
                                                      --------       ---------       -------------    ------------
                                                      US $'000        US $'000          US $'000        US $'000

Net cash provided by operating
   activities...........................                4,652             795            122,022         127,469
                                                     --------        --------          ---------        --------
Cash flows from investing activities:
Proceeds from the disposal of
   subsidiaries and joint ventures, net
   of cash disposed.....................                    --              --                17              17
Proceeds from the disposal of
   investments in securities............                    --              --            65,434          65,434
Purchase of tangible assets.............                    --              --          (182,771)       (182,771)
(Increase) Decrease in pledged deposits.              (16,723)              --            14,309          (2,414)
Cash provided by (used in) other
   investing activities (1).............                  569        (211,007)           147,808         (62,630)
                                                      --------        --------          --------        --------
Net cash provided by (used in)
   investing activities.................              (16,154)       (211,007)            44,797        (182,364)
                                                      --------       ---------          --------        --------

Cash flows from financing activities:
Proceeds from the issuance of debt......              115,000              --            161,778         276,778
Repayment of debt and other financing...              (65,012)             --           (108,551)       (173,563)
Issuance of share capital...............                   --         210,209           (210,209)             --
Other financing activities..............                  508              --             8,785           9,293
                                                      --------       ---------          --------        --------
Net cash provided by (used in)
   financing activities.................               50,496         210,209           (148,197)        112,508
                                                      --------       ---------          --------        --------
Cash effect of exchange changes.........                   --              --               (775)           (775)
                                                      --------       ---------          --------        --------
Net (decrease) increase in cash and
   cash equivalents.....................               38,994              (3)            17,847          56,838
Cash and cash equivalents, beginning....                7,085              10             30,988          38,083
                                                      --------       ---------          --------        --------
Cash and cash equivalents, ending.......               46,079               7             48,835          94,921
                                                      ========       =========          ========        ========

----------
(1)  in 2000, MIO BV invested $211,007,000 in subsidiaries and joint ventures of the Group.

                                                 MILLICOM INTERNATIONAL CELLULAR S.A.
                                                 CONDENSED CONSOLIDATED BALANCE SHEETS
                                               AS OF JUNE 30, 2003 AND DECEMBER 31, 2002

                                                                                            June 30,      December
                                                                                Notes         2003        31, 2002
                                                                                -----       ---------     --------
                                                                                           (Unaudited)
                                                                                            (US$'000)     (US$'000)
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill, net of accumulated amortization of $18,908 and $25,390.........          14           6,943        10,172
   Licenses, net of accumulated amortization of $61,121 and $100,361.....          3, 14       29,866        84,471
   Other intangibles, net of accumulated amortization of $4,113 and
     $13,946.............................................................                       6,167         4,919
Tangible assets, net of accumulated depreciation of $414,675 and $412,994           3         412,503       458,933
 Financial assets........................................................
   Investment in securities..............................................           4         286,307       220,386
   Pledged deposits......................................................                      20,158        32,921
Other non-current assets.................................................                       8,145         9,483
                                                                                            ---------     ---------
TOTAL NON-CURRENT ASSETS                                                                      770,089       821,285
                                                                                            ---------     ---------

CURRENT ASSETS
Investment in securities.................................................                     103,682       101,540
Accounts receivable, less allowance for receivable impairment of $26,542
   and $27,564...........................................................           3         125,020       134,080
Prepaid expenses, accrued income and other current assets................                      58,221        59,563
Time deposit.............................................................                      11,750        16,200
Cash and cash equivalents................................................                      76,817        70,451
                                                                                            ---------     ---------
TOTAL CURRENT ASSETS.....................................................                     375,490       381,834
                                                                                            ---------     ---------
TOTAL ASSETS.............................................................                   1,145,579     1,203,119
                                                                                            =========     =========









     The accompanying notes are an integral part of these condensed consolidated financial statements.





                                                 MILLICOM INTERNATIONAL CELLULAR S.A.
                                                 CONDENSED CONSOLIDATED BALANCE SHEETS
                                               AS OF JUNE 30, 2003 AND DECEMBER 31, 2002

                                                                                             June 30,   December 31,
                                                                                Notes          2003         2002
                                                                                -----       ---------   ------------
                                                                                           (Unaudited)
                                                                                            (US$'000)      (US$'000)
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY                                                                6
   Share capital and premium.............................................                     238,696       281,989
   Treasury stock........................................................                     (11,228)      (54,521)
   2% PIK Notes--Equity component........................................                      16,293            --
   Legal reserve.........................................................                       4,256         4,256
   Retained loss brought forward.........................................                    (442,862)      (57,719)
   Gain/(Loss) for the period/year.......................................                     202,261      (385,143)
   Currency translation reserve..........................................                     (93,986)      (84,121)
                                                                                            ---------     ---------
TOTAL SHAREHOLDERS' EQUITY...............................................                     (86,570)     (295,259)
                                                                                            ---------     ---------
Minority interest........................................................                      32,534        23,733
                                                                                            ---------     ---------
LIABILITIES
NON-CURRENT LIABILITIES
   Deferred taxation.....................................................                      26,875        26,874
   Debt and other financing
   Corporate subordinated 13.5% debt.....................................           5, 7      136,384       912,539
      Corporate 11% debt.................................................           5, 7      562,219            --
      2% PIK Notes--Debt component.......................................           5, 7       49,738            --
      Other debt and financing...........................................           3         132,630       159,370
                                                                                            ---------     ---------
                                                                                              907,846     1,098,783
                                                                                            =========     =========
CURRENT LIABILITIES
   Other debt and financing..............................................           3          82,685       156,666
   Trade payable.........................................................                      86,485        90,945
   Other current liabilities.............................................                     122,599       128,251
                                                                                            ---------     ---------
                                                                                              291,769       375,862
                                                                                            ---------     ---------
TOTAL LIABILITIES........................................................                   1,199,615     1,474,645
                                                                                            ---------     ---------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES...............................                   1,145,579     1,203,119
                                                                                            =========     =========

     The accompanying notes are an integral part of these condensed consolidated financial statements.


                                                 MILLICOM INTERNATIONAL CELLULAR S.A.
                                         CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
                                       FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002

                                                                                                         Six months
                                                                                           Six months      ended
                                                                                              ended       June 30,
                                                                                Notes     June 30, 2003     2002
                                                                                -----     -------------  -----------
                                                                                           (Unaudited)   (Unaudited)
                                                                                            (US$'000)    (US$'000)
Revenues.................................................................           8         288,581       294,081
Cost of sales............................................................                    (112,878)     (131,392)
                                                                                             --------      --------
Gross profit.............................................................                     175,703       162,689
Sales and marketing......................................................                     (36,728)      (39,902)
General and administrative expenses......................................                     (49,196)      (59,528)
Gain (loss) from sale of subsidiaries and joint ventures, net............                       1,133        41,791
Other operating expenses.................................................                     (14,775)      (18,658)
                                                                                             --------      --------
Operating profit.........................................................                      76,137        86,392
Profit (loss) from associated companies..................................                         126        (1,680)
                                                                                             --------      --------
Profit before financial income (expense), taxes and minority interest....                      76,263        84,712
Profit (loss) from investment securities.................................           2, 4      101,705       (15,093)
Interest expense.........................................................                     (55,720)      (94,140)
Interest income..........................................................                       1,580         5,938
Gain on debt restructuring...............................................            5         97,052            --
Other income.............................................................                          --        15,211
Fair value result on financial instruments...............................                          --        (3,989)
Exchange gain (loss), net................................................                       8,109       (16,209)
                                                                                             --------      --------
Profit (loss) before taxes and minority interest.........................                     228,989       (23,570)
Charge for taxes.........................................................                     (18,352)      (13,705)
                                                                                             --------      ---------
Profit (loss) before minority interest...................................                     210,637       (37,275)
Minority interest........................................................                      (8,376)       (3,103)
                                                                                             --------      --------
Net profit (loss) for the period.........................................                     202,261       (40,378)
                                                                                             ========      ========
Basic earnings (loss) per common share (US$).............................          12           12.42         (2.47)
                                                                                             ========      ========
Weighted average number of shares outstanding in the period (in
   thousands) ...........................................................                      16,284        16,318
                                                                                             ========      ========
Diluted earnings (loss) per common share (US$)...........................          12           11.25         (2.47)
                                                                                             ========      ========
Weighted average number of shares and diluted potential common shares in
   the period (in thousands) ............................................                      18,053        16,318
                                                                                             ========      ========

     The accompanying notes are an integral part of these condensed consolidated financial statements.

                                                 MILLICOM INTERNATIONAL CELLULAR S.A.
                                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002


                                                                                           Six months     Six months
                                                                                              ended          ended
                                                                                          June 30, 2003  June 30, 2002
                                                                                          -------------  -------------
                                                                                           (Unaudited)     (Unaudited)
                                                                                            (US$'000)       (US$'000)
Net cash provided by operating activities.............................................         73,670        11,480
Cash flows from investing activities
   Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed          6,529        41,752
   Proceeds from the disposal of investments in securities............................         32,396        36,477
   Purchase of tangible fixed assets..................................................        (38,310)      (53,849)
   Decrease (increase) in pledged deposits............................................         12,255        (5,270)
   Cash provided by other investing activities........................................            322        10,237
                                                                                            ---------     ---------
Net cash provided by investing activities.............................................         13,192        29,347
                                                                                            ---------     ---------

Cash flows from financing activities
   Proceeds from the issuance of debt and other financing.............................         41,882        55,998
   Repayment of debt and other financing..............................................        (69,544)     (110,953)
   Consent fee and other cash outflows related to the debt restructuring..............        (50,226)           --
   Cash (used) provided by other financing activities.................................         (3,005)        2,031
                                                                                            ---------     ---------
Net cash used by financing activities.................................................        (80,893)      (52,924)
                                                                                            ---------     ---------
Cash effect of exchange rate changes..................................................            397          (650)
                                                                                            ---------     ---------
Net increase/(decrease) in cash and cash equivalents..................................          6,366       (12,747)
Cash and cash equivalents, beginning..................................................         70,451        56,276
                                                                                            ---------     ---------
Cash and cash equivalents, ending.....................................................         76,817        43,529
                                                                                            =========     =========

Non-cash investing and financing activities
Investing activities:
   Revaluation of marketable securities...............................................         98,873      (288,009)
   Non-cash capital expenditure, net..................................................         (6,923)      (13,804)
Financing activities:
   Debt restructuring.................................................................       (151,278)           --
   Repayment of debt..................................................................             --       (13,571)

     The accompanying notes are an integral part of these condensed consolidated financial statements.

                                                 MILLICOM INTERNATIONAL CELLULAR S.A.
                                 CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                       FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002

                                                                                                         Six months
                                                                                           Six months      ended
                                                                                              ended       June 30,
                                                                                          June 30, 2003     2002
                                                                                          -------------  -----------
                                                                                           (Unaudited)   (Unaudited)
                                                                                            (US$'000)     (US$'000)
Shareholders' equity at January 1.....................................................       (295,259)       68,894
Reduction of share capital............................................................        (43,293)           --
Cancellation of treasury shares.......................................................         43,293            --
Purchase of treasury stock............................................................             --        (2,479)
Profit (loss) in period...............................................................        202,261       (40,378)
Movement in revaluation reserve.......................................................             --      (288,009)
Movement in currency translation reserve..............................................         (9,865)      (25,817)
Issuance of equity instruments........................................................         16,293            --
                                --                                                           --------       -------
Shareholders' equity..................................................................        (86,570)     (287,789)
                                                                                             ========      ========








     The accompanying notes are an integral part of these condensed consolidated financial statements.

                      MILLICOM INTERNATIONAL CELLULAR S.A.
       NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2003

1.    ORGANIZATION

     Millicom International Cellular S.A. (the "Company"), a Luxembourg Societe Anonyme, and its subsidiaries, joint ventures and associated companies (the "Group" or "MIC") is a leading operator of telephone services in the world's emerging markets in Asia, Latin America and Africa. As of June 30, 2003, the Company had interests in 16 cellular operations in 15 countries. As of June 30, 2003, MIC also had a 6.1% interest in Tele2 AB. Tele2 AB is an alternative pan-European telecommunication company offering fixed and mobile telephony, data network and internet services in 21 countries. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg stock exchange. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg.

     MIC's cellular interests ("MIC Cellular") operate through strategic operating entities principally focused on major geographic regions of the world:

     Sanbao Telecom (Asia)
     MIC Latin America
     MIC Africa

     The Group was formed in December 1990 when Industriforvaltnings AB Kinnevik ("Kinnevik"), a company established in Sweden, and Millicom Incorporated ("Millicom"), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom was merged ("the Merger") into a wholly-owned subsidiary of MIC, MIC-USA Inc ("MIC-USA") a Delaware corporation, and the outstanding shares of Millicom's common stock were exchanged for approximately 46.5% of MIC's common stock outstanding at that time.

2.   SUMMARY OF ACCOUNTING POLICIES

     The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting", as published by the International Accounting Standards Board. Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the interim financial statements reflect all adjustments that are necessary to properly prepare the results for interim periods. All adjustments made were normal recurring accruals. The Group's operations are not affected by any seasonal or cyclical patterns. The financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2002.

     The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The interim consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2002, except for the accounting policy with respect to the unrealised gains and losses of available-for-sale securities. Prior to January 1, 2003 these gains or losses were recorded within shareholders' equity under the caption "revaluation reserve". When the securities were sold, impaired or there was a significant and prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the income statement as gains and losses from investment securities. As from January 1, 2003 management determined that it was more appropriate to record the change in fair value of available-for-sale securities in the income statement. Accordingly the Board of Directors decided to change the accounting policy for fair value adjustments of available-for-sale securities and to record these adjustments in the income statement as from January 1, 2003. MIC adopted the allowed alternative treatment for change in accounting policy as defined in IAS 8 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies", which requires any adjustment resulting from retrospective application of the change in accounting policy to be included in the determination of the net profit or loss for the current period. The increase in the value of the available-for-sale securities from January 1, 2003 to June 30, 2003 was $99,873,000. Because MIC recorded an impairment loss in the statement of profit and loss based on the value of the available-for-sale securities as of December 31, 2002, only the change in value from January 1 to June 30, 2003 has been recorded to reflect the change in accounting principle at June 30, 2003. Had MIC applied the same accounting principle in preceding years the retained loss for the period ended June 30, 2002 and losses for the years ended December 31, 2002 and 2001 would have been as follows:

                                                                             December        June 30,     December
Profit/Loss for the year/period                                              31, 2002         2002        31, 2001
-------------------------------                                             ---------       ---------    ---------
                                                                                           (Unaudited)
                                                                            (US$'000)       (US$'000)     (US$'000)
Net loss as reported for the year/period.................................    (385,143)        (40,378)     (138,053)
Effect of change in accounting policy with respect to the fair value
   adjustments of the available-for-sale securities......................      61,325        (288,009)      (79,061)
                                                                             ---------       ---------     --------
Net loss for the year/period.............................................    (323,818)       (328,387)     (217,114)
                                                                             ========        ========      ========

     The reconciliation between retained loss as previously reported and retained loss as restated is as follows:

                                                                              June 30,     December 31,     December
Retained loss                                                                   2003           2002         31, 2001
-------------                                                                 --------     ------------     --------
                                                                             (Unaudited)
                                                                              (US$'000)     (US$'000)    (US$'000)
Retained earnings (loss) as reported as of January 1.....................    (442,862)        (57,719)       80,334
Effect of change in accounting policy with respect to the fair value
   adjustments of the available-for-sale securities......................          --         (61,325)       17,736
Retained earnings as of January 1........................................    (442,862)       (119,044)       98,070
Net loss for the period/year.............................................     202,261        (323,818)     (217,114)
                                                                             ---------       ---------     --------
Retained loss as of the end of the period/year...........................    (240,601)       (442,862)     (119,044)
                                                                             ========        ========      ========

3.   DISPOSAL OF COLOMBIAN OPERATION

     On February 13, 2003, MIC completed the sale of Celcaribe SA, its Colombian operation, realizing a gain of $1,819,000 on net proceeds of $9,876,000. As at December 31, 2002, the following significant amounts were recorded in the consolidated balance sheet of MIC in respect of Celcaribe SA:

                                                                                              As of        As at
                                                                                          February 13,  December 31,
                                                                                              2003          2002
                                                                                          ------------  ------------
                                                                                           (Unaudited)
                                                                                            (US$'000)    (US$'000)

Consolidated Balance Sheet:
Licenses, net.........................................................................         51,175        52,070
Tangible assets, net..................................................................         35,699        34,291
Accounts receivables, net.............................................................         14,178        14,019
Non-current liabilities...............................................................
   Other debt and financing...........................................................        (34,491)      (33,765)
Current liabilities...................................................................
   Other debt and financing...........................................................        (46,022)      (45,064)

     The following significant amounts are recorded in MIC's statement of profit and loss for the period from January 1, 2003 to February 13, 2003 in respect of Celcaribe S.A.:

                                                               For the period
                                                               from January 1,
                                                                   2003 to
                                                              February 13, 2003
                                                              -----------------
                                                                  (US$'000)
Consolidated Statement of Profit and Loss
Revenues..................................................           5,926
Cost of sales.............................................          (1,857)
Operating loss............................................            (256)
Interest expense..........................................          (1,694)
Net loss for the period...................................          (2,116)

4.   INVESTMENT IN SECURITIES

     In the first half of 2003, MIC sold 1,044,129 B shares in Tele2 AB to Kinnevik, realizing a gain of $1,832,000. Following an increase in the market value of the Tele2 AB shares in the period ended June 30, 2003, an amount of $99,873,000 has been credited to the profit and loss.

5.   DEBT RESTRUCTURING

     In May 2003, MIC announced that approximately $781 million, or 85%, of the outstanding amount of Millicom's 13.5% Senior Subordinated Notes due 2006 (the "Old Notes") had been tendered in Millicom's private exchange offer and consented to certain amendments to the existing indenture covering the Old Notes.

     Upon closure of the exchange offer referred to above, MIC issued approximately $562 million in principal amount of 11% Senior Notes due 2006 ("Corporate 11% Debt") and approximately $64 million in principal amount of 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") in exchange for the $781 million of Old Notes tendered. In addition, MIC also paid to holders of the Old Notes, who consented to the amendments of the Old Notes' indenture, $50 per $1,000 of Old Notes so consented (excluding affiliates of MIC), or approximately $38 million in aggregate. MIC's 2% PIK Notes are convertible at any time at the holder's option into MIC common stock at a conversion price of $10.75 per share.

     The debt restructuring resulted in a gain of $97,052,000. Management believes that this restructuring will significantly decrease MIC's interest charge.

6.   SHAREHOLDERS' EQUITY

     At December 31, 2002, the total subscribed and fully paid-in share capital and premium amounted to $281,989,458 consisting of 71,124,729 registered common shares at a par value of $2 each.

     In February 2003, an Extraordinary General Meeting of MIC passed a resolution approving a reverse share split whereby three existing shares of a par value of $2 each would be exchanged for one new share with a par value of $6 each. As a result, the total subscribed and fully paid-in share capital and premium amounted to $281,989,458 consisting of 23,708,243 registered common shares at a par value of $6 each.

     In February 2003, an Extraordinary General Meeting of MIC passed a resolution approving the reduction of $43,293,000 of the share capital of the Company to an amount of $98,955,270 by means of the cancellation of 7,215,698 shares with a par value of $6 each, representing shares held by MIC as treasury stock.

     As at June 30, 2003, the authorized capital of the Company totaled 33,333,300 registered shares of a par value of $6 each. At June 30, 2003, the total subscribed and fully paid-in share capital and premium amounted to $238,695,270 consisting of 16,492,545 registered common shares with a par value of $6 each.

     In the period ended June 30, 2003, MIC purchased nil (2002: 369,200) MIC Common Stock shares.

     In May 2003, MIC announced the closure of the exchange offer for its 13.5% Senior Subordinated Notes. As a result of the exchange, MIC issued $562 million of MIC's 11% Senior Notes due 2006 ("Corporate 11% Debt") and $63,714,000 of MIC's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") in exchange for the $781 million of Old Notes tendered. Millicom's 2% PIK Notes are convertible at any time at the holder's option into Millicom common stock at a conversion price of $10.75 per share. Under IAS 32 "Financial Instruments:
Disclosure and presentation", MIC has apportioned part of the value of these notes to equity and part to debt (Note 7). The value allocated to equity as at June 30, 2003, was $16,293,000.

     If the original principal amount of the 2% PIK Notes were converted into MIC's common stock, they would convert into 5,926,800 shares of MIC common stock, which would constitute approximately 26.4% of the then issued and outstanding common stock.

7.   DEBT AND FINANCING

   Corporate Subordinated 13.5% Debt

     The Senior Subordinated 13.5% Debt (The "Old Notes") matures on June 1, 2006. The Old Notes bear interest at a rate of 13.5%, payable semiannually in arrears on June 1 and December 1. As at June 30, 2003, there remained an outstanding amount of Old Notes of $137,080,000 (December 31, 2002:
$918,000,000) and unamortized costs of $696,000 (December 31, 2002: $5,461,000).

     The Old Notes are senior subordinated unsecured obligations of the Company, which rank pari passu in right of payment with all senior subordinated unsecured obligations of the Company. The Old Notes are subordinated in right of payment to all Senior Debt of the Company.

   Corporate 11% Debt

     The Corporate 11% Debt, which represents a total nominal amount of $562,219,000, matures on June 1, 2006 and bears interest at a rate of 11%, payable semiannually in arrears on June 1 and December 1. The Corporate 11% Debt has an amortization schedule with payments of $17.5 million due on each of June 1, 2004, December 1, 2004, June 1, 2005 and December 1, 2005.

     MIC may redeem the Corporate 11% Debt at any time, in whole or in part, prior to June 1, 2004, at a price equal to 102.25% of their principal amount, and thereafter at a price equal to their principal amount.

     The Corporate 11% Debt will be our senior unsecured obligations and will rank senior right of payment to all our subordinated indebtedness, including any Old Notes.

   2% PIK Notes

     The 2% PIK Notes mature on June 1, 2006. The 2% PIK Notes bear interest at a rate of 2%, payable at the option of MIC, in either additional 2% PIK Notes or in cash, semiannually in arrears on June 1 and December 1.

     The 2% PIK Notes is convertible at any time, at the option of the holder, into MIC common stock at a conversion price of $10.75 per share of common stock. At the maturity of the 2% PIK Notes, MIC may, at its option, pay all or a portion of the then outstanding principal amount in cash or in shares of its common stock.

     MIC may redeem the 2% PIK Notes at any time, in whole or in part, prior to June 1, 2004, at a price equal to 102.25% of their principal amount, and thereafter at a price equal to their principal amount.

     The 2% PIK Notes will be our senior unsecured obligations and will rank senior right of payment to all our subordinated indebtedness, including any Old Notes.

     As of June 30, 2003, the debt component of the 2% PIK Notes amounted to $49,738,000, which has been determined by discounting the stream of future cash flows at an effective interest rate of 11%, which corresponds to the market interest rate of a similar debt without the conversion feature.

   Other debt and financing

     The total amount of Other debt and financing is repayable as follows:

                                                                   As at        As at
                                                                 June 30,    December 31,
                                                                   2003          2002
                                                                 --------    ------------
                                                                (Unaudited)
                                                                 (US$'000)    (US$'000)
Due within:
   One year.................................................       82,685       156,666
   One--two years...........................................       95,069       122,971
   Two--three years.........................................       24,814        20,148
   Three--four years........................................       11,443        10,666
   Four--five years.........................................        1,872         6,676
   After five years.........................................        1,837         1,807
                                                                  -------       -------
Total repayable.............................................      217,720       318,934
Unamortized portion of financing fees.......................       (2,405)       (2,898)
                                                                  -------       -------
Total debt, net.............................................      215,315       316,036
                                                                  =======       =======

     In the normal course of business, MIC has issued corporate guarantees to secure the obligations of some of its operations under bank, lease and supplier's financing agreements. The table below describes, for each operation, the outstanding amount under the guarantees and the remaining terms of the guarantees.

                                           Terms as at              Terms as at             Terms as at
                                  Bank       June 30,      Lease     June 30,    Suppliers    June 30,
                               guarantees      2003     guarantees     2003     guarantees      2003        Total
                               ----------  -----------  ----------  ----------- ----------  -----------  -----------
                               (Unaudited)              (Unaudited)             (Unaudited)              (Unaudited)
                                (US$'000)  (Unaudited)   (US$'000)  (Unaudited)  (US$'000)   (Unaudited)   (US$'000)
MIC Latin America
Argentina..................           --           --         164    0-2 years        634    0-2 years          798
Bolivia....................       36,504    0-4 years          --           --         --           --       36,504
El Salvador(i).............       12,500     0-1 year          --           --         --           --       12,500
Peru.......................           --           --          --           --        381    0-2 years          381
Sanbao Telecom
Cambodia...................        8,935    0-2 years          --                   3,502     0-1 year       12,437
Lao People's Democratic
   Republic................           --           --          --           --        826    0-3 years          826
Pakistan...................       22,697    0-3 years          --           --         --           --       22,697
Sri Lanka..................       15,460    0-4 years          --           --         --           --       15,460
Vietnam....................           --           --          --           --      3,247     0-1 year        3,247
MIC Africa.................
Ghana......................           19     0-1 year          --           --         --           --           19
Total guarantees...........       96,115                      164                   8,590                   104,869

--------
(i) As of June 30, 2003, this entity is accounted for as a non-current investment.

8.   SEGMENTAL REPORTING

   Revenues

                                                                              Six months
                                                                Six months      ended
                                                                   ended       June 30,
                                                               June 30, 2003     2002
                                                               -------------  ----------
                                                                (Unaudited)   (Unaudited)
                                                                 (US$'000)     (US$'000)
Sanbao Telecom.............................................        131,720       106,506
   Of which divested.......................................              0           605
MIC Latin America..........................................        113,779       138,087
   Of which divested.......................................          5,926        25,649
MIC Africa.................................................         36,466        28,505
Other......................................................          6,087         8,572
   Of which divested.......................................             90         2,133
MIC Systems (divested in 2002).............................              0        13,738
Unallocated items..........................................          1,000             0
                                                                   -------       -------
                                                                   289,052       295,408
Inter-segment elimination..................................           (471)       (1,327)
                                                                   -------       -------
                                                                   288,581       294,081
                                                                   =======       =======

   Profit (loss) after taxes

                                                                              Six months
                                                                Six months      ended
                                                                   ended       June 30,
                                                               June 30, 2003     2002
                                                               -------------  ----------
                                                                (Unaudited)   (Unaudited)
                                                                 (US$'000)     (US$'000)
Sanbao Telecom.............................................         38,014        17,757
   Of which divested.......................................              0        (4,014)
MIC Latin America..........................................         27,271        14,630
   Of which divested.......................................         (2,218)        6,016
MIC Africa.................................................          3,799           148
   Of which divested.......................................              0          (405)
Other......................................................            427       (14,047)
   Of which divested.......................................              0        (8,299)
MIC Systems (divested in 2002).............................              0         2,519
Unallocated items..........................................        141,126       (58,282)
                                                                   -------       -------
Profit (loss) before minority interest.....................        210,637       (37,275)
                                                                   -------       -------
Minority interest..........................................         (8,376)       (3,103)
                                                                   -------       -------
                                                                   202,261       (40,378)
                                                                   =======       =======

     The amounts reported as divested in the above tables correspond to the revenues and earnings generated by operations that have been disposed of during the first six months of 2003 or during 2002.

     Since December 31, 2002, there has been the following material change in total assets resulting mainly from the disposition of Celcaribe SA:

                                                                   As at        As at
                                                                 June 30,    December 31,
                                                                   2003          2002
                                                               -------------  -----------
                                                                (Unaudited)
                                                                 (US$'000)     (US$'000)
MIC Latin America..........................................        342,925       451,997
                                                                   =======       =======

     As at December 31, 2002, MIC's cellular operation in Mauritius was reported in the Sanbao Telecom segment. During the second quarter of 2003, MIC's management has amended its segmental reporting so as to include the Mauritian operation in the MIC Africa segment because it is more relevant considering the economic characteristics of this operation. The above figures for the period ended June 30, 2002, have therefore been adjusted to reflect this change.

     The Company's assets and liabilities are not evaluated on a segment basis. Accordingly, no disclosure on segment assets and liabilities is provided.

9.   TAXES

     Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowing for losses brought forward from previous years. Income tax expense as of June 30, 2003 is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year of each profitable operation.

10.  JOINT VENTURES

     The following amounts have been consolidated into the Group accounts representing the Group's share of revenues, cost of sales, net income (loss) from continuing operations and net income (loss) in the Group's ventures:

                                                            Six months       Six months
                                                          ended June 30,   ended June 30,
                                                               2003             2002
                                                          --------------   --------------
                                                           (Unaudited)      (Unaudited)
                                                            (US$'000)        (US$'000)
Revenues.................................................     98,881           89,531
Cost of sales............................................    (24,256)         (28,374)
Net income (loss) from continuing operations.............     20,060            6,043
Net income (loss)........................................     20,060            2,029

11.  COMMITMENTS AND CONTINGENCIES

     The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of June 30, 2003, the total value of cases against MIC operations was $29,203,000, of which $8,104,000 had been provided in the consolidated financial statements. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

   Mach

     In November 2002, MIC completed the sale of Mach SA for EUR 95 million. Following examination of the books and records of Mach SA subsequent to purchase, the buyers have claimed that the purchase price should be lowered by approximately $4.3 million to reflect a lower balance sheet value, as per the terms of the purchase agreement. MIC's management is currently examining this claim but do not expect there to be any material adjustment.

   Letters of support

     In the normal course of business, the Company issues letters of support to various companies and joint ventures within the Group.

   Operational environment

     MIC has operations in emerging markets, including Asia, Latin America and Africa where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, MIC is involved in discussions regarding taxation, interconnect and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations. In management's opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which MIC has operations will not materially negatively impact MIC's financial position or operations.

   New licenses

     The Company continues to review options to acquire additional cellular telephone licenses in various countries.

   Dividends

     The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from MIC's various joint ventures.

12.  EARNINGS PER SHARE (EPS)

     Basic and diluted (loss) earnings per common share is comprised as follows:

                                                                                   Six months ended  Six months ended
                                                                                    June 30, 2003     June 30, 2002
                                                                                   ----------------  ----------------
                                                                                      (Unaudited)       (Unaudited)
Basic earnings (loss) for the period (US$'000).................................          202,261          (40,378)
Interest expense for the period relating to the liability component of the
   convertible bond (US$'000)..................................................              790               --
                                                                                         -------          -------
Diluted earnings (loss) for the period (US$'000)...............................          203,051          (40,378)
                                                                                         =======          =======
Weighted average number of shares outstanding during the period (in '000)......           16,284           16,318
Effect of dilutive securities through conversion of 2% PIK Notes (in '000).....            1,769               --
                                                                                         -------          -------
Weighted average number of diluted shares outstanding during the period
   (in' 000) ..................................................................           18,053           16,318
                                                                                         =======          =======
Basic EPS (US$)................................................................            12.42            (2.47)
Diluted EPS (US$)..............................................................            11.25            (2.47)

13.  RECONCILIATION TO U.S. GAAP

     The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") which differ in certain significant respects from the accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences are set out below:

1. Under IFRS, the Company's interests in joint ventures are proportionally consolidated. Under U.S. GAAP, interests in joint ventures should be reflected in the consolidated financial statements using the equity method. The results of the reclassification of balance sheet captions are illustrated in the balance sheet reconciliation on the following pages. Information on the Group's share of revenue and expenses contributed on a proportional basis under IFRS are included in Note 10 to the unaudited interim condensed consolidated financial statements.

2. Summarized below are the adjustments to the profit and loss account that would have been recorded under U.S. GAAP for a) discontinuing MIC's share of losses on certain joint ventures in excess of MIC's total investment in the joint venture, and b) additional losses recorded by MIC above those recorded for IFRS due to MIC's commitment to provide further financial support to the joint venture. These additional losses are reversed to the extent of net income subsequently reported by the joint venture.

                                                                      June 30,   June 30,
                                                                        2003       2002
                                                                      --------   --------
                                                                          (Unaudited)
                                                                           (US$'000)
Discontinued share of losses........................................      --       (416)
Additional losses in excess of investment value and subsequent
     reversal.......................................................     250     (3,262)
                                                                         ---     ------
                                                                         250     (3,678)
                                                                         ===     ======

3. The value of cellular properties contributed by the shareholders of certain of the Company's joint ventures, upon formation, were not recorded at the contributing shareholder's carryover basis under IFRS. Rather, the value of such properties were stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to franchises and licenses, for $58,628,000. Following the implementation of IAS 38, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense recorded for IFRS for the six months ended June 30, 2003 was $1,136,000 (June 30, 2002: $1,136,000). Under U.S.
     GAAP, the contributed properties would have been recorded at the contributing shareholder's carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

4. During the period ended June 30, 2002 there was an increase of $295,000 to the net loss for the period due to the excess of the change in book value losses over the change in fair value, recorded for IFRS, of the Vietnamese call option outstanding. No adjustment related to the Vietnamese option has been recorded in the period ended June 30, 2003 since the option was exercised in the second half of 2002.

5. For the period ended June 30, 2003, the compensation expense recognized under U.S. GAAP for stock based compensation amounts to $615,000 (June 30, 2002: reversal of $783,000). No compensation expense is recorded for stock based compensation under IFRS.

     At June 30, 2003, a cumulative amount of $5,398,000 (December 31, 2002:
     $6,707,000) has been recorded in the Company's retained loss brought forward, share capital and premium for prior years' compensation expense, under U.S. GAAP.

6. The adjustment to defer revenue on connection fees for U.S. GAAP, net of revenue recognized, which was deferred in a prior period, results in a decrease in revenue as of June 30, 2003 of $101,000 (June 30, 2002: increase of $418,000) and the adjustment to defer incremental cost on connection fees for U.S. GAAP, net of cost of sales recognized, which was deferred in a prior period, results in an increase in cost of sales as of June 30, 2003 of $279,000 (June 30, 2002: increase of $168,000) resulting in a net decrease of $380,000 to the Company's net profit as at June 30, 2003 (June 30, 2002: decrease of $250,000 of the net loss).

7. Analogue assets belonging to MIC's Colombian operation, which were impaired under IFRS in 2000 were deemed not to be impaired under U.S. GAAP. Therefore, under U.S. GAAP, the Company recorded incremental depreciation expense for the period ended June 30, 2002 of $468,000 related to the assets. Since the Company sold its Colombian operation in 2003, no additional depreciation expense was further recorded in the period ended June 30, 2003.

     Under IFRS, as at December 31, 2002, the Company recorded an impairment charge of $2,234,000 on the license value of its operation in Peru. Since the recoverable amount of the license, determined by reference to an undiscounted cash flow model, as required by SFAS 144, was higher than its carrying value, the impairment recorded under IFRS was reversed for U.S. GAAP purposes. Accordingly, an incremental depreciation expense for the period ended June 30, 2003 of $112,000 has been charged to the profit and loss for U.S. GAAP.

8. With the adoption of IAS 39, the Company began recording its Corporate subordinated 13.5% debt net of un-amortized financing fees incurred to acquire the debt. Under U.S. GAAP, these financing fees should be capitalized as a deferred charge. The amount that would be reclassified as an asset in the balance sheet as of June 30, 2003, relating to these deferred charges, is $3,101,000 (December 31, 2002: $8,359,000).

9. For U.S. GAAP purposes, the Company ceased amortization of existing goodwill on December 31, 2001. Additionally, under U.S. GAAP, the Company reversed $3,230,000 of amortization on goodwill charged during the period ended June 30, 2003 (June 30, 2002: $3,911,000) under IFRS. In accordance with Statement of Financial Accounting Standard No. 141 (SFAS 141), Business Combinations, negative goodwill in the amount of $9,336,000 as of December 31, 2001, was written-off as a cumulative effect of change in accounting principle in the first quarter of 2002, upon adoption of SFAS
     141. The Company did not generate additional negative goodwill since January 1, 2002. Disclosures required by SFAS 142 are provided in Note 14 of the unaudited interim condensed consolidated financial statements as of June 30, 2003.

10. MIC holds shares in Tele2 AB recorded as available-for-sale ("AFS") securities. Following the change in accounting policy with respect to the fair value adjustments of AFS securities under IFRS, which is detailed in
     Note 2, MIC recorded the fair value adjustments of its investment in Tele 2 AB in the income statement for the six-month period ended June 30, 2003. Under U.S. GAAP these fair value adjustments should be recorded in shareholders' equity within the caption "Revaluation reserve". Accordingly, under U.S. GAAP, MIC reclassified an unrealised gain of $99,873,000 for the six months ended June 30, 2003 to shareholders' equity.

     As of December 31, 2001, MIC determined that its investment in Tele 2 AB was impaired under U.S. GAAP, but not under IFRS and, accordingly recorded an impairment charge, under U.S. GAAP, of $61,325,000. This gave the shares a lower cost basis under U.S. GAAP and hence the loss on disposal of Tele 2 AB shares recorded under IFRS during the first six months of 2002 would be lower under U.S. GAAP by $4,661,000.

11. The adjustments to reconcile to U.S. GAAP the IFRS accounting treatment of the debt restructuring that MIC completed in May 2003 (see Note 5) are as follows: (i) a reclassification of $1,298,000 from the equity component to the debt component of the 2% PIK Notes to recognize a beneficial conversion feature ("BCF") of $14,995,000 in shareholders' equity under U.S. GAAP,
     (ii) the complete and immediate amortization of the discount associated with the BCF of $14,995,000 between the nominal value of $63,714,000 of the 2% PIK Notes and its initial carrying value under U.S. GAAP of $48,719,000, resulting from the fact that the 2% PIK Notes are immediately convertible after their issuance, (iii) a decrease in the interest on the 2% PIK Notes of $2,317,000 recorded under IFRS to reflect adjustment (ii), (iv) an increase of $16,002,000 in the gain of $97,052,000 realized under IFRS on the debt restructuring, corresponding to the reclassification to deferred costs of the fees related to the issuance of the 11% Notes and of the 2% PIK Notes (under IFRS these fees are not considered to be related to the new Notes issued, rather they are deducted from the gain realized on the debt restructuring), and (v) an amortization expense of $889,000 of the deferred costs recognized under (iv). Summarized below are the adjustments to the profit for the period ended June 30, 2003 for U.S. GAAP purposes:

                                                                          Adjustments to
                                                                           profit as at
                                                                          June 30, 2003
                                                                          -------------
                                                                           (Unaudited)
                                                                            (US$'000)
Amortization of discount on the 2% PIK Notes........................         (14,995)
Increase in gain realized on the Debt restructuring.................          16,002
Adjustment to interest expenses on the 2% PIK Notes.................           2,317
Incremental amortization of deferred costs..........................            (889)
                                                                             -------
                                                                               2,435
                                                                             =======


     Summarized below are the adjustments to the debt component of the 2% PIK Notes for
 U.S. GAAP purposes:


                                     F-91

                                                                      Adjustments to debt
                                                                      component of the 2%
                                                                        PIK Notes as at
                                                                         June 30, 2003
                                                                      -------------------
                                                                          (Unaudited)
                                                                           (US$'000)
Reclassification from equity component of the 2% PIK Notes to
     recognize BCF................................................           1,298
Amortization of discount of the 2% PIK Notes......................          14,995
Adjustment to interest expenses on the 2% PIK Notes...............          (2,317)
                                                                            ------
                                                                            13,976
                                                                            ======

     Summarized below are the adjustments to deferred costs for U.S. GAAP purposes:

                                                                          Adjustments to
                                                                        deferred costs as
                                                                         at June 30, 2003
                                                                        -----------------
                                                                           (Unaudited)
                                                                            (US$'000)
Reclassification to deferred costs of fees related to the
     issuance of the 2% PIK Notes and
     of the 11% Notes...................................................     16,002
Incremental amortization of deferred costs..............................       (889)
                                                                             ------
                                                                             15,113
                                                                             ======

12. In February 2003, the Company completed the sale of its Colombian operation for a net selling price of $9,876,000. As at December 31, 2002, this operation qualified as an asset held for sale under SFAS144. Therefore MIC disclosed all assets and liabilities of its Colombian operation separately in the balance sheet reconciliation. Other disposals made by the Company during 2002 qualify as discontinued operations in accordance with FAS 144. Presented below is a reconciliation of profit (loss) from discontinued operations:

Net profit/(loss) from component qualifying as discontinued operations:

                                                             June 30,      June 30,     Segment in which
                                                               2003          2002           reported
                                                             --------      --------     ----------------
                                                                  (Unaudited)
                                                                   (US$'000)
Colombian operation........................................    (297)         8,979        MIC Latin America
MIC Systems................................................      --          1,487        MIC Systems
Liberty Broadband Ltd......................................      --         (6,208)       Other
                                                               ----          -----
Net profit (loss) reported from discontinued operations....    (297)         4,258
                                                               ====          =====

     The table below provides information about revenue, cost of sales, operating expenses, operating profit and profit for the periods ended June 30, 2003 and 2002 from continuing operations:

                                                             June 30,2003   June 30, 2002
                                                             ------------   -------------
                                                                      (Unaudited)
                                                                       (US$'000)
Revenue from continuing operations.....................          183,534       162,868
Cost of sales from continuing operations...............          (44,773)      (44,509)
Operating expenses from continuing operations..........          (45,347)      (42,626)
Operating profit (loss) from continuing operations.....           45,571        40,124
Profit (loss) reported from continuing operations......          108,629       (29,000)

13. In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not consider that SFAS 149 will have a material impact on its consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150), Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first fiscal period beginning after December 15, 2003. The Company does not consider that SFAS 150 will have a material impact on its consolidated financial statements.

     In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 generally applies to all business enterprises and all arrangements used by business enterprises, and it requires that a business enterprise identify all its Variable Interest Entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment to cover expected losses of the entity or a lack of controlling financial interest by an investor. The party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests is deemed to be the Primary Beneficiary and must consolidate the VIE. The measurement principles of this interpretation apply to all VIEs created after January 31, 2003 and to all VIEs in which an enterprise obtains an interest after that date. Additionally, the measurement principles of FIN 46 for all VIEs held by MIC prior to January 31, 2003 will be effective for MIC's 2004 financial statements. MIC has not created any VIEs nor obtained any interest in any VIEs during the period from February 1, 2003 to June 30, 2003. However, MIC has determined that it is reasonably possible that MIC will either consolidate or disclose information about its operation in Argentina and its other joint ventures (see Note 3 of the consolidated financial statements as at December 31, 2002) when FIN 46 becomes effective.

     In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Company is required and plans to adopt the provisions of EITF 00-21, effective January 1, 2004. To accomplish this, the Company must identify and determine the fair value of the component deliverables. The Company is currently assessing the impact that EITF 00-21 will have on its results of operations, financial position and cash flows.

14. As discussed in Note 27 of the consolidated financial statements as at December 31, 2002, under IFRS, MIC does not consolidate its investment in Great Universal ("GU") and Modern Holdings ("Modern"). Under U.S. GAAP, both GU and Modern are consolidated. The line items of MIC's consolidated income statement for the periods ended June 30, 2003 and 2002 and consolidated balance sheet as of June 30, 2003 and as of December 31, 2002, which are materially impacted by the consolidation of GU and Modern, are disclosed in a separate table at the bottom of the U.S. GAAP reconciliation of (loss) profit after taxes and of the U.S. GAAP balance sheet reconciliation.

     Reconciliation of Profit (loss) after Taxes:

     The above items give rise to the following difference in net profit (loss) recorded under U.S. GAAP:

                                                                                             June 30,     June 30,
                                                                                   Item        2003         2002
                                                                                   ----      ---------    ---------
                                                                                                  (Unaudited)
                                                                                                   (US$'000)
Profit (loss) for the period reported under IFRS...........................                    202,261     (40,378)
Items decreasing (increasing) reported loss or (decreasing) increasing reported profit:
   Application of equity method of accounting..............................           2            250      (3,678)
   Adjustments to initial step-up in the value of licenses.................           3          1,136       1,136
   Valuation of options....................................................           4             --        (295)
   Compensation cost for stock options granted to employees................           5           (615)        783
   Recognition of connection fees and related costs........................           6           (380)        250
   Increased depreciation charge following reduced impairment of tangible
   and intangible assets...................................................           7           (112)       (468)
   Reversal of goodwill amortization.......................................           9          3,230       3,911
   Reclassification to shareholders' equity of fair value adjustments on
   investment securities...................................................          10        (99,873)         --
   Reduced loss on disposal of investment securities.......................          10             --       4,661
   Adjustments related to debt restructuring...............................          11          2,435          --
                                                                                               -------     -------
Profit (loss) after taxes, before cumulative effect of change in
   accounting principle....................................................                    108,332     (34,078)
                                                                                               -------     -------
Cumulative effect of change in accounting principle........................           9             --       9,336
                                                                                               -------     -------
Net profit (loss) under U.S. GAAP..........................................                    108,332     (24,742)
                                                                                               =======     =======
Presented as:
Net profit (loss) income from continuing operations........................                    108,629     (38,336)
Discontinued operations:...................................................          12
(Loss) profit from discontinued operations, net of taxes(a)................                     (2,116)      4,258
Gain (loss) on disposal, net of taxes(a)...................................                      1,819          --
                                                                                               -------     -------
Gain (loss) from discontinued operations...................................                       (297)      4,258
Profit (loss) after taxes and before cumulative effect of change in
   accounting principle....................................................                    108,332     (34,078)
Cumulative effect of change in accounting principle(a).....................           9             --       9,336
                                                                                               -------     -------
Net profit (loss) under U.S. GAAP..........................................                    108,332     (24,742)
                                                                                               =======     =======

                                                                                             June 30,     June 30,
                                                                                               2003         2002
                                                                                             --------     --------
                                                                                                  (Unaudited)
Basic and Diluted (loss) profit per Common Share
Basic profit (loss) per common share under U.S. GAAP:
  --from continuing operations.........................................................        $  6.67      $ (2.35)
  --from discontinuing operations......................................................        $ (0.02)     $  0.26
Basic profit (loss) per common share after taxes, before cumulative effect of change
   in accounting principle.............................................................        $  6.65      $ (2.09)
   Impact of cumulative effect of change in accounting principle.......................             --      $  0.57
Basic profit (loss) per common share under U.S. GAAP...................................        $  6.65      $ (1.52)
                                                                                               =======      =======
Weighted average number of shares outstanding in the year (in '000)....................         16,284       16,318
                                                                                               =======      =======
Diluted profit (loss) per common share under U.S. GAAP:
  --from continuing operations.........................................................        $  6.06      $ (2.35)
  --from discontinuing operations......................................................        $ (0.02)     $  0.26
Diluted profit (loss) per common after taxes and before cumulative effect of change in
   accounting principle................................................................        $  6.04      $ (2.09)
   Impact of cumulative effect of change in accounting principle                                    --      $  0.57
Diluted profit (loss) per common share under U.S. GAAP.................................        $  6.04      $ (1.52)
                                                                                               =======      =======
Weighted average number of shares and diluted potential common shares in the period
   (in '000) ..........................................................................         18,053       16,318
                                                                                               =======      =======

----------
(a)  The tax impact on these items is $nil (June 30, 2002: $nil).

   Impact of consolidation of Great Universal

     As explained in adjustment item No. 14, under U.S. GAAP, both Great Universal ("GU") and Modern Holdings ("Modern") should be consolidated. Presented in the table below are the main line items of MIC's unaudited consolidated income statement for the periods ended June 30, 2003 and 2002 that would be materially impacted had GU and Modern been consolidated.

                                                                                             June 30,     June 30,
                                                                                               2003         2002
                                                                                             --------     --------
                                                                                                  (Unaudited)
                                                                                                   (US$'000)

Consolidated revenues under U.S. GAAP before the effect of the consolidation of Great
   Universal and Modern...............................................................         189,460      204,155
Impact of consolidation...............................................................          50,867       45,932
Consolidated revenues under U.S. GAAP after the effect of the consolidation of Great
   Universal and Modern...............................................................         240,327      250,087
Consolidated expenses under U.S. GAAP before the effect of the consolidation of Great
   Universal and Modern...............................................................        (144,145)    (161,761)
Impact of consolidation...............................................................         (47,818)     (45,698)
Consolidated expenses under U.S. GAAP after the effect of the consolidation of Great
   Universal and Modern...............................................................        (191,963)    (207,459)
Consolidated other income (expense) under U.S. GAAP before the effect of the
   consolidation of Great Universal and Modern........................................          63,017      (67,136)
Impact of consolidation...............................................................          (2,464)        (920)
Consolidated other income (expense) under U.S. GAAP after the effect of the
   consolidation of Great Universal and Modern........................................          60,553      (68,056)
Consolidated operating profit (loss) under U.S. GAAP before the effect of the
   consolidation of Great Universal and Modern........................................          45,315       42,394
Impact of consolidation...............................................................            (666)      (1,745)
Consolidated operating profit (loss) under U.S. GAAP after the effect of the
   consolidation of Great Universal and Modern........................................          44,649      (40,649)

     Balance Sheet Reconciliation:

     The following significant balance sheet differences arise under U.S. GAAP:

                                                                      Proportional
                                                                      Consolidation                   Under
                                                        Per Balance    Adjustment       Other       U.S. GAAP
Balance sheet as of June 30, 2003                Item   Sheet Group   (Items 1 & 2)  Adjustments      Group
---------------------------------                ----   -----------   -------------  -----------    ---------
                                                                               (Unaudited)
                                                                                (US$'000)
Assets
Non-Current Assets
Intangible assets
   Goodwill, net.........................           9        6,943              --      17,295         24,238
   Licenses, net.........................         3,7       29,866          (4,023)     (6,886)        18,957
   Other intangibles, net................        8,11        6,167          (3,147)     18,214         21,234
Tangible assets, net.....................                  412,503        (130,140)         --        282,363
Financial assets
   Investment in securities..............                  286,307             (21)         --        286,286
   Pledged deposits......................                   20,158              --          --         20,158
Associated companies and other
   non-current assets....................                    8,145         121,572          --        129,717
                                                         ---------         -------      ------      ---------
Total Non-Current Assets.................                  770,089         (15,759)     28,623        782,953
                                                         ---------         -------      ------      ---------
Current Assets
Investment in securities.................                  103,682              --          --        103,682
Accounts receivable, net.................                  125,020         (25,961)         --         99,059
Prepaid expenses, accrued income and
   other current assets..................           6       58,221         (17,710)      1,049         41,560
Time deposits............................                   11,750          (1,438)         --         10,312
Cash and cash equivalents................                   76,817         (36,535)         --         40,282
                                                         ---------         -------      ------      ---------
Total Current Assets.....................                  375,490         (81,644)      1,049        294,895
                                                         ---------         -------      ------      ---------
Total Assets.............................                1,145,579         (97,403)     29,672      1,077,848
                                                         =========         =======      ======      =========
Shareholders' Equity and Liabilities
Shareholders' equity
Share capital and premium................           5      238,696              --       6,013        244,709
Treasury stock...........................                  (11,228)             --          --        (11,228)
2% PIK notes--equity component............         11       16,293              --      (1,298)        14,995
Legal reserve............................                    4,256              --          --          4,256
Retained loss brought forward............                 (442,862)         (5,931)     57,318       (391,475)
Profit for the period, after cumulative
   effect of change in accounting
   principle.............................                  202,261             250     (94,179)       108,332
Currency translation reserve.............                  (93,986)             --          --        (93,986)
Revaluation reserve......................          10           --              --      99,873         99,873
Excess of contribution over assets
   acquired..............................           3           --              --     (58,628)       (58,628)
                                                         ---------         -------      ------      ---------
Total Shareholders' Equity...............                  (86,570)         (5,681)      9,099        (83,152)
                                                         ---------         -------      ------      ---------
Minority Interest........................                   32,534              --          --         32,534
                                                         ---------         -------      ------      ---------
Liabilities
Non-current liabilities..................
   Deferred taxation.....................                   26,875         (15,631)         --         11,244
   Corporate 13.5% debt..................           8      136,384              --         696        137,080
   Corporate 11% debt....................                  562,219              --          --        562,219
   2% PIK Notes--debt component...........         11       49,738              --      13,976         63,714
   Other debt and financing..............           8      132,630         (27,666)      2,405        107,369
                                                         ---------         -------      ------      ---------


                                     F-96

                                                                      Proportional
                                                                      Consolidation                   Under
                                                        Per Balance    Adjustment       Other       U.S. GAAP
Balance sheet as of June 30, 2003                Item   Sheet Group   (Items 1 & 2)  Adjustments      Group
---------------------------------                ----   -----------   -------------  -----------    ---------
                                                                               (Unaudited)
                                                                                (US$'000)
                                                           907,846         (43,297)     17,077        881,626
                                                         ---------         -------      ------      ---------
Current liabilities
   Other debt and financing..............                   82,685         (13,763)         --         68,922
   Trade payable.........................                   86,485          (8,469)         --         78,016
   Other current liabilities.............           6      122,599         (26,193)      3,496         99,902
                                                         ---------         -------      ------      ---------
                                                           291,769         (48,425)      3,496        246,840
                                                         ---------         -------      ------      ---------
Total liabilities........................                1,199,615         (91,722)     20,573      1,128,466
                                                         ---------         -------      ------      ---------
Total Shareholders' Equity and
   Liabilities...........................                1,145,579         (97,403)     29,672      1,077,848
                                                         =========         =======      ======      =========


     The following significant balance sheet differences arise under U.S. GAAP:

                                                                 Proportional                 Held for
                                                                Consolidation               sale assets      Under
                                                   Per Balance   Adjustment       Other          and       U.S. GAAP
 Balance sheet as of December 31, 2002      Item   Sheet Group  (Items 1 & 2)  Adjustments   liabilities     Group
 -------------------------------------      ----   -----------  -------------  -----------  ------------   ---------
                                                                               (US$'000)
Assets
Non-current assets
Intangible assets
   Goodwill, net................               9        10,172            --        14,065           --       24,237
   Licenses, net................             3,7        84,471        (4,083)       (7,911)     (52,070)      20,407
   Other intangibles, net.......               8         4,919        (2,351)        8,359           (9)      10,918
Tangible assets, net............                       458,933      (135,699)           --      (36,862)     286,372
Financial assets
   Investment in securities.....                       220,386           (21)           --           --      220,365
   Pledged deposits.............                        32,921            --            --         (508)      32,413
Associated companies and other
   non-current assets...........                         9,483       109,444            --           --      118,927
                                                     ---------       -------        ------     --------    ---------
Total Non-Current Assets........                       821,285       (32,710)       14,513      (89,449)     713,639
                                                     ---------       -------        ------     --------    ---------
Current Assets
Investment in securities........                       101,540            --            --           --      101,540
Accounts receivable, net........                       134,080       (21,333)           --      (14,052)      98,695
Prepaid expenses, accrued
   income and other current
   assets.......................               6        59,563       (14,683)        1,328        2,514       48,722
Time deposits...................                        16,200        (1,428)           --       (1,111)      13,661
Cash and cash equivalents.......                        70,451       (25,612)           --       (1,988)      42,851
                                                     ---------       -------        ------     --------    ---------
Total Current Assets............                       381,834       (63,056)        1,328      (14,637)     305,469
                                                     ---------       -------        ------     --------    ---------
Total Assets from disposal
   group classified as held for
   sale.........................              12            --            --            --      104,086      104,086
Total Assets....................                     1,203,119       (95,766)       15,841           --    1,123,194
                                                     =========       =======        ======                 =========
Shareholders' equity and
   liabilities
Shareholders' equity
Share capital and premium.......               5       281,989            --         5,398           --      287,387
Treasury stock..................                       (54,521)           --            --           --      (54,521)
Legal reserve...................                         4,256            --            --           --        4,256



                                                                 Proportional                 Held for
                                                                Consolidation               sale assets      Under
                                                   Per Balance   Adjustment       Other          and       U.S. GAAP
 Balance sheet as of December 31, 2002      Item   Sheet Group  (Items 1 & 2)  Adjustments   liabilities     Group
 -------------------------------------      ----   -----------  -------------  -----------  ------------   ---------
                                                                               (US$'000)
Retained loss brought forward...                       (57,719)       (1,710)       (3,226)          --      (62,655)
Loss for the year, after
   cumulative effect of change
   in accounting principle......                      (385,143)       (4,221)       60,544           --     (328,820)
Currency translation reserve                           (84,121)           --            --           --      (84,121)
Excess of contribution over
   assets acquired..............               3            --            --       (58,628)          --      (58,628)
                                                     ---------       -------        ------     --------    ---------
Total shareholders' equity......                      (295,259)       (5,931)        4,088           --     (297,102)
                                                     ---------       -------        ------     --------    ---------
Minority interest...............                        23,733            --            --           --       23,733
                                                     ---------       -------        ------     --------    ---------
Liabilities
Non-Current Liabilities
   Deferred taxation............                        26,874       (12,831)           --           --       14,043
   Corporate 13.5% debt.........               8       912,539            --         5,461           --      918,000
   Other debt and financing.....               8       159,370       (26,803)        2,898      (33,765)     101,700
                                                     ---------       -------        ------     --------    ---------
                                                     1,098,783       (39,634)        8,359      (33,765)   1,033,743
                                                     ---------       -------        ------     --------    ---------
Current Liabilities
Other debt and financing........                       156,666       (20,244)           --      (45,064)      91,358
Trade payable...................                        90,945        (5,043)           --       (6,216)      79,686
Other current liabilities.......               6       128,251       (24,914)        3,394       (6,865)      99,866
                                                     ---------       -------        ------     --------    ---------
                                                       375,862       (50,201)        3,394      (58,145)     270,910
                                                     ---------       -------        ------     --------    ---------
Total Liabilities from disposal
   group classified as held for
   sale.........................              12            --            --            --       91,910       91,910
                                                     ---------       -------        ------     --------    ---------
Total liabilities...............                     1,474,645       (89,835)       11,753           --    1,396,563
                                                     ---------       -------        ------     --------    ---------
Total Shareholders' Equity and
   Liabilities..................                     1,203,119       (95,766)       15,841           --    1,123,194
                                                     =========       =======        ======     ========    =========

     Impact of consolidation of Great Universal

     As explained in adjustment item No. 14, under U.S. GAAP, both Great Universal ("GU") and Modern Holdings ("Modern") should be consolidated. Presented in the table below are the main line items of MIC's consolidated balance sheets as of June 30, 2003 and December 31, 2002 that would be materially impacted had GU and Modern been consolidated.

                                                                             December 31,
                                                              June 30, 2003      2002
                                                              -------------  ------------
                                                                      (Unaudited)
                                                                       (US$'000)
Consolidated total assets under U.S. GAAP...................    1,077,848     1,123,194
Impact of consolidation.....................................       67,641        71,592
Consolidated total assets after consolidation...............    1,145,489     1,194,786
Consolidated total shareholders' equity under U.S. GAAP.....      (83,152)     (297,102)
Impact of consolidation.....................................      (13,214)       (8,611)
Consolidated total shareholders' equity after consolidation.      (96,366)     (305,713)

     Comprehensive Income:

     The Company's statements of comprehensive income under U.S.GAAP for the six-month periods ended June 30, 2003 and 2002, is as follows:

                                                                                                           June 30,
                                                                                          June 30, 2003      2002
                                                                                          -------------   ---------
                                                                                                 (Unaudited)
                                                                                                  (US$'000)
Net profit (loss) under U.S. GAAP.....................................................        108,332       (24,742)
                                                                                              -------      --------
Other comprehensive income (loss):
Holding gain (loss) excluding effect of sale of marketable securities sold during the
   year, net of tax(b)................................................................         96,112      (307,706)
Holding gain (loss) for securities sold during the year, net of tax(b)................          5,593       (56,721)
Reclassification adjustment for net gain realized on sale of marketable securities,
   net of tax(b)......................................................................         (1,832)       15,093
Foreign CTA...........................................................................         (9,865)      (25,817)
                                                                                              -------       -------
Other comprehensive (loss) income.....................................................         90,008      (375,151)
                                                                                              -------      --------
Comprehensive income (loss) under U.S. GAAP...........................................        198,340      (399,893)
                                                                                              =======      ========

----------
(b) The tax impact on these items is $nil (June 30, 2002: $nil)

     Additional Stock Option Disclosure:

     Under U.S. GAAP, the Company accounts for stock options under APB25. Had compensation costs been determined in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                                                            Period ended   June 30,
                                                                                                2003         2002
                                                                                            ------------   --------
                                                                                                 (Unaudited)
                                                                                                  (US$'000)
Net income, as reported...............................................................        108,332       (24,742)
Deduct: total stock-based employee compensation expense determined under fair value
   based method for all awards, net of related tax effects............................         (3,797)       14,983
                                                                                              -------        ------
Pro forma net income..................................................................        104,535        (9,759)
                                                                                              -------        ------
Earnings per share:
   As reported (basic)--$..............................................................          6.65         (1.52)
   Pro form (basic)--$.................................................................          6.42         (0.60)
   As reported (diluted)--$............................................................          6.04         (1.52)
   Pro forma (diluted)--$..............................................................          5.83         (0.60)

     The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 4.4% (June 30, 2002: 4.4%), expected lives of 6 years, no dividends and expected volatility of 58.4% (June 30, 2002: 58.4%).

14.  INTANGIBLE ASSETS

     The movements in goodwill, including negative goodwill, were as follows:

                                                                                As at
                                                                As at       December 31,
                                                            June 30, 2003       2002
                                                            -------------   ------------
                                                             (Unaudited)
                                                              (US$'000)        (US$'000)
Cost
   Opening balance.........................................      35,562          70,431
   Additions...............................................          --           2,268
   Write-down in period....................................          --         (36,308)
   Effect on change in ownership...........................      (9,712)           (829)
                                                               --------        --------
Closing balance............................................      25,850          35,562
                                                               ========        ========
Amortization Opening balance...............................     (25,390)        (17,856)
   Charge for the period...................................      (3,230)         (7,865)
   Effect on change in ownership...........................       9,712             331
                                                               --------        --------
   Closing balance.........................................     (18,908)        (25,390)
                                                               ========        ========
Net book value
   Closing balance.........................................       6,943          10,172
                                                               ========        ========
   Opening balance.........................................      10,172          52,575
                                                               ========        ========

     The movements in licenses were as follows:

                                                                As at          As at
                                                               June 30,     December 31,
                                                                 2003          2002
                                                            -------------   ------------
                                                             (Unaudited)
                                                              (US$'000)      (US$'000)
Cost
Opening balance............................................     184,832         284,519
   Additions...............................................         535           3,962
   Write-down in period....................................          --         (46,678)
   Effect of change in ownership percentage................     (95,087)        (54,940)
   Transfers...............................................          --             404
   Exchange rate movements.................................         707          (2,435)
                                                               --------        --------
   Closing balance.........................................      90,987         184,832
                                                               ========        ========
Amortization Opening balance...............................    (100,361)       (119,978)
   Charge for the period...................................      (4,001)        (16,726)
   Effect on change in ownership percentage................      43,712          36,125
   Transfers...............................................          --             120
   Exchange rate movements.................................        (471)             98
                                                               --------        --------
   Closing balance.........................................     (61,121)       (100,361)
                                                               ========        ========
Net book value.............................................
   Closing balance.........................................      29,866          84,471
                                                               ========        ========
   Opening balance.........................................      84,471         164,541
                                                               ========        ========

     The weighted-average amortization period of licenses acquired during 2003 is 6 years.

     The estimated aggregate amortization expense for amortizable intangible assets for each of the five succeeding periods is as follows:


Estimated amortization expense                                                 (U.S.$000)
------------------------------                                                 ----------
For the year ended December 31, 2003........................................      6,887
For the year ended December 31, 2004........................................      5,482
For the year ended December 31, 2005........................................      4,334
For the year ended December 31, 2006........................................      3,439
For the year ended December 31, 2007........................................      3,430

Estimated amortization expense                                                 (U.S.$000)
------------------------------                                                 ----------
For the period ended June 30, 2004..........................................      2,759
For the period ended June 30, 2005..........................................      2,607
For the period ended June 30, 2006..........................................      1,726
For the period ended June 30, 2007..........................................      1,717
For the period ended June 30, 2008..........................................      1,717

15.  SUBSEQUENT EVENTS

     In August 2003, MIC announced the successful closure of its mandatory exchangeable bond offering of approximately SEK 2,556 million (approximately $310 million). At maturity, the bonds will be mandatorily convertible into MIC's current holding of 8,968,400 Tele2 AB Series B shares. The bonds, which mature in August 2006, carry a coupon of 5% and the exchange premium has been set at 30% with a reference price of SEK 285. Of the proceeds, approximately $45 million have been used to prepay the interest through the purchase of U.S. treasury strips. A further $60 million has been used to repay the outstanding Toronto-Dominion debt facility and Corporate 11% Debt with a face value of $57 million has been purchased and Corporate 11% Debt with a face value of $110 million has been redeemed. Following the issuance of the bonds, the holders thereof are entitled to any future dividends paid by Tele2 AB. At any time, holders of the bonds can redeem their holding, foregoing accrued interest. At any time, MIC, or any of its subsidiaries, may purchase the bonds on the open market or in privately negotiated transactions, at which time the bonds purchased must be cancelled and may not be reissued or resold.

     In connection with the offering of the mandatory exchangeable bonds, the issuer entered into a securities lending agreement. MIC was subsequently informed by its advisors that the securities lending agreement may have resulted in a technical breach of certain negative covenants relating to transfer of assets contained in the indentures governing the 11% Senior Notes due 2006 and the 2% Senior Convertible PIK Notes due 2006. MIC provided notice to the trustees as required under the indentures.

     On November 19, 2003, MIC announced that, pursuant to a tender offer and consent solicitation in respect of the 11% Senior Notes and a consent solicitation in respect of the 2% Senior Convertible PIK Notes, it had received the requisite consents of the holders of the relevant notes to the waiver of this possible past default arising from the mandatory exchangeable notes and the related securities lending arrangement.

     On November 24, 2003, MIC completed its offering of $550 million in aggregate principal amount of 10% Senior Notes due 2013 (the "10% Senior Notes"). On November 25, 2003, MIC used approximately $273 million of the proceeds of such offering to acquire 11% Senior Notes tendered on or prior to November 18, 2003 in connection with the tender offer and consent solicitation in respect of the 11% Senior Notes. On December 10, 2003, MIC used approximately $143.8 million of the proceeds of the 10% Senior Notes offering to redeem in full the outstanding 11% Senior Notes. MIC has also issued a redemption notice in respect of the Old Notes, which will be redeemed in full on or about December 29, 2003.

     On September 15, 2003, MIC resolved the shareholder disputes with its local partner in El Salvador and re-commenced consolidating the operation. In the period ended June 30, 2003, the operation reported unaudited revenues of approximately $55 million and approximately 460,000 subscribers.

     Under the terms of the sale agreement for the operations of MIC Systems, the buyers have made a number of claims for compensation totaling approximately $5 million. MIC is contesting these claims.

16.  SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

     As mentioned in Note 5, MIC exchanged, on May 8, 2003, $780,920,000 of the Notes for $562,219,000 of 11% Senior Amortizing Notes due 2006 (the "11% Notes") and $63,714,000 of 2% Convertible Payment in Kind Notes due 2006 (the "2% Notes), together the "New Notes". MIC's wholly indirectly-owned subsidiary, Millicom International Operations B.V. or "MIOBV", will irrevocably and unconditionally guarantee certain payments of the New Notes.

     The following information presents condensed consolidating financial information for MIC, the "Issuer", MIOBV, "the Guarantor", and the other non-guarantor subsidiaries of MIC, the "Non-Guarantor Subsidiaries".

     The Company has not provided reconciliation between IFRS and U.S. GAAP for the columns relating to the Guarantor as such reconciliation would not materially affect an investor's understanding of the nature of the guarantee.

     Unaudited condensed consolidated balance sheet as of June 30, 2003 is as follows:

                                                                   As of June 30, 2003
                                         ----------------------------------------------------------------------
                                                                      Non-Guarantor  Consolidation
                                            Issuer       Guarantor    Subsidiaries   adjustments   Consolidated
                                         -----------     ---------    -------------  -----------   ------------
                                         (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)    (Unaudited)
                                           US $'000      US $'000       US $'000       US $'000      US $'000
ASSETS
Non-current assets
Goodwill, net.......................             --            --              --          6,943         6,943
Licenses, net.......................             --            --          13,393         16,473        29,866
Other intangibles assets, net.......            148            --          13,849         (7,830)        6,167
Tangible assets, net................            160            --         551,575       (139,232)      412,503
Investment in securities............             --        19,465       1,973,775     (1,706,933)      286,307
Pledged deposits....................         20,186            --              28            (56)       20,158
Other non-current assets............             --            --           2,428          5,717         8,145
Current assets
Investment in securities............             --            --         103,682             --       103,682
Accounts receivable, net............        744,299        12,891         988,458     (1,620,628)      125,020
Prepaid expenses, accrued income
   and other current assets.........          2,333            --          71,045        (15,157)       58,221
Time deposits.......................             --            --          12,834         (1,084)       11,750
Cash and cash equivalents...........         16,148            64          94,144        (33,539)       76,817
                                            -------        ------       ---------     ----------     ---------
Total assets........................        783,274        32,420       3,825,211     (3,495,326)    1,145,579
                                            =======        ======       =========     ==========     =========

LIABILITIES
Non-current liabilities
Deferred taxation...................             --            --          25,199          1,676        26,875
Corporate subordinated 13.5% debt...        136,384            --              --             --       136,384
Corporate 11% debt..................        562,219            --              --             --       562,219
2% PIK notes-debt component.........         49,738            --              --             --        49,738
Other debt and financing ...........             --            --         161,784        (29,154)      132,630
Current liabilities
Other debt and financing ...........             --            --          75,641          7,044        82,685
Trade payable.......................          2,051            --          98,286        (13,852)       86,485
Other current liabilities...........        119,452        13,015       1,951,896     (1,961,764)      122,599
                                            -------        ------       ---------     ----------     ---------
Total liabilities...................        869,844        13,015       2,312,806     (1,996,050)    1,199,615
                                            =======        ======       =========     ==========     =========


                                                                   As of June 30, 2003
                                         ----------------------------------------------------------------------
                                                                      Non-Guarantor  Consolidation
                                            Issuer       Guarantor    Subsidiaries   adjustments   Consolidated
                                         -----------     ---------    -------------  -----------   ------------
                                         (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)    (Unaudited)
                                           US $'000      US $'000       US $'000       US $'000      US $'000
EQUITY
Total shareholders' liabilities.....        (86,570)       19,405       1,512,405     (1,531,810)      (86,570)
                                            -------        ------       ---------     ----------     ---------
Minority interest...................             --            --              --         32,534        32,534
                                            =======        ======       =========     ==========     =========

     Unaudited condensed consolidated statements of profit and loss for the six months ended June 30, 2003 and 2002 are as follows:


                                                      For the six months ended June 30, 2003
                                         ----------------------------------------------------------------------
                                                                     Non-Guarantor  Consolidation
                                            Issuer      Guarantor    Subsidiaries    adjustments   Consolidated
                                         ----------    ----------    -------------  -------------  ------------
                                           US $'000      US $'000        US $'000      US $'000      US $'000
                                         (Unaudited)   (Unaudited)     (Unaudited)   (Unaudited)   (Unaudited)
Revenues..........................            1,644            --         374,403       (87,466)      288,581
Cost of sales.....................               --            --        (149,153)       36,275      (112,878)
Sales and marketing...............               --            --         (47,145)       10,417       (36,728)
General and administrative
   expenses.......................               --            --         (62,036)       12,840       (49,196)
Gain (loss) from sale of
   subsidiaries and joint
   ventures, net..................           (3,288)           (7)         (3,251)        7,679         1,133
Other operating expenses..........           (8,363)          (86)         (5,800)         (526)      (14,775)
Profit from associated companies..               --            --              --           126           126
Gain from investment securities,
   net............................               --            --         101,705            --       101,705
Interest expense..................          (39,802)         (236)        (24,663)        8,981       (55,720)
Interest income...................            4,313            59           5,796        (8,588)        1,580
Other income......................            3,738           363             760        (4,861)           --
Gain on debt restructuring........           97,052            --              --            --        97,052
Exchange gain (loss), net.........                2          (157)         14,117        (5,853)        8,109
Charge for taxes..................               --           (51)        (25,443)        7,142       (18,352)
Minority interest.................               --            --              --        (8,376)       (8,376)
Equity income (loss) for the
   period.........................          146,965        98,434              --      (245,399)           --
Net profit (loss) for the period..          202,261        98,319  --     179,290      (277,609)      202,261

                                                        For the six months ended June 30, 2002
                                        -----------------------------------------------------------------------
                                                                    Non-Guarantor  Consolidation
                                           Issuer      Guarantor     Subsidiaries   adjustments    Consolidated
                                        -----------    ----------   -------------  -------------   ------------
                                          US $'000      US $'000       US $'000       US $'000       US $'000
                                        (Unaudited)   (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
Revenues..........................            1,713            --        376,140        (83,772)       294,081
Cost of sales.....................               --            --       (169,872)        38,480       (131,392)
Sales and marketing...............               --            --        (50,158)        10,256        (39,902)
General and administrative
   expenses.......................               --            --        (76,903)        17,375        (59,528)
Gain (loss) from sale of
   subsidiaries and joint
   ventures, net..................           (1,810)       41,752         (1,182)         3,031         41,791
Other operating expenses..........           (9,261)           (3)        (6,059)        (3,335)       (18,658)
(Loss) from associated companies..               --            --             --         (1,680)        (1,680)
(Loss) from investment
   securities, net................               --            --        (15,093)            --        (15,093)
Interest expense..................          (75,134)      (10,140)       (57,652)        48,786        (94,140)
Interest income...................           19,197         6,572         25,170        (45,001)         5,938
Other income......................               --         3,033         43,527        (31,349)        15,211
Fair value result on financial
   instruments....................           (3,989)           --             --             --         (3,989)
Exchange gain (loss), net.........            4,132          (137)       (21,357)         1,153        (16,209)
Charge for taxes..................              (83)           --         (6,706)        (6,916)       (13,705)
Minority interest.................               --            --             --         (3,103)        (3,103)
Equity income (loss) for the
   period.........................           24,857         3,552                       (28,409)            --
Net profit (loss) for the period..          (40,378)       44,629         39,855        (84,484)       (40,378)

     Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2003 and 2002 are as follows:

                                                             For the six months ended June 30, 2003
                                                       --------------------------------------------------------
                                                                                    Non-Guarantor
                                                         Issuer         Guarantor    Subsidiaries   Consolidated
                                                       ----------      ----------   -------------   ------------
                                                         US $'000        US $'000      US $'000       US $'000
                                                      (Unaudited)     (Unaudited)   (Unaudited)    (Unaudited)
Net cash provided by operating activities.......           31,029           5,404        37,237         73,670
                                                         --------        --------      --------       --------
Cash flows from investing activities:
Proceeds from the disposal of subsidiaries and
   joint ventures, net of cash disposed.........               --              --         6,529          6,529
Proceeds from the disposal of investments in
   securities...................................               73              --        32,323         32,396
Purchase of tangible fixed assets...............               --              --       (38,310)       (38,310)
(Increase) Decrease in pledged deposits.........           16,409              --        (4,154)        12,255
Cash provided by (used in) other investing
   activities...................................           12,030               7       (11,715)           322
                                                         --------        --------      --------       --------
Net cash provided by (used in) investing
   activities...................................           28,512               7       (15,327)        13,192
                                                         ========        ========      ========       ========

Cash flows from financing activities:
Proceeds from the issuance of debt and other
   financing....................................               --              --        41,882         41,882
Repayment of debt and other financing...........               --              --       (69,544)       (69,544)
Consent fee and other cash outflows related to
   debt restructuring...........................          (50,226)             --            --        (50,226)
Cash (used in) provided by other financing
   activities...................................              (62)         (5,408)        2,465         (3,005)
                                                         --------        --------      --------       --------
Net cash provided by (used in) financing
   activities                                             (50,288)         (5,408)      (25,197)       (80,893)
                                                         --------        --------      --------       --------
Cash effect of exchange rate changes............               --              --           397            397
                                                         --------        --------      --------       --------
Net (decrease) increase in cash and cash
   equivalents                                              9,253               3        (2,890)         6,366
Cash and cash equivalents, beginning............            6,895              61        63,495         70,451
                                                         --------        --------      --------       --------
Cash and cash equivalents, ending                          16,148              64        60,605         76,817
                                                         ========        ========      ========       ========

                                                              For the six months ended June 30, 2002
                                                      ---------------------------------------------------------
                                                                                   Non-Guarantor
                                                         Issuer       Guarantor     Subsidiaries   Consolidated
                                                      -----------     ---------     ------------   ------------
                                                        US $'000       US $'000       US $'000       US $'000
                                                      (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
Net cash provided by (used in) operating
   activities...................................           35,397        (44,106)        20,189         11,480
                                                           ------        -------        -------       --------
Cash flows from investing activities:
Proceeds from the disposal of subsidiaries and
   joint ventures, net of cash disposed.........               --         41,752             --         41,752
Proceeds from the disposal of investments in
   securities...................................               --             --         36,477         36,477
Purchase of tangible fixed assets...............               --             --        (53,849)       (53,849)
(Increase) Decrease in pledged deposits.........          (37,229)            --         31,959         (5,270)
Cash provided by (used in) other investing
   activities...................................            1,158          2,352          6,727         10,237
                                                           ------        -------        -------       --------
Net cash provided by (used in) investing
   activities...................................          (36,071)        44,104         21,314         29,347
                                                           ======        =======        =======       ========

Cash flows from financing activities:
Proceeds from the issuance of debt and other
   financing....................................               --             --         55,998         55,998
Repayment of debt and other financing...........               --             --       (110,953)      (110,953)
Cash provided by (used in) other financing
   activities...................................             (115)            --          2,146          2,031
                                                           ------        -------        -------       --------
Net cash provided by (used in) financing
   activities...................................             (115)            --        (52,809)       (52,924)
                                                           ------        -------        -------       --------
Cash effect of exchange rate changes............               --             --           (650)          (650)
                                                           ------        -------        -------       --------
Net (decrease) in cash and cash equivalents.....             (789)            (2)       (11,956)       (12,747)
Cash and cash equivalents, beginning............            3,926              2         52,348         56,276
                                                           ------        -------        -------       --------
Cash and cash equivalents, ending...............            3,137             --         40,392         43,529
                                                           ======        =======        =======       ========

                                                 MILLICOM INTERNATIONAL CELLULAR S.A.
                                                 CONDENSED CONSOLIDATED BALANCE SHEETS
                                            AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

                                                                                    September 30,  December 31,
                                                                            Notes       2003           2002
                                                                            -----   -------------  ------------
                                                                                     (Unaudited)
                                                                                      (US$'000)     (US$'000)
ASSETS
NON-CURRENT ASSETS
Intangible assets
   Goodwill, net of amortization of $20,342 and $25,390..................       4       54,813         10,172
   Licenses, net of amortization of $64,395 and $100,361.................       3       34,139         84,471
   Other intangibles, net of accumulated amortization of $3,602 and
     $13,946.............................................................                5,624          4,919
Tangible assets, net of accumulated depreciation of $524,085 and $412,994     3,4      481,691        458,933
Financial assets
   Investment in securities..............................................       5      397,708        220,386
   Pledged deposits......................................................               20,507         32,921
   Other non-current assets..............................................                7,192          9,483
                                                                                     ---------      ---------
TOTAL NON-CURRENT ASSETS.................................................            1,001,674        821,285
                                                                                     ---------      ---------
CURRENT ASSETS
Investment in securities.................................................       5           --        101,540
Debtors
   Accounts receivable, less allowance for receivable impairment of
     $35,384 and $27,564.................................................              123,733        134,080
Prepaid expense, accrued income and other current assets.................               69,178         59,563
Time deposits............................................................               16,034         16,200
Cash and cash equivalents................................................              134,631         70,451
                                                                                     ---------      ---------
TOTAL CURRENT ASSETS.....................................................              343,576        381,834
                                                                                     ---------      ---------
TOTAL ASSETS.............................................................            1,345,520      1,203,119
                                                                                     =========      =========



















     The accompanying notes are an integral part of these condensed consolidated financial statements.

                              MILLICOM INTERNATIONAL CELLULAR S.A.
                              CONDENSED CONSOLIDATED BALANCE SHEETS
                         AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

                                                                    September 30,  December 31,
                                                         Notes          2003           2002
                                                                    -------------  ------------
                                                                     (Unaudited)
                                                                      (US$'000)     (US$'000)

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY                                         7
   Share capital and premium..........................                 239,633        281,989
   Treasury stock.....................................                  (8,705)       (54,521)
   2% PIK notes--equity component......................                 16,053             --
   Legal reserve......................................                   4,256          4,256
   Retained loss brought forward......................                (453,563)       (57,719)
   Gain/(loss) for the period/year....................                 189,056       (385,143)
   Currency translation reserve.......................                 (91,312)       (84,121)
                                                                     ---------      ---------
TOTAL SHAREHOLDERS' EQUITY                                            (104,582)      (295,259)
                                                                     ---------      ---------
Minority interest.....................................                  23,984         23,733
                                                                     ---------      ---------

LIABILITIES
NON-CURRENT LIABILITIES
   Deferred taxation..................................                  36,574         26,874
   Debt and other financing...........................
   Corporate subordinated 13.5% debt..................      6,8        136,443        912,539
   Corporate 11% debt.................................        8        395,219             --
   2% PIK Notes--debt component........................       8         50,022             --
   5% Mandatory Exchange Bond--debt component..........       8        283,173             --
   5% Mandatory Exchange Bond--embedded derivative.....       8         45,320             --
     Other debt and financing.........................      3,4        125,932        159,370
                                                                     ---------      ---------
                                                                     1,072,683      1,098,783
                                                                     ---------      ---------

CURRENT LIABILITIES
   Other debt and financing...........................      3,4        105,616        156,666
   Trade payable......................................                  93,688         90,945
   Other current liabilities..........................                 153,861        128,251
                                                                     ---------      ---------
                                                                       353,165        375,862
                                                                     ---------      ---------

TOTAL LIABILITIES                                                    1,425,848      1,474,645
                                                                     ---------      ---------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES............               1,345,250      1,203,119
                                                                     =========      =========











     The accompanying notes are an integral part of these condensed consolidated financial statements.

                                                 MILLICOM INTERNATIONAL CELLULAR S.A.
                                         CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

                                                                                      Nine months   Nine months
                                                                                         ended         ended
                                                                                     September 30,  September 30,
                                                                             Note        2003           2002
                                                                             ----    -------------  -------------
                                                                                      (Unaudited)   (Unaudited)
                                                                                       (US$'000)     (US$'000)
Revenues.................................................................               445,249        449,907
Cost of sales............................................................              (175,229)      (204,947)
                                                                                        -------       --------
Gross profit.............................................................               270,020        244,960
Sales and marketing......................................................               (57,286)       (59,995)
General and administrative expenses......................................               (71,531)       (92,571)
Gain (loss) from sale of subsidiaries and joint ventures, net............                 1,131         26,827
Other operating expenses.................................................               (21,432)       (25,484)
                                                                                        -------       --------

Operating profit.........................................................               120,902         93,737
Profit (loss) from associated companies..................................                   217         (2,540)
                                                                                        -------       --------

Profit before financial income (expense), taxes and minority interest....               121,119         91,197
Profit (loss) and valuation movement from investment securities..........               119,239        (59,866)
Interest expense.........................................................               (91,764)      (143,849)
Interest income..........................................................                 4,976          9,126
Gain on debt restructuring...............................................       5        97,052             --
Other income.............................................................                    --         15,211
Fair value result on financial instruments...............................               (26,440)        18,922
Exchange gain (loss), net................................................                 6,313        (18,408)
                                                                                        -------       --------

Profit (loss) before taxes and minority interest.........................               230,495        (87,667)
Charge for taxes.........................................................               (29,101)       (19,549)
                                                                                        -------       --------

Profit (loss) before minority interest...................................               201,394       (107,216)
Minority interest........................................................               (12,338)        (5,520)
                                                                                        -------       --------

Net profit (loss) for the period.........................................               189,056       (112,736)
                                                                                        =======       ========

Basic earnings (loss) per common share (US$).............................      13         11.60          (6.91)
                                                                                        =======       ========

Weighted average number of shares outstanding in the period
   (in thousands)........................................................      13        16,298         16,326
                                                                                        =======       ========

Diluted earnings (loss) per common share (US$)...........................      13          9.80          (6.91)
                                                                                        =======       ========

Weighted average number of shares and diluted potential common shares in
   the period (in thousands).............................................      13        19,510         16,326
                                                                                        =======       ========


     The accompanying notes are an integral part of these condensed consolidated financial statements.

                                                 MILLICOM INTERNATIONAL CELLULAR S.A.
                                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

                                                                                           Nine months  Nine months
                                                                                              ended        ended
                                                                                            September    September
                                                                                            30, 2003      30, 2002
                                                                                           -----------  -----------
                                                                                           (Unaudited)  (Unaudited)
                                                                                            (US$'000)    (US$'000)
Net cash provided by operating activities.............................................        128,322        54,693
Cash flows from investing activities..................................................
   Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed          6,529        46,619
   Proceeds from the disposal of investments in securities............................         32,396        63,475
   Purchase of tangible fixed assets..................................................        (60,326)      (82,495)
   Decrease (increase) in pledged deposits............................................         11,906       (14,705)
   Decrease (increase) in time deposits...............................................          1,048        10,309
   Cash provided by other investing activities........................................         (5,726)       (6,997)
                                                                                             --------      --------
Net cash provided by investing activities.............................................        (14,173)       17,206
                                                                                             --------      --------

Cash flows from financing activities
   Proceeds from the issuance of debt and other financing.............................        388,001       138,870
   Repayment of debt and other financing..............................................       (373,981)     (217,472)
   Consent fee and other outflows related to the debt restructuring...................        (50,447)           --
   Dividends paid to minorities.......................................................        (12,540)           --
   Cash (used) provided by other financing activities.................................         (1,497)         (914)
                                                                                             --------      --------
Net cash used by financing activities.................................................        (50,464)      (79,516)
                                                                                             --------      --------
Cash effect of exchange rate changes..................................................            495          (301)
                                                                                             --------      --------
Net increase/(decrease) in cash and cash equivalents..................................         64,180        (7,918)
Cash and cash equivalents, beginning..................................................         70,451        56,276
                                                                                             --------      --------
Cash and cash equivalents, ending.....................................................        134,631        48,358
                                                                                             ========      ========

Non-cash investing and financing activities
Investing activities:
   Revaluation of marketable securities...............................................        117,405      (305,471)
   Non-cash capital expenditure, net..................................................          4,930       (17,173)
Financing activities:
   Debt restructuring.................................................................       (151,278)           --
   Repayment of debt..................................................................             --       (13,571)



     The accompanying notes are an integral part of these condensed consolidated financial statements.

                              MILLICOM INTERNATIONAL CELLULAR S.A.
              CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

                                                             Nine months    Nine months
                                                                ended          ended
                                                            September 30,   September 30,
                                                                2003            2002
                                                            -------------   -------------
                                                             (Unaudited)    (Unaudited)
                                                              (US$'000)      (US$'000)
Shareholders' equity at January 1.........................     (295,259)         68,894
Reduction of share capital................................      (43,293)             --
Cancellation of treasury shares...........................       43,293              --
New shares issued.........................................          937              --
Treasury shares used to offset liability to shareholders..        2,523              --
Purchase of treasury stock................................           --          (2,488)
Profit (loss) for the period..............................      189,056        (112,736)
Movement in revaluation reserve...........................           --        (305,471)
Effect of consolidation of El Salvador....................      (10,701)             --
Movement in currency translation reserve..................       (7,191)        (34,024)
Issuance of equity instruments............................       16,053              --
                                                               --------        --------
Shareholders' equity......................................     (104,582)       (385,825)
                                                               ========        ========









     The accompanying notes are an integral part of these condensed consolidated financial statements.

                              MILLICOM INTERNATIONAL CELLULAR S.A.
                    NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                    AS OF SEPTEMBER 30, 2003

1.   ORGANIZATION

     Millicom International Cellular S.A. (the "Company"), a Luxembourg Societe Anonyme, and its subsidiaries, joint ventures and associated companies (the "Group" or "MIC") is a global telecommunications investor with cellular operations in Latin America, Asia and Africa. As of September 30, 2003, the Company had interests in 16 cellular operations in 15 countries. As of September 30, 2003, MIC also had a 6.1% interest in Tele2 AB. Tele2 AB is an alternative pan-European telecommunication company offering fixed and mobile telephony, data network and internet services in 21 countries. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg stock exchange. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg.

     MIC's cellular interests ("MIC Cellular") operate through strategic operating entities principally focused on major geographic regions of the world:

     Sanbao Telecom (Asia)
     MIC Latin America
     MIC Africa

     The Group was formed in December 1990 when Industriforvaltnings AB Kinnevik ("Kinnevik"), a company established in Sweden, and Millicom Incorporated ("Millicom"), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom was merged ("the Merger") into a wholly-owned subsidiary of MIC, MIC-USA Inc ("MIC-USA") a Delaware corporation, and the outstanding shares of Millicom's common stock were exchanged for approximately 46.5% of MIC's common stock outstanding at that time.

2.   SUMMARY OF ACCOUNTING POLICIES

     The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting", as published by the International Accounting Standards Board. Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the interim financial statements reflect all adjustments that are necessary to properly prepare the results for interim periods. All adjustments made were normal recurring accruals. MIC's operations are not affected by any seasonal or cyclical patterns. The financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2002.

     The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2002, except for the accounting policy with respect to the unrealised gains and losses of available-for-sale securities. Prior to January 1, 2003 these gains or losses were recorded within shareholders' equity under the caption "revaluation reserve". When the securities were sold, impaired or there was a significant and prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the income statement as gains and losses from investment securities. As from January 1, 2003 management determined that it was more appropriate to record the change in fair value of available-for-sale securities in the income statement. Accordingly the Board of Directors decided to change the accounting policy for fair value adjustments of available-for-sale securities and to record these adjustments in the income statement as from January 1, 2003. MIC adopted the allowed alternative treatment for change in accounting policy as defined in IAS 8 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies", which requires any adjustment resulting from retrospective application of the change in accounting policy to be included in the determination of the net profit or loss for the current period. The increase in the value of the available-for-sale securities from January 1, 2003 to September 30, 2003 was $117,405,000. Because MIC recorded an impairment loss in the statement of profit and loss based on the value of the available-for-sale securities as of December 31, 2002, only the change in value from January 1 to September 30, 2003 has been recorded to reflect the change in accounting policy at September 30, 2003. Had MIC applied the same accounting principle in preceding years the retained loss for the period ended June 30, 2002 and losses for the years ended December 31, 2002 and 2001 would have been as follows:

                                                                             December 31,   September 30,  December 31,
                                                                                2002            2002           2001
                                                                             ------------   -------------  ------------
                                                                                            (Unaudited)
                                                                                             (US$'000)
Net loss as reported for the year/period.................................       (385,143)     (112,736)     (138,053)
Change in accounting policy with respect to the fair value adjustments
   of the available-for-sale securities..................................         61,325      (305,471)      (79,061)
                                                                                --------      --------      --------
Net loss for the year/period.............................................       (323,818)     (418,207)     (217,114)
                                                                                ========      ========      ========

     The reconciliation between retained loss as previously reported and retained loss as restated is as follows:

                                                                              September 30,    December 31,   December 31,
                                                                                   2003            2002           2001
                                                                              -------------    ------------   ------------
                                                                              (Unaudited)
                                                                                                (US$'000)
Retained earnings (loss) as reported as of January 1.....................       (442,862)         (57,719)        80,334
Change in accounting policy with respect to the fair value adjustments
   of the available-for-sale securities..................................             --          (61,325)        17,736
Retained earnings as of January 1........................................       (442,862)        (119,044)        98,070
Net profit (loss) for the year/period....................................        189,056         (323,818)      (217,114)
                                                                                --------         --------       --------
Retained loss as of the end of the year/period...........................       (253,806)        (442,862)      (119,044)
                                                                                ========         ========       ========

3.   DISPOSAL OF COLOMBIAN OPERATION

     On February 13, 2003, MIC completed the sale of Celcaribe SA, its Colombian operation, realizing a gain of $1,819,000 on net proceeds of $9,876,000. As at December 31, 2002, the following significant amounts were recorded in the consolidated balance sheet of MIC in respect of Celcaribe SA:

                                                                                 As at
                                                               February 13,  December 31,
                                                                   2003          2002
                                                               ------------  ------------
                                                                (Unaudited)
                                                                 (US$'000)     (US$'000)
Consolidated Balance Sheet:
Licenses, net...............................................        51,175        52,070
Tangible assets, net........................................        35,699        34,291
Accounts receivables, net...................................        14,019        14,019
Non-current liabilities
   Other debt and financing.................................       (34,491)      (33,765)
Current liabilities
   Other debt and financing.................................       (46,022)      (45,064)

     The following significant amounts are recorded in MIC's statement of profit and loss for the period from January 1, 2003 to February 13, 2003 in respect of Celcaribe S.A.:

                                                                   For the
                                                                 period from
                                                                  January 1,
                                                                   2003 to
                                                                 February 13,
                                                                     2003
                                                                 ------------
                                                                   (US$'000)
Consolidated Statement of Profit and Loss
Revenues......................................................       5,926
Cost of sales.................................................      (1,857)
Operating loss................................................        (256)
Interest expense..............................................      (1,694)
Loss after taxation...........................................      (2,116)

4.   RE-CONSOLIDATION OF EL SALVADOR

     On September 15, 2003, MIC resolved the shareholder dispute with its local partners in Telemovil, its cellular operation in El Salvador and, as a result, recommenced consolidating Telemovil as from that date. We have agreed a schedule with our partners in El Salvador to increase our equity ownership interest from 70% to 100% over a maximum of the next six years. Due to the irrevocable commitment of our local partners to sell their shares, we are deemed to have a 100% economic ownership in our operation in El Salvador and, accordingly, we account for our operation in El Salvador as a 100% owned subsidiary from September 15, 2003. As at September 30, 2003, the following significant amounts are recorded in the consolidated balance sheet of MIC in respect of Telemovil:

                                                                                As of          As at
                                                                             September 30,  December 31,
                                                                                  2003          2002
                                                                             -------------  ------------
                                                                              (Unaudited)
                                                                               (US$'000)      (US$'000)
Consolidated Balance Sheet:
Non-current assets
  Goodwill, net............................................................       49,304            --
  Tangible assets, net.....................................................       71,189            --
  Investment in securities.................................................           --        52,858
Current assets
  Accounts receivable, less allowance for receivable impairment of $8,097..       10,907            --
  Prepaid expenses, accrued income and other current assets................       15,737            --
Shareholders' equity
  Retained loss brought forward............................................      (10,701)           --
Non-current liabilities
  Other debt and financing.................................................      (55,855)           --
Current liabilities
  Other debt and financing.................................................      (23,952)           --
  Trade payable............................................................       (8,429)           --
  Other current liabilities................................................      (16,959)           --

5.   INVESTMENT IN SECURITIES

     In the first half of 2003, MIC sold 1,044,129 B shares in Tele2 AB to Kinnevik, realizing a gain of $1,832,000. Following an increase in the market value of the Tele2 AB shares in the period ended September 30, 2003, an amount of $117,405,000 has been credited to the profit and loss.

     Following the issuance of the 5% Mandatory Exchangeable Bonds due 2006, MIC has reclassified its investment in Tele2 AB from current to non-current assets.

6.   DEBT RESTRUCTURING

     In May 2003, MIC announced that approximately $781 million, or 85%, of the outstanding amount of Millicom's 13.5% Senior Subordinated Discount Notes due 2006 (the "Old Notes") had been tendered in Millicom's private exchange offer and consented to certain amendments to the existing indenture covering the Old Notes.

     Upon closure of the exchange offer referred to above, Millicom issued approximately $562 million of Millicom's 11% Senior Notes due 2006 ("Corporate 11% Debt") and approximately $64 million of Millicom's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") in exchange for the $781 million of Old Notes tendered. In addition, Millicom also paid to holders of the Old Notes, who consented to the amendments of the Old Notes' indenture, $50 per $1,000 of Old Notes so consented (excluding affiliates of Millicom), or approximately $38 million in aggregate. Millicom's 2% PIK Notes are convertible at any time at the holder's option into Millicom common stock at a conversion price of $10.75 per share.

     The debt restructuring resulted in a gain of $97,052,000. Management believes that this restructuring will significantly decrease MIC's interest charge.

7.   SHAREHOLDERS' EQUITY

     At December 31, 2002, the total subscribed and fully paid-in share capital and premium amounted to $281,989,458 consisting of 71,124,729 registered common shares at a par value of $2 each.

     In February 2003, an Extraordinary General Meeting of MIC passed a resolution approving a reverse share split whereby three existing shares of a par value of $2 each would be exchanged for one new share with a par value of $6 each. As a result, the total subscribed and fully paid-in share capital and premium amounted to $281,989,458 consisting of 23,708,243 registered common shares at a par value of $6 each.

     In February 2003, an Extraordinary General Meeting of MIC passed a resolution approving the reduction of $43,293,000 of the share capital of the Company to an amount of $98,955,270 by means of the cancellation of 7,215,698 shares with a par value of $6 each, representing shares held by MIC as treasury stock.

     As at September 30, 2003, the authorized capital of the Company totaled 33,333,300 registered shares of a par value of $6 each.

     In September 2003, MIC settled its outstanding obligation to Kinnevik under the terms of the 1995 agreement whereby MIC purchased 17.7% of Mach from Kinnevik. As part of the settlement, MIC transferred 44,357 MIC common shares to Kinnevik from its treasury stock.

     In the period ended September 30, 2003, MIC purchased nil (2002: 369,200) MIC Common Stock shares. As at September 30, 2002, the total number of treasury shares held was 161,334 MIC common shares.

     In May 2003, MIC announced the closure of the exchange offer for its 13.5% Senior Subordinated Notes. As a result of the exchange, MIC issued $562,219,000 of MIC's 11% Senior Notes due 2006 ("Corporate 11% Debt") and $63,714,000 of Millicom's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") in exchange for the $781 million of Old Notes tendered. Millicom's 2% PIK Notes are convertible at any time at the holder's option into Millicom common stock at a conversion price of $10.75 per share. Under IAS 32 "Financial
Instruments: Disclosure and presentation", MIC has apportioned part of the value of these notes to equity and part to debt (Note 7). The value allocated to equity as at September 30, 2003, was $16,053,000.

     In August 2003, holders of 2% PIK Notes with a value of $937,000 informed MIC that they wished to convert. Subsequently, MIC issued 87,161 common shares to these 2% PIK Note holders. If the remaining principal amount of the 2% PIK Notes were converted into MIC's common stock, they would convert into 5,839,639 shares of MIC common stock, which would constitute approximately 26.0% of the then issued and outstanding common stock.

     Following the above conversion of 2% PIK notes, the total subscribed and fully paid-in share capital and premium amounted to $239,632,270 consisting of 16,579,706 registered common shares with a par value of $6 each.

8.   DEBT AND FINANCING

     Corporate Subordinated 13.5% Debt

     The Senior Subordinated 13.5% Debt (the "Old Notes") matures on June 1, 2006. The Old Notes bear interest at a rate of 13.5%, payable semi-annually in arrears on June 1 and December 1. As at September 30, 2003, there remained an outstanding amount of Old Notes of $137,080,000 (December 31, 2002:
$918,000,000) and unamortized costs of $637,000 (December 31, 2002: $5,461,000).

     The Old Notes are senior subordinated unsecured obligations of the Company, which rank pari passu in right of payment with all senior subordinated unsecured obligations of the Company. The Old Notes are subordinated in right of payment to all Senior Debt of the Company.

     Corporate 11% Debt

     The Corporate 11% Debt matures on June 1, 2006 and bears interest at a rate of 11%, payable semi-annually in arrears on June 1 and December 1. The Corporate 11% Debt has an amortization schedule with payments of $17.5 million due on each of June 1, 2004, December 1, 2004, June 1, 2005 and December 1, 2005.

     MIC may redeem the Corporate 11% Debt at any time, in whole or in part, prior to June 1, 2004, at a price equal to 102.25% of their principal amount, and thereafter at a price equal to their principal amount.

     The Corporate 11% Debt will be our senior unsecured obligations and will rank senior right of payment to all our subordinated indebtedness, including any Old Notes.

     In August 2003, holders of 11% Notes with a face value of $57,000,000 informed the Company that they wished to sell. Subsequently, MIC purchased these 11% Notes and instructed the trustees to cancel them.

     In August 2003, MIC announced its intention to redeem 11% Notes with a value of $110,000,000. In September 2003, MIC completed this purchase and instructed the trustees to cancel them.

     As at September 30, 2002, there remained an outstanding amount of $395,219,000 of 11% Notes.

     2% PIK Notes

     The 2% PIK Notes mature on June 1, 2006. The 2% PIK Notes bear interest at a rate of 2%, payable at the option of MIC, in either additional 2% PIK Notes or in cash, semi-annually in arrears on June 1 and December 1.

     The 2% PIK Notes are convertible at any time, at the option of the holder, into MIC common stock at a conversion price of $10.75 per share of common stock. At the maturity of the 2% PIK Notes, MIC may, at its option, pay all or a portion of the then outstanding principal amount in cash or in shares of its common stock.

     MIC may redeem the 2% PIK Notes at any time, in whole or in part, prior to June 1, 2004, at a price equal to 102.25% of their principal amount, and thereafter at a price equal to their principal amount.

     The 2% PIK Notes will be our senior unsecured obligations and will rank senior right of payment to all our subordinated indebtedness, including any Old Notes.

     As of September 30, 2003, the debt component of the 2% PIK Notes amounted to $50,022,000.

     5% Mandatory Exchangeable Notes

     In August 2003, MIC announced the closure of the 5% Mandatory Exchangeable Notes ("5% Notes") offer by its subsidiary, Millicom Telecommunications S.A. ("MTSA") Under the terms of this offer, MTSA issued 5% Notes with a value of SEK 2,555,994,000 (for a nominal value of approximately $310,000,000) mandatorily exchangeable into

8,968,400 Tele2 AB B shares held by MIC. The 5% Notes carry a coupon of 5% per annum and the exchange premium has been set at 30% with a reference price of SEK
285. As part of the financing, MIC has purchased U.S. treasury strips with a nominal value of $46,470,000 which will be used to settle the interest payments.

     The 5% Notes includes an embedded derivative, which is valued separately from the Notes. As of September 30, 2003, the fair value of the embedded derivative and the amortized cost of the 5% Notes amounted respectively to $45,320,000 and $283,173,000, with the change in fair value of the embedded derivative since issuance of the 5% Notes amounting to $26,440,000.

     Other debt and financing

     The total amount of other debt and financing is repayable as follows:

                                                                 As at          As at
                                                              September 30,  December 31,
                                                                  2003           2002
                                                              -------------  ------------
                                                               (Unaudited)
                                                                (US$'000)     (US$'000)
Due within:
   One year..............................................        105,616        156,666
   One--two years........................................         39,590        122,971
   Two--three years......................................         23,828         20,148
   Three--four years.....................................         14,340         10,666
   Four--five years......................................         15,471          6,676
   After five years......................................         32,703          1,807
                                                                 -------        -------
Total repayable..........................................        231,548        318,934
                                                                 -------        -------
Unamortized portion of financing fees....................             --         (2,898)
                                                                 -------        -------
Total debt, net..........................................        231,548        316,036
                                                                 =======        =======

     In the normal course of business, MIC has issued corporate guarantees to secure the obligations of some of its operations under bank, lease and supplier's financing agreements. The table below describes, for each operation, the outstanding amount under the guarantees and the remaining terms of the guarantees.

                                           Terms as at                Terms as at               Terms as at
                                  Bank      September       Lease      September   Suppliers'    September
                               guarantees    30, 2003    guarantees    30, 2003    guarantees     30, 2003      Total
                               ----------  -----------   ----------   -----------  -----------  -----------  ----------
                               (Unaudited)               (Unaudited)               (Unaudited)               (Unaudited)
                                (US$'000)  (Unaudited)    (US$'000)   (Unaudited)   (US$'000)   (Unaudited)   (US$'000)
MIC Latin America
Argentina..................           --         --            220      0-2 years         447     0-2 years         667
Bolivia....................       35,377   0-4 years            --             --          --            --      35,377
El Salvador................        7,500    0-1 year            --             --          --            --       7,500
Peru.......................           --         --             --             --       1,075     0-2 years       1,075
Sanbao Telecom
Cambodia...................        7,118   0-2 years            --          5,631    0-1 year       12,749
Lao People's Democratic
   Republic................           --         --             --             --         826     0-3 years         826
Pakistan...................       22,697   0-3 years            --             --          --            --      22,697
Sri Lanka..................       15,475   0-4 years            --             --          --            --      15,475
                                  ------                       ---                      -----                    ------
Total guarantees...........       88,167                       220                      7,979                    96,366
                                  ======                       ===                      =====                    ======

9.   SEGMENTAL REPORTING

     Revenues

                                                            Nine months      Nine months
                                                                ended           ended
                                                           September 30,    September 30,
                                                                2003              2002
                                                           -------------    -------------
                                                            (Unaudited)      (Unaudited)
                                                             (US$'000)        (US$'000)
Sanbao Telecom............................................     201,600           163,501
  Of which divested.......................................          --               870
MIC Latin America.........................................     177,227           207,066
  Of which divested.......................................       5,926            37,839
MIC Africa................................................      57,645            45,119
Other.....................................................       8,281            12,755
  Of which divested.......................................          90             3,301
MIC Systems (divested in 2002)............................          --            23,272
Unallocated items.........................................       1,327                --
                                                               -------           -------
                                                               446,080           451,713
Inter-segment elimination.................................        (831)           (1,806)
                                                               -------           -------
                                                               445,249           449,907
                                                               =======           =======

     Profit (loss) after taxes

                                                              Nine months    Nine months
                                                                 ended          ended
                                                             September 30,  September 30,
                                                                 2003           2002
                                                             -------------  -------------
                                                              (Unaudited)    (Unaudited)
                                                               (US$'000)      (US$'000)
Sanbao Telecom............................................      56,498            28,954
  Of which divested.......................................          --            (8,028)
MIC Latin America.........................................      40,040            14,056
  Of which divested.......................................      (2,218)            1,305
MIC Africa................................................       6,827              (383)
  Of which divested.......................................          --              (500)
Other.....................................................        (298)          (22,850)
  Of which divested.......................................           1           (15,970)
MIC Systems (divested in 2002)............................          --             5,011
Unallocated items.........................................      98,327          (132,004)
                                                               -------          --------
Profit (loss) before minority interest....................     201,394          (107,216)
                                                               -------          --------
Minority interest.........................................     (12,338)           (5,520)
                                                               -------          --------
                                                               189,056          (112,736)
                                                               =======          ========

     As at December 31, 2002, MIC's cellular operation in Mauritius was reported in the Sanbao Telecom segment. During the second quarter of 2003, MIC's management has amended its segmental reporting so as to include the Mauritian operation in the MIC Africa segment because it is more relevant considering the economic characteristics of this operation. The above figures for the period ended September 30, 2002, have therefore been adjusted to reflect this change.

     The Company's assets and liabilities are not evaluated on a segment basis. Accordingly, no disclosure on segment assets and liabilities is provided.

10.  TAXES

     Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowing for losses brought forward from previous years. Income tax expense as of September 30, 2003 is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year for each profitable operation.

11.  JOINT VENTURES

     The following amounts have been consolidated into the Group accounts representing the Group's share of revenues, cost of sales, net income (loss) from continuing operations and net income (loss) in the Group's ventures:

                                                              Nine months    Nine months
                                                                 ended          ended
                                                               September      September
                                                               30, 2003        30, 2002
                                                              -----------    ------------
                                                              (Unaudited)    (Unaudited)
                                                               (US$'000)      (US$'000)
Revenues...................................................     151,510         137,516
Cost of sales..............................................     (37,136)        (40,323)
Net income (loss) from continuing operations...............      32,946           6,437
Net income (loss)..........................................      32,946           7,307

12.  COMMITMENTS AND CONTINGENCIES

     The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of September 30, 2003, the total value of cases against MIC operations was $33,428,000 of which $8,158,000 had been provided in the consolidated financial statements. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

   Mach

     In November 2002, MIC completed the sale of Mach SA for EUR 95 million. Following examination of the books and records of Mach SA subsequent to purchase, the buyers have claimed that the purchase price should be lowered by approximately $4.3 million to reflect a lower balance sheet value, as per the terms of the purchase agreement. MIC's management is currently examining this claim but do not expect there to be any material adjustment.

   Letters of support

     In the normal course of business, the Company issues letters of support to various companies and joint ventures within the Group.

   Operational environment

     MIC has operations in emerging markets, including Asia, Latin America and Africa where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, MIC is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations. In management's opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which MIC has operations will not materially negatively impact MIC's financial position or operations.

   New licenses

     The Company continues to review options to acquire additional cellular telephone licenses in various countries.

   Dividends

     The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from MIC's various joint ventures.

13.      EARNINGS PER SHARE (EPS)

     Basic and diluted (loss) earnings per common share is comprised as follows:

                                                                                           Nine months   Nine months
                                                                                              ended         ended
                                                                                            September     September
                                                                                            30, 2003       30, 2002
                                                                                           -----------   -----------
                                                                                           (Unaudited)   (Unaudited)
Basic earnings (loss) for the period (US$'000)........................................        189,056      (112,736)
Interest expense for the period relating to the liability component of the
   convertible bond (US$'000).........................................................          2,132             --
                                                                                             --------       --------
Diluted earnings (loss) for the period (US$'000)......................................        191,188             --
                                                                                             ========       ========

Weighted average number of shares outstanding during the period (in '000).............         16,298         16,326
Effect of dilutive share options (in '000)............................................             89             --
Effect of dilutive securities through conversion of 2% PIK Notes (in '000)............          3,123             --
                                                                                             --------       --------
Weighted average number of diluted shares outstanding during the period (in '000).....         19,510         16,326
                                                                                             ========       ========
Basic EPS (US$).......................................................................          11.60          (6.91)
Diluted EPS (US$).....................................................................           9.80          (6.91)

14.  SUBSEQUENT EVENTS

     In connection with the offering of the mandatory exchangeable bonds, the issuer entered into a securities lending agreement. MIC was subsequently informed by its advisors that the securities lending agreement may have resulted in a technical breach of certain negative covenants relating to transfer of assets contained in the indentures governing the 11% Senior Notes due 2006 and the 2% Senior Convertible PIK Notes due 2006. MIC provided notice to the trustees as required under the indentures.

     On November 19, 2003, MIC announced that, pursuant to a tender offer and consent solicitation in respect of the 11% Senior Notes and a consent solicitation in respect of the 2% Senior Convertible PIK Notes, it had received the requisite consents of the holders of the relevant notes to the waiver of this possible past default arising from the mandatory exchangeable notes and the related securities lending arrangement.

     On November 24, 2003, MIC completed its offering of $550 million in aggregate principal amount of 10% Senior Notes due 2013 (the "10% Senior Notes"). On November 25, 2003, MIC used approximately $273 million of the proceeds of such offering to acquire 11% Senior Notes tendered on or prior to November 18, 2003 in connection with the tender offer and consent solicitation in respect of the 11% Senior Notes. On December 10, 2003, MIC used approximately $143.8 million of the proceeds of the 10% Senior Notes offering to redeem in full the outstanding 11% Senior Notes. MIC has also issued a redemption notice in respect of the Old Notes, which will be redeemed in full on or about December 29, 2003.

     Under the terms of the sale agreement for the operations of MIC Systems, the buyers have made a number of claims for compensation totaling approximately $5 million. MIC is contesting these claims.

15.  DIFFERENCES BETWEEN IFRS AND U.S. GAAP

     The differences between the accounting principles applied by the Company for IFRS and U.S. GAAP have been described in Note 30 to the consolidated financial statements as at December 31, 2002 and in Note 13 to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2003. No additional material reconciling items between IFRS and U.S. GAAP have been identified as of and for the nine months ended September 30, 2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MILLICOM INTERNATIONAL CELLULAR S.A.
                                                       (Registrant)

Date:  December 17, 2003

                                           By: /s/ John Ratcliffe
                                               ---------------------------------
                                               Name:  John Ratcliffe
                                               Title: Chief Financial Controller